Form 10KSB, Exhibit 13
period 2006-12-31
Birmingham Bloomfield Bancshares
filed 2007-03-29
CIK 1335792

ABOUT THE COVER OF THE ANNUAL REPORT:
The cover of the Annual Report is one of many photos taken of the bank by photographer, John Sobczak. John has photographed many important trademarks to the Detroit area compiled in a book entitled, Motor City Memoirs. This picture is among the first taken of the completed Woodward Branch.

BOARD OF DIRECTORS

Donald J. Abood
     President, Donald Abood, Inc.
William R. Aikens
     Chairman/ Owner, Spartan Metal Finishing
Jane L. Brodsky
     Partner, Brodsky & Associates
Harry Cendrowski
     Partner, Cendrowski Selecky, P.C.
Donald E. Copus
     Chief Financial Officer
     Magna Services Group, LTD.
Robert E. Farr
     President & Chief Executive Officer
     Bank of Birmingham
John M. Farr
     Retired- former President
     State Savings Bank of Fenton
Charles Kaye
     Partner, Boyes, Wright, Pittman & Co., P.C.
Scott Mc Callum
     Principal Resource Financial Institutions Group, Inc.
Richard J. Miller
     Executive Vice President & Chief Financial Officer
     Bank of Birmingham
Daniel P. O’Donnell
     Principal/Owner
     Professional Furniture Services
Charles T. Pryde
     Member, Governmental Affairs Staff
     Ford Motor Company
Donald Ruff
     Former Executive
     First Federal of Michigan
Walter G. Schwartz
     Investment Advisor, Schwartz & Co.
Henry G. Spellman
     Retired- former Vice President
     International Operations
     Chrysler Financial Corporation
Robert Stapleton
Principal, TOS Advisors

CORPORATE OFFICERS William Aikens, Chairman of the Board Robert E. Farr, President & Chief Executive Officer Richard J. Miller Chief Financial Officer & Corporate Secretary	CORPORATE HEADQUARTERS INVESTOR RELATIONS AND SHAREHOLDER INFORMATION Birmingham Bloomfield Bancshares, Inc. 33583 Woodward Avenue Birmingham, MI 48009 (248) 723-7200 www.bankofbirmingham.net
ANNUAL REPORT, FORM 10-KSB AND OTHER REPORTS
Our annual report on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K, proxy statement, statements of change in beneficial ownership and other SEC filings, and amendments to those reports, statements and filings, are available, without charge, on the United States Securities and Exchange website at www.sec.gov.

Dear Shareholder,
I am pleased to report our message of local ownership, competitive pricing, and unparalleled customer service is being well received by the communities we serve. Our story is unique when compared to our big bank competitors.
Since opening our doors in late July, we have opened over 650 deposit accounts. In February, we introduced our “Woodward Avenue” checking account that combines the convenience of unlimited check writing with the high interest provided by money market accounts. This was followed by the introduction of our “Nonprofit” checking account which offers very competitive interest rates and additional benefits while providing a special service to the communities we serve.
In April, we will be introducing our latest account. Our “Retirement Checking Account” will come with larger, easy to read checks, great rates, and free in-home banking. Our bankers will be on call to visit with seniors at their homes to assist seniors with services ranging from bill pay to reconciling their checkbook. I believe this account will be another way to differentiate us from our larger competitors.
We will continue to add additional new products and services as the year progresses and are in the process of updating our website in order to make it easier for our customers to do business with us over the internet. The new website will have a new customer friendly interface that will allow easy access to your deposit and loan information. It will also feature community events and new promotions to keep customers updated both on the bank and on the communities we serve.
Despite the economic challenges resulting from the continued shift in our region from a manufacturing to service based economy, we are experiencing strong credit demand from individuals and business with solid financial foundations. Many of theses prospective customers are frustrated with the turnover and changes they are experiencing with their current bank. Industry consolidation in our market, as evidenced by the acquisition of Fidelity Bank by Dearborn Bancorp, Inc., and the merger of Republic Bank and Citizens, reinforces the benefits offered by our community bank model.
On February 20th we opened our permanent Bloomfield Township branch. This branch features an open design and offers drive through banking. In addition to our two locations, we introduced courier service for our business customers which is already proving to be very popular.
With your support we got off to a great start in 2006 and 2007 promises to be even better!
Sincerely,
Robert E. Farr
President and Chief Executive Officer

Plante & Moran, PLLC Suite 500 2601 Cambridge Court Aubum Hills, MI 48326 Tel: 248.375.7100 Fax: 248.375.7101 plantemoran.com
Report of Independent Registered Accounting Firm
To the Board of Directors
Birmingham Bloomfield Bancshares Inc.
We have audited the accompanying consolidated balance sheet of Birmingham Bloomfield Bancshares, Inc. as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Birmingham Bloomfield Bancshares, Inc. at December 31, 2006 and 2005 and the consolidated results of its operations, changes in capital and surplus and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
March 12, 2007

BIRMINGHAM BLOOMFIELD BANCSHARES, INC
CONSOLIDATED BALANCE SHEET

	December 31,
	2006	2005
Assets

Cash and cash equivalents
Cash	$809,848	$32,754
Federal funds sold	7,741,153	—

Total cash and cash equivalents	8,551,001	32,754

Loans (Note 2)
Total Loans	12,913,577	—
Less: allowance for loan losses	(195,000)	—

Net loans	12,718,577	—

Premises & equipment (Note 3)	2,318,880	140,108
Deferred offering costs (Note 1)	—	442,766
Interest receivable and other assets	115,494	24,542

Total Assets	$23,702,952	$640,170

Liabilities and Shareholders Equity (Deficit)

Deposits (Note 4)
Non-interest bearing	$1,415,180	$—
Interest bearing	8,813,768	—

Total Deposits	10,228,948	—

Related party notes payable (Note 5)	—	749,000
Bank note payable (Note 6)	—	960,000
Interest payable and other liabilities	136,817	83,159

Total Liabilities	10,365,765	1,792,159

Shareholder’s equity (deficit)
Common Stock, no par value Authorized — 4,500,000 shares Issued and outstanding — 1,800,000 shares at December 31, 2006 and 100 shares at December 31, 2005	17,034,330	1,000
Additional paid in capital	420,000	—
Accumulated deficit	(4,116,143)	(1,152,989)

Total shareholder’s equity (deficit)	13,338,187	(1,151,989)

Total liabilities and shareholder’s equity (deficit)	$23,703,952	$640,170

See Notes to Financial Statements

BIRMINGHAM BLOOMFIELD BANCSHARES, INC
CONSOLIDATED STATEMENT OF OPERATIONS

	For the Year Ended
	December 31,
	2006	2005

Interest Income
Loans, including fees	$146,540	$—
Federal funds sold	238,610	—

Total interest income	385,150	—

Interest expense
Deposits	86,244	0
Borrowings	71,452	13,553

Total interest expense	157,696	13,553

Net Interest Income	227,454	(13,553)

Provision for loan losses	195,000	—

Net interest income after provision for loan losses	32,454	(13,553)

Non-interest income
Service charges and other fees	4,987	—
Other income	1,424	—

Total non-interest income	6,411	—

Non-interest expense
Salaries and benefits	1,556,015	505,745
Occupancy & equipment expense	473,592	182,118
Stock Based Compensation	420,000	—
Data processing expense	42,498	—
Advertising and public relations	4,392	—
Professional fees	52,462	227,944
Printing and office supplies	57,270	7,472
Other expense	395,790	58,626

Total non-interest expense	3,002,019	981,905

Net loss before taxes	(2,963,154)	(995,458)

Income taxes (Note 7)	—	—

Net loss	($2,963,154)	($995,458)

Basic earnings/(loss) per share	(4.19)	(9,954.58)

Diluted earnings/(loss) per share	(4.19)	(9,954.58)

See Notes to Financial Statements

BIRMINGHAM BLOOMFIELD BANCSHARES, INC
CONSOLIDATED STATEMENT OF SHAREHOLDER’S EQUITY (DEFICIT)

	Common	Additional Paid in	Accumulated
	Stock	Capital	Deficit	Total
Balance at December 31, 2004	$1,000	$—	($157,531)	($156,531)

Net loss	—	—	(995,458)	(995,458)

Balance at December 31, 2005	1,000	—	(1,152,989)	(1,151,989)

Issuance of 1,799,900 shares common stock (net of offering costs of $965,670)	17,033,330	—	—	17,033,330

Stock based compensation	—	420,000	—	420,000

Net loss	—	—	(2,963,154)	(2,963,154)

Balance at December 31, 2006	$17,034,330	$420,000	($4,116,143)	$13,338,187

See Notes to Financial Statements

BIRMINGHAM BLOOMFIELD BANCSHARES, INC
CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Year Ended
	December 31,
	2006	2005

Cash flows from operating activities
Net loss	($2,963,154)	($995,458)
Warrants expense	420,000	—
Provision for Loan Losses	195,000	—
Net (increase) decrease in other assets	351,814	(467,308)
Net increase (decrease) in other liabilities	53,658	83,159

Net cash used in operating activities	(1,942,682)	(1,379,607)

Cash flows from investing activities
Increase in loans	(12,913,577)	—
Purchases of premises and equipment	(2,178,772)	(140,108)

Net cash used in investing activities	(15,092,349)	(140,108)

Cash flows from financing activities
Increase in deposits	10,228,948	—
Sale of Stock	17,033,330	1,000
Increase in notes payable from related parties	—	369,000
Repayment of notes payable from related parties	(749,000)	—
Increase (decrease) in line of credit payable	(960,000)	960,000

Net cash provided by financing activities	25,553,278	1,330,000

Increase (decrease) in cash and cash equivalents	8,518,247	(189,715)

Cash and cash equivalents at the beginning of the period	32,754	222,469

Cash and cash equivalents at the end of the period	$8,551,001	$32,754

Supplemental cash flow information:
Cash paid for interest:	$83,757	—
See Notes to Financial Statements

BIRMINGHAM BLOOMFIELD BANCSHARES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
Note 1 — Summary of Significant accounting principles
Basis of Presentation — The accompanying consolidated statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of Birmingham Bloomfield Bancshares, Inc. (the “Corporation”), its wholly owned subsidiary, Bank of Birmingham (“Bank”). All significant intercompany transactions are eliminated in consolidation.
Organization —The Corporation was incorporated February 26, 2004 as Birmingham Bloomfield Bancorp, Inc., for the purpose of becoming a bank holding company under the Bank Holding Company Act of 1956, as amended. The Corporation subsequently changed its name to Birmingham Bloomfield Bancshares, Inc. The Corporation received the required regulatory approvals to purchase the common stock of the Bank on July 26, 2006. The Corporation closed on its first phase of its equity offering totaling $13,988,300 on July 26, 2006 and capitalized the Bank with $13,000,000. Bank of Birmingham opened for business on July 26, 2006. The Corporation continued raising capital until the closing of its offering on September 30, 2006. Early in the fourth quarter of 2006, the Corporation closed on the remaining portion of its equity offering of $4,011,700 bringing its total equity to $18,000,000.
Use of Estimates — The accounting and reporting policies of the Corporation and its subsidiary conform to accounting principles generally accepted in the United States of America. Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.
Nature of Operations — The Corporation provides a variety of financial services to individuals and small businesses through its main office in Birmingham Michigan and branch office in Bloomfield Township, Michigan. Its primary deposit products are savings and term certificate accounts and its primary lending products are commercial loans, commercial real estate loans, home equity lines and consumer loans. A majority of the Bank’s customers and businesses are from Birmingham, Bloomfield Hills, Bloomfield Township, Bingham Farms and Beverly Hills, Michigan.
Cash and Cash Equivalents — For the purpose of the consolidated statement of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold which mature within 90 days.
Organization and Preopening Costs — Organization and preopening costs represent incorporation costs, legal and accounting costs, consultant and professional fees and other costs relating to the organization. The organization and pre-opening costs were $1,990,000 through the commencement of operations, and these costs were charged to expense.
Deferred Offering Costs — Direct costs related to the offering of common stock were $966,000 and were capitalized and netted against the offering proceeds as of December 31, 2006.

BIRMINGHAM BLOOMFIELD BANCSHARES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
Loans — The Corporation grants mortgage, commercial, and consumer loans to customers. A large portion of the loan portfolio is represented by commercial and equity line loans in Oakland County Michigan. The ability of the Corporation’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.
The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.
All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Allowance for Loan Losses — The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.
The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.
The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

BIRMINGHAM BLOOMFIELD BANCSHARES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.
Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.
During the first three years of operations the Bank will maintain an allowance for loan losses above minimum levels established by the Federal Deposit Insurance Corporation and the State of Michigan Office of Financial and Insurance services pursuant to their orders granting the Bank authority to commence business as a DeNovo financial institution.
Off-balance-sheet Instruments — In the ordinary course of business, the Corporation has entered into commitments under commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.
Property and Equipment — The Corporation has approximately $2,319,000 of property and equipment on its balance sheet as of December 31, 2006. The majority of this represents leasehold improvements on the Corporation’s main office at 33583 Woodward, Birmingham, MI. Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets or the length of the building leases as applicable.
Income Taxes — Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method the net deferred tax asset or liability is determined based on the tax effects of the various temporary differences between the book and the tax basis of the various balance sheet assets and liabilities and gives the current recognition to changes in tax rates and laws. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
Earnings per Share - Basic earnings per share represents income available to shareholders divided by the weighted-average number of shares outstanding during the period.
Reclassification - Certain amounts appearing in the prior year’s financial statements have been reclassified to conform to the current year’s financial statements.
Recent Accounting Pronouncement — FASB 123R Share Based Payments - In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 123R

BIRMINGHAM BLOOMFIELD BANCSHARES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
“Share-based Payment” (SFAS 123R”), a revision to Statement No. 123, “Accounting for Stock-Based Compensation.” This standard requires the Corporation to measure the cost of employee services received in exchange for equity awards, including stock options, based on the grant date fair value of the awards. The cost is recognized as compensation expense over the vesting period of the awards.
The Corporation adopted the provisions of SFAS 123R as of January 1, 2006. Under this method, the Corporation will recognize compensation cost for equity based compensation for all new or modified grants after the date of adoption. There were no equity compensation plans in place prior to 2006 and therefore no compensation costs recognized upon adoption.
During the year ended December 31, 2006, the Corporation issued 184,000 warrants to organizers at an exercise price of $10.00 per share with a duration of 10 years. The Corporation recognized stock based compensation using the Black Scholes option-pricing model of $420,000 for the year ended December 31, 2006. During the year ended December 31, 2006 the Corporation also issued 360,000 warrants to shareholders at an exercise price of $12.50 per share based upon one warrant for each five shares of stock purchased. These warrants have a duration of three years. The value of the shareholder warrants was deemed to be negligible.
The fair value of each warrant is estimated on the date of grant using the Black Scholes option pricing model with the following weighted average assumptions. The assumptions listed below were used in 2006.

Dividend yield or expected dividends	0.00%
Risk free interest rate	4.50%
Expected life	5 yrs.
Expected volatility	12.18%
There was no expense recognized for share based payments in 2005.
Financial Accounting Standard Number 157 Fair Value Measurements —This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. It applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Corporation has not determined the impact the adoption of SFAS 157 will have on the financial statements.
FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN 48) — In July 2006, the Financial Accounting Standards Board (FASB) issued this interpretation to clarify the accounting for uncertainty in tax positions. FIN 48 requires, among other matters, that the Corporation recognize in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the Corporation’s 2007 fiscal year, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Corporation is currently evaluating the impact of adopting FIN 48 on the financial statements.

BIRMINGHAM BLOOMFIELD BANCSHARES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
Note 2 — Loans
A summary of the balances of loans as of December 31, 2006 is as follows (000s omitted). The Corporation had no loans on its books as of December 31, 2005:

2006
Mortgage loans on real estate:
Residential 1 to 4 family	$1,442
Multifamily	399
Commercial	3,207
Construction	453
Second mortgage	628
Equity lines of credit	3,229

Total mortgage loans on real estate	9,358

Commercial loans	3,186
Consumer installment loans	375

Total loans	12,919

Less:
Allowance for loan losses	195
Net deferred loan fees	5

Net loans	$12,719

An analysis of the allowance for loan losses follows (000s omitted):

2006
Balance at beginning of year	$—
Provision for loan losses	195

Loans charged off	0

Recoveries of loans previously charged off	0

Balance at end of year	$195

At December 31, 2006, there were no loans considered to be impaired or over 90 days delinquent and still accruing.
In the ordinary course of business, the Bank has granted loans to principal officers and directors and their affiliates amounting to $331,000 at December 31, 2006 and zero at December 31, 2005. During the year ended December 31, 2006, total principal additions were $606,000 and total principal payments were $275,000.

BIRMINGHAM BLOOMFIELD BANCSHARES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
Note 3 — Bank Premises and Equipment
A summary of the cost and accumulated depreciation of premises and equipment follows (000s omitted):

	2006	2005
Leasehold improvements	$1,954	$—
Furniture and equipment	197	140
Computer Equipment & Software	235	—

Total	2,386	140

Less: Accumulated depreciation	67	—

Net Premises and Equipment	$2,319	$140

Depreciation expense for the year ended December 31, 2006 and 2005 amounted to $ $67,400, and zero, respectively.
Note 4 — Deposits
The following is a summary of the distribution of deposits at December 31 (000s omitted):

	2006	2005
Non-interest bearing deposits	$1,415	$—
NOW accounts	1,370	—
Savings and money market accounts	4,441	—
Certificates of Deposit <$100,000	1,995	—
Certificates of Deposit >$100,000	1,008	—

Total	$10,229	$—

At December 31, 2006, the scheduled maturities of time deposits are as follows (000s omitted):

	<$100,000	>$100,000	Total
2007	$1,995	$—	$1,995
2008	8	1,000	$1,008

Total	$2,003	$1,000	$3,003

Note 5 — Related Party Notes Payable
Notes Payable in the amount of $749,000 outstanding from the Corporation’s organizers were retired upon the completion of the Corporation’s stock offering on July 26, 2006 by issuing stock to each organizer having an aggregate subscription price equal to the amount advanced by the organizer.

BIRMINGHAM BLOOMFIELD BANCSHARES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
Note 6 — Notes Payable
On July 21, 2005, the Corporation signed a $1,600,000 line of credit agreement with Fifth Third Bank. The line of credit was increased by $720,000 on April 20, 2006. The line of credit was paid in full and retired with the proceeds of the Corporation’s stock offering on July 26, 2006.
Note 7 — Income Taxes
The Corporation has net operating loss carryforwards of approximately $4,116,000 generated from inception through December 31, 2006 that are available to reduce future taxable income through the year ending December 31, 2025. The deferred tax asset generated by that loss carryforward has been offset with a valuation allowance since the Corporation does not have a history of earnings.
The components of the net deferred tax assets, included in other assets, are as follows:

	2006	2005
Deferred tax assets:
Allowance for loan losses	$56,100	$—
Organizational costs	487,877	338,456
Net operating loss carryforward	644,547	—
Other	5,406	—

Total deferred tax assets	1,193,930	338,456

Less valuation allowance	1,171,185	338,456

Deferred tax liabilities:
Other	22,745	—

Total deferred tax liabilities	$22,745	$—

Net deferred tax assets	—	—

Allocation of income taxes between current and deferred portions is as follows:

	2006	2005

Current expense	$—	$—
Deferred (benefit) expense	—	—

Total income tax expense	$—	$—

BIRMINGHAM BLOOMFIELD BANCSHARES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
The reasons for the differences between the income tax expense at the federal statutory income tax rate and the recorded income tax expense are summarized as follows:

	2006	2005
Loss before income taxes	($2,963,154)	($995,458)

Income tax benefit at federal statutory rate of 34 percent	(1,007,472)	(338,456)
Increases resulting from nondeductible expenses	23,800	0
Other	150,943	0
Change in valuation allowance	832,729	338,456

Income tax expense	$0	$0

Note 8 — Leases and Commitments
The Corporation has entered into a lease agreement for its main office. Payments began in February 2005 and the lease expires in October 2015. The Corporation also entered into a lease agreement for its branch office in Bloomfield Township which calls for lease payments to begin in March 2006 and expires February 2016. The main office lease has two ten year renewal options. The Bloomfield branch office lease has one five year renewal option. Rent expense under this agreement was $210,000 for the main office and $44,000 for the branch office for the year ended December 31, 2006 and $135,000 for the main office for the year ended December 31, 2005. There were no lease payments for the branch office in 2005.
The following is a schedule of future minimum rental payments under operating leases on a calendar year basis:

2007	$268,271
2008	274,037
2009	279,807
2010	285,695
2011	291,693
thereafter	1,187,293

Total	$2,586,796

As of December 31 2006 the Corporation has outstanding commitments under construction contracts totaling $443,000 for the renovation of its Bloomfield branch office facility of which the Corporation will be receiving an allowance of $140,750 from the building owner. The Corporation has been billed for $140,568 of the contract.

BIRMINGHAM BLOOMFIELD BANCSHARES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
Note 9 — Restrictions on dividends, loans and advances
Banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation.
Prior approval of the Bank’s federal regulator is required if the total dividends declared by the Bank in a calendar year exceed the sum of the net profits of the Bank for the preceding three years, less any required transfers to surplus. In addition, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum standards. Because of the Bank’s Denovo status and its startup losses, at December 31, 2006, the Bank’s retained earnings available for the payment of dividends, without approval from the regulators, was $0. Accordingly, all of the Corporation’s investment in the Bank was restricted at December 31, 2006.
Loans or advances made by the Bank to the Corporation are generally limited to 10 percent of the Bank’s capital stock and surplus. Accordingly, at December 31, 2006, Bank funds available for loans or advances to the Corporation amounted to $1.2 million. The Federal Reserve Bank, which is the Corporation’s regulator, however, has restricted borrowings by the Corporation for the first three years of operation without its prior approval.
Note 10 — Fair Value of Financial Instruments
The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.
The following methods and assumptions were used by the Corporation in estimating fair value disclosures for financial instruments:
Cash and Cash Equivalents — The carrying amounts of cash and cash equivalents approximate fair values.
Loans Receivable — For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.
Deposit Liabilities — The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The

BIRMINGHAM BLOOMFIELD BANCSHARES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.
Other Borrowings — The fair values of the Corporation’s other borrowings are estimated using discounted cash flow analyses based on the Corporation’s current incremental borrowing rates for similar types of borrowing arrangements.
Accrued Interest — The carrying amounts of accrued interest approximate fair value.
Other Financial Instruments — The fair value of other financial instruments, including loan commitments and unfunded letters of credit, based on discounted cash flow analyses, is not material.
As the only items on the Corporation’s balance sheet which could vary in fair value at December 31, 2006 are fixed rate loans and deposits originated by the bank over the last four months, during a period of stable interest rates, management has determined that fair values on all assets and liabilities approximate the carrying values as of December 31, 2006. The fair values approximated the carrying amounts for the other borrowings as of December 31, 2005.
Note 11 — Retirement Plans
The Corporation sponsors a 401(k) plan for substantially all employees. The plan is a “Safe Harbor” plan by statute and provides for the Corporation to make a 4% required matching contribution. Contributions to the plan were $32,000 in 2006. The plan was not in existence and there were no contributions in 2005.

BIRMINGHAM BLOOMFIELD BANCSHARES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
Note 12 — Parent Only Financial Statements
The condensed financial information that follows presents the financial condition of Birmingham Bloomfield Bancshares, Inc. (the “Parent”) along with the results of operations and its cash flows. The Parent has recorded its investments in its subsidiaries at cost plus its share of the undistributed earnings of its subsidiaries since inception. The Parent recognizes dividends from its subsidiaries as revenue and undistributed earnings of its subsidiaries as other income. The Parent financial information should be read in conjunction with the Corporation’s consolidated financial statements.
The condensed balance sheet as of December 31, 2006 and 2005 is as follows:

	December 31,
	2006	2005
Assets

Cash and cash equivalents
Cash	$845,889	$32,754

Total cash and cash equivalents	845,889	32,754

Investment in Subsidiary	12,562,298	—

Premises & Equipment	—	140,108
Deferred offering costs	—	442,766
Interest receivable and other assets	—	24,542

Total Assets	$13,408,187	$640,170

Liabilities and Shareholders Equity (Deficit)

Related party notes payable	—	$749,000
Bank note payable	—	960,000
Interest payable and other liabilities	70,000	83,159

Total Liabilities	70,000	1,792,159

Shareholder’s equity (deficit)
Common Stock, no par value	17,034,330	1,000
Additional paid in capital — share based payments	420,000	—
Accumulated deficit	(4,116,143)	(1,152,989)

Total shareholder’s equity (deficit)	13,338,187	(1,151,989)

Total liabilities and shareholder’s equity (deficit)	$13,408,187	$640,170

BIRMINGHAM BLOOMFIELD BANCSHARES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
The condensed statement of income for the years ended December 31, 2006 and 2005 is as follows:

	For the Year Ended
	December 31,
	2006	2005

Interest Income	$—	$—
Interest expense	71,452	13,553

Net Interest Income	(71,452)	(13,553)

Non-interest expense
Salaries and benefits	(460,230)	505,745
Occupancy & equipment expense	(183,833)	182,118
Stock based compensation	420,000	—
Professional fees	(310,245)	227,944
Printing and office supplies	(2,502)	7,472
Other expense	(9,190)	58,626

Total non-interest expense	(546,000)	981,905

Income taxes	—	—

Net income (loss) before equity in undistributed loss of subsidiary	474,548	(995,458)
Equity in undistributed income of subsidiary	(3,437,702)	—

Net loss	($2,963,154)	($995,458)

BIRMINGHAM BLOOMFIELD BANCSHARES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
The condensed statement of cash flows for the year ended December 31, 2006 and 2005 is as follows:

	For the Year Ended
	December 31,
	2006	2005

Cash flows from operating activities
Net loss	($2,963,154)	($995,458)
Stock based compensation	420,000	—
Net (increase) decrease in other assets	467,308	(467,308)
Net increase (decrease) in other liabilities	(13,159)	83,159

Net cash used in operating activities	(2,089,005)	(1,379,607)

Cash flows from investing activities
Investment in subsidiary	(12,562,298)	—
(Increase) decrease in premises and equipment	140,108	(140,108)

Net cash used in investing activities	(12,422,190)	(140,108)

Cash flows from financing activities
Sale of Stock	17,033,330	1,000
Increase in notes payable from related parties	—	369,000
Repayment of notes payable from related parties	(749,000)	—
Increase (decrease) in line of credit payable	(960,000)	960,000

Net cash provided by financing activities	15,324,330	1,330,000

Increase (decrease) in cash and cash equivalents	813,135	(189,715)

Cash and cash equivalents at the beginning of the period	32,754	222,469

Cash and cash equivalents at the end of the period	$845,889	$32,754

Note 13 — Off balance sheet risk
Credit-related Financial Instruments — The Corporation is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.
The Corporation’s exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

BIRMINGHAM BLOOMFIELD BANCSHARES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
At December 31, 2006 and 2005, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount
	2006	2005
Commitments to grant loans	$797,000	$—
Unfunded commitments under lines of credit	$2,498,000	—
Commercial and standby letters of credit	—	—
Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Corporation, is based on management’s credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Corporation is committed.

Commercial and standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those letters of credit are used primarily to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved is extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary.

Collateral Requirements — To reduce credit risk related to the use of credit-related financial instruments, the Corporation might deem it necessary to obtain collateral. The amount and nature of the collateral obtained are based on the Corporation’s credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant, and equipment, and real estate.

If the counterparty does not have the right and ability to redeem the collateral or the Corporation is permitted to sell or repledge the collateral on short notice, the Corporation records the collateral in its balance sheet at fair value with a corresponding obligation to return it.

Legal Contingencies — Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Corporation’s financial statements.

BIRMINGHAM BLOOMFIELD BANCSHARES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
Note 14 — Minimum regulatory capital requirements
Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for Banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The prompt corrective action regulations provide five classifications, well capitalized, adequately capitalized, undercapitalized and critical undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The Bank and the Corporation were well-capitalized as of September 30, 2006.

The Bank’s and Corporation’s actual capital amounts and ratios as of December 31, 2006 are presented in the following table (dollars in thousands):

			For Capital		To be
	Actual		Adequacy Purposes		Well-Capitalized
		Ratio		Ratio		Ratio
	Amount	(Percent)	Amount	(Percent)	Amount	(Percent)
Total risk-based capital (to risk weighted assets) Bank of Birmingham	12,758	75.91	1,345	8.00	1,681	10.00
Consolidated	13,603	93.23	1,167	8.00	1,459	10.00

Tier I Capital (to risk weighted assets) Bank of Birmingham	12,563	74.75	672	4.00	1,008	6.00
Consolidated	13,408	91.89	584	4.00	875	6.00

Tier I Capital (to average assets) Bank of Birmingham	12,563	61.50	817	4.00	1,021	5.00
Consolidated	13,408	64.27	834	4.00	1,043	5.00

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
FORWARD LOOKING STATEMENTS
This report contains forward-looking statements throughout that are based on management’s beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and about the Corporation and the Bank. Words such as anticipates, believes, estimates, expects, forecasts, intends, is likely, plans, projects, variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are intended to be covered by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Actual results and outcomes may materially differ from what may be expressed or forecasted in the forward-looking statements. The Corporation undertakes no obligation to update, amend, or clarify forward looking statements, whether as a result of new information, future events (whether anticipated or unanticipated), or otherwise.
Future factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to the following: the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses; competitive pressures among depository institutions; interest rate movements and their impact on customer behavior and net interest margin; the impact of repricing and competitor’s pricing initiatives on loan and deposit products; the ability to adapt successfully to technological changes to meet customers’ needs and development in the market place; our ability to access cost-effective funding; changes in financial markets; changes in economic conditions in general and particularly as related to the automotive and related industries in the Detroit metropolitan area; new legislation or regulatory changes, including but not limited to changes in federal and/or state tax laws or interpretations thereof by taxing authorities; changes in accounting principles, policies or guidelines; and our future acquisitions of other depository institutions or lines of business.
OVERVIEW
The Company is a Michigan corporation that was incorporated on February 26, 2004 to organize and serve as the holding company for a Michigan state bank, Bank of Birmingham (“Bank”) in Birmingham, Michigan. The Bank is a full service commercial bank headquartered in Birmingham, Michigan, with a full service branch banking office in Bloomfield Township, Michigan. It serves the communities of Birmingham, Bloomfield, Bingham Farms, Franklin and Beverly Hills and the neighboring communities. The Corporation completed the first phase of its stock offering on July 25, 2006 and capitalized the Bank on that date. The Bank opened for business on July 26, 2006 in a modular facility at the site of its future branch at 4145 W. Maple in Bloomfield Township. The modular facility served as the Bank’s temporary main office until leasehold improvements at the permanent main office facility at 33583 Woodward Avenue in Birmingham were completed and the office opened for business at the end of August 2006. Remodeling then commenced at the branch facility and it opened for business on February 20, 2007. The Bank serves businesses and consumers across Oakland and Macomb counties with a full range of lending, deposit and Internet banking services. The Bank operates two full service facilities, one in Birmingham and the other in Bloomfield Township, Michigan.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The results of operations depend largely on net interest income. Net interest income is the difference in interest income the Corporation earns on interest-earning assets, which comprise primarily commercial business, commercial real estate and residential real estate loans and the interest the Corporation pays on our interest-bearing liabilities, which are primarily deposits and borrowings. Management strives to match the repricing characteristics of the interest earning assets and interest bearing liabilities to protect net interest income from changes in market interest rates and changes in the shape of the yield curve.
The results of our operations may also be affected by local and general economic conditions. The largest geographic segment of our customer base is in Oakland County, Michigan. The economic base of the County continues to diversify from the automotive service sector. This trend should lessen the impact on the County of future economic downturns in the automotive sector of the economy. Oakland County’s proximity to major highways and affordable housing has continued to spur economic growth in the area. Oakland County’s outstanding debt had a credit rating of AAA from Moody’s Investor Service as of 2005. Changes in the local economy may affect the demand for commercial loans and related small to medium business related products. This could have a significant impact on how the Corporation deploys earning assets. The competitive environment among other financial institutions and financial service providers and the Bank in the Oakland and Macomb counties of Michigan may affect the pricing levels of various deposit products. The impact of competitive rates on deposit products may increase the relative cost of funds for the Corporation and thus negatively impact net interest income.
The Corporation continues to see competitive deposit rates offered from local financial institutions within the geographic proximity of the Bank which could have the effect of increasing the costs of funds to a level higher than management projects.
On September 30, 2006, Birmingham Bloomfield Bancshares, Inc. completed its common stock offering. The Corporation received gross proceeds of $18.0 million from the offering and used the proceeds to fund its growth strategy, for working capital and for general corporate purposes including its investment in the Bank.
CRITICAL ACCOUNTING POLICIES
Allowance for loan losses
The Corporation performs a detailed quarterly review of the allowance for credit losses. The Corporation evaluates those loans classified as substandard, under its internal risk rating system, on an individual basis for impairment under SFAS 114. The level and allocation of the allowance is determined primarily on management’s evaluation of collateral value, less the cost of disposal, for loans reviewed in this category. The remainder of the total loan portfolio is segmented into homogeneous loan pools with similar risk characteristics for evaluation under SFAS 5. The Corporation uses factors such as, historical portfolio losses, national and local economic trends and levels of delinquency to determine the appropriate level and allocation of the allowance for loans in this grouping. In addition, due to the Corporation’s short operating history, it looks to historical results for similar banks of similar size and in similar geographic areas as a comparison. The Corporation’s policy dictates that specifically identified credit losses be recognized immediately by a charge to the allowance for credit losses. See also note 1 to the financial statements. The Bank is also required to maintain certain minimum levels of reserves during its first three years of operation based upon the business plan submitted as part of the regulatory

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
approval process and based upon the order granting it permission to operate by the State of Michigan, Office of Financial and Insurance Services.
Inherent risks and uncertainties related to determination of adequacy of the allowance for credit losses require management to depend on estimates, appraisals and evaluations of loans to prepare the analysis. Changes in economic conditions and the financial prospects of borrowers may result in changes to the estimates, appraisals and evaluations used. In addition, if circumstances and losses differ substantially from management’s assumptions and estimates, the allowance for credit losses may not be sufficient to absorb all future losses and net income could be significantly impacted.
PLAN OF OPERATION
The Corporation’s (and the Bank’s) main office is located at 33583 Woodward Avenue, Birmingham, MI 48009. The building is a free-standing one story office building of approximately 8,300 square feet. The Bank also operates a branch office at 4145 West Maple Road, near the intersection of Telegraph Road in Bloomfield Township, MI, which is approximately 5 miles from the main office. The branch office occuipies approximately 2,815 square feet in a one story office building. The Bank has executed lease agreements with respect to each of its proposed banking locations. Each of the leases is for a period of 10 years with renewal options. The main office lease commenced in October 2005, and the branch office lease commenced in March 2006.
At this time, neither the Corporation nor the Bank intends to own any of the properties from which the Bank will conduct banking operations. The Bank used approximately $2.2 million of the proceeds of the Company’s initial public offering to purchase furniture, fixtures and equipment at the two locations. The Bank has hired 24 full-time equivalent employees to staff its banking offices.
The Bank will use the remainder of its capital for customer loans, investments and other general banking purposes. We believe that the Corporation’s minimum initial offering proceeds will enable the Bank to maintain a leverage capital ratio, which is a measure of core capital to average total assets, in excess of 8% for the first three years of operations as required by the FDIC. Accordingly, the Company does not anticipate raising additional capital during the 36-month period following the completion of the its initial public offering. However, the Corporation cannot guarantee that it will not need to raise additional capital within the next 36 months.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Selected Financial Information
The following sets for the selected consolidated financial date for the period reported. Information shown for periods prior to 2006 is not comparable as the Corporation did not commence banking operations until July 26, 2006.
Selected Financial Condition Data

	For the Year Ended
	December 31,
	2006	2005	2004
Total assets	$24,550	$640	$223
Gross loans	12,914	—	—
Allowance for Loan Losses	195	—	—
Total deposits	11,075	—	—
Borrowings	—	1,709	380
Total stockholders equity (deficit)	13,338	(1,151)	(156)

Summary of Operations

Interest income	385	—	—
Interest expense	158	14	—

Net interest income	227	(14)	—

Provision for loan losses	195	—	—

Noninterest income	7	—	—
Noninterest expense	3,002	981	157

Income before taxes	(2,963)	(995)	(157)

Provision for income tax	—	—	—

Net income	($2,963)	($995)	($157)

Per share Data:
Basic earnings	($4.19)	($9,954.58)	($157.53)
Diluted earnings	($4.19)	($9,954.58)	($157.53)
Dividend declared	—	—	—
Selected Financial Ratios

	For the Year Ended
	December 31,
	2006	2005	2004
Total nonperforming assets as a percentage of total assets	—	n/a	n/a
Total nonperforming loans as a percentage of total loans	—	n/a	n/a
Total allowance for loan losses as a percentage of total loans	1.50%	n/a	n/a
Return on average assets	(37.62%)	(199.09%)	(157.00%)
Return on average equity	(44.89%)	n/a	n/a
Net interest margin	4.90%	n/a	n/a
Average equity to average assets	(83.82%)	n/a	n/a

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
ASSETS
At December 31, 2006, the Corporation’s total assets were $23.7 million, an increase of $23.1 million from December 31, 2005. This growth came as the Corporation completed its stock offering, of which the first closing occurred on July 25, 2006 for $14.0 million and the second closing in early November for an additional $4.0 million for a total of $18.0 million in equity raised. The largest segment of asset growth for the year ended December 31, 2006 occurred in the loan portfolio as the Corporation began to deploy the equity raised by making $12.7 million in loans during its first five months of banking operations. Excess funds were maintained in Federal Funds sold.
Federal Funds sold were $7.7 million at December 31, 2006. Due to the growth pattern during the Corporation’s inception of banking operations and a flat and sometimes inverted yield curve during the latter portion of 2006, management felt it was prudent to maintain liquidity in Federal Funds sold rather than investing in various investment securities offering little if any yield advantage and restricting the Corporation’s liquidity.
The largest portion of loan growth occurred in the commercial portfolio, which is consistent with the Corporation’s commercial lending focus. At December 31, 2007 commercial loans totaled $8.5 million and mortgage loans (which include home equity lines of credit) totaled $4.3 million.
The allowance for loan losses was $195,000 or 1.50% of loans at December 31, 2006. There were no loan charge offs during 2006 and there were no past due or nonperforming loans at December 31, 2006.
Premises and equipment increased to $2.3 million as the Corporation completed leasehold improvements to its new main office and purchased equipment, furniture computer equipment and software for its main banking office. A portion of this amount was also booked as construction in progress for leasehold improvements at the Corporation’s branch office located at 4145 W. Maple in Bloomfield Township. Construction at the branch is expected to be complete in March of 2007.
Nonperforming loans, which represents nonaccruing loans and loans past due 90 days or more and still accruing interest, were zero at December 31, 2006.
Loans are placed in nonaccrual status when, in the opinion of management, uncertainty exists as to the ultimate collection of principal and interest. At December 31, 2006, there were no loans placed in nonaccrual status. Commercial loans are reported as being in nonaccrual status if: (a) they are maintained on a cash basis because of deterioration in the financial position of the borrower, (b) payment in full of interest or principal is not expected, or (c) principal or interest has been in default for a period of 90 days or more. If it can be documented that the loan obligation is both well secured and in the process of collection, the loan may stay on accrual status. However, if the loan is not brought current before 120 days past due, the loan is reported as nonaccrual. A nonaccrual asset may be restored to accrual status when none of its principal or interest is due and unpaid, when it otherwise becomes well secured, or is in the process of collection.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Management evaluates the condition of the loan portfolio on a quarterly basis to determine the adequacy of the allowance for credit losses. Management’s evaluation of the allowance is further based on consideration of actual loss experience, the present and prospective financial condition of borrowers, adequacy of collateral, industry concentrations within the portfolio, and general economic conditions. Management believes that the present allowance is adequate, based on the broad range of considerations listed above.
The primary risk element considered by management regarding each consumer and residential real estate loan is lack of timely payment. Management has a reporting system that monitors past due loans and has adopted policies to pursue its creditor’s rights in order to preserve the Bank’s position. The primary risk elements concerning commercial and industrial loans and commercial real estate loans are the financial condition of the borrower, the sufficiency of collateral, and lack of timely payment. Management has a policy of requesting and reviewing annual financial statements from its commercial loan customers and periodically reviews existence of collateral and its value.
Although management believes that the allowance for credit losses is adequate to absorb losses as they arise, there can be no assurance that the Bank will not sustain losses in any given period that could be substantial in relation to the size of the allowance for credit losses. It must be understood that inherent risks and uncertainties related to the operation of a financial institution require management to depend on estimates, appraisals and evaluations of loans to prepare the Corporation’s financial statements. Changes in economic conditions and the financial prospects of borrowers may result in changes to the estimates, appraisals and evaluations used. In addition, if circumstances and losses differ substantially from management’s assumptions and estimates, the allowance for loan losses may not be sufficient to absorb all future losses and net income could be significantly impacted.
LIABILITIES
Total liabilities were $10.4 million as of December 31, 2006. Deposits made up $10.2 million of this total.
In the deposit categories, noninterest bearing DDA deposits were $1.4 million, which was made up primarily of business accounts. NOW accounts which, except for limited circumstances, are owned by individuals were $1.4 million at December 31, 2006, while Money market accounts were $4.3 million and almost evenly divided between business and personal accounts. Certificates of deposit were $3.0 million at December 31, 2006. Of this amount $2.3 million was in certificates greater than $100,000. All of these certificates are from local depositors.

	As of December 31,
	2006
	Balance	Percentage
Noninterest bearing demand	$1,415	13.83%
NOW accounts	1,369	13.38
Money market	4,329	42.33
Savings	113	1.10
Time deposits under $100,000	653	6.38
Time deposits over $100,000	2,350	22.98

Total deposits	$10,229	100.00%

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Related party notes payable decreased to zero at December 31, 2006 as the amounts shown on the balance sheet at December 31, 2005 were converted into the Corporation’s common stock at the time of the Corporation’s first equity closing on July 25, 2006. The Bank note payable was paid in full and retired on July 25, 2006 with the proceeds of the Corporation’s stock offering.
SHAREHOLDER’S EQUITY
Shareholders equity increase to $13.3 million at December 31, 2006 from a deficit of ($1.1) million at December 31, 2005. During 2006 the Corporation sold $18.0 million in common stock which was closed in two-phases. The first closing with gross proceeds of $14.0 million closed on July 25, 2006. The proceeds were used to capitalize the Bank of Birmingham which allowed it to commence banking operations on July 26, 2006. The remaining $4.0 million of the offering was completed on September 30, 2006 and the closing for these shares occurred on November 2, 2006. From these proceeds $965,000 in offering costs were netted for a total of $17.0 in net proceeds from the offering. Additional paid in capital was $420,000 in accordance with FAS123R, as noted in footnote 5 of the financial statements. This represents an offset to the expense recognized per FAS123R for the costs associated with the organizer warrants which were issued to the Corporation’s organizers as described in the prospectus dated November 14, 2005. The accumulated deficit includes a charge for the aforementioned expense. In addition, it includes the costs of inception prior to the Corporation commencing banking operations of approximately $2.1 million incurred during the Corporation’s inception period.
NET INTEREST INCOME
Net interest income for the twelve months ended December 31, 2006 was $227,000. The Corporation commenced the earning of interest income at the inception of banking operations on July 26, 2006. During the period of July 20 to December 31, 2006 interest income was primarily from federal funds sold as the Corporation maintained a significant amount of liquidity in its early growth period. Loans began to be booked during August 2006 and continued throughout the year which resulted in the interest income on loans as shown. Deposit interest expense of $86,000 during the period was primarily due to the growth in certificates of deposit during the period. Interest expense on borrowings of $71,000 was incurred on the Corporation’s line of credit used during inception and retired upon the completion of the Corporation’s stock offering.
In 2005 interest expense of $13,000 was recognized on the Corporation’s line of credit used during the Corporation’s inception period.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following table shows the Corporation’s consolidated average balances of assets, liabilities, and equity. The table also details the amount of interest income or interest expense and the average yield or rate for each category of interest earning asset or interest bearing liability and the net interest margin for the periods indicated. The information shown for 2006 represents the period of July 26, 2006 through December 31, 2006. Periods prior to July 26, 2006 are not relevant and not shown since the Corporation did not begin banking operations until that date.

	Year Ended December 31, 2006
		Interest
	Average	Income/	Average
	Balance	Expense	Rate
Assets
Loans	$4,551	$146	7.70%
Federal Funds Sold	10,071	239	5.69%

Total Earning Assets/Total Interest Income/Average Yield	14,622	385	6.31%

Cash and due from banks	1,319
All other assets	1,912

Total Assets	17,853

Laibilities and Equity
NOW accounts	578	4	1.56%
Money markets	1,974	34	4.18%
Savings	60	0	1.13%
Time deposits	2,225	48	5.16%

Total Interest Bearing Liabilities/Total Interest Expense/Average Yield	4,837	86	4.28%

Noninterest bearing demand deposits	185
All other liabilities	—
Shareholders Equity	$12,831

Net Interest Income/Interest Rate Spread		$299	2.03%

Net Interest Margin (Net Interest Income/Total Earning Assets)			4.90%

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
PROVISION FOR CREDIT LOSSES
The provision for loan losses was $195,000 for the year ended December 31, 2006. See also “Assets” discussed previously.
NONINTEREST INCOME
Noninterest income for the period of July 26 through December 31, 2006 was $6,000 and was primarily from service charges and customer service fees. There was no noninterest income was earned in prior periods.
NONINTEREST EXPENSE
Noninterest expense for the twelve months ended December 31, 2006 was $3.0 million. Of this amount, approximately $875,000 was incurred during the inception period between January 1 and July 25, 2006. Salaries and benefits increased by $1.1 million to $1.6 million as the Corporation began hiring the majority of its operating staff during the second quarter of 2006 in anticipation of the commencement of banking operations and to allow for training and computer systems setup. Occupancy and equipment expense increased by $291,000 to $473,000 for the twelve months ended December 31, 2006 as compared to $182,000 for the twelve months ended December 31, 2005. This increase was due to the leasing of the Bloomfield Branch office in 2006 and the leasing of a modular facility for the Bloomfield location in 2006. In addition, rents for the Corporation’s main office were at a reduced rate for the initial lease period in 2005. The rental of the modular facility ceased in February 2007. Stock based compensation of $420,000 was recognized per FAS123R in 2006. Please see footnote 5 to the financial statements for additional information. Data Processing expense of $42,000 for 2006 represents the first five months of processing while the Bank was in operation. There were no data processing expenses in 2005. Professional fees decreased by $175,000 to $52,000 for 2006 from $228,000 in 2005. In 2005 legal, accounting and consulting expenses were incurred for the formation of the Bank. Expenses were reduced in 2006 to more normalized levels and were primarily for accounting and legal expenses. Printing expenses were increased in 2006 again primarily incurred as the Corporation commenced banking operations. Other expenses were $395,000 for 2006, of which the increases were again largely due to the commencement of banking operations.
INCOME TAXES
No income tax expense or benefit was recognized in 2006 or 2005 due to the tax loss carryforward position of the Corporation. See note 7 to the financial statements. An income tax benefit may be booked in future periods when the Corporation begins to turn a profit and management believes that profitability will be expected for the foreseeable future beyond that point.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
LIQUIDITY AND CAPITAL RESOURCES; ASSET/LIABILITY MANAGEMENT
The liquidity of a bank allows it to provide funds to meet loan requests, to accommodate possible outflows of deposits, and to take advantage of other investment opportunities. Funding of loan requests providing for liability outflows and managing interest rate margins require continuous analysis to attempt to match the maturities and repricing of specific categories of loans and investments with specific types of deposits and borrowings. Bank liquidity depends upon the mix of the banking institution’s potential sources and uses of funds. The major sources of liquidity for the Bank have been deposit growth, federal funds sold, and loans which mature within one year. Large deposit balances which might fluctuate in response to interest rate changes are closely monitored. These deposits consist mainly of certificates of deposit over $100,000. We anticipate that we will have sufficient funds available to meet our future commitments. As of December 31, 2006, unused commitments comprised $3.3 million. The Bank has $2.0 million in time deposits coming due within the next twelve months from December 31, 2006.
The largest uses and sources of cash and cash equivalents for the Corporation for the year ended December 31, 2006, as noted in the Consolidated Statement of Cash Flow, were centered primarily on the uses of cash in investing activities and the net cash provided by financing activities. The uses of cash in investing activities were largely due to the increase in loans of $12.9 million. The purchase of property and equipment for $2.2 million was primarily due to the completion of the leasehold improvements and purchase of equipment and software for the new main office for the Corporation and Bank and to lesser extent a portion of leasehold improvements for the branch office. Offsetting the uses of cash in investing activities, was the cash provided from financing activities which included net increases in deposits of $11.1 million and the sale of stock of $17.0 million. Repayment of borrowings reduced the cash provided by financing activities by $1.7 million. Total cash and cash equivalents at the end of December 31, 2006 was $8.6 million, which was an increase of $8.5 million from December 31, 2005.
Managing rates on earning assets and interest bearing liabilities focuses on maintaining stability in the net interest margin, an important factor in earnings growth and stability. Emphasis is placed on maintaining a controlled rate sensitivity position to avoid wide swings in margins and to manage risk due to changes in interest rates.
Some of the major areas of focus of the Corporation’s Asset Liability Committee (“ALCO”) incorporate the following overview functions: review the interest rate risk sensitivity of the Bank to measure the impact of changing interest rates on the Bank’s net interest income, review the liquidity position through various measurements, review current and projected economic conditions and the corresponding impact on the Bank, ensure that capital and adequacy of the allowance for loan losses are maintained at proper levels to sustain growth, monitor the investment portfolio, recommend policies and strategies to the Board that incorporate a better balance of our interest rate risk, liquidity, balance sheet mix and yield management, and review the current balance sheet mix and proactively determine the future product mix.
The Corporation currently utilizes static gap analysis to measure and monitor interest rate risk. In 2007 the Corporation will implement net interest income simulation modeling to measure and monitor interest rate risk as well. Due to the short operating history of the Corporation and its rapidly changing balance sheet as of December 31, 2006, management elected not to implement interest rate simulation modeling as the results it would provide at that point would not have provided meaningful benefits. Each of these interest rate risk measurements has limitations, but

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
management believes when these tools are evaluated together in the future, they will provide a balanced view of the exposure the Corporation has to interest rate risk.
Interest sensitivity gap analysis measures the difference between the assets and liabilities repricing or maturing within specific time periods. An asset-sensitive position indicates that there are more rate-sensitive assets than rate-sensitive liabilities repricing or maturing within specific time periods, which would generally imply a favorable impact on net interest income in periods of rising interest rates and a negative impact in periods of falling rates. A liability-sensitive position would generally imply a negative impact on net interest income in periods of rising rates and a positive impact in periods of falling rates.
Gap analysis has limitations because it cannot measure precisely the effect of interest rate movements and competitive pressures on the repricing and maturity characteristics of interest-earning assets and interest-bearing liabilities. In addition, a portion of our adjustable-rate assets have limits on their minimum and maximum yield, whereas most of our interest-bearing liabilities are not subject to these limitations. As a result, certain assets and liabilities indicated as repricing within a stated period may in fact reprice at different times and at different volumes, and certain adjustable-rate assets may reach their yield limits and not reprice.
The following table presents an analysis of our interest-sensitivity gap position at December 31, 2006. All interest-earning assets and interest-bearing liabilities are shown based on the earlier of their contractual maturity or repricing date adjusted by forecasted prepayment and decay rates, our historical experience, and the repricing and prepayment characteristics of portfolios acquired through acquisition.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

			After Three		After One
	Within		Months but		Year But		After
	Three		Within		Within		Five
	Months		One Year		Five Years		Years		Total
Interest earning assets
Federal funds sold	$7,741		$—		$—		$—		$7,741
Loans	5,027		—		3,053		3,120		11,200
Total	12,768		—		3,053		3,120		18,941

									0

Interest bearing liabilities
Now accounts	1,369		—		—		—		1,369
Money markets	4,329		—		—		—		4,329
Savings	113		—		—		—		113
Time deposits less than $100,000	7		638		8		0		653
Time deposits greater than $100,000	504		846		1,000		—		2,350

Total	6,322		1,484		1,008		—		$8,814

Rate sensitivity gap	$6,446		($1,484)		$2,045		$3,120

Cumulative rate sensitivity gap			$4,962		$7,007		$10,127

Rate sensitivity gap ratio	2.02	x	n/a	x	3.03	x	0.00	x

Cumulative rate sensitivity gap ratio			1.64	x	1.79	x	2.15	x

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
SEC FORM 10-KSB
Copies of the Corporation’s annual report on Form 10-KSB, as filed with the Securities and Exchange Commission are available to stockholders without charge, upon written request. Please mail your request to Richard J. Miller; Chief Financial Officer, Birmingham Bloomfield Bancshares, Inc., 33583 Woodward Avenue, P. O. Box 1298, Birmingham, MI 48012-1298.
STOCK INFORMATION
The common stock of Birmingham Bloomfield Bancshares, Inc. trades on The OTC Bulletin Board under the ticker symbol “BBBI.” At December 31, 2006, there were 1,800,000 shares of Birmingham Bloomfield Bancshares, Inc. common stock issued and outstanding and approximately 797 shareholders of record.

BANK OF BIRMINGHAM SHAREHOLDER INFORMATION

PRIMARY MARKET MAKERS

Howe Barnes Hoefer and Arnett	Hill, Thompson Magid & Co., Inc.
222 South Riverside Plaza, 7th Floor	15 Exchange Place
Chicago, IL 60606	Jersey City, NJ 07302-3912

Monroe Securities, Inc.	Hudson Securities, Inc.
100 North Riverside Plaza	111 Pavonia Ave
Suite 1620	Suite 1500A
Chicago, Illinois 60606	Jersey City, NJ 07310
STOCK REGISTRAR AND TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
www.rtco.com
(800) 368-5948
INDEPENDENT AUDITOR
Plante & Moran, PLLC
2601 Cambridge Ct., Suite 500
Auburn Hills, MI 48326
www.plantemoran.com
LEGAL COUNSEL
Howard & Howard Attorneys, PC
Comerica Building, Suite 800
151 South Rose Street
Kalamazoo, MI 49007-4818
www.h2law.com
INFORMATION
News media representatives and those seeking additional information about the Corporation should contact Richard J. Miller, Executive Vice President & Chief Financial Officer, at (248) 283-6440, or by writing him at 33583 Woodward, Birmingham, MI 48009.
ANNUAL MEETING
This year’s annual meeting of shareholders will be held at 9:30 a.m., on Monday, April 23, 2007, at the Birmingham Community House, 380 South Bates, Birmingham, MI 48009.