Form 10KSB, Exhibit 13
period 2007-12-31
Birmingham Bloomfield Bancshares
filed 2008-03-28
CIK 1335792

BOARD OF DIRECTORS

William R. Aikens	Richard J. Miller
Chairman/ Owner, Spartan Finishing Group	Former Executive Vice President &
Harry Cendrowski	Chief Financial Officer
Partner, Cendrowski Selecky, P.C.	Bank of Birmingham
Donald E. Copus	Daniel P. O’Donnell
Chief Financial Officer	Principal/Owner
Magna Services Group, LTD	Professional Furniture Services
John M. Erb	Charles T. Pryde
Vice President	Member, Governmental Affairs Staff
Edgemere Enterprises	Ford Motor Company
Robert E. Farr	Donald Ruff
President & Chief Executive Officer	Former Executive
Bank of Birmingham	First Federal of Michigan
Charles Kaye	Walter G. Schwartz
Partner, Boyes, Wright, Pittman & Co., P.C.	Principal, Gregory J. Schwartz & Co.
Scott Mc Callum	Henry G. Spellman
Principal Resource Financial Institutions	Retired- former Vice President
Group, Inc.	International Operations
Chrysler Financial Corporation

CORPORATE OFFICERS
William Aikens, Chairman of the Board	CORPORATE HEADQUARTERS INVESTOR RELATIONS AND
Robert E. Farr, President & Chief Executive Officer	SHAREHOLDER INFORMATION
Robert E. Farr, Acting Chief Financial Officer	Birmingham Bloomfield Bancshares, Inc.
Daniel P. O’Donnell Corporate Secretary	33583 Woodward Avenue
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

1

March 2008
Dear Shareholder,
I am writing to thank you for your support last year and to provide you with an update on the progress we have made at the Bank of Birmingham. We are very pleased with the growth we achieved during 2007. At year end loans had grown by 187% to $37.1 million and deposits had grown 255% to $36.3 million. Our loan and deposit growth outpaced our local peers.
In addition to our loan and deposit growth, we opened our second office in Bloomfield Township. It is located at 4145 W. Maple Road next to the Maple Art Theater. To better serve our customers, we redesigned our web site (www.bankofbirmingham.net) to provide more information about our products, rates, and the Bank’s exceptional team of employees. We also introduced on-line bill pay and substantially increased the number of business depositors using our free pick-up service.
The local economy continues to present challenges for all businesses, including banks. Many Michigan banks are faced with deterioration in their loan portfolios due to the slow down in the real estate sector. This spilled over to stock values of Michigan Banks. Seven of the ten “worst performing” stocks for Michigan for 2007, were Michigan banks. In the long term however, banks have provided very consistent returns to their shareholders. Capital and credit quality continue to be the keys to a lending institution’s ability to maintain a healthy balance sheet. I am happy to report our capital position and our credit quality are very strong. Our risk based capital ratio 26.78 percent, and our tier 1 leverage ratio of 20.26 percent, are well above industry norms. Our net loan loss as a percentage of total loans (.27%) for 2007, also compares very favorably to our peers. In addition, we had no past due or non accrual loans as of December 31, 2007.
Our plans for the future call for the continued growth of our balance sheet. We see numerous opportunities to increase our market share by banking individuals and solid businesses in our community. Our story is unique and allows us to differentiate ourselves from our competition. We currently bank a number of our shareholders, however we need to increase the number of you who do business with us. I would encourage you to call me directly in that regard. Please stop by and visit both our locations. I’m sure you will be impressed by our dedicated staff that is working hard on your behalf. All of us understand you have many choices when it comes to your banking. That’s why we take so much pride in providing all our customers with a banking experience that is very different from our competitors.
I look forward to your continued support in 2008.
Sincerely,
Robert E. Farr
President and CEO

2

Plante & Moran, PLLC Suite 500 2601 Cambridge Court Aubum Hills, MI 48326 Tel: 248.375.7100 Fax: 248.375.7101 plantemoran.com
Report of Independent Registered Accounting Firm
To the Board of Directors
Birmingham Bloomfield Bancshares Inc.
We have audited the accompanying consolidated balance sheet of Birmingham Bloomfield Bancshares, Inc. as of December 31, 2007 and 2006 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Birmingham Bloomfield Bancshares, Inc. at December 31, 2007 and 2006 and the consolidated results of its operations, changes in capital and surplus and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
/s/ Plante & Moran, PLLC
February 22, 2008

BIRMINGHAM BLOOMFIELD BANCSHARES, INC
CONSOLIDATED BALANCE SHEET

	December 31,
	2007	2006
Assets

Cash and cash equivalents
Cash	$1,265,119	$809,848
Federal funds sold	3,874,007	7,741,153

Total cash and cash equivalents	5,139,126	8,551,001

Securities, available for sale (Note 2)	2,595,930	—

Loans (Note 3)
Total loans	37,106,976	12,913,577
Less: allowance for loan losses	(560,000)	(195,000)

Net loans	36,546,976	12,718,577

Premises & equipment (Note 4)	2,519,701	2,318,880
Interest receivable and other assets	458,157	115,494

Total assets	$47,259,890	$23,703,952

Liabilities and Shareholders’ Equity

Deposits (Note 5)
Non-interest bearing	$5,385,200	$1,415,180
Interest bearing	30,877,148	8,813,768

Total deposits	36,262,348	10,228,948

Interest payable and other liabilities	237,903	136,817

Total liabilities	36,500,251	10,365,765

Shareholders’ equity
Common stock, no par value
Authorized – 4,500,000 shares
Issued and outstanding – 1,800,000 shares	17,034,330	17,034,330
Additional paid in capital-share based payments (Note 1)	462,000	420,000
Accumulated deficit	(6,799,150)	(4,116,143)
Accumulated other comprehensive income	62,459	—

Total shareholder’s equity	10,759,639	13,338,187

Total liabilities and shareholders’ equity	$47,259,890	$23,703,952

See Notes to Financial Statements

BIRMINGHAM BLOOMFIELD BANCSHARES, INC
CONSOLIDATED STATEMENT OF OPERATIONS

	For the Year Ended December
	31,
	2007	2006
Interest income
Loans, including fees	$1,687,617	$146,540
Taxable securities	147,150	—
Federal funds sold	628,156	238,610

Total interest income	2,462,923	385,150

Interest expense
Deposits	1,089,767	86,244
Borrowings	—	71,452

Total interest expense	1,089,767	157,696

Net interest income	1,373,156	227,454

Provision for loan losses (Note 3)	465,000	195,000

Net interest income after provision for loan losses	908,156	32,454

Non-interest income
Service charges and other fees	36,201	4,987
Security gains	13,586	—
Other income	82,216	1,424

Total non-interest income	132,003	6,411

Non-interest expense
Salaries and benefits	1,820,931	1,556,015
Occupancy & equipment expense (Note 4&8)	857,890	473,592
FAS 123R share based payments (Note 6)	42,000	420,000
Data processing expense	128,616	42,498
Advertising and public relations	176,990	4,392
Professional fees	225,021	52,462
Printing and office supplies	40,412	57,270
Other expense	431,307	395,790

Total non-interest expense	3,723,167	3,002,019

Net loss before taxes	(2,683,008)	(2,963,154)

Income taxes (Note 7)	—	—

Net loss	$(2,683,008)	$(2,963,154)

Basic earnings/(loss) per share	$(1.49)	$(4.19)

Diluted earnings/(loss) per share	$(1.49)	$(4.19)

See Notes to Financial Statements

BIRMINGHAM BLOOMFIELD BANCSHARES, INC
CONSOLIDATED STATEMENT OF SHAREHOLDER’S EQUITY (DEFICIT)

				Accumulated
		Additional		Other
	Common	Paid in	Accumulated	Comprehensive
	Stock	Capital	Deficit	Income	Total
Balance at January 1, 2006	$1,000	$—	$(1,152,988)	$—	$(1,151,988)

Issuance of 1,799,900 shares common stock (net of offering costs of $965,670)	17,033,330	—	—	—	17,033,330
Share based payments expense	—	420,000	—	—	420,000
Net loss	—	—	(2,963,154)	—	(2,963,154)

Balance at December 31, 2006	$17,034,330	$420,000	$(4,116,142)	—	$13,338,188

Share based payments expense	—	42,000	—	—	42,000
Comprehensive loss:
Net loss	—	—	(2,683,008)	—	(2,683,008)
Unrealized gain on securities	—	—	—	62,459	62,459

Total comprehensive loss	—	—	(2,683,008)	62,459	(2,620,549)

Balance at December 31, 2007	$17,034,330	$462,000	$(6,799,150)	$62,459	$10,759,639

See Notes to Financial Statements

BIRMINGHAM BLOOMFIELD BANCSHARES, INC
CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Year Ended December
	31,
	2007	2006
Cash flows from operating activities
Net loss	($2,683,008)	($2,963,154)
Share based payments expense	42,000	420,000
Provision for Loan Losses	465,000	195,000
Accretion of securities	(26,516)	—
Gain on sale of securities	(13,586)	—
Depreciation expense	362,326	67,400
Loss on disposal of equipment	37,842	—
Net (increase) decrease in other assets	(342,663)	351,814
Net increase (decrease) in other liabilities	101,086	53,658

Net cash used in operating activities	(2,057,519)	(1,875,282)

Cash flows from investing activities
Increase in loans	(24,293,399)	(12,913,577)
Purchase of securities	(6,042,502)	—
Proceeds from sales, calls or maturities of securities	3,549,134	—
Purchases of premises and equipment	(600,989)	(2,246,172)

Net cash used in investing activities	(27,387,756)	(15,159,749)

Cash flows from financing activities
Increase in deposits	26,033,400	10,228,948
Sale of stock	—	17,033,330
Repayment of notes payable from related parties	—	(749,000)
Increase (decrease) in line of credit payable	—	(960,000)

Net cash provided by financing activities	26,033,400	25,553,278

Increase (decrease) in cash and cash equivalents	(3,411,875)	8,518,247

Cash and cash equivalents at the beginning of the period	8,551,001	32,754

Cash and cash equivalents at the end of the period	$5,139,126	$8,551,001

Supplemental cash flow information:
Cash paid for interest:	$1,043,275	$83,757
See Notes to Financial Statements

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
Note 1 – Summary of Significant accounting principles
Basis of Presentation – The accompanying consolidated statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of Birmingham Bloomfield Bancshares, Inc. (the “Corporation”), and its wholly owned subsidiary, Bank of Birmingham (“Bank”). All significant intercompany transactions are eliminated in consolidation.
Organization –The Corporation was incorporated February 26, 2004 as Birmingham Bloomfield Bancorp, Inc., for the purpose of becoming a bank holding company under the Bank Holding Company Act of 1956, as amended. The Corporation subsequently changed its name to Birmingham Bloomfield Bancshares, Inc. The Corporation received the required regulatory approvals to purchase the common stock of the Bank on July 26, 2006. The Corporation closed on its first phase of its equity offering totaling $13,988,300 on July 26, 2006 and capitalized the Bank with $13,000,000. Bank of Birmingham opened for business on July 26, 2006. The Corporation continued raising capital until the closing of it’s offering on September 30, 2006. Early in the fourth quarter of 2006, the Corporation closed on the remaining portion of its equity offering of $4,011,700 bringing its total equity to $18,000,000 before offering costs. Direct costs related to the offering of common stock were $966,000 and were capitalized and netted against the offering proceeds as of December 31, 2006.
Use of Estimates - The accounting and reporting policies of the Corporation and its subsidiary conform to accounting principles generally accepted in the United States of America. Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.
Nature of Operations - The Corporation provides a variety of financial services to individuals and small businesses through its main office in Birmingham, Michigan and branch office in Bloomfield Township, Michigan. Its primary deposit products are savings and term certificate accounts and its primary lending products are commercial loans, commercial real estate loans, home equity lines and consumer loans. A majority of the Bank’s customers and businesses are from Birmingham, Bloomfield Hills, Bloomfield Township, Bingham Farms, and Beverly Hills, Michigan.
Cash and Cash Equivalents - For the purpose of the consolidated statement of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold which mature within 90 days.
Loans - The Corporation grants mortgage, commercial, and consumer loans to customers. A large portion of the loan portfolio is represented by commercial and equity line loans in Oakland County, Michigan. The ability of the Corporation’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.
The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in the process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.
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
Allowance for Loan Losses - The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.
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
A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.
Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.
During the first three years of operations the Bank will maintain an allowance for loan losses at or above minimum levels established by the Federal Deposit Insurance Corporation and the State of Michigan Office of Financial and Insurance services pursuant to their orders granting the Bank authority to commence business as a DeNovo financial institution.
Off-balance-sheet Instruments - In the ordinary course of business, the Corporation has entered into commitments under commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.
Property and Equipment - The Corporation has approximately $2,520,000 of property and equipment on its balance sheet as of December 31, 2007. The majority of this represents leasehold improvements on the Corporation’s main office at 33583 Woodward, Birmingham, MI. Leasehold improvements and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the shorter of the estimated useful lives of the assets or the length of the building leases as applicable.
Income Taxes - Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method the net deferred tax asset or liability is determined based on the tax effects of the various temporary differences between the book and the tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
Other Comprehensive Income - Basic accounting principals generally require that recognized revenue, expenses, gains, and losses be included in net income (loss). Certain changes in assets and liabilities, however, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the consolidated balance sheet. Such items, along with net income (loss) are components of comprehensive income.
Earnings per Share - Basic earnings per share represents income available to shareholders divided by the weighted-average number of shares outstanding during the period.
Reclassification - Certain amounts appearing in the prior year’s financial statements have been reclassified to conform to the current year’s financial statements.
FASB 123R Share Based Payments - In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 123R “Share-based Payment” (SFAS 123R”), a revision to Statement No. 123, “Accounting for Stock-Based Compensation.” This standard requires the Corporation to measure the cost of employee services received in exchange for equity awards, including stock options, based on the grant date fair value of the awards. The cost is recognized as compensation expense over the vesting period of the awards.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
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
The fair value of each warrant is estimated on the date of grant using the Black Scholes option pricing model with the following weighted average assumptions. The assumptions listed below were used in 2007.

Dividend yield or expected dividends	0.00%
Risk free interest rate	4.50%
Expected life	5 yrs.
Expected volatility	12.18%
Information and activity regarding equity based compensation extended to key employees under the Corporations’ Stock Incentive Plan during 2007 is included in Note 6.
Recent Accounting Pronouncements — FASB No. 157 and FASB No. 159 — Fair Value Measurement and The Fair Value Option for Financial Assets and Financial Liabilities — SFAS No. 157 clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. It applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 157 and SFAS No. 159 are effective for fiscal years beginning after November 15, 2007. The Corporation did not early adopt and does not anticipate the adoption of these statements to have a significant effect on the consolidated financial statements.
Recent Accounting Pronouncements — FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — In July 2006, the Financial Accounting Standards Board (FASB) issued this interpretation to clarify the accounting for uncertainty in tax positions. FIN 48 requires, among other matters, that the Corporation recognizes in its consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 become effective as of the beginning of the Corporation’s 2008 fiscal year, with any cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Corporation did not early adopt and does not anticipate the adoption of this statement to have a significant effect on the consolidated financial statements.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
Note 2 — Securities
The amortized cost and fair value of securities, with gross unrealized gains and losses, follows (000s omitted):

	2007
				Estimated
	Amortized	Unrealized	Unrealized	Market
	Cost	Gains	Losses	Value
U. S. Government agency securities	$678	$7	$0	$685
Mortgage backed securities	1,855	56	0	1,911

Total	$2,533	$63	$0	$2,596

The Corporation had no investment securities at December 31, 2006. At December 31, 2007 there were no securities pledged to secure borrowings, public deposits or for other purposes required or permitted by law.
The amortized cost and fair value of debt securities by contractual maturity at December 31, 2007 follow (000s omitted):

		Estimated
	Amortized	Market
	Cost	Value
Due in one year or less	$—	$—
Due in one year through five years	678	685
Due in five years through ten years	—	—
Due after ten years	—	—

Subtotal	678	685

Mortgage backed securities	1,855	1,911

Total	$2,533	$2,596

For the year ended December 31, 2007, proceeds from sales of securities available for sale amounted to $2,260,000. Gross realized gains amounted to $14,287 and gross realized losses amounted to $701. The Corporation had no investment activity during 2006.
The Corporation had no individual securities with gross unrealized losses at December 31, 2007.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
Note 3 — Loans
A summary of the balances of loans as of December 31, 2007 and 2006 is as follows (000s omitted):

	2007	2006
Mortgage loans on real estate:
Residential 1 to 4 family	$1,816	$1,442
Multifamily	1,864	399
Commercial	13,601	3,207
Construction	2,348	453
Second mortgage	758	628
Equity lines of credit	8,696	3,229

Total mortgage loans on real estate	29,083	9,358
Commercial loans	7,898	3,186
Consumer installment loans	177	375

Total loans	37,158	12,919
Less:
Allowance for loan losses	560	195
Net deferred loan fees	51	5

Net loans	$36,547	$12,719

An analysis of the allowance for loan losses follows (000s omitted):

	2007	2006
Balance at beginning of year	$195	$—
Provision for loan losses	465	195
Loans charged off	(100)	0
Recoveries of loans previously charged off	0	0

Balance at end of year	$560	$195

At December 31, 2007 and 2006, there were no loans considered to be impaired or over 90 days delinquent and still accruing.
In the ordinary course of business, the Bank has granted loans to principal officers, directors and their affiliates. The total aggregate amount of loans outstanding was $1,038,000 and $331,000 at December 31, 2007 and 2006, respectively. During the years ended December 31, 2007 and 2006, total principal additions were $1,088,000 and $606,000 respectively and total principal payments were $381,000 and $275,000, respectively.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
The following table shows the maturities and sensitivity to changes in interest rates of the loan portfolio as of December 31, 2007 (000’s omitted):

	Maturing or repricing in
	less than	1 to 5	after
	1 year	years	5 years	Total
Commercial, financial and agricultural	$3,247	$3,062	$1,589	$7,898
Real estate — construction	2,348	0	0	2,348
Real estate — mortgage	7,908	7,598	11,178	26,684
Installment loans to individuals	151	26	0	177

Total loans	$13,654	$10,686	$12,767	$37,107

At December 31, 2007 loans maturing in greater than 1 year are comprised of the following:

Fixed rate	$23,254
Variable rate	$7,541
The Corporation has no loan concentrations greater than 10% of total loans.
Note 4 — Bank Premises and Equipment
A summary of the cost and accumulated depreciation of premises and equipment as of December 31 follows (000s omitted):

	2007	2006
Leasehold improvements	$2,124	$1,954
Furniture and equipment	452	197
Computer equipment & software	373	235

Total	2,949	2,386

Less: Accumulated depreciation	429	67

Net premises and equipment	2,520	2,319

Depreciation expense for the year ended December 31, 2007 and 2006 amounted to $362,326, and $67,400, respectively.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
Note 5 — Deposits
The following is a summary of the distribution of deposits at December 31 (000s omitted):

	2007	2006
Non-interest bearing deposits	$5,385	$1,415
NOW accounts	9,727	1,370
Savings and money market accounts	11,620	4,441
Certificates of Deposit <$100,000	2,008	1,995
Certificates of Deposit >$100,000	7,522	1,008

Total	$36,262	$10,229

At December 31, 2007, the scheduled maturities of time deposits are as follows (000s omitted):

	<$100,000	>$100,000	Total
2008	$2,008	$7,522	$9,530
2009	—	—	—

Total	$2,008	$7,522	$9,530

Note 6 — Stock Option Plan
Under SFAS 123R the Corporation measures the cost of employee services received in exchange for equity awards, including stock options, based on the grant date fair value of the awards. The cost is recognized as compensation expense over the vesting period of the awards. The Corporation is required to estimate the fair value of all stock options on each grant date, using an appropriate valuation approach such as the Black-Scholes option pricing model.
The Corporation’s 2006 Stock Incentive Plan (the “Plan”) was approved by shareholders on April 23, 2007. Under the Plan, the Corporation is authorized to grant options to key employees for up to 225,000 shares of common stock. The Corporation believes the Plan serves to better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Corporation’s stock at the date of grant. The option awards vest based on a three year to five year schedule, with the first tranche vesting as of April, 23, 2008, and have 10-year contractual terms. Certain option awards provide for accelerated vesting if there is a change in control (as defined in the Plan).
During 2007, the Corporation issued 180,000 stock options. Based on the fair market value at the grant date using the Black-Scholes option pricing model, the compensation cost recognized by the Corporation for the portion of the equity awards earned during 2007 was $42,000. No income tax benefit was recognized in the income statement for share based compensation (see Note 7). There is no difference between basic and diluted loss per share due to the anti dilutive effect of outstanding options at December 31, 2007.
The Corporation estimates the value of its stock options using the calculated value on the grant date. The Corporation measures compensation cost of employee stock options based on the calculated value instead of fair value because it is not practical to estimate the volatility of its share price. The Corporation does not maintain an internal market for its shares and its shares

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
are rarely traded privately. As a denovo institution, the Corporation’s initial stock offering was completed in July 2006. The calculated value method requires that the volatility assumption used in an option-pricing model be based on the historical volatility of an appropriate industry sector index.
The Corporation uses a Black-Scholes formula to estimate the calculated value of its share-based payments. The volatility assumption used in the Black-Scholes formula is based on the volatility of the America’s Community Bankers index as quoted on the NASDAQ exchange. The Corporation calculated the historical volatility using the closing total returns for that index for the 3 years immediately prior to the grant date.
The weighted average assumptions used in the Black-Scholes model are noted in the following table. The Corporation uses expected data to estimate option exercise and employee termination within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Calculated volatility	12.40%
Weighted average dividends	0.00%
Expected term (in years)	5
Risk-free rate	4.50%
A summary of option activity under the Plan for the year ended December 31, 2007 is presented below:

			Weighted
			Average
		Weighted	Remaining
	Number of	Average	Contractual	Aggregate
Options	Shares	Exercise Price	Term (in years)	Intrinsic Value
Outstanding at January 1, 2007	—	$—	—	$—
Granted	180,000	10.00	10.00	—
Exercised	—	—	—	—
Forfeited or expired	(40,000)	10.00	—	—

Outstanding at December 31, 2007	140,000	$10.00	9.25	$—
There are no stock options exercisable at December 31, 2007. The weighted-average calculated value of options granted during 2007 approximated $166,000. As of December 31, 2007, there was approximately $93,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.25 years.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
Note 7 — Income Taxes
The Corporation has net operating loss carryforwards of approximately $4,280,000 generated from inception through December 31, 2007 that are available to reduce future taxable income through the year ending December 31, 2027. The deferred tax asset generated by that loss carryforward has been offset with a valuation allowance since the Corporation does not have a history of earnings.
The components of the net deferred tax assets, included in other assets, are as follows:

	2007	2006
Deferred tax assets:
Allowance for loan losses	$136,550	$35,795
Organizational costs	637,922	685,469
Net operating loss carryforward	1,451,797	585,334
Share based compensation	157,080	142,800
Other	35,567	13,550

Total deferred tax assets	2,418,916	1,462,948

Less valuation allowance	2,301,211	1,394,209

Deferred tax liabilities:
Fixed assets	96,771	54,983
Other	20,934	13,759

Total deferred tax liabilities	117,705	$68,739

Net deferred tax assets	$—	$—

Allocation of income taxes between current and deferred portions is as follows:

	2007	2006
Current expense	$—	$—
Deferred (benefit) expense	—	—

Total income tax expense	$—	$—

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
The reasons for the differences between the income tax expense at the federal statutory income tax rate and the recorded income tax expense are summarized as follows:

	2007	2006
Income tax benefit at federal statutory rate of 34 percent	(912,223)	(1,007,472)
Increases resulting from nondeductible expenses	5,221	5,281
Other	—	(53,562)
Change in valuation allowance	907,002	1,055,753

Income tax expense	$—	$—

Note 8 — Leases and Commitments
The Corporation has entered into a lease agreement for its main office. Payments began in February 2005 and the initial term of the lease expires in October 2015. In October 2007 the Corporation exercised its first renewal option on the property which expires in October 2025. The main office lease has one additional ten year renewal option. The Corporation also entered into a lease agreement for its branch office in Bloomfield Township which calls for lease payments to begin in March 2006 and expires February 2016. The Bloomfield branch office lease has one five year renewal option. Rent expense under these agreements was $212,000 for the main office and $56,000 for the branch office for the year ended December 31, 2007, and $210,000 for the main office and $44,000 for the branch office for the year ended December 31, 2006.
The following is a schedule of future minimum rental payments under operating leases on a calendar year basis:

2008	$274,037
2009	279,807
2010	285,695
2011	291,693
2012	297,816
thereafter	3,669,850

Total	$5,098,898

Note 9 — Restrictions on dividends, loans and advances
Banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation.
Prior approval of the Bank’s federal regulator is required if the total dividends declared by the Bank in a calendar year exceed the sum of the net profits of the Bank for the preceding three years, less any required transfers to surplus. In addition, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum standards. Because of the Banks Denovo status and its startup losses, at December

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
31, 2007, the Bank’s retained earnings available for the payment of dividends, without approval from the regulators, was $0. Accordingly, all of the Corporation’s investment in the Bank was restricted at December 31, 2007.
Loans or advances made by the Bank to the Corporation are generally limited to 10 percent of the Bank’s capital stock and surplus. Accordingly, at December 31, 2007, Bank funds available for loans or advances to the Corporation amounted to $1.0 million. The Federal Reserve Bank, which is the Corporation’s regulator however has restricted borrowings by the Corporation for the first three years of operation without its prior approval.
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
The following methods and assumptions were used by the Corporation in estimating fair value disclosures for financial instruments:
Cash and Cash Equivalents - The carrying amounts of cash and cash equivalents approximate fair values.
Securities - Fair values of securities are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.
Loans Receivable - For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.
Deposit Liabilities - The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.
Accrued Interest - The carrying amounts of accrued interest approximate fair value.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
Other Financial Instruments - The fair value of other financial instruments, including loan commitments and unfunded letters of credit, based on discounted cash flow analyses, is not material.
The carrying values and estimated fair values of financial instruments are as follows (in thousands):

	2007		2006
	Carrying	Estimated	Carrying	Estimated
		Fair		Fair
	Value	Value	Value	Value
Financial assets:
Cash and cash equivalents	$5,139	$5,139	$8,551	$8,551
Securities available for sale	2,596	2,596	—	—
Loans	37,107	37,396	12,914	12,914
Accrued interest receivable	203	203	54	54

Financial liabilities:
Deposits	36,262	36,262	10,229	10,229
Accrued interest payable	63	63	16	16
Note 11 — Retirement Plans
The Corporation sponsors a 401(k) plan for substantially all employees. The plan is a “Safe Harbor” plan by statute and provides for the Corporation to make a 4% required matching contribution. Contributions to the plan were $36,000 in 2007 and $32,000 in 2006. The Corporation amended the 401(k) plan effective January 1, 2008 to remove the “Safe Harbor” provisions. As a result there will be no required matching contributions for 2008.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
Note 12 – Parent Only Financial Statements
The condensed financial information that follows presents the financial condition of Birmingham Bloomfield Bancshares, Inc. (the “Parent”) along with the results of operations and its cash flows. The Parent has recorded its investments in its subsidiaries at cost plus its share of the undistributed earnings (losses) of its subsidiaries since inception. The Parent recognizes dividends from its subsidiaries as revenue and undistributed earnings of its subsidiaries as other income. The Parent financial information should be read in conjunction with the Corporation’s consolidated financial statements.
     The condensed balance sheet as of December 31, 2007 and 2006 is as follows:

	December 31,
	2007	2006
Assets

Cash and cash equivalents	$717,097	$845,889
Investment in subsidiary	10,112,542	12,562,298

Total assets	$10,829,639	$13,408,187

Liabilities and Shareholder’s Equity

Other liabilities	$70,000	$70,000
Shareholder’s equity	10,759,639	13,338,187

Total liabilities and shareholder’s equity	$10,829,639	$13,408,187

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
     The condensed statement of income for the years ended December 31, 2007 and 2006 is as follows:

	For the Year Ended December 31,
	2007	2006
Interest income	$—	$—
Interest expense	—	71,452

Net interest income	—	(71,452)

Non-interest expense
Salaries and benefits	—	(460,230)
Occupancy & equipment expense	—	(183,833)
FAS 123R share based payments	42,000	420,000
Professional fees	98,760	(310,245)
Printing and office supplies	—	(2,502)
Other expense	30,032	(9,190)

Total non-interest expense	170,792	(546,000)

Income taxes	—	—

Net income (loss) before equity in undistributed loss of subsidiary	(170,792)	474,548
Equity in undistributed loss of subsidiary	(2,512,216)	(3,437,702)

Net loss	$(2,683,008)	$(2,963,154)

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
     The condensed statement of cash flows for the year ended December 31, 2007 and 2006 is as follows:

	For the Year Ended December 31,
	2007	2006
Cash flows from operating activities
Net loss	$(2,683,008)	$(2,963,154)
Undistributed loss of subsidiary	$2,512,216	$3,437,702
Share based payments expense	42,000	420,000
Net (increase) decrease in other assets	—	467,308
Net increase (decrease) in other liabilities	—	(13,159)

Net cash used in operating activities	(128,792)	1,348,697

Cash flows from investing activities
Investment in subsidiary	—	(16,000,000)
(Increase) decrease in premises and equipment	—	140,108

Net cash used in investing activities	—	(15,859,892)

Cash flows from financing activities
Sale of stock	—	17,033,330
Repayment of notes payable from related parties	—	(749,000)
Increase (decrease) in line of credit payable	—	(960,000)

Net cash provided by financing activities	—	15,324,330

Increase (decrease) in cash and cash equivalents	(128,792)	813,135

Cash and cash equivalents at the beginning of the period	845,889	32,754

Cash and cash equivalents at the end of the period	$717,097	$845,889

Note 13 – Off Balance Sheet Risk
Credit-related Financial Instruments - The Corporation is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.
The Corporation’s exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
     At December 31, 2007 and 2006, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount
	2007	2006
Commitments to grant loans	$4,983,000	$$797,000
Unfunded commitments under lines of credit	$14,672,000	$2,498,000
Commercial and standby letters of credit	$110,000	—
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
Collateral Requirements - To reduce credit risk related to the use of credit-related financial instruments, the Corporation might deem it necessary to obtain collateral. The amount and nature of the collateral obtained are based on the Corporation’s credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant, and equipment, and real estate.
If the counterparty does not have the right and ability to redeem the collateral or the Corporation is permitted to sell or repledge the collateral on short notice, the Corporation records the collateral in its balance sheet at fair value with a corresponding obligation to return it.
Legal Contingencies - Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Corporation’s financial statements.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
Note 14 – Minimum Regulatory capital Requirements
Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for Banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The prompt corrective action regulations provide five classifications, well capitalized, adequately capitalized, undercapitalized and critical undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The Bank and the Corporation were well-capitalized as of December 31, 2007.
     The Banks’ and Corporation’s actual capital amounts and ratios are presented in the following table (dollars in thousands):

			For Capital		To be
	Actual		Adequacy Purposes		Well-Capitalized
		Ratio		Ratio		Ratio
As of December 31, 2007	Amount	(Percent)	Amount	(Percent)	Amount	(Percent)
Total risk-based capital
(to risk weighted assets)
Bank of Birmingham	10,553	26.78	3,152	8.00	3,940	10.00
Consolidated	11,201	27.97	3,204	8.00	4,005	10.00

Tier I Capital
(to risk weighted assets)
Bank of Birmingham	10,050	25.51	1,576	4.00	2,364	6.00
Consolidated	10,698	26.71	1,602	4.00	2,403	6.00

Tier I Capital
(to average assets)
Bank of Birmingham	10,050	20.26	1,984	4.00	2,480	5.00
Consolidated	10,698	21.29	2,010	4.00	2,513	5.00

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

			For Capital		To be
	Actual		Adequacy Purposes		Well-Capitalized
		Ratio		Ratio		Ratio
As of December 31, 2006	Amount	(Percent)	Amount	(Percent)	Amount	(Percent)
Total risk-based capital
(to risk weighted assets)
Bank of Birmingham	12,758	75.91	1,345	8.00	1,681	10.00
Consolidated	13,603	93.23	1,167	8.00	1,459	10.00

Tier I Capital
(to risk weighted assets)
Bank of Birmingham	12,563	74.75	672	4.00	1,008	6.00
Consolidated	13,408	91.89	584	4.00	875	6.00

Tier I Capital
(to average assets)
Bank of Birmingham	12,563	61.50	817	4.00	1,021	5.00
Consolidated	13,408	64.27	834	4.00	1,043	5.00

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
OVERVIEW
The Company is a Michigan corporation that was incorporated on February 26, 2004 to organize and serve as the holding company for a Michigan state bank, Bank of Birmingham (“Bank”). The Bank is a full service commercial bank headquartered in Birmingham, Michigan, with a full service branch banking office in Bloomfield Township, Michigan. It serves the communities of Birmingham, Bloomfield, Bingham Farms, Franklin and Beverly Hills and the neighboring communities. The Corporation completed the first phase of its stock offering on July 26, 2006 and capitalized the Bank on that date. The Bank opened for business on July 26, 2006 in a modular facility at the site of its future branch at 4145 W. Maple in Bloomfield Township. The modular facility served as the Bank’s temporary main office until leasehold improvements at the permanent main office facility at 33583 Woodward Avenue in Birmingham were completed and the office opened for business at the end of August 2006. Remodeling then commenced at the branch facility and it opened for business on February 20, 2007. The Bank serves businesses and consumers across Oakland and Macomb counties with a full range of lending, deposit and Internet banking services.
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
General economic conditions have worsened for banks in general and particularly in Michigan as the U.S. economic picture has moved towards recession. Michigan and the Detroit area in particular have been hit fairly hard. Michigan has one of the highest foreclosure rates and unemployment rates in the country. While Oakland county is not immune to these issues, the demographics of the Birmingham Bloomfield area somewhat lessen the impact as the residents of the area tend to be more business owners and professionals.
The Corporation continues to see competitive deposit rates offered from local financial institutions within the geographic proximity of the Bank as well as financial institutions and other providers offering deposits nationally and on the Internet which could have the effect of increasing the costs of funds to a level higher than management projects.
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
PLAN OF OPERATION
The Corporation’s (and the Bank’s) main office is located at 33583 Woodward Avenue, Birmingham, MI 48009. The building is a free-standing one story office building of approximately 8,300 square feet. The Bank also operates a branch office at 4145 West Maple Road, near the intersection of Telegraph Road in Bloomfield Township, MI, which is approximately 5 miles from the main office. The branch office occupies approximately 2,815 square feet in a one story office building. The Bank has executed lease agreements with respect to each of its banking locations. The main office lease commenced in October 2005 and the bank has exercised its’ first renewal option resulting in the lease being extended until October 2025, and the branch office lease commenced in March 2006 and runs through February 2015. Each of the leases has a ten year renewal option.
At this time, neither the Corporation nor the Bank intends to own any of the properties from which the Bank will conduct banking operations. The Bank used approximately $2.9 million of the proceeds of the Company’s initial public offering to purchase furniture, fixtures and equipment at the two locations. The Bank has 18 full-time equivalent employees to staff its banking offices.
The Bank will continue to use the remainder of its capital for customer loans, investments and other general banking purposes. We believe that the Corporation’s initial offering proceeds will enable the Bank to maintain a leverage capital ratio, which is a measure of core capital to average total assets, in excess of 8% for the first three years of operations as required by the FDIC. The Corporation does anticipate that it will require $1.0 to $4.0 million in additional equity during the next 36 months of operations in order to continue to grow while meeting regulatory capital requirements. Management is exploring the capital markets with the aid of consultants to determine how and when it may raise the additional equity.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Selected Financial Information
The following sets forth the selected consolidated financial data for the years ended December 31, 2007, 2006 and 2005. Information shown for 2005 is not comparable as the Corporation did not commence banking operations until July 26, 2006.
Selected Financial Condition Data (dollars in thousands):

	For the Year Ended
	December 31,
	2007	2006	2005
Total assets	$47,260	$23,704	$640
Gross loans	37,107	12,914	—
Allowance for loan losses	560	195	—
Total deposits	36,262	10,229	—
Borrowings	—	—	1,709
Total stockholders equity (deficit)	10,760	13,338	(1,151)

Summary of operations

Interest income	2,463	385	—
Interest expense	1,090	158	14

Net interest income	1,373	227	(14)

Provision for loan losses	465	195	—

Noninterest income	132	7	—
Noninterest expense	3,723	3,002	981

Income before taxes	(2,683)	(2,963)	(995)

Provision for income tax	—	—	—

Net income	$(2,683)	$(2,963)	$(995)

Per share data:
Basic earnings	$(1.49)	$(4.19)	$(9,954.58)
Diluted earnings	$(1.49)	$(4.19)	$(9,954.58)
Dividend declared	—	—	—

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Selected Financial Ratios:

	For the Year Ended
	December 31,
	2007	2006	2005
Total nonperforming assets as a percentage of total assets	—	—	—
Total nonperforming loans as a percentage of total loans	—	—	—
Total allowance for loan losses as a percentage of total loans	1.50%	1.50%	—
Return on average assets	-6.43%	-37.62%	-199.09%
Return on average equity	-21.39%	-44.89%	—
Net interest margin	3.58%	4.90%	—
Average equity to average assets	30.05%	-83.82%	—
ASSETS
At December 31, 2007, the Corporation’s total assets were $47.3 million, an increase of $23.6 million from December 31, 2006. In its first full year of operation, the Corporation attracted $26.0 million in deposits, primarily interest bearing and booked $24.3 million in loans, primarily business loans. During mid-year, as the yield curve began to move from being inverted to positively sloped, the corporation deployed excess fed funds sold and purchased investment securities totaling $6.0 million. It subsequently liquidated a portion of these near year end to fund loan growth and to maintain liquidity. Excess funds were maintained in Federal Funds sold which stood at $3.9 million at year end.
The largest portion of loan growth occurred in the commercial portfolio, which is consistent with the Corporation’s commercial lending focus. At December 31, 2007 commercial loans totaled $13.6 million and 1-4 family mortgage loans (which include home equity lines of credit) totaled $10.5 million. The Corporation had no loans to developers on its books as of December 31, 2007. Construction loans as of December 31, 2007 totaled $2.3 million and were for owner occupied facilities and included residential and commercial projects.
The allowance for loan losses was $560,000 or 1.50% of loans at December 31, 2007. Loans charged off during 2007 totaled $100,000 and there were no past due or nonperforming loans at December 31, 2007.
Premises and equipment, net of accumulated depreciation, increased to $2.5 million as the Corporation completed leasehold improvements to its new Bloomfield branch office and purchased equipment, furniture, computer equipment and software for the office.
Nonperforming loans, which represents nonaccruing loans and loans past due 90 days or more and still accruing interest, were zero at December 31, 2007.
Loans are placed in nonaccrual status when, in the opinion of management, uncertainty exists as to the ultimate collection of principal and interest. At December 31, 2007, there were no loans placed in nonaccrual status. Commercial loans are reported as being in nonaccrual status if: (a) they are maintained on a cash basis because of deterioration in the financial position of the borrower, (b) payment in full of interest or principal is not expected, or (c) principal or interest has been in default for a period of 90 days or more. If it can be documented that the loan

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
obligation is both well secured and in the process of collection, the loan may stay on accrual status. However, if the loan is not brought current before 120 days past due, the loan is reported as nonaccrual. A nonaccrual asset may be restored to accrual status when none of its principal or interest is due and unpaid, when it otherwise becomes well secured, or is in the process of collection.
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
As of December 31, 2007, the allowance for loan losses was allocated as follows:

		Percent of
		Loans in
		each
		category
		to total
	Amount	loans
Commercial	$120	21.39%
Real Estate Construction	35	6.32%
Real Estate Mortgage	402	71.81%
Consumer	3	0.48%

	$560	100.00%

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

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
LIABILITIES
Total liabilities were $36.5 million as of December 31, 2007. Deposits, primarily interest bearing made up $36.3 million of this total.
In the deposit categories, noninterest bearing DDA deposits increased by $4.0 million to $5.4 million at December 31, 2007. Noninterest DDA’s are made up primarily of business accounts. NOW accounts which, except for limited circumstances, are owned by individuals, increased by $8.3 million to $9.7 million at December 31, 2007 from $1.4 million at December 31, 2006, largely due to increases in the Bank’s “Woodward Avenue” account which is a fee free interest bearing (NOW) checking account. Savings and Money market accounts increased by $7.2 million to $11.6 million at December 31, 2007 from $4.4 million at December 31, 2006. MMDA’s made up most of this total and approximately 60% of the balances were attributable to business accounts. Certificates of deposit increased by $6.5 million to $9.5 million at December 31, 2007 from $3.0 million at December 31, 2006. Of this amount $7.5 million was in certificates greater than $100,000. All of these certificates are from local depositors.

	As of December 31, 2007		As of December 31, 2006
(dollars in thousands)	Balance	Percentage	Balance	Percentage
Noninterest bearing demand	$5,385	14.85%	$1,415	13.83%
NOW accounts	9,727	26.82	1,370	13.38
Money market	11,322	31.22	4,328	42.33
Savings	298	0.82	113	1.10
Time deposits under $100,000	2,008	5.54	653	6.38
Time deposits over $100,000	7,522	20.75	2,350	22.98

Total deposits	$36,262	100.00%	$10,229	100.00%

SHAREHOLDERS’ EQUITY
Shareholders equity decreased by $2.5 million to $10.8 million at December 31, 2007 from $13.3 million at December 31, 2006 as a result of the losses incurred during 2007. Additional paid in capital increased $42,000 to $462,000 in accordance with FAS123R, as noted in Note 1 and Note 6 of the financial statements. The additional paid-in-capital represents an offset to the expense recognized per FAS123R for the costs associated with the organizer warrants which were issued to the Corporation’s organizers as described in the prospectus dated November 14, 2005 and the offset to the compensation expense recognized for stock options issued under the Corporation’s Incentive Stock Option Plan. The accumulated deficit includes a charge for the aforementioned expense. In addition, it includes the costs of inception incurred prior to the Corporation commencing banking operations of approximately $2.1 million. Accumulated other comprehensive income includes net unrealized gains on the Corporation’s available-for sale investment securities as noted in Note 2.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
NET INTEREST INCOME
Net interest income for the twelve months ended December 31, 2007 was $1,373,000. During the year, the Corporation attracted deposits and increased its loans substantially as well as deployed funds into investment securities. As a result, interest earned on loans increased to $1,688,000 for the 2007 and interest earned on federal funds sold increased to $628,000. Federal funds sold were maintained at higher levels in the early part of the year as the yield curve was inverted and there was no advantage to lock rates at lower levels. As the yield curve developed a positive slope in the third quarter of 2007, the Corporation’s Asset/Liability committee made the decision to begin extending the duration of assets to preserve yields in a decreasing rate environment. As a result, the Corporation invested in longer duration available-for-sale investments and began to strive to fix the interest rates on assets, again to preserve yields in a decreasing rate environment. Interest expense increased to $1.1 million in 2007 as the Corporation attracted deposits to the Bank.
During the period of July 26 (inception) to December 31, 2006 interest income was primarily from federal funds sold as the Corporation maintained a significant amount of liquidity in its early growth period. Loans began to be booked during August 2006 and continued throughout the year which resulted in the interest income on loans as shown. Deposit interest expense of $86,000 during the period was primarily due to the growth in certificates of deposit during the period. Interest expense on borrowings of $71,000 was incurred on the Corporation’s line of credit used during inception and retired upon the completion of the Corporation’s stock offering.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following table shows the Corporation’s consolidated average balances of assets, liabilities, and equity for 2007 and 2006. The table also details the amount of interest income or interest expense and the average yield or rate for each category of interest earning asset or interest bearing liability and the net interest margin for the periods indicated. The information shown for 2006 represents the period of July 26, 2006 (inception) through December 31, 2006 (dollars in thousands):

	Year Ended December 31, 2007			Year Ended December 31, 2006
		Interest			Interest
	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate	Balance	Expense	Rate
Assets
Loans	$23,041	$1,688	7.33%	$4,551	$146	7.70%
Federal Funds Sold	12,140	628	5.17	10,071	239	5.69
Investment Securities	2,644	147	5.56	—	—	—

Total Earning Assets/	37,825	$2,463	6.51%	14,622	$385	6.31%
Total Interest Income/
Average Yield

Cash and due from banks	1,389			1,319
All other assets	2,534			1,912

Total Assets	$41,748			$17,853

Liabilities and Equity
NOW accounts	$6,469	$246	3.80%	$578	$4	1.56%
Money markets	10,185	440	4.32	1,974	34	4.18
Savings	221	3	1.49	60	0	1.13
Time deposits	7,779	401	5.16	2,225	48	5.16

Total Interest Bearing Liabilities/	24,654	1,090	4.42%	4,837	86	4.28%
Total Interest Expense/
Average Yield

Noninterest bearing demand deposits	4,367			185
All other liabilities	183			—
Shareholders Equity	12,544			12,831

Total Liabilities and Equity	$41,748			$17,853

Net Interest Income/		$1,373	2.09		$299	2.03
Interest Rate Spread

Net Interest Margin (Net Interest			3.63%			4.90%

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
RATE / VOLUME ANALYSIS OF NET INTEREST INCOME.
The following schedule presents the dollar amount of changes in interest income and expense for major components of earning assets and interest-bearing liabilities, distinguishing between changes related to outstanding balances and changes due to interest rates (dollars in thousands).

	Difference from prior year due to:
	positive (negative)
	Balance	Rate	Mix	Total
Loans	$1,424	$(86)	$204	$1,542
Fed Funds Sold	118	(63)	334	389
Investment Securities	147	—	—	147

	1,688	(149)	538	2,078

NOW accounts	92	145	5	242
Money markets	343	14	49	406
Savings	2	1	1	3
Time deposits	287	(0)	67	353

	724	159	121	1,004

Total	$965	$(308)	$417	$1,074
     2006 data is for the period of July 26, 2006 through December 31, 2006
PROVISION FOR CREDIT LOSSES
The provision for loan losses was $465,000 and $195,000 for the years ended December 31, 2007 and 2006 respectively. See also “Assets” discussed previously.
NONINTEREST INCOME
Noninterest income for the twelve months ended December 31, 2007 was $132,000. The largest portion of this was approximately $60,000 in fees recognized for the referral of loans to other entities. Approximately 60% of this was due to referral fees on conventional residential mortgages. The Bank has a several correspondents to assist borrowers who do not meet the lending standards or products of the Bank, who in return pay a referral fee to the Bank.
Noninterest income for the period of July 26, 2006 through December 31, 2006 was $6,000 and was primarily from service charges and customer service fees. There was no noninterest income earned in periods prior to July 26, 2006.
NONINTEREST EXPENSE
Noninterest expense for the twelve months ended December 31, 2007 was $3.7 million. Of this amount, $1.8 million was related to salaries and benefits to employees. During 2007 the Bank made several operational changes and reduced employees in a number of areas, and as a result, the cost of salaries and benefits has been trending downward. The largest components of occupancy and equipment expenses for the twelve months ended December 31, 2007 was depreciation expense of $362,000 and building rent of $316,000. During the latter portion of 2007 the Bank exercised the first renewal option on it’s main office. As depreciation on this facility is the largest single component of depreciation, the extension of the lease has the effect of

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
reducing building depreciation by approximately $5,000 per month in the future. FAS123R expense is the expense required to be recognized on the vested portion of the incentive stock options to employees pursuant to the stock incentive plan adopted in 2007. Data processing expenses of $128,000 for the period were largely for outsourced data processing. The Bank outsources its data processing, item processing and statement rendering functions, thereby foregoing the backroom expenses of operating and staffing a full time computer center. Advertising and public relations expenses of $176,000 include the expense to develop a new website image for the bank as well as various newspaper and radio advertising and advertising in various community publications in the area. Professional fees of $225,000 were related to audit fees and legal fees of the Corporation and of the Bank.
Noninterest expense for the twelve months ended December 31, 2006 was $3.0 million. Of this amount, approximately $875,000 was incurred during the inception period between January 1, 2006 and July 25, 2006. Salaries and benefits increased by $1.1 million to $1.6 million as the Corporation began hiring the majority of its operating staff during the second quarter of 2006 in anticipation of the commencement of banking operations and to allow for training and computer systems setup. Occupancy and equipment expense increased by $291,000 to $473,000 for the twelve months ended December 31, 2006 as compared to $182,000 for the twelve months ended December 31, 2005. This increase was due to the leasing of the Bloomfield Branch office in 2006 and the leasing of a modular facility for the Bloomfield location in 2006. In addition, rents for the Corporation’s main office were at a reduced rate for the initial lease period in 2005. The rental of the modular facility ceased in February 2007. Stock based compensation of $420,000 was recognized per FAS123R in 2006. Please see Note 1 to the financial statements for additional information. Data processing expense of $42,000 for 2006 represents the first five months of processing while the Bank was in operation. There were no data processing expenses in 2005. Professional fees decreased by $175,000 to $52,000 for 2006 from $228,000 in 2005. In 2005 legal, accounting and consulting expenses were incurred for the formation of the Bank. Expenses were reduced in 2006 to more normalized levels and were primarily for accounting and legal expenses. Printing expenses were increased in 2006 again primarily incurred as the Corporation commenced banking operations. Other expenses were $395,000 for 2006, of which the increases were again largely due to the commencement of banking operations.
INCOME TAXES
No income tax expense or benefit was recognized in 2007 or 2006 due to the tax loss carryforward position of the Corporation. See Note 7 to the financial statements. An income tax benefit may be booked in future periods when the Corporation begins to turn a profit and management believes that profitability will be expected for the foreseeable future beyond that point.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
LIQUIDITY AND CAPITAL RESOURCES; ASSET/LIABILITY MANAGEMENT
The liquidity of a bank allows it to provide funds to meet loan requests, to accommodate possible outflows of deposits, and to take advantage of other investment opportunities. Funding of loan requests providing for liability outflows and managing interest rate margins require continuous analysis to attempt to match the maturities and repricing of specific categories of loans and investments with specific types of deposits and borrowings. Bank liquidity depends upon the mix of the banking institution’s potential sources and uses of funds. The major sources of liquidity for the Bank have been deposit growth, federal funds sold, and loans which mature within one year. Large deposit balances which might fluctuate in response to interest rate changes are closely monitored. These deposits consist mainly of certificates of deposit over $100,000. We anticipate that we will have sufficient funds available to meet our future commitments. As of December 31, 2007, unused commitments totaled $14.7 million. As a majority of the unused commitments represent commercial and equity lines of credit, the Bank expects, and experience has shown that only a small portion of the unused commitments will normally be drawn upon. All of the Bank’s time deposits of $9.5 million mature within the next twelve months from December 31, 2007.
The largest uses and sources of cash and cash equivalents for the Corporation for the year ended December 31, 2007, as noted in the Consolidated Statement of Cash Flows, were centered primarily on the uses of cash in investing activities and the net cash provided by financing activities. The uses of cash in investing activities were largely due to the increase in loans of $24.3 million. The Bank also purchased investment securities totaling $6.0 million. Offsetting the uses of cash in investing activities, was the cash provided from financing activities which included net increases in deposits of $26.0 million. Total cash and cash equivalents at the end of December 31, 2007 was $5.1 million, which was a decrease of $3.4 million from $8.5 million from December 31, 2006.
Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for Banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The prompt corrective action regulations provide five classifications, well capitalized, adequately capitalized, undercapitalized and critical undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The Bank and the Corporation were well-capitalized as of December 31, 2007. The Corporation does anticipate that it will require $1.0 to $4.0 million in additional equity during the next 36 months of operations in order to continue to grow while meeting regulatory capital requirements. Management is exploring the capital markets with the aid of consultants to determine how and when it may raise the equity.
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
The Corporation currently utilizes static gap analysis and a dynamic net interest income simulation model to measure and monitor interest rate risk. The results of the model show that the Corporation has taken substantial steps during 2007 to balance its risk in increasing and decreasing interest rate environments.
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

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following table presents an analysis of our interest-sensitivity gap position at December 31, 2007. All interest-earning assets and interest-bearing liabilities are shown based on the earlier of their contractual maturity or repricing date adjusted by forecasted prepayment and decay rates, our historical experience, and the repricing and prepayment characteristics of portfolios acquired through acquisition. (dollars in thousands)

			After
			Three		After
			Months		One
	Within		but		Year But		After
	Three		Within		Within		Five
	Months		One Year		Five Years		Years		Total
Interest earning assets
Federal funds sold	$3,874		—		—		—		$3,874
Securities	—		—		$685		$1,911		2,596
Loans	12,331		$1,322		10,687		12,767		37,107

Total	16,205		1,322		11,372		14,678		43,577

									0
Interest bearing liabilities
Now accounts	9,727		—		—		—		9,727
Money markets	11,322		—		—		—		11,322
Savings	298		—		—		—		298
Time deposits less than $100,000	994		1,014		—		—		2,008
Time deposits greater than $100,000	3,490		4,032		—		—		7,522

Total	25,831		5,046		0		0		$30,877

Rate sensitivity gap	$(9,626)		(3,724)		11,372		14,678

Cumulative rate sensitivity gap			$(13,350)		$(1,978)		$12,700

Rate sensitivity gap ratio	0.63	X	0.26	X	---	X	---	X

Cumulative rate sensitivity gap ratio			0.57	X	0.94	X	1.41	X

SEC FORM 10-KSB
Copies of the Corporation’s annual report on Form 10-KSB, as filed with the Securities and Exchange Commission are available to stockholders without charge, upon written request. Please mail your request to Robert E. Farr; Chief Executive Officer, Birmingham Bloomfield Bancshares, Inc., 33583 Woodward Avenue, P. O. Box 1298, Birmingham, MI 48012-1298.
STOCK INFORMATION
The common stock of Birmingham Bloomfield Bancshares, Inc. trades on The OTC Bulletin Board under the ticker symbol “BBBI.” At December 31, 2007, there were 1,800,000 shares of Birmingham Bloomfield Bancshares, Inc. common stock issued and outstanding and approximately 712 shareholders of record.

BANK OF BIRMINGHAM SHAREHOLDER INFORMATION
PRIMARY MARKET MAKERS

Howe Barnes Hoefer and Arnett
222 South Riverside Plaza, 7th Floor
Chicago, IL 60606

Hill, Thompson Magid & Co., Inc.	Hudson Securities, Inc.
15 Exchange Place, Suite 800	111 Town Square Place, Suite 1500A
Jersey City, NJ 07302	Jersey City, NJ 07310

Knight Capital Group	Monroe Securities, Inc.
545 Washington Boulevard	100 North Riverside Plaza, Suite 1620
Jersey City, New Jersey 07310	Chicago, Illinois 60606
STOCK REGISTRAR AND TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
www.rtco.com
(800) 368-5948
INDEPENDENT AUDITOR
Plante & Moran, PLLC
2601 Cambridge Ct., Suite 500
Auburn Hills, MI 48326
www.plantemoran.com
LEGAL COUNSEL
Howard & Howard Attorneys, PC
Comerica Building, Suite 800
151 South Rose Street
Kalamazoo, MI 49007-4818
www.h2law.com
INFORMATION
News media representatives and those seeking additional information about the Corporation should contact Robert E. Farr, President & Chief Executive Officer, at (248) 283-6430, or by writing him at 33583 Woodward, Birmingham, MI 48009.
ANNUAL MEETING
This year’s annual meeting of shareholders will be held at 9:30 a.m., on Monday, May 19, 2008, at the Birmingham Community House, 380 South Bates, Birmingham, MI 48009.