Form 10-K, Exhibit 13
period 2008-12-31
Birmingham Bloomfield Bancshares
filed 2009-03-31
CIK 1335792

BOARD OF DIRECTORS

William R. Aikens	Scott McCallum
Chairman/Owner	Consultant, Resource Financial Institutions
Whyco Finishing Technologies	Group, Inc.
Harry Cendrowski	Richard J. Miller
Partner, Cendrowski Selecky, P.C.	Financial Reporting Officer
Donald E. Copus	Citizens First Savings Bank
Chief Financial Officer	Daniel P. O’Donnell
Magna Services Group, LTD	Principal/Owner
John M. Erb	Professional Furniture Services
President	Charles T. Pryde
Edgemere Enterprises	Manager, Governmental Affairs Staff
Robert E. Farr	Ford Motor Company
President & Chief Executive Officer	Walter G. Schwartz
Bank of Birmingham	Investment Advisor, Gregory J. Schwartz & Co.
Charles Kaye	Henry G. Spellman
Charles Kaye, CPA.	Retired- former Vice President
Lance N. Krajacic	International Operations
Chief Credit Officer/Chief Operations Officer	Chrysler Financial Corporation
Bank of Birmingham	Thomas J. Wagner
Retired President/ CEO
TCF Bank

CORPORATE OFFICERS	CORPORATE HEADQUARTERS
INVESTOR RELATIONS AND
William Aikens, Chairman of the Board
Robert E. Farr, President & Chief Executive
Officer
Deborah A. Thompson, Chief Financial Officer
Lance N. Krajacic, Chief Credit Officer/Chief
Operating Officer
Daniel P. O’Donnell Corporate Secretary	SHAREHOLDER INFORMATION Birmingham Bloomfield Bancshares, Inc. 33583 Woodward Avenue Birmingham, MI 48009 (248) 723-7200 www.bankofbirmingham.net
ANNUAL REPORT, FORM 10-K AND OTHER REPORTS
Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement, statements of change in beneficial ownership and other SEC filings, and amendments to those reports, statements and filings, are available, without charge, on the United States Securities and Exchange website at www.sec.gov.
This statement has not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

April 2009
Dear Fellow Shareholder:
I am pleased to report we grew the bank by over 40% in 2008. As of December 31, 2008 our total assets reached $67,298,536. We were able to achieve this growth while reducing non-interest expense. More importantly, we grew our loan portfolio while maintaining excellent credit quality.
We enter 2009 well positioned to take advantage of the opportunities created by changes in our industry. There has never been a better time for the community banking model to succeed. Community banks are known for their customer service and for focusing on doing what is best for their customers and their communities. Far away from Wall Street, we are the backbone of the American economy, helping small businesses and hard-working families borrow for what they need and invest in their futures.
The problems in the financial services sector are well documented. As the Sub Prime debacle unfolded and the economy spiraled downward, businesses and individuals had difficulty repaying loans. Some banks experienced extremely high levels of delinquencies and write-offs that in some cases reduced capital to dangerous levels. We are very fortunate in that we:
•	Are Well Capitalized

•	Maintain Excellent Liquidity

•	Maintain Excellent Credit Quality
STOCK PRICE: Bank stocks have been hit hard over the past eighteen months. It is extremely difficult for investors to determine the book value of bank stocks due to credit problems. Therefore, rather than trading at premiums to book, as is the case in good times, banks are trading at discounts relative to book value. As a start-up bank in Michigan with a stock that is fairly thinly traded, those shares of our stock that were traded, traded at a discount. The benefit of investing in a start-up bank is realized over the long run.
PRELIMINARY TARP APPROVAL: In March, the U.S. Department of the Treasury gave us preliminary approval for $1,635,000 under the Treasury’s TARP. The purpose of this program is to bolster confidence in the financial system, increase the flow of financing to businesses and consumers, assist delinquent mortgage borrowers, and support the United States economy. Participation in this program is voluntary. The U.S. Treasury Department has stated that it would only buy preferred stock from banks and thrifts considered to be healthy. While we are well capitalized as evidenced by our Capital Ratio of 12.82% at year end, the injection of TARP funds will provide additional strength to our balance sheet and enable us to prudently increase lending. Our Annual meeting will be held on May 18th at the Community House in Birmingham. The meeting will begin at 7:00 pm. I invite all of you to attend and will be happy to answer any question. Proxy statements will be mailed to you in April. If you do not receive your proxy statement by May 1st, please contact me and I will make sure that information reaches you quickly.
HOW YOU CAN HELP YOUR INVESTMENT: Move your account to Bank of Birmingham and by doing so help your investment in the bank and yourself. Every new loan and every new deposit account helps us grow. As I stated earlier, our commitment to customer service will make you happy you made the move. More importantly, we are putting our deposits to work in our community.
Sincerely,
Robert E. Farr
President & CEO

Plante & Moran, PLLC Suite 500 2601 Cambridge Court Auburn Hills, MI 48326 Tel: 248.375.7100 Fax: 248.375.7101 plantemoran.com
Report of Independent Registered Accounting Firm
To the Board of Directors
Birmingham Bloomfield Bancshares Inc.
We have audited the accompanying consolidated balance sheet of Birmingham Bloomfield Bancshares, Inc. as of December 31, 2008 and 2007 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2008, 2007 and 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Birmingham Bloomfield Bancshares, Inc. at December 31, 2008 and 2007 and the consolidated results of its operations, changes in stockholders’ equity and its cash flows for the years ended December 31, 2008, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.
March 20, 2009

BIRMINGHAM BLOOMFIELD BANCSHARES, INC
CONSOLIDATED BALANCE SHEETS

	December 31,
	2008	2007
Assets

Cash and cash equivalents
Cash	$1,201,318	$1,265,119
Federal funds sold	3,462,179	3,874,007

Total cash and cash equivalents	4,663,497	5,139,126

Securities, available for sale (Note 2 & 3)	3,880,401	2,595,930

Loans (Note 4)
Total loans	56,840,675	37,106,976
Less: allowance for loan losses	(710,000)	(560,000)

Net loans	56,130,675	36,546,976

Premises & equipment (Note 5)	2,232,317	2,519,701
Interest receivable and other assets	391,646	458,157

Total assets	$67,298,536	$47,259,890

Liabilities and Shareholders’ Equity

Deposits (Note 6)
Non-interest bearing	$5,194,795	$5,385,200
Interest bearing	52,553,240	30,877,148

Total deposits	57,748,035	36,262,348

Interest payable and other liabilities	238,532	237,903

Total liabilities	57,986,567	36,500,251

Shareholders’ equity
Common stock, no par value
Authorized - 4,500,000 shares
Issued and outstanding - 1,800,000 shares	17,034,330	17,034,330
Additional paid in capital-share based payments (Note 1)	466,553	462,000
Accumulated deficit	(8,311,252)	(6,799,150)
Accumulated other comprehensive income	122,338	62,459

Total shareholders’ equity	9,311,969	10,759,639

Total liabilities and shareholders’ equity	$67,298,536	$47,259,890

See notes to consolidated financial statements

BIRMINGHAM BLOOMFIELD BANCSHARES, INC
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2008	2007	2006
Interest income
Loans, including fees	$3,052,072	$1,687,617	$139,975
Taxable securities	138,339	147,150	—
Federal funds sold	116,000	628,156	238,611
Correspondent bank	2,258	—	—

Total interest income	3,308,669	2,462,923	378,586

Interest expense
Deposits	1,386,846	1,089,767	86,244
Borrowings	—	—	71,452

Total interest expense	1,386,846	1,089,767	157,696

Net interest income	1,921,823	1,373,156	220,890

Provision for loan losses (Note 4)	384,003	465,000	195,000

Net interest income after provision for loan losses	1,537,820	908,156	25,890

Non-interest income
Loan fees and charges	18,152	63,122	10,630
Deposit fees and charges	69,009	48,278	6,087
Other income	30,266	20,603	(3,742)

Total non-interest income	117,427	132,003	12,975

Non-interest expense
Salaries and benefits	1,418,221	1,820,931	1,556,015
Occupancy & equipment expense (Note 5 & 9)	820,491	857,890	473,592
FAS 123R share based payments (Note 7)	4,553	42,000	420,000
Data processing expense	185,211	176,294	58,025
Advertising and public relations	74,431	185,950	146,896
Professional fees	278,087	261,228	76,413
Printing and office supplies	25,066	40,413	57,271
Other expense	361,289	338,461	213,807

Total non-interest expense	3,167,349	3,723,167	3,002,019

Net loss before taxes	(1,512,102)	(2,683,008)	(2,963,154)

Income taxes	—	—	—

Net loss	$(1,512,102)	$(2,683,008)	$(2,963,154)

Basic loss per share	$(0.84)	$(1.49)	$(4.19)

Diluted loss per share	$(0.84)	$(1.49)	$(4.19)

See notes to consolidated financial statements

BIRMINGHAM BLOOMFIELD BANCSHARES, INC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

				Accumulated
		Additional		Other
	Common	Paid in	Accumulated	Comprehensive
	Stock	Capital	Deficit	Income	Total
Balance at January 1, 2006	$1,000	$—	$(1,152,988)	$—	$(1,151,988)

Issuance of 1,799,900 shares common stock (net of offering costs of $965,670)	17,033,330	—	—	—	17,033,330
Share based payments expense	—	420,000	—	—	420,000
Net loss	—	—	(2,963,154)	—	(2,963,154)

Balance at December 31, 2006	17,034,330	420,000	(4,116,142)	—	13,338,188
Share based payments expense	—	42,000	—	—	42,000
Comprehensive loss:
Net loss	—	—	(2,683,008)	—	(2,683,008)
Change in unrealized gain on securities — Net of reclassification adjustment of $13,586 (Note 3)	—	—	—	62,459	62,459

Total comprehensive loss	—	—	(2,683,008)	62,459	(2,620,549)

Balance at December 31, 2007	17,034,330	462,000	(6,799,150)	62,459	10,759,639
Share based payments expense	—	4,553	—	—	4,553
Comprehensive loss:
Net loss	—	—	(1,512,102)	—	(1,512,102)
Change in unrealized gain on securities — Net of reclassification adjustment of $19,270 (Note 3)	—	—	—	59,879	59,879

Total comprehensive loss	—	4,553	(1,512,102)	59,879	(1,447,670)

Balance at December 31, 2008	$17,034,330	$466,553	$(8,311,252)	$122,338	$9,311,969

See notes to consolidated financial statements

BIRMINGHAM BLOOMFIELD BANCSHARES, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2008	2007	2006
Cash flows from operating activities
Net loss	$(1,512,102)	$(2,683,008)	$(2,963,154)
Share based payments expense	4,553	42,000	420,000
Provision for loan losses	384,003	465,000	195,000
Accretion of securities	(30,604)	(26,516)	—
Gain on calls and sales of securities	(19,270)	(13,586)	—
Depreciation expense	312,660	362,326	67,400
Loss on disposal of equipment	—	37,842	—
Net decrease (increase) in other assets	66,511	(342,663)	351,814
Net increase in other liabilities	629	101,086	53,658

Net cash used in operating activities	(793,620)	(2,057,519)	(1,875,282)

Cash flows from investing activities
Origination of loans, net of principal repayments	(19,967,702)	(24,293,399)	(12,913,577)
Purchase of securities	(3,990,436)	(6,042,502)	—
Proceeds from sales, calls or maturities of securities	2,815,718	3,549,134	—
Purchases of premises and equipment	(25,276)	(600,989)	(2,246,172)

Net cash used in investing activities	(21,167,696)	(27,387,756)	(15,159,749)

Cash flows from financing activities
Increase in deposits	21,485,687	26,033,400	10,228,948
Sale of stock	—	—	17,033,330
Repayment of notes payable from related parties	—	—	(749,000)
Decrease in line of credit payable	—	—	(960,000)

Net cash provided by financing activities	21,485,687	26,033,400	25,553,278

(Decrease) increase in cash and cash equivalents	(475,629)	(3,411,875)	8,518,247

Cash and cash equivalents at the beginning of the period	5,139,126	8,551,001	32,754

Cash and cash equivalents at the end of the period	$4,663,497	$5,139,126	$8,551,001

Supplemental cash flow information:
Cash paid for interest:	$1,297,064	$1,043,275	$83,757
See notes to consolidated financial statements

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note 1 – Summary of Significant accounting principles
Basis of Presentation - The accompanying consolidated statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of Birmingham Bloomfield Bancshares, Inc. (the “Corporation”), and its wholly owned subsidiary, Bank of Birmingham (“Bank”). All significant intercompany transactions are eliminated in consolidation.
Organization - The Corporation was incorporated February 26, 2004 as Birmingham Bloomfield Bancorp, Inc., for the purpose of becoming a bank holding company under the Bank Holding Company Act of 1956, as amended. The Corporation subsequently changed its name to Birmingham Bloomfield Bancshares, Inc. The Corporation received the required regulatory approvals to purchase the common stock of the Bank on July 26, 2006. The Corporation closed on its first phase of its equity offering totaling $13,988,300 on July 26, 2006 and capitalized the Bank with $13,000,000. Bank of Birmingham opened for business on July 26, 2006. The Corporation continued raising capital until the closing of it’s offering on September 30, 2006. Early in the fourth quarter of 2006, the Corporation closed on the remaining portion of its equity offering of $4,011,700 bringing its total equity to $18,000,000 before offering costs. Direct costs related to the offering of common stock were $966,000 and were capitalized and netted against the offering proceeds as of December 31, 2006.
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
Nature of Operations - The Corporation provides a variety of financial services to individuals and small businesses through its main office in Birmingham, Michigan and branch office in Bloomfield Township, Michigan. Its primary deposit products are savings and term certificate accounts and its primary lending products are commercial loans, commercial real estate loans, home equity lines and consumer loans. The Bank serves businesses and consumers across Oakland and Macomb counties with the largest geographic segment of our customer base being in Oakland County.
Cash and Cash Equivalents - For the purpose of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold which mature within 90 days.
Loans - The Corporation grants mortgage, commercial, and consumer loans to customers throughout the state focusing on southeast Michigan. A large portion of the loan portfolio is represented by commercial real estate mortgages and equity line loans primarily in Oakland County, Michigan. The ability of the Corporation’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note 1 – Summary of Significant Accounting Policies – continued
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

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note 1 – Summary of Significant Accounting Policies – continued
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
Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures, except if modified and considered to be a troubled debt restructuring. The Corporation performed no such modifications in the current year.
During the first three years of operations, the Bank will maintain an allowance for loan losses at or above minimum levels agreed to by the Federal Deposit Insurance Corporation and the State of Michigan Office of Financial and Insurance Regulation.
Off-balance-sheet Instruments - In the ordinary course of business, the Corporation has entered into commitments under commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.
Property and Equipment – The Corporation has approximately $2,232,000 of property and equipment on its balance sheet as of December 31, 2008. The majority of this represents leasehold improvements on the Corporation’s main office at 33583 Woodward, Birmingham, MI. Leasehold improvements and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the shorter of the estimated useful lives of the assets or the length of the building leases as applicable.
Income Taxes – Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method the net deferred tax asset or liability is determined based on the tax effects of the various temporary differences between the book and the tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note 1 – Summary of Significant Accounting Policies – continued
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
Information and activity regarding equity based compensation extended to key employees under the Corporations’ Stock Incentive Plan during 2008 and 2007 is included in Note 7.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note 2 – Fair Value Accounting
On January 1, 2008, the Corporation adopted SFAS 157. SFAS 157 was issued to bring conformity to the definition of fair value; prior to SFAS 157 there was no conformity in the accounting guidance regarding the definition of fair value. SFAS 157 establishes a fair value hierarchy used in fair value measurements and expands disclosures about fair value measurements. The Statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement.
Valuation Hierarchy
SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.
•	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets which the Corporation can participate.

•	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement, and include inputs that are available in situations where there is little, if any, market activity for the related asset or liability.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.
Assets
Securities available for sale
All of the Corporation’s securities available for sale are classified within Level 2 of the valuation hierarchy as quoted prices for similar assets are available in an active market.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note 2 – Fair Value Accounting – continued
The following table presents the financial instruments carried at fair value as of December 31, 2008, on the Consolidated Balance Sheet and by SFAS 157 valuation hierarchy (as described above):
Assets measured at fair value on a recurring basis as of December 31, 2008 (000’s omitted):

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	Balance at
	Assets	Inputs	Inputs	December
	Level 1	Level 2	Level 3	31, 2008
Securities available for sale	$—	$3,880	$—	$3,880

Note 3 – Securities
The amortized cost and fair value of securities, with gross unrealized gains and losses, follows at December 31, 2008 and 2007 (000s omitted):

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
2008
U. S. Government agency securities	$2,004	$30	$—	$2,034
Mortgage backed securities	1,250	92	—	1,342
Corporate bonds	504	—	—	504

Total	$3,758	$122	$—	$3,880

2007
U. S. Government agency securities	$678	$7	$—	$685
Mortgage backed securities	1,855	56	—	1,911
Corporate bonds	—	—	—	—

Total	$2,533	$63	$—	$2,596

At December 31, 2008 and 2007, there were no securities pledged to secure borrowings, public deposits or for other purposes required or permitted by law.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note 3 – Securities - continued
The amortized cost and fair value of debt securities by contractual maturity at December 31, 2008 follow (000s omitted):

		Estimated
	Amortized	Fair
	Cost	Value
Due in one year or less	$499	$500
Due in one year through five years	2,009	2,038
Due in five years through ten years	—	—
Due after ten years	—	—

Subtotal	2,508	2,538

Mortgage backed securities	1,250	1,342

Total	$3,758	$3,880

For the year ended December 31, 2008, proceeds from sales of securities available for sale amounted to $2,635,000. Gross realized gains amounted to $19,270 and gross realized losses amounted to $0. For the year ended December 31, 2007, proceeds from sales of securities available for sale amounted to $2,260,000. Gross realized gains amounted to $14,287 and gross realized losses amounted to $701.
The Corporation had no individual securities with gross unrealized losses at December 31, 2008 or 2007.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note 4 – Loans
A summary of the balances of loans as of December 31, 2008 and 2007 is as follows (000s omitted):

	2008	2007
Mortgage loans on real estate:
Residential 1 to 4 family	$2,745	$1,816
Multifamily	7,676	1,864
Commercial	23,085	13,601
Construction	3,000	2,348
Second mortgage	736	758
Equity lines of credit	10,381	8,696

Total mortgage loans on real estate	47,623	29,083
Commercial loans	8,242	7,898
Consumer installment loans	1,007	177

Total loans	56,872	37,158
Less:
Allowance for loan losses	710	560
Net deferred loan fees	31	51

Net loans	$56,131	$36,547

An analysis of the allowance for loan losses follows (000s omitted):

	2008	2007	2006
Balance at beginning of year	$560	$195	$—
Provision for loan losses	384	465	195
Loans charged off	(318)	(100)	—
Recoveries of loans previously charged off	84	—	—

Balance at end of year	$710	$560	$195

At December 31, 2008, 2007 and 2006, there were no loans considered to be impaired or over 90 days delinquent and still accruing.
Certain directors and executive officers of the Bank, including associates of such persons, were loan customers of the Company during 2008 and 2007. A summary of aggregate related-party loan activity for loans to any related party at December 31, 2008 and 2007 is as follows (000’s omitted)

	2008	2007
Balance at January 1	$1,038	$331
Loans no longer related-party	(72)	—
New loans	950	1,088
Repayments	(443)	(381)

Balance at December 31	$1,473	$1,038

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note 5 – Bank Premises and Equipment
A summary of the cost and accumulated depreciation of premises and equipment as of December 31 follows (000s omitted):

	2008	2007
Leasehold improvements	$2,126	$2,124
Furniture and equipment	454	452
Computer equipment & software	394	373

Total	2,974	2,949

Less: accumulated depreciation	742	429

Net premises and equipment	$2,232	$2,520

Depreciation expense for the years ended December 31, 2008, 2007 and 2006 amounted to $312,660, $362,326, and $67,400, respectively.
Note 6 – Deposits
The following is a summary of the distribution of deposits at December 31 (000s omitted):

	2008	2007
Non-interest bearing deposits	$5,195	$5,385
NOW accounts	7,882	9,727
Savings and money market accounts	10,571	11,620
Certificates of deposit <$100,000	13,089	2,008
Certificates of deposit >$100,000	21,011	7,522

Total	$57,748	$36,262

At December 31, 2008, the scheduled maturities of time deposits are as follows (000s omitted):

	<$100,000	>$100,000	Total
2009	$12,208	$20,480	$32,688
2010	871	531	1,402
2011	10	—	10

Total	$13,089	$21,011	$34,100

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note 7 – Stock Option Plan
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
During 2007, the Corporation issued 180,000 stock options. Based on the fair market value at the grant date using the Black-Scholes option pricing model, the compensation cost recognized by the Corporation for the portion of the equity awards earned during 2008 and 2007 was $4,553 and $42,000, respectively. No income tax benefit was recognized in the income statement for share based compensation (see Note 8). There is no difference between basic and diluted loss per share due to the anti dilutive effect of outstanding options at December 31, 2008.
The Corporation estimates the value of its stock options using the calculated value on the grant date. The Corporation measures compensation cost of employee stock options based on the calculated value instead of fair value because it is not practical to estimate the volatility of its share price. The Corporation does not maintain an internal market for its shares and its shares are rarely traded privately. As a denovo institution, the Corporation’s initial stock offering was completed in July 2006. The calculated value method requires that the volatility assumption used in an option-pricing model be based on the historical volatility of an appropriate industry sector index.
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

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note 7 – Stock Option Plan - continued
The weighted average assumptions used in the Black-Scholes model are noted in the following table. The Corporation uses expected data to estimate option exercise and employee termination within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Calculated volatility	12.40%
Weighted average dividends	0.00%
Expected term (in years)	5
Risk-free rate	4.50%
A summary of option activity under the Plan for the year ended December 31, 2008 is presented below:

		Weighted	Weighted Average	Aggregate
		Average	Remaining	Intrinsic
Options	Shares	Exercise Price	Contractual Term	Value
Outstanding, January 1, 2008	140,000	$10.00	9.25	$—
Granted	—	—
Exercised	—	—
Forfeited or expired	(50,000)	10.00

Outstanding, December 31, 2008	90,000	$10.00	8.25	$—

Options exercisable, end of period	23,333	$10.00	8.25	$—

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (i.e., the difference between the Corporation’s closing stock price on the last trading day of our fiscal year ended 2008 and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2008. As of December 31, 2008, all outstanding and exercisable options are out of the money (options have an exercise price that exceeds market value), and they are assumed to have no intrinsic value. This amount changes based on the fair market value of the Corporation’s stock. There were no options exercised for the three years ended December 31, 2008.
A summary of option activity under the Plan for the year ended December 31, 2007 is presented below:

		Weighted	Weighted Average	Aggregate
		Average	Remaining	Intrinsic
Options	Shares	Exercise Price	Contractual Term	Value
Outstanding, January 1, 2007	—	$—		$—
Granted	180,000	10.00	10.00
Exercised	—	—
Forfeited or expired	(40,000)	10.00	—	—

Outstanding, December 31, 2007	140,000	$10.00	9.25	$—

Options exercisable, end of period	—	$—	—	$—

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note 7 – Stock Option Plan - continued
The summary of the status of the Corporation’s non-vested shares as of December 31, 2008, and changes during the year then ended, is presented below:

		Weighted
		Average
		Grant Date
Non-vested Shares	Shares	Fair Value
Non-vested at January 1, 2008	140,000	$0.89
Granted	—	—
Vested	(23,333)	0.89
Forfeited	(50,000)	—

Non-vested at December 31, 2008	66,667	$0.89

As of December 31, 2008, there was approximately $33,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plan. This cost is expected to be fully amortized in four years. The total fair value of shares vested during the year ended December 31, 2008 was approximately $21,000. No shares vested for the years ended December 31, 2007 and 2006.
The summary of the status of the Corporation’s non-vested shares as of December 31, 2007, and changes during the year then ended, is presented below:

		Weighted
		Average
		Grant Date
Non-vested Shares	Shares	Fair Value
Non-vested at January 1, 2007	—	$—
Granted	180,000	0.89
Vested	—	—
Forfeited	(40,000)	—

Non-vested at December 31, 2007	140,000	$0.89

Note 8 – Income Taxes
The Corporation has net operating loss carry-forwards of approximately $6,027,000 generated from inception through December 31, 2008 that are available to reduce future taxable income through the year ending December 31, 2028. The deferred tax asset generated by that loss carry-forward has been offset with a valuation allowance since the Corporation does not have a history of earnings.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note 8 – Income Taxes - continued
The components of the net deferred tax assets, included in other assets, are as follows:

	2008	2007	2006
Deferred tax assets:
Allowance for loan losses	$142,662	$136,550	$35,795
Organizational costs	590,375	637,922	685,469
Net operating loss carry-forward	2,049,105	1,455,197	585,334
Share based compensation	158,628	157,080	142,800
Other	48,626	32,167	13,550

Total deferred tax assets	2,989,396	2,418,916	1,462,948

Less valuation allowance	2,808,334	2,301,211	1,394,209

Deferred tax liabilities:
Fixed assets	134,261	96,771	54,983
Other	46,801	20,934	13,756

Total deferred tax liabilities	181,062	117,705	68,739

Net deferred tax assets	$—	$—	$—

Allocation of income taxes between current and deferred portions is as follows:

	2008	2007	2006
Current expense	$—	$—	$—
Deferred (benefit) expense	—	—	—

Total income tax expense	$—	$—	$—

The reasons for the differences between the income tax expense at the federal statutory income tax rate and the recorded income tax expense are summarized as follows:

	2008	2007	2006
Income tax benefit at federal statutory rate of 34 percent	$(514,115)	$(912,223)	$(1,007,472)
Increases resulting from nondeductible expenses	6,992	5,221	5,281
Other	—	—	(53,562)
Change in valuation allowance	507,123	907,002	1,055,753

Income tax expense	$—	$—	$—

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note 9 – Leases and Commitments
The Corporation has entered into a lease agreement for its main office. Payments began in February 2005 and the initial term of the lease expires in October 2015. In October 2007 the Corporation exercised its first renewal option on the property which expires in October 2025. The main office lease has one additional ten year renewal option. The Corporation also entered into a lease agreement for its branch office in Bloomfield Township which calls for lease payments to begin in March 2006 and expires February 2016. The Bloomfield branch office lease has one five year renewal option. Rent expense under these agreements was $217,000 for the main office and $57,000 for the branch office for the year ended December 31, 2008, and $212,000 for the main office and $56,000 for the branch office for the year ended December 31, 2007.
The following is a schedule of future minimum rental payments under operating leases on a calendar year basis:

2009	$279,807
2010	285,695
2011	291,693
2012	297,816
2013	304,083
thereafter	3,365,767

Total	$4,824,861

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note 10 – Restrictions on dividends, loans and advances
Banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation.
Prior approval of the Bank’s federal regulator is required if the total dividends declared by the Bank in a calendar year exceed the sum of the net profits of the Bank for the preceding three years, less any required transfers to surplus. In addition, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum standards. Because of the Bank’s Denovo status and its startup losses, at December 31, 2008, the Bank’s retained earnings available for the payment of dividends, without approval from the regulators, was $-0-. Accordingly, all of the Corporation’s investment in the Bank was restricted at December 31, 2008.
Loans or advances made by the Bank to the Corporation are generally limited to 10 percent of the Bank’s capital stock and surplus. Accordingly, at December 31, 2008, Bank funds available for loans or advances to the Corporation amounted to $1.0 million. The Federal Reserve Bank, which is the Corporation’s regulator, however, has restricted borrowings by the Corporation for the first three years of operation without its prior approval.
Note 11 – Fair Value of Financial Instruments
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
The following methods and assumptions were used by the Corporation in estimating fair value disclosures for financial instruments:
Cash and Cash Equivalents - The carrying values of cash and cash equivalents approximate fair values.
Securities - Fair values of securities are based on quoted market prices.  If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note 11 – Fair Value of Financial Instruments - continued
Loans Receivable - For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.
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
Accrued Interest - The carrying value of accrued interest approximates fair value.
Other Financial Instruments - The fair value of other financial instruments, including loan commitments and unfunded letters of credit, based on discounted cash flow analyses, is not material.
The carrying values and estimated fair values of financial instruments are as follows (in thousands):

	2008		2007
		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial assets:
Cash and cash equivalents	$4,663	$4,663	$5,139	$5,139
Securities available for sale	3,880	3,880	2,596	2,596
Loans	56,841	57,273	37,107	37,396
Accrued interest receivable	293	293	203	203

Financial liabilities:
Deposits	57,748	57,897	36,262	36,262
Accrued interest payable	153	153	63	63
Note 12 – Retirement Plans
The Corporation sponsors a 401(k) plan for substantially all employees. The plan is a “Safe Harbor” plan by statute and provides for the Corporation to make a 4% required matching contribution. Contributions to the plan were $36,000 in 2007. The Corporation amended the 401(k) plan effective January 1, 2008 to remove the “Safe Harbor” provisions. As a result there were no required matching contributions for 2008.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note 13 – Parent Only Financial Statements
The condensed financial information that follows presents the financial condition of Birmingham Bloomfield Bancshares, Inc. (the “Parent”) along with the results of operations and its cash flows. The Parent has recorded its investment in its subsidiaries at cost plus its share of the undistributed earnings (losses) of its subsidiaries since inception. The Parent recognizes dividends from its subsidiaries as revenue and undistributed earnings of its subsidiaries as other income. The Parent financial information should be read in conjunction with the Corporation’s consolidated financial statements.
The condensed balance sheets as of December 31, 2008 and 2007 are as follows:

	December 31,
	2008	2007
Assets
Cash and cash equivalents	$555,817	$717,097
Investment in subsidiary	8,757,652	10,112,542

Total assets	$9,313,469	$10,829,639

Liabilities and Shareholders’ Equity

Other liabilities	$1,500	$70,000
Shareholders’ equity	9,311,969	10,759,639

Total liabilities and shareholders’ equity	$9,313,469	$10,829,639

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note 13 – Parent Only Financial Statements – continued
The condensed statements of operations for the years ended December 31, 2008, 2007, and 2006 are as follows:

	For the Years Ended December 31,
	2008	2007	2006
Interest income	$—	$—	$—
Interest expense	—	—	71,452

Net interest income	—	—	(71,452)

Non-interest expense
Salaries and benefits	(44,875)	—	(460,230)
Occupancy & equipment expense	—	—	(183,833)
FAS 123R share based payments	4,553	42,000	420,000
Professional fees	101,100	98,760	(310,245)
Printing and office supplies	—	—	(2,502)
Other expense	36,555	30,032	(9,190)

Total non-interest expense	97,333	170,792	(546,000)

Income taxes	—	—	—

Net (loss) income before equity in undistributed loss of subsidiary	(97,333)	(170,792)	474,548
Equity in undistributed loss of subsidiary	(1,414,769)	(2,512,216)	(3,437,702)

Net loss	($1,512,102)	($2,683,008)	($2,963,154)

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note 13 – Parent Only Financial Statements – continued
The condensed statements of cash flows for the years ended December 31, 2008, 2007, and 2006 are as follows:

	For the Years Ended December 31,
	2008	2007	2006
Cash flows from operating activities
Net loss	$(1,512,102)	$(2,683,008)	$(2,963,154)
Undistributed loss of subsidiary	1,414,769	2,512,216	3,437,702
Share based payments expense	4,553	42,000	420,000
Net decrease in other assets	—	—	467,308
Net decrease in other liabilities	(68,500)	—	(13,159)

Net cash (used in) provided by operating activities	(161,280)	(128,792)	1,348,697

Cash flows from investing activities
Investment in subsidiary	—	—	(16,000,000)
Decrease in premises and equipment	—	—	140,108

Net cash used in investing activities	—	—	(15,859,892)

Cash flows from financing activities
Sale of stock	—	—	17,033,330
Repayment of notes payable from related parties	—	—	(749,000)
Decrease in line of credit payable	—	—	(960,000)

Net cash provided by financing activities	—	—	15,324,330

(Decrease) increase in cash and cash equivalents	(161,280)	(128,792)	813,135

Cash and cash equivalents at the beginning of the period	717,097	845,889	32,754

Cash and cash equivalents at the end of the period	$555,817	$717,097	$845,889

Note 14 – Off Balance Sheet Risk
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

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note 14 – Off Balance Sheet Risk - continued
At December 31, 2008 and 2007, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount
	2008	2007
Commitments to grant loans	$2,400,000	$4,983,000
Unfunded commitments under lines of credit	$11,655,000	$14,672,000
Commercial and standby letters of credit	$110,000	$110,000
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
If the counterparty does not have the right and ability to redeem the collateral or the Corporation is permitted to sell or re-pledge the collateral on short notice, the Corporation records the collateral in its balance sheet at fair value with a corresponding obligation to return it.
Legal Contingencies - Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Corporation’s financial statements.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
Note 15 – Minimum Regulatory Capital Requirements
Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The prompt corrective action regulations provide four classifications, well capitalized, adequately capitalized, undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The Bank was well-capitalized as of December 31, 2008 and 2007. At December 31, 2008, the Corporation qualifies for an exemption from regulatory capital requirements due to its asset size.
The Bank’s actual capital amounts and ratios as of December 31, 2008 and 2007 are presented in the following table (000’s omitted):

			For Capital		To be
	Actual		Adequacy Purposes		Well-Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2008
Total risk-based capital (to risk weighted assets) Bank of Birmingham	$9,345	16.6%	$4,491	8.0%	$5,614	10.0%

Tier I capital (to risk weighted assets) Bank of Birmingham	$8,635	15.4%	$2,246	4.0%	$3,369	6.0%

Tier I capital (to average assets) Bank of Birmingham	$8,635	12.8%	$2,695	4.0%	$3,369	5.0%

As of December 31, 2007
Total risk-based capital (to risk weighted assets) Bank of Birmingham	$10,553	26.8%	$3,152	8.0%	$3,940	10.0%

Tier I capital (to risk weighted assets) Bank of Birmingham	$10,050	25.5%	$1,576	4.0%	$2,364	6.0%

Tier I capital (to average assets) Bank of Birmingham	$10,050	20.3%	$1,984	4.0%	$2,480	5.0%

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 16 – QUARTERLY RESULTS OF OPERATIONS (unaudited)
The following table summarizes the Corporation’s quarterly results for the years ended December 31, 2008 and 2007 (000’s omitted):

	For the Three-Month Period ended
	March 31	June 30	September 30	December 31
2008
Interest income	$728	$797	$883	$901
Interest expense	314	340	352	381

Net interest income	414	457	531	520
Provision for loan losses	50	95	109	130

Net interest income after provision for loan losses	364	362	422	390

Noninterest income	38	24	35	20
Noninterest expense	1,027	785	692	663

Net loss before income taxes	(625)	(399)	(235)	(253)

Income taxes	—	—	—	—

Net loss	$(625)	$(399)	$(235)	$(253)

Net loss per share
Basic	$(0.35)	$(0.22)	$(0.13)	$(0.14)
Diluted	$(0.35)	$(0.22)	$(0.13)	$(0.14)

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008 and 2007
NOTE 16 – QUARTERLY RESULTS OF OPERATIONS (unaudited) - continued

	For the Three-Month Period ended
	March 31	June 30	September 30	December 31
2007
Interest income	$416	$565	$711	$771
Interest expense	170	274	330	316

Net interest income	246	291	381	455
Provision for loan losses	35	85	155	190

Net interest income after provision for loan losses	211	206	226	265

Noninterest income	38	28	28	38
Noninterest expense	900	979	916	928

Net loss before income taxes	(651)	(745)	(662)	(625)

Income taxes	—	—	—	—

Net loss	$(651)	$(745)	$(662)	$(625)

Net loss per share
Basic	$(0.36)	$(0.41)	$(0.37)	$(0.35)
Diluted	$(0.36)	$(0.41)	$(0.37)	$(0.35)

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
Future factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to the following: the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses; competitive pressures among depository institutions; interest rate movements and their impact on customer behavior and net interest margin; the impact of re-pricing and competitor’s pricing initiatives on loan and deposit products; the ability to adapt successfully to technological changes to meet customers’ needs and development in the market place; our ability to access cost-effective funding; changes in financial markets; changes in economic conditions in general and particularly as related to the automotive and related industries in the Detroit metropolitan area; new legislation or regulatory changes, including but not limited to changes in federal and/or state tax laws or interpretations thereof by taxing authorities; changes in accounting principles, policies or guidelines; and our future acquisitions of other depository institutions or lines of business.
OVERVIEW
The Company is a Michigan corporation that was incorporated in 2004 to serve as the holding company for a Michigan state bank, Bank of Birmingham (“Bank”). The Bank is a full service commercial bank headquartered in Birmingham, Michigan, with a full service branch banking office in Bloomfield Township, Michigan. It serves the communities of Birmingham, Bloomfield, Bingham Farms, Franklin and Beverly Hills and the neighboring communities. The Corporation completed the first phase of its stock offering on July 26, 2006 and capitalized the Bank on that date. The Bank opened for business on July 26, 2006 in a modular facility at the site of its future branch at 4145 W. Maple in Bloomfield Township. The modular facility served as the Bank’s temporary main office until leasehold improvements at the permanent main office facility at 33583 Woodward Avenue in Birmingham were completed and the office opened for business at the end of August 2006. Remodeling then commenced at the branch facility and it opened for business on February 20, 2007. The Bank serves businesses and consumers across Oakland and Macomb counties with a full range of lending, deposit and Internet banking services.
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
CRITICAL ACCOUNTING POLICIES
Allowance for loan losses
The Corporation performs a detailed quarterly review of the allowance for credit losses. The Corporation evaluates those loans classified as substandard, under its internal risk rating system, on an individual basis for impairment under SFAS 114. The level and allocation of the allowance is determined primarily on management’s evaluation of collateral value, less the cost of disposal, for loans reviewed in this category. The remainder of the total loan portfolio is segmented into homogeneous loan pools with similar risk characteristics for evaluation under SFAS 5. The Corporation uses factors such as, historical portfolio losses, national and local economic trends and levels of delinquency to determine the appropriate level and allocation of the allowance for loans in this grouping. In addition, due to the Corporation’s short operating history, it looks to historical results for similar banks of similar size and in similar geographic areas as a comparison. The Corporation’s policy dictates that specifically identified credit losses be recognized immediately by a charge to the allowance for credit losses. See also Note 1 to the financial statements. The Bank is also required to maintain certain minimum levels of reserves during its first three years of operation based upon the business plan submitted as part of the regulatory approval process and based upon the order granting it permission to operate by the State of Michigan, Office of Financial and Insurance Regulation.

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
PLAN OF OPERATION
The Corporation’s (and the Bank’s) main office is located at 33583 Woodward Avenue, Birmingham, MI 48009. The building is a free-standing one story office building of approximately 8,300 square feet. The Bank also operates a branch office at 4145 West Maple Road, near the intersection of Telegraph Road in Bloomfield Township, MI, which is approximately 5 miles from the main office. The branch office occupies approximately 2,815 square feet in a one story office building. The Bank has executed lease agreements with respect to each of its banking locations. The main office lease commenced in October 2005 and the bank has exercised its first renewal option resulting in the lease being extended until October 2025, and the branch office lease commenced in March 2006 and runs through February 2015. Each of the leases has a ten year renewal option.
At this time, neither the Corporation nor the Bank intends to own any of the properties from which the Bank will conduct banking operations. The Bank used approximately $2.9 million of the proceeds of the Company’s initial public offering to purchase furniture, fixtures and equipment at the two locations. The Bank has 18 full-time equivalent employees to staff its banking offices.
The Bank will continue to use the remainder of its capital for customer loans, investments and other general banking purposes. We believe that the Corporation’s initial offering proceeds will enable the Bank to maintain a leverage capital ratio, which is a measure of core capital to average total assets, in excess of 8% for the first three years of operations as required by the FDIC. The Corporation does anticipate that it will require $4.0 to $6.0 million in additional equity during the next 36 months of operations in order to continue to grow while meeting regulatory capital requirements. Management is exploring the capital markets with the aid of consultants to determine how and when it may raise the additional equity.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Selected Financial Information
The following sets forth the selected consolidated financial data for the years ended December 31, 2008, 2007, 2006 and 2005. Information shown for 2005 is not comparable as the Corporation did not commence banking operations until July 26, 2006.
Selected Financial Condition Data (dollars in thousands):

	For the Year Ended
	December 31,
	2008	2007	2006	2005
Total assets	$67,299	$47,260	$23,704	$640
Gross loans	56,841	37,107	12,914	—
Allowance for loan losses	710	560	195	—
Total deposits	57,748	36,262	10,229	—
Borrowings	—	—	—	1,709
Total shareholders’ equity (deficit)	9,312	10,760	13,338	(1,151)

Summary of operations

Interest income	3,309	2,463	379	—
Interest expense	1,387	1,090	158	14

Net interest income	1,922	1,373	221	(14)

Provision for loan losses	384	465	195	—

Noninterest income	117	132	13	—
Noninterest expense	3,167	3,723	3,002	981

Loss before taxes	(1,512)	(2,683)	(2,963)	(995)

Provision for income tax	—	—	—	—

Net loss	$(1,512)	$(2,683)	$(2,963)	$(995)

Per share data:
Basic loss per share	$(0.84)	$(1.49)	$(4.19)	$(9,954.59)
Diluted loss per share	$(0.84)	$(1.49)	$(4.19)	$(9,954.59)
Dividend declared	—	—	—	—

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Selected Financial Ratios:

	For the Year Ended
	December 31,
	2008	2007	2006	2005
Total nonperforming assets as a percentage of total assets	—	—	—	—
Total nonperforming loans as a percentage of total loans	—	—	—	—
Total allowance for loan losses as a percentage of total loans	1.25%	1.50%	1.50%	—
Return on average assets	-2.47%	-6.43%	-37.62%	-199.09%
Return on average equity	-15.19%	-21.42%	-44.89%	—
Net interest margin	3.31%	3.63%	4.90%	—
Average equity to average assets	16.28%	30.01%	-83.82%	—
FINANCIAL CONDITION
Total assets increased by 42.4%, or $20.0 million, to $67.3 million at December 31, 2008 from $47.3 million at December 31, 2007. The increase in total assets is attributable to continued strong loan growth in the current year.
Total liabilities increased by $21.5 million, or 58.9% to $58.0 million at December 31, 2008 from $36.5 million at December 31, 2007. The bank continued to increase the level of deposits, primarily certificates of deposit, in the current year to fund the growth in the loan portfolio.
Total shareholders’ equity decreased $1.5 million, or 13.5%, to $9.3 million at December 31, 2008 down from $10.8 million for the prior year end. This decrease was due to the current year net loss. Management monitors the capital levels of the Bank to provide for current and future business opportunities and to meet regulatory guidelines for “well capitalized” institutions.
Cash and Cash Equivalents
Cash and cash equivalents decreased $0.4 million, or 9.3%, to $4.7 million at December 31, 2008, down from $5.1 million at December 31, 2007. Federal funds sold decreased $0.4 million, or 10.6%, to $3.5 million at December 31, 2008.
Investments
Total securities available-for-sale increased 49.5%, or $1.3 million, to $3.9 million at December 31, 2008, compared to $2.6 million at December 31, 2007. The increase in investment securities is primarily attributable to a $3.0 million investment in certain U.S. Government agency securities in the third quarter of 2008. This investment was partially offset by sales and calls of U.S agency securities and repayments on mortgage backed securities. The Corporation had no held-to-maturity securities as of December 31, 2008 and 2007.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following table presents the maturity schedule of securities (based on estimated fair value) held and weighted average yield of those securities, as of December 31, 2008 (000’s omitted):

			After One but		After Five but				Mortgage-Backed
	Within One Year		Within Five Years		within Ten		After Ten Years		Securities		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury & Government agencies	$500	2.81%	$1,534	3.89%	$—		$—		$—		$2,034	3.63%

Corporate bonds	—		504	4.09%	—		—		—		504	4.09%

Mortgage-backed securities	—		—		—		—		1,342	5.77%	1,342	5.77%

Total	$500		$2,038		$—		$—		$1,342		$3,880

Maturity information does not incorporate any call provisions that the various securities may contain. Mortgage-backed securities do not have specific maturity dates, and thus have been incorporated into the above table as a separate maturity column. An analysis of the amortized cost and estimated fair market value of the investment portfolio is contained in Note 3 to the Corporation’s Consolidated Financial Statements.
Loans, Credit Quality and Allowance for Loan Losses
The following table summarizes the Corporation’s loan mix at December 31, 2008, 2007, and 2006 (000’s omitted):

	2008	2007	2006
Commercial, financial and agricultural	$8,242	$7,898	$3,186
Real estate-construction	3,000	2,348	453
Real estate-mortgage	44,592	26,684	8,900
Consumer	1,007	177	375

Total	$56,841	$37,107	$12,914

Loans receivable increased $19.7 million or 53.2%, to $56.8 million at December 31, 2008, up from $37.1 million at December 31, 2007. As noted in Note 4 to the consolidated financial statements, the largest single category increase within loans was commercial real estate which increased by $9.5 million. These loans are for the most part owner occupied properties. Equity lines of credit increased $1.7 million or 19.4% to $10.4 million at December 31, 2008. This increase is due in part to continued business development efforts as well as increased draws on existing lines. Real estate mortgages on multifamily properties increased approximately $5.8 million or 311.8% to $7.7 million at December 31, 2008. Consumer loans increased approximately $830,000 or 468.9% to $1.0 million at December 31, 2008. Management expects continued loan growth in 2009, primarily in the commercial and commercial real estate loan portfolios. The growth in the commercial lending area will be driven by continued business development efforts.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following table presents the remaining maturity of total loans outstanding for the categories shown at December 31, 2008, based on scheduled principal repayments (000’s omitted), as well as categorized as fixed or variable rate loans (000’s omitted):

		Due After 1
	Due Within 1	but Within 5	Due After 5
	Year	Years	Years	Total	Fixed	Variable
Commercial, financial and agricultural	$5,323	$1,030	$1,889	$8,242	$7,526	$716
Real estate — construction	2,707	293	—	3,000	1,100	1,900
Real estate — mortgage	12,620	18,709	13,263	44,592	36,996	7,596
Consumer	800	207	—	1,007	993	14

Total	$21,450	$20,239	$15,152	$56,841	$46,615	$10,226

The majority of loans originated by the Corporation are fixed rate loans that have a maturity which will occur within five years. Closed-end commercial loans, though they may mature within five years, typically have principal amortization periods that exceed five years. Principal balances on commercial lines of credit are typically due in full at maturity (usually one year).
The allowance for loan losses was $710,000, or 1.25%, of loans at December 31, 2008 compared to $560,000 or 1.50% of loans at December 31, 2007. This decrease is in accordance with the levels agreed to by the Federal Deposit Insurance Corporation and the State of Michigan Office of Financial and Insurance Regulation.
An analysis of the allowance for loan losses follows (000s omitted):

	2008	2007	2006
Balance at beginning of year	$560	$195	$—
Provision for loan losses	384	465	195
Loans charged off	(318)	(100)	—
Recoveries of loans previously charged off	84	—	—

Balance at end of year	$710	$560	$195

Net charge-off rate	0.48%	0.43%	N/A
There were no past due or nonperforming loans at December 31, 2008 or 2007. Nonperforming loans, which represents non-accruing loans and loans past due 90 days or more and still accruing interest, were zero at December 31, 2008 and 2007.
Loans are placed in nonaccrual status when, in the opinion of management, uncertainty exists as to the ultimate collection of principal and interest. At December 31, 2008 and 2007, there were no loans in nonaccrual status. Commercial loans are reported as being in nonaccrual status if: (a) they are maintained on a cash basis because of deterioration in the financial position of the borrower, (b) payment in full of interest or principal is not expected, or (c) principal or interest has been in default for a period of 90 days or more. If it can be documented that the loan obligation is both well secured and in the process of collection, the loan may stay on accrual status. However, if the loan is not brought current before 120 days past due, the loan is reported as nonaccrual. A nonaccrual asset may be restored to accrual status when none of its principal or

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
interest is due and unpaid, when it otherwise becomes well secured, or is in the process of collection.
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
The following tables detail the allocation among individual loan portfolios within the allowance for loan and lease losses at December 31, 2008 and 2007 (000’s omitted):

	2008			2007
		% of Total	% of Loans to		% of Total	% of Loans to
	Allowance	Allowance	Total Loans	Allowance	Allowance	Total Loans
Commercial	$103	14.51%	14.55%	$120	21.43%	21.39%
Real estate — construction	37	5.21%	5.27%	35	6.25%	6.32%
Real estate — mortgage	557	78.45%	78.41%	402	71.78%	71.81%
Consumer	13	1.83%	1.77%	3	0.54%	0.48%

	$710	100.00%	100.00%	$560	100.00%	100.00%

Criticized and Classified Loans
The following tables present criticized and classified loans of the Bank at December 31, 2008 and 2007 (000’s omitted):

		Loan Risk Ratings
	Special
	Mention	Substandard	Doubtful	Loss	Total
Loan Type
December 31, 2008
Commercial	$1,447	$381	$—	$—	$1,828
Real estate — construction	1,900	—	—	—	1,900
Real estate — mortgage	5,216	710	—	—	5,926
Consumer	—	—	—	—	—

Total	$8,563	$1,091	$—	$—	$9,654

December 31, 2007
Commercial	$277	$441	$—	$—	$718
Real estate — construction	—	—	—	—	—
Real estate — mortgage	2,888	121	—	—	3,009
Consumer	—	—	—	—	—

Total	$3,165	$562	$—	$—	$3,727

Loans risk-rated as special mention, are considered criticized loans, exhibiting some potential credit weakness that requires additional attention by management. While loans risk-rated as substandard or higher are considered classified loans exhibiting well-defined credit weakness. The Corporation’s credit administration function is designed to provide increased information on all types of loans to identify adverse credit risk characteristics in as timely a manner as possible. Total criticized and classified loans increased $6.0 million, or 159.0%, to $9.7 million at December 31, 2008 from $3.7 million at December 31, 2007. The largest increase was noted in loans risk-rated special mention, which increased $5.4 million, or 170.6%, to $8.6 million at December 31, 2008 from $3.2 million at December 31, 2007. Substandard loans increased $529,000, or 94.1%, to $1.1 million at December 31, 2008 from $562,000 at December 31, 2007. There were no loans that were risk rated doubtful or loss at either December 31, 2008 or 2007. Management continues to closely monitor each loan adversely criticized or classified and institute appropriate measures to eliminate the basis of criticism.

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
Off-Balance Sheet Items
The following is a summary of outstanding commitments by the Corporation to grant loans, unfunded commitments under lines of credit and letters of credit at December 31, 2008 and 2007 (000’s omitted):

	2008	2007
Commitments to extend credit	$2,400	$4,983
Unfunded commitments under lines of credit	11,655	14,672
Commercial and standby letters of credit	110	110

Total	$14,165	$19,765

Outstanding commitments to grant loans, lines of credit and letters of credit decreased $5.6 million, or 28.3% to $14.2 million at December 31, 2008 from $19.8 million at December 31, 2007. The decrease in commitments to extend credit is primarily due to funding of loan commitments outstanding at December 31, 2007 and some slowing in new loan commitments at December 31, 2008. The decrease in unfunded commitments under lines of credit is due primarily to draws on existing lines. Management does not expect that all commitments will result in funded loans.
Deposits
Total deposits increased $21.4 million, or 59.3%, to $57.7 million at December 31, 2008 from $36.3 million at December 31, 2007. Specifically, noninterest-bearing deposits decreased $190,000, or 3.5%, to $5.2 million at December 31, 2008 from $5.4 million at December 31, 2007. Interest-bearing deposits increased $21.7 million, or 70.2%, to $52.6 million at December 31, 2008 from $30.9 million at December 31, 2007. NOW accounts which, except for limited circumstances, are owned by individuals, decreased by $1.8 million to $7.9 million at December 31, 2008 from $9.7 million at December 31, 2007. The decrease is due in part to customers moving to higher yielding deposit products. Savings and money market accounts decreased by $1.0 million to $10.6 million at December 31, 2008 from $11.6 million at December 31, 2007. MMDA’s made up most of this total and approximately 61% of the balances were attributable to business accounts. Certificates of deposit increased by $24.6 million to $34.1 million at December 31, 2008 from $9.5 million at December 31, 2007. Of this amount $21.0 million was in certificates greater than $100,000. The increase is attributable to business development efforts, special rate promotions, and participation in an on-line marketing service which facilitates deposit acquisition in the wholesale CD market.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	As of December 31, 2008		As of December 31, 2007
(dollars in thousands)	Balance	Percentage	Balance	Percentage
Noninterest bearing demand	$5,195	9.00%	$5,385	14.85%
NOW accounts	7,882	13.65%	9,727	26.83%
Money market	9,480	16.42%	11,322	31.22%
Savings	1,091	1.89%	298	0.82%
Time deposits under $100,000	13,089	22.67%	2,008	5.54%
Time deposits over $100,000	21,011	36.37%	7,522	20.74%

Total deposits	$57,748	100.00%	$36,262	100.00%

SHAREHOLDERS’ EQUITY
Shareholders’ equity decreased by $1.5 million to $9.3 million at December 31, 2008 from $10.8 million at December 31, 2007 as a result of the net loss incurred during 2008. Additional paid in capital increased approximately $4,600 to $466,600 in accordance with FAS123R, as noted in Note 1 and Note 7 of the consolidated financial statements. The additional paid-in-capital represents an offset to the expense recognized per FAS123R for the costs associated with stock options issued to certain employees. Accumulated other comprehensive income includes net unrealized gains on the Corporation’s available-for sale investment securities as noted in Note 3.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
RESULTS OF OPERATIONS
Net Loss
The Corporation had a net loss of $1.5 million for the year of 2008 compared to a net loss of $2.7 million for the prior year end. The Corporation benefited from increased net interest income provided by continued loan growth. Further, non-interest expense decreased in the current year with the lower salaries and benefits costs after certain staffing reductions were made in the third quarter of 2007 and the first quarter of 2008, as well as lower levels of advertising and public relations expenditures in the current year.
Net Interest Income
2008. Net interest income for the twelve months ended December 31, 2008 increased $0.5 million, or 40.0%, to $1.9 million compared to $1.4 million for the same period in 2007. The increase in net interest income was primarily attributable to increases in the average balances within the loan portfolio that more than offset the decreases in yield caused by the reductions in the prime lending rate. Further, with the declines in interest rates, the average rate paid on deposits decreased in the current year to 3.08% down from 4.42% in 2007. Total interest income increased by $0.8 million, or 34.3%, to $3.3 million for the twelve months ended December 31, 2008 compared to $2.5 million during the same period in 2007. The increase in the loan portfolio in the current year more than offset the continued decreases in the prime lending rate resulting in a net increase in interest income. Interest expense increased by $0.3 million, or 27.3%, to $1.4 million for the twelve months ended December 31, 2008 compared to $1.1 million during the same period in 2007. Increases in the level of time deposits, which was offset by a decrease in rates paid on interest bearing deposits, caused the increase in interest expense.
2007. Net interest income for the twelve months ended December 31, 2007 was $1,373,000. During the year, the Corporation attracted deposits and increased its loans substantially as well as deployed funds into investment securities. As a result, interest earned on loans increased to $1.7 million for the 2007 and interest earned on federal funds sold increased to $628,000. Federal funds sold were maintained at higher levels in the early part of the year as the yield curve was inverted and there was no advantage to lock rates at lower levels. As the yield curve developed a positive slope in the third quarter of 2007, the Corporation’s Asset/Liability committee made the decision to begin extending the duration of assets to preserve yields in a decreasing rate environment. As a result, the Corporation invested in longer duration available-for-sale investments and began to strive to fix the interest rates on assets, again to preserve yields in a decreasing rate environment. Interest expense increased to $1.1 million in 2007 as the Corporation attracted deposits to the Bank.
2006. During the period of July 26 (inception) to December 31, 2006 interest income was primarily from federal funds sold as the Corporation maintained a significant amount of liquidity in its early growth period. Loans began to be booked during August 2006 and continued throughout the year which resulted in the interest income on loans as shown. Deposit interest expense of $86,000 during the period was primarily due to the growth in certificates of deposit during the period. Interest expense on borrowings of $71,000 was incurred on the Corporation’s line of credit used during inception and retired upon the completion of the Corporation’s stock offering.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following table presents the Corporation’s consolidated average balances of interest-earning assets, interest-bearing liabilities, and the amount of interest income or interest expense attributable to each category, the average yield or rate for each category, and the net interest margin for the years ended December 31, 2008, 2007 and 2006 (000’s omitted). The information shown for 2006 represents the period of July 26, 2006 (inception) through December 31, 2006. The 2006 data provided excludes the average balance and related interest expense on the note payable to the Bank’s organizers, which was repaid at the inception of operations on July 26, 2006. Average loans are presented net of unearned income and the allowance for loan and lease losses. Interest on loans includes loan fees.

	2008			2007			2006
			Average			Average			Average
	Average		Yield/	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Interest-earning assets:
Loans receivable	$49,244	$3,052	6.20%	$23,041	$1,688	7.32%	$4,551	$140	7.70%
Securities available for sale	2,944	139	4.70%	2,644	147	5.57%	—	—	0.00%
Federal funds sold	5,349	116	2.17%	12,140	628	5.17%	10,071	239	5.69%
Interest-bearing balances with
other financial institutions	464	2	0.49%	—	—	0.00%	—	—	0.00%

Total interest-earning assets	58,001	3,309	5.70%	37,825	2,463	6.51%	14,622	379	6.31%
Noninterest-earning assets:
Cash and due from banks	1,157			1,389			1,319
All other assets	2,010			2,534			1,912

Total assets	$61,168			$41,748			$17,853

Interest-bearing liabilities:
NOW accounts	$7,752	153	1.98%	$6,469	246	3.80%	$578	4	1.56%
Money markets	11,912	267	2.24%	10,185	440	4.32%	1,974	34	4.18%
Savings deposits	661	12	1.75%	221	3	1.49%	60	—	1.13%
Time deposits	24,681	955	3.87%	7,779	401	5.16%	2,225	48	5.16%

Total interest-bearing liabilities	45,006	1,387	3.08%	24,654	1,090	4.42%	4,837	86	4.28%
Non-interest bearing demand deposits	5,935			4,384			185
Other liabilities	271			183			—
Total liabilities	51,212			29,221			5,022
Shareholders’ equity	9,956			12,527			12,831

Total liabilities and shareholders’ equity	$61,168			$41,748			$17,853

Net interest income		$1,922			$1,373			$293

Net spread			2.62%			2.09%			2.03%
Net interest margin (1)			3.31%			3.63%			4.90%
Ratio of interest-earning assets to interest-bearing liabilities			128.87%			153.42%			302.29%

(1)	Net interest earnings divided by average interest-earning assets.
The Corporation’s net interest margin decreased 32 basis points, to 3.31% for the year ended December 31, 2008 compared to 3.63% for the same period in 2007. This decrease in net interest margin is primarily attributable to decreases in yield on loans receivable, with the decreases in the prime lending rate in late 2007 and continuing throughout 2008. The yield on loans receivable decreased to 6.20% for the year ended December 31, 2008 down from 7.32% for the prior year. The average rate paid on interest-bearing liabilities decreased 134 basis points to 3.08% for the year ended December 31, 2008 compared to 4.42% for the same period in 2007. The average rate paid on interest-bearing demand accounts as well as time deposits decreased in the current year consistent with decreases in deposit rates within the local market. Further, the higher rate promotional time deposits from 2007 matured in the current year and were renewed or replaced by lower rate certificates of deposit.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Corporation’s interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change (the sum of the prior columns). The changes attributable to the combined impact of volume and rate have been allocated on a proportional basis between changes in rate and volume (000’s omitted):

	2008-2007			2007-2006
	Net	Increase/(decrease) due to		Net	Increase/(decrease) due to
	Change	Volume	Rate	Change	Volume	Rate
Interest-earning assets:
Loans receivable	$1,364	$1,919	$(555)	$1,548	$1,424	$124
Securities available-for-sale	(8)	17	(25)	147	147	—
Federal funds sold	(512)	(351)	(161)	389	118	271
Interest-bearing balances with other financial institutions	2	2	—	—	—	—

Total interest-earning assets	846	1,587	(741)	2,084	1,689	395

Interest-bearing liabilities:
NOW Accounts	(93)	49	(141)	242	92	150
Money markets	(172)	74	(247)	406	343	63
Savings deposits	8	7	2	3	2	1
Time deposits	554	871	(317)	353	287	66

Total interest-bearing liabilities	(297)	1,001	(703)	1,004	724	280

Net change in net interest income	$549	$585	$(36)	$1,080	$965	$115

Provision for Loan Losses
The provision for loan losses was $384,000, $465,000 and $195,000 for the years ended December 31, 2008, 2007 and 2006, respectively. See also “Loans, Credit Quality and Allowance for Loan Losses” discussed previously.
Noninterest Income
2008. Total non-interest income decreased $15,000, or 11.0%, to $117,000 for the year ended December 31, 2008 compared to $132,000 for the same period in 2007. Loan fees and charges decreased to approximately $18,200 for the year ended December 31, 2008 compared to $63,100 for the same period in 2007. This decrease is primarily due to a decrease in mortgage loan activity, which in turn has decreased income earned on mortgage loans originated for third parties. Deposit fees and charges increased $20,700, or 42.9%, to $69,000 for the year ended December 31, 2008 compared to $48,300 for the same period in 2007. This increase is consistent with the continued growth in deposit balances in the current year. Other income increased to approximately $30,300 for the year ended December 31, 2008, up from $20,600 for the same period in 2007. This increase is due primarily to gains recognized for calls/sales on certain investment securities in 2008.
2007. Noninterest income for the twelve months ended December 31, 2007 was $132,000. The largest portion of this was approximately $60,000 in fees recognized for the referral of loans to other entities. Approximately 60% of this was due to referral fees on conventional residential mortgages. The Bank has a several correspondents to assist borrowers who do not meet the lending standards or products of the Bank, who in return pay a referral fee to the Bank.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
2006. Noninterest income for the period of July 26, 2006 through December 31, 2006 was $13,000 and was primarily from service charges, customer service fees and certain loan fees. There was no noninterest income earned in periods prior to July 26, 2006.
Noninterest Expense
2008. Non-interest expense for the year ended December 31, 2008 and 2007 was $3.2 million and $3.7 million, respectively. Salaries and benefits decreased approximately $400,000, or 22.1%, to $1.4 million for the year ended December 31, 2008, down from $1.8 million for the same period of 2007. In the first quarter of 2008, management of the Corporation continued to examine the business trends to date and reduced staffing in several areas accordingly. Severance costs totaling approximately $134,000 were included in the salaries and benefits costs in the first quarter of 2008. After consideration of the severance costs in the first quarter of 2008, the Corporation began to see the benefit of reduced compensation costs in the latter nine months of 2008. Occupancy expenses decreased to $820,500 for 2008, down from $858,000 in 2007. This decrease is due primarily to lower levels of depreciation discussed below. Data processing expenses were $185,000 for the year ended December 31, 2008 compared to $176,000 for the same period in 2007. The Corporation incurred expenses relating to initial ATM deployments in the first quarter of 2007, and no such costs were incurred in the current year. These increased costs related to 2007 were offset by increases in volume in the current year which is the basis for most of the data processing costs and therefore increased costs. Advertising expenses were $74,000 for 2008, down approximately $111,500 as compared to the same period in 2007. In 2007, the Corporation incurred higher levels of advertising and promotional costs aimed at increasing name recognition in the Corporation’s principal markets and growth in both loan and deposit portfolios. Professional fees were $278,100 for the year ended December 31, 2008 compared to $261,200 in 2007. Audit and legal costs have increased with increased loan activity and complexity of the Corporation. Other expenses increased to $361,300 in 2008 compared to $338,500 in 2007. This increase is due in large part to regulatory assessments, correspondent bank costs and expenses associated with the Michigan Business Tax incurred in the current year.
2007. Non-interest expense for the twelve months ended December 31, 2007 was $3.7 million. Of this amount, $1.8 million was related to salaries and benefits to employees. During 2007 the Bank made several operational changes and reduced employees in a number of areas, and as a result, the cost of salaries and benefits has been trending downward. The largest components of occupancy and equipment expenses for the twelve months ended December 31, 2007 was depreciation expense of $362,000 and building rent of $316,000. During the latter portion of 2007 the Bank exercised the first renewal option on its main office. As depreciation on this facility is the largest single component of depreciation, the extension of the lease has the effect of reducing building depreciation by approximately $5,000 per month in the future. FAS123R expense is the expense required to be recognized on the vested portion of the incentive stock options to employees pursuant to the stock incentive plan adopted in 2007. Data processing expenses of $176,000 for the period were largely for outsourced data processing. The Bank outsources its data processing, item processing and statement rendering functions, thereby foregoing the backroom expenses of operating and staffing a full time computer center. Advertising and public relations expenses of $186,000 include the expense to develop a new website image for the bank as well as various newspaper and radio advertising and advertising in various community publications in the area. Professional fees of $261,000 were related to audit fees and legal fees of the Corporation and of the Bank.
2006. Non-interest expense for the twelve months ended December 31, 2006 was $3.0 million. Of this amount, approximately $875,000 was incurred during the inception period between January 1, 2006 and July 25, 2006. Salaries and benefits increased by $1.1 million to $1.6 million as the Corporation began hiring the majority of its operating staff during the second quarter of 2006 in anticipation of the commencement of banking operations and to allow for training and computer systems setup. Occupancy and equipment expense increased by $292,000 to $474,000 for the twelve months ended December 31, 2006 as compared to $182,000 for the twelve months ended December 31, 2005. This increase was due to the leasing of the Bloomfield Branch office in 2006 and the leasing of a modular facility for the Bloomfield location in 2006.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
In addition, rents for the Corporation’s main office were at a reduced rate for the initial lease period in 2005. The rental of the modular facility ceased in February 2007. Stock based compensation of $420,000 was recognized per FAS123R in 2006. Please see Note 1 to the financial statements for additional information. Data processing expense of $58,000 for 2006 represents the first five months of processing while the Bank was in operation. There were no data processing expenses in 2005. Professional fees decreased to $76,000 for 2006. In 2005 legal, accounting and consulting expenses were incurred for the formation of the Bank. Expenses were reduced in 2006 to more normalized levels and were primarily for accounting and legal expenses. Printing expenses increased in 2006 as the Corporation commenced banking operations. Other expenses were $214,000 for 2006, of which the increases were again largely due to the commencement of banking operations.
Income Taxes
No income tax expense or benefit was recognized in 2008, 2007 or 2006 due to the tax loss carry-forward position of the Corporation. See Note 8 to the financial statements. An income tax benefit may be booked in future periods when the Corporation begins to turn a profit and management believes that profitability will be expected for the foreseeable future beyond that point.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
LIQUIDITY AND CAPITAL RESOURCES; ASSET/LIABILITY MANAGEMENT
The liquidity of a bank allows it to provide funds to meet loan requests, to accommodate possible outflows of deposits, and to take advantage of other investment opportunities. Funding of loan requests providing for liability outflows and managing interest rate margins require continuous analysis to attempt to match the maturities and re-pricing of specific categories of loans and investments with specific types of deposits and borrowings. Bank liquidity depends upon the mix of the banking institution’s potential sources and uses of funds. The major sources of liquidity for the Bank have been deposit growth, federal funds sold, and loans which mature within one year. Large deposit balances which might fluctuate in response to interest rate changes are closely monitored. These deposits consist mainly of certificates of deposit over $100,000. We anticipate that we will have sufficient funds available to meet our future commitments. As of December 31, 2008, off balance sheet loan commitments totaled $14.2 million. As a majority of the unused commitments represent commercial and equity lines of credit, the Bank expects, and experience has shown that only a small portion of the unused commitments will normally be drawn upon.
The largest uses and sources of cash and cash equivalents for the Corporation for the year ended December 31, 2008, as noted in the Consolidated Statement of Cash Flows, were centered primarily on the uses of cash in investing activities and the net cash provided by financing activities. The uses of cash in investing activities were largely due to the increase in loans of $20.1 million. The Bank also purchased investment securities totaling $4.0 million. Offsetting the uses of cash in investing activities, was the cash provided from financing activities which included net increases in deposits of $21.5 million. Total cash and cash equivalents at the end of December 31, 2008 was $4.7 million, which was a decrease of $0.4 million from $5.1 million from December 31, 2007.
The following table presents loan commitments by time period as of December 31, 2008 (000’s omitted):

		Amount of commitment expiration per period
		Less Than 1			More than 5
	Total	Year	1-3 Years	3-5 Years	Years
Commitments to grant loans	$2,400	$2,400	$—	$—	$—
Unfunded commitments under lines of credit	11,655	5,185	896	338	5,236
Commercial and standby letters of credit	110	110	—	—	—

Total	$14,165	$7,695	$896	$338	$5,236

Commitments to grant loans are governed by the Corporation’s credit underwriting standards, as established in the Corporation’s Loan Policy. As the above schedule illustrates, in general, it is the Corporation’s practice to grant loan commitments for a finite period of time, usually lasting one year or less. The most significant departure from this practice involves home equity lines of credit (“HELOC’s”). The Corporation’s equity line’s have a contractual draw period exceeding 5 years. The Corporation has the ability to suspend the draw privileges on a HELOC where a default situation or other impairment issue is identified.
Contractual Obligations
The following table presents contractual obligations as of December 31, 2008 (000’s omitted):

		Payments due by period
		Less Than 1			More than 5
	Total	Year	1-3 Years	3-5 Years	Years
Certificates of deposit	$34,100	$32,688	$1,412	$—	$—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	4,825	280	577	602	3,366
Purchase agreements	—	—	—	—	—

Total	$38,925	$32,968	$1,989	$602	$3,366

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Long-term obligations consist of time deposits (certificates of deposit) and operating lease obligations. The above schedule represents principal payments only and does not include interest (where applicable).
The Corporation has contractual payments due on time deposits totaling $32.7 million in 2009. The Corporation anticipates that a significant portion of maturing time deposits will be renewed and retained. Depending on the economic and competitive conditions at the time of maturity, the rates paid on renewed time deposits may differ from rates currently paid.
Capital Resources
Management closely monitors capital levels to provide for current and future business needs and to comply with regulatory requirements. Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The prompt corrective action regulations provide four classifications, well capitalized, adequately capitalized, undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The Bank was well-capitalized as of December 31, 2008 and 2007. At December 31, 2008, the Corporation qualifies for an exemption from regulatory capital requirements due to its asset size. The Bank’s regulatory capital levels are presented in Note 15 to the consolidated financial statements.
Total shareholders’ equity declined 13.5% to $9.3 million at December 31, 2008, compared with $10.8 million at December 31, 2007. The Corporation’s average equity to average asset ratio was 16.28% at December 31, 2008, compared to 30.01% at December 31, 2007. The decrease in equity in 2008 resulted from negative earnings. At December 31, 2008, the Corporation’s tier 1 and total risk-based capital ratios were 15.4% and 16.6%, respectively, compared with 25.5% and 26.8% in 2007. The decrease in the risk-based capital ratios was due to the decline in equity, while average assets continued to increase at the Bank. The Corporation’s tier 1 leverage ratio was 12.8% at December 31, 2008 compared with 20.3% at December 31, 2007. This increase in the leverage ratio was due to the decline in equity and the increase in average assets.
The Corporation does anticipate that it will require $4.0 to $6.0 million in additional equity during the next 36 months of operations in order to continue to grow while meeting regulatory capital requirements. Management is exploring the capital markets with the aid of consultants to determine how and when it may raise the equity.
INTEREST RATE SENSITIVITY MANAGEMENT
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
The Corporation currently utilizes static gap analysis and a dynamic net interest income simulation model to measure and monitor interest rate risk. The results of the model show that the Corporation has taken steps during 2008 to balance its risk in increasing and decreasing interest rate environments.
Interest sensitivity gap analysis measures the difference between the assets and liabilities re-pricing or maturing within specific time periods. An asset-sensitive position indicates that there are more rate-sensitive assets than rate-sensitive liabilities re-pricing or maturing within specific time periods, which would generally imply a favorable impact on net interest income in periods of rising interest rates and a negative impact in periods of falling rates. A liability-sensitive position would generally imply a negative impact on net interest income in periods of rising rates and a positive impact in periods of falling rates.
Gap analysis has limitations because it cannot measure precisely the effect of interest rate movements and competitive pressures on the re-pricing and maturity characteristics of interest-earning assets and interest-bearing liabilities. In addition, a portion of our adjustable-rate assets have limits on their minimum and maximum yield, whereas most of our interest-bearing liabilities are not subject to these limitations. As a result, certain assets and liabilities indicated as re-pricing within a stated period may in fact re-price at different times and at different volumes, and certain adjustable-rate assets may reach their yield limits and not re-price.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following table presents an analysis of our interest-sensitivity gap position at December 31, 2008. All interest-earning assets and interest-bearing liabilities are shown based on the earlier of their contractual maturity or re-pricing date adjusted by forecasted prepayment and decay rates, our historical experience, and the re-pricing and prepayment characteristics of portfolios acquired through acquisition. (dollars in thousands)

			After		After
			Three		One
			Months		Year But
	Within		but		Within		After
	Three		Within		Five		Five
	Months		One Year		Years		Years		Total
Interest earning assets
Federal funds sold	$3,462		$—		$—		$—		$3,462
Securities	500		—		2,038		1,342		3,880
Loans	15,658		5,792		20,239		15,152		56,841

Total	19,620		5,792		22,277		16,494		64,183

Interest bearing liabilities
NOW accounts	7,882		—		—		—		7,882
Money markets	9,480		—		—		—		9,480
Savings	1,091		—		—		—		1,091
Time deposits less than $100,000	6,297		5,911		881		—		13,089
Time deposits greater than $100,000	9,118		11,362		531		—		21,011

Total	33,868		17,273		1,412		—		$52,553

Rate sensitivity gap	$(14,248)		(11,481)		20,865		16,494

Cumulative rate sensitivity gap			$(25,729)		$(4,864)		$11,630

Rate sensitivity gap ratio	0.58	X	0.34	X	15.78	X	—	X

Cumulative rate sensitivity gap ratio			0.50	X	0.91	X	1.22	X
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Corporation faces market risk to the extent that both earnings and the fair value of its financial instruments are affected by changes in interest rates. The Corporation manages this risk with static GAP analysis and has begun simulation modeling. Throughout 2008, the results of these measurement techniques were within the Corporation’s policy guidelines. The Corporation does not believe that there has been a material change in the nature of the Corporation’s substantially influenced market risk exposures, including the categories of market risk to which the Corporation is exposed and the particular markets that present the primary risk of loss to the Corporation, or in how those exposures were managed in 2008 compared to 2007.
The Corporation’s market risk exposure is mainly comprised of its vulnerability to interest rate risk. Prevailing interest rates and interest rate relationships in the future will be primarily determined by market factors, which are outside of the Corporation’s control. All information provided in this section consists of forward-looking statements. Reference is made to the section captioned “Forward Looking Statements” in

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
this annual report for a discussion of the limitations on the Corporation’s responsibility for such statements. The following table provides information about the Corporation’s financial instruments that are sensitive to changes in interest rates as of December 31, 2008. The table shows expected cash flows from market sensitive instruments for each of the next five years and thereafter. The expected maturity date values for loans and securities were calculated without adjusting the instruments’ contractual maturity dates for expected prepayments. Maturity date values for interest bearing core deposits were not based on estimates of the period over which the deposits would be outstanding, but rather the opportunity for re-pricing. The Corporation believes that re-pricing dates, as opposed to expected maturity dates, may be more relevant in analyzing the value of such instruments and are reported as such in the following table.
The following table presents principal/notional contractual maturities at December 31, 2008 (000’s omitted):
Principal Amount Maturing In:

	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
RATE-SENSITIVE ASSETS
Gross loans	$14,173	$122	$3,695	$6,414	$10,495	$21,942	$56,841	$57,273
Average interest rate	5.1%	3.7%	6.3%	6.6%	6.1%	5.6%
Securities available for sale	$500	$504	$1,017	$517	$—	$1,342	$3,880	$3,880
Average interest rate	2.8%	4.1%	4.1%	3.5%	0.0%	5.8%
Other interest-earning assets	$3,865	$—	$—	$—	$—	$—	$3,865	$3,865
Average interest rate	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%

RATE-SENSITIVE LIABILITIES
Savings & interest bearing demand deposits	$18,453	$—	$—	$—	$—	$—	$18,453	$18,453
Average interest rate	1.6%	0.0%	0.0%	0.0%	0.0%	0.0%
Time deposits	$32,688	$1,402	$10	$—	$—	$—	$34,100	$34,249
Average interest rate	3.5%	3.6%	3.5%	0.0%	0.0%	0.0%

SEC FORM 10-K
Copies of the Corporation’s annual report on Form 10-K, as filed with the Securities and Exchange Commission are available to stockholders without charge, upon written request. Please mail your request to Robert E. Farr; Chief Executive Officer, Birmingham Bloomfield Bancshares, Inc., 33583 Woodward Avenue, P. O. Box 1298, Birmingham, MI 48012-1298.
STOCK INFORMATION
The common stock of Birmingham Bloomfield Bancshares, Inc. trades on The OTC Bulletin Board under the ticker symbol “BBBI.” At December 31, 2008, there were 1,800,000 shares of Birmingham Bloomfield Bancshares, Inc. common stock issued and outstanding and approximately 1,016 shareholders of record.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC. SHAREHOLDER INFORMATION
PRIMARY MARKET MAKERS

Howe Barnes Hoefer and Arnett 222 South Riverside Plaza, 7th Floor Chicago, IL 60606
Hill, Thompson Magid & Co., Inc. 15 Exchange Place, Suite 800 Jersey City, NJ 07302	Hudson Securities, Inc. 111 Town Square Place, Suite 1500A Jersey City, NJ 07310
Knight Capital Group 545 Washington Boulevard Jersey City, New Jersey 07310	Monroe Securities, Inc. 100 North Riverside Plaza, Suite 1620 Chicago, Illinois 60606
STOCK REGISTRAR AND TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
www.rtco.com
(800) 368-5948
INDEPENDENT AUDITOR
Plante & Moran, PLLC
2601 Cambridge Ct., Suite 500
Auburn Hills, MI 48326
www.plantemoran.com
LEGAL COUNSEL
Howard & Howard Attorneys PLLC
Comerica Building, Suite 800
151 South Rose Street
Kalamazoo, MI 49007-4818
www.h2law.com
INFORMATION
News media representatives and those seeking additional information about the Corporation should contact Robert E. Farr, President & Chief Executive Officer, at (248) 283-6430, or by writing him at 33583 Woodward, Birmingham, MI 48009.
ANNUAL MEETING
This year’s annual meeting of shareholders will be held at 7:00 p.m., on Monday, May 18, 2009, at the Birmingham Community House, 380 South Bates, Birmingham, MI 48009.