Form 10-K, Exhibit 13
period 2009-12-31
Birmingham Bloomfield Bancshares
filed 2010-03-31
CIK 1335792

EXHIBIT 13
April 2010
Dear Fellow Shareholders:
As you know, Bank of Birmingham is very much a community bank. The term “community bank” has been around a longtime; only recently has its value as a brand become apparent. As the name suggests, we are locally owned and locally operated. Decisions are made by individuals who live in and understand the market. There is a positive perception of a community bank versus a big bank. That is why I believe we are very well positioned to continue to be successful.
In 2009, we increased loans and deposits, improved our margins, eliminated overhead, and maintained credit quality. Despite the poor economy, we continued to grow at double digit rates. Our assets grew by $25.3 million (38%) from 2008 to 2009. Asset growth was funded by an increase in deposits from $57.7 million in 2008 to $81.5 million in 2009. We were also able to increase our net interest margin from 3.31% in 2008, to 3.51% in 2009. What is even more encouraging is we were able to increase our margin from 3.28% in January 2009 to 3.64% in December of 2009. We expect continued margin improvement in 2010.
Credit quality remains one of the keys to our success. We are very fortunate we have not had the problems in our loan portfolio that a majority of other banks have had. Our net charge offs of $16,000 for 2009 is something we are very proud of. I attribute this success to the quality and experience of our Relationship Managers and credit staff. Although I am encouraged by improvement in some sectors of the economy, I believe the recovery is still in a very fragile state. As a result, credit quality will continue to be a challenge for all banks in 2010.
Capital is a critical component for any business, including a bank. Those companies that are well capitalized have the staying power necessary to work through difficult times. Capital availability or the lack thereof, is the biggest challenge facing our industry. Traditional sources of capital have not yet reentered the market. We feel very fortunate that we are one of the few banks in Michigan approved by the Treasury to receive TARP funds. As a result, our year-end capital ratios put us in the “well capitalized” category as defined under regulatory guidelines.
Unfortunately, we reported a net loss of $1.9 million for 2009 compared to a net loss of $1.5 million for 2008. Our 2009 loss includes an extraordinary charge of $609,330 resulting from the closing of our Bloomfield branch and an increase in our loan loss reserve in December. The elimination of the branch will reduce our occupancy expense by $250,000 per year, bringing this expense more in line with our peers. And though our loan loss experience did not dictate an increase in our reserve, we thought it prudent to do so, given the continued softness both in the residential housing and commercial real estate markets.

I am encouraged by what I see ahead. The U.S. auto companies have lowered costs, improved quality, and are designing attractive vehicles customers want. Our regional politicians seem to be working hard to move Southeast Michigan forward. Companies and individuals have gone through the difficult process of deleveraging. I believe the worst is behind us.
My goal for 2010 is to continue to prudently grow the bank, generate consistent profitability, and remain committed to providing outstanding customer service. I appreciate your continued support in helping make that happen. Please feel free to call me (248)283-6430 or email me rob.farr@bkofb.com at anytime with your questions or comments.
Sincerely,
Robert E. Farr
President and CEO

Plante & Moran, PLLC Suite 500 2601 Cambridge Court Auburn Hills, MI 48326 Tel: 248.375.7100 Fax: 248.375.7101 plantemoran.com
Report of Independent Registered Public Accounting Firm
To the Board of Directors
Birmingham Bloomfield Bancshares Inc.
We have audited the accompanying consolidated balance sheet of Birmingham Bloomfield Bancshares, Inc. as of December 31, 2009 and 2008 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 2009 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Birmingham Bloomfield Bancshares, Inc. at December 31, 2009 and 2008 and the consolidated results of its operations, changes in stockholders’ equity and its cash flows for the years ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.
/s/ Plante & Moran, PLLC
Auburn Hills, Michigan
March 31, 2010

BIRMINGHAM BLOOMFIELD BANCSHARES, INC
CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
Assets

Cash and cash equivalents
Cash	$4,644,416	$1,201,318
Federal funds sold	3,113,785	3,462,179

Total cash and cash equivalents	7,758,201	4,663,497

Securities, available for sale (Note 3)	3,835,082	3,880,401

Loans (Note 4)
Total loans	79,655,896	56,840,675
Less: allowance for loan losses	(1,173,865)	(710,000)

Net loans	78,482,031	56,130,675

Premises & equipment (Note 6)	1,488,689	2,232,317
Interest receivable and other assets	1,072,770	391,646

Total assets	$92,636,773	$67,298,536

Liabilities and Shareholders’ Equity

Deposits (Note 5)
Non-interest bearing	$8,494,903	$5,194,795
Interest bearing	72,970,583	52,553,240

Total deposits	81,465,486	57,748,035

Interest payable and other liabilities	443,354	238,532

Total liabilities	81,908,840	57,986,567

Shareholders’ equity
Senior cumulative perpetual preferred stock series A $1,000 liquidation value per share, 5%
Authorized, issued and outstanding - 1,635 shares	1,635,000	-
Discount on senior preferred stock series A	(79,427)	—
Senior cumulative perpetual preferred stock series B $1,000 liquidation value per share, 9%
Authorized, issued and outstanding - 82 shares	82,000	—
Premium on preferred stock series B	8,634	—
Senior cumulative perpetual preferred stock series C $1,000 liquidation value per share, 5%
Authorized, issued and outstanding - 1,744 shares	1,744,000	—
Common stock, no par value
Authorized - 4,500,000 shares
Issued and outstanding - 1,800,000 shares	17,034,330	17,034,330
Additional paid in capital-share based payments	489,459	466,553
Accumulated deficit	(10,299,436)	(8,311,252)
Accumulated other comprehensive income	113,373	122,338

Total shareholders’ equity	10,727,933	9,311,969

Total liabilities and shareholders’ equity	$92,636,773	$67,298,536

See notes to consolidated financial statements

BIRMINGHAM BLOOMFIELD BANCSHARES, INC
CONSOLIDATED STATEMENT OF OPERATIONS

	For the Years Ended December 31,
	2009	2008
Interest Income
Loans, including fees	$3,876,233	$3,052,072
Taxable securities	151,777	138,339
Federal funds sold	4,103	116,000
Correspondent bank	26,853	2,258

Total interest income	4,058,966	3,308,669

Interest expense
Deposits	1,345,475	1,386,846

Total interest expense	1,345,475	1,386,846

Net interest income	2,713,491	1,921,823

Provision for loan losses	480,380	384,003

Net interest income after provision for loan losses	2,233,111	1,537,820

Non-interest income
Loan fees and charges	13,118	18,152
Deposit fees and charges	70,178	69,009
Other income	15,062	30,266

Total non-interest income	98,358	117,427

Non-interest expense
Salaries and benefits	1,601,016	1,422,774
Occupancy & equipment expense	808,973	820,491
Loss on Bloomfield Branch closure	609,330	—
Data processing expense	211,514	185,211
Advertising and public relations	61,740	74,431
Professional fees	340,397	278,087
Printing and office supplies	27,950	25,066
Other expense	583,471	361,289

Total non-interest expense	4,244,391	3,167,349

Income taxes	—	—

Net loss	$(1,912,922)	$(1,512,102)

Dividend on senior preferred stock	(64,055)	—
Accretion of discount on pref stock	(11,207)	—

Effective dividend on preferred stock	(75,262)	—
Net loss applicable to common shareholders	$(1,988,184)	$(1,512,102)

Basic loss per share	(1.10)	(0.84)
Diluted loss per share	(1.10)	(0.84)
See notes to consolidated financial statements

BIRMINGHAM BLOOMFIELD BANCSHARES, INC
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

					Accumulated
			Additional		Other
	Preferred	Common	Paid in	Accumulated	Comprehensive
	Stock	Stock	Capital	Deficit	Income	Total
Balance at December 31, 2007	—	17,034,330	462,000	$(6,799,150)	62,459	10,759,639

Share based payments expense	—	—	4,553	—	—	4,553
Comprehensive loss:
Net loss	—	—	—	(1,512,102)	—	(1,512,102)
Change in unrealized gain on securities — Net of reclassification adjustment of $19,270 (Note 3)	—	—	—	—	59,879	59,879
Total comprehensive loss						(1,447,670)

Balance at December 31, 2008	—	17,034,330	466,553	$(8,311,252)	122,338	$9,311,969
Issue senior preferred stock A	1,635,000	—	—	—	—	1,635,000
Discount senior preferred stock A	(92,000)	—	—	—	—	(92,000)
Accretion of senior pref stock A	12,573	—	—	(12,573)	—	0
Issue preferred stock B	82,000	—	—	—	—	82,000
Premium preferred stock B	10,000	—	—	—	—	10,000
Amortization of premium pref stock B	(1,366)	—	—	1,366	—	0
Issue senior preferred stock C	1,744,000	—	—		—	1,744,000
Preferred dividends	—	—	—	(64,055)	—	(64,055)
Share based payments expense	—	—	22,906	—	—	22,906
Comprehensive loss:
Net loss	—	—	—	(1,912,922)	—	(1,912,922)
Change in unrealized gain on securities — Net of reclassification adjustment of $3,028 (Note 3)	—	—	—	—	(8,965)	(8,965)

Total comprehensive loss						(1,921,887)
Balance at December 31, 2009	$3,390,207	$17,034,330	$489,459	$(10,299,436)	$113,373	$10,727,933

See notes to consolidated financial statements

BIRMINGHAM BLOOMFIELD BANCSHARES, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2009	2008
Cash flows from operating activities
Net loss	$(1,912,922)	$(1,512,102)
Share based payments expense	22,906	4,553
Provision for loan losses	480,380	384,003
Accretion of securities	(5,147)	(30,604)
Gain on calls of securities	(3,028)	(19,270)
Depreciation expense	786,190	312,660
Net decrease (increase) in other assets	(699,474)	66,511
Net increase in other liabilities	204,822	629

Net cash used in operating activities	(1,126,273)	(793,620)

Cash flows from investing activities
Origination of loans, net of principal repayments	(22,813,386)	(19,967,702)
Purchase of securities	(2,954,862)	(3,990,436)
Proceeds from sales, calls or maturities of securities	2,999,391	2,815,718
Purchases of premises and equipment	(42,562)	(25,276)

Net cash used in investing activities	(22,811,419)	(21,167,696)

Cash flows from financing activities
Increase in deposits	23,717,451	21,485,687
Proceeds from sale of senior preferred stock	3,379,000	—
Dividend on senior preferred stock	(64,055)	—

Net cash provided by financing activities	27,032,396	21,485,687

(Decrease) increase in cash and cash equivalents	3,094,704	(475,629)

Cash and cash equivalents at the beginning of the period	4,663,497	5,139,126

Cash and cash equivalents at the end of the period	$7,758,201	$4,663,497

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
Use of Estimates - The accounting and reporting policies of the Corporation and its subsidiary conform to accounting principles generally accepted in the United States of America. Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, investment securities and the valuation of deferred tax assets.
Nature of Operations - The Corporation provides a variety of financial services to individuals and small businesses through its main office in Birmingham, Michigan and branch office in Bloomfield Township, Michigan. The Bloomfield Township location was closed in January 2010 due to the lack of profitability. Its primary deposit products are savings, demand deposit accounts and term certificate accounts and its primary lending products are commercial loans, commercial real estate loans, home equity lines and consumer loans. The Bank serves businesses and consumers across Oakland and Macomb counties with the largest geographic segment of our customer base being in Oakland County.
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

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 – Summary of Significant Accounting Policies – continued
The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in the process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.
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
Allowance for Loan Losses - The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the ability to collect a loan balance is impaired. Subsequent recoveries, if any, are credited to the allowance.
The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the loans in light of historical loss experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.
The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, or special mention. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.
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

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 – Summary of Significant Accounting Policies – continued
Property and Equipment – The Corporation has approximately $1,489,000 of property and equipment on its balance sheet as of December 31, 2009. The majority of this represents leasehold improvements on the Corporation’s main office at 33583 Woodward, Birmingham, MI. Leasehold improvements and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the shorter of the estimated useful lives of the assets or the length of the building leases as applicable.
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
Earnings per Share - Basic earnings per share represents income available to shareholders divided by the weighted-average number of shares outstanding during the period. Diluted earnings per share includes stock options and organizer warrants.
Reclassification - Certain amounts appearing in the prior year’s financial statements have been reclassified to conform to the current year’s financial statements.
Note 2 – Fair Value Accounting
Valuation Hierarchy
FASB ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and are the primary method of valuation used by Birmingham Bloomfield Bancshares, Inc. The three levels are defined as follows.
•	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets which the Corporation can participate.

Birmingham Bloomfield Bancshares currently holds no securities in level one of the hierarchy.

•	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 2 assets and liabilities for Birmingham Bloomfield Bancshares, Inc. include available for sale investments in government sponsored agencies, asset backed securities, and investments in obligations of state and political subdivisions. Fair values of these items are determined via external pricing from vendors.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2 – Fair Value Accounting – continued
•	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement, and include inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

Level 3 assets and liabilities for Birmingham Bloomfield Bancshares, Inc. include FHLB stock.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
The following table presents the financial instruments carried at fair value as of December 31, 2009, on the Consolidated Balance Sheet and by FASB ASC 820 valuation hierarchy (as described above):
Assets measured at fair value on a recurring basis as of December 31, 2009 (000’s omitted):

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	Balance at
	Assets	Inputs	Inputs	December
	Level 1	Level 2	Level 3	31, 2009
Securities available for sale	$—	$3,673	$0	$3,673

Note 3 – Securities
The amortized cost and fair value of securities, with gross unrealized gains and losses, follows at December 31, 2009 and 2008 (000s omitted):

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
2009
U. S. Government agency securities	$2,342	$18	$—	$2,360
Municipal securities	200	4	—	204
Mortgage backed securities	1,018	91	—	1,109
Corporate bonds	—	—	—	—

Sub-Total Available for Sale	$3,560	$113	$—	$3,673
FHLB Stock	162	—	—	162

Total Securities	$3,722	$113	$—	$3,835

2008
U. S. Government agency securities	$2,004	$30	$—	$2,034
Municipal securities	—	—	—	—
Mortgage backed securities	1,250	92	—	1,342
Corporate bonds	504	—	—	504

Total Securities	$3,758	$122	$—	$3,880

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 3 – Securities - continued
As of December 31, 2009 and December 31, 2008, all securities are available for sale. The securities held in our portfolio experienced no rating changes during the year and remain at “AAA” for all except the municipal holding which is at “AA” based on ratings by Standard & Poor’s, none of which were determined to be impaired. At December 31, 2009 there were $1.45 million in securities pledged to secure public deposits from the State of Michigan. There were no securities pledged at December 31, 2008. Other securities not listed above include Federal Home Loan Bank stock which is restricted in that it can only be sold back to the Federal Home Loan Bank. The carrying value of the stock approximates its fair value.
The amortized cost and estimated fair value of all securities at December 31, 2009, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties. The contractual maturities of securities are as follows (000s omitted):

		Estimated
	Amortized	Fair
	Cost	Value
Due in one year or less	$—	$—
Due in one year through five years	2,542	2,564
Due in five years through ten years	162	162
Due after ten years	—	—

Subtotal	2,704	2,726

Mortgage backed securities	1,018	1,109

Total	$3,722	$3,835

For the year ended December 31, 2009, proceeds from sales of securities available for sale amounted to $2,755,000. Gross realized gains amounted to $3,028 and gross realized losses amounted to $0. For the year ended December 31, 2008, proceeds from sales of securities available for sale amounted to $2,635,000. Gross realized gains amounted to $19,270 and gross realized losses amounted to $0. The Corporation had no impaired securities or individual securities with gross unrealized losses at December 31, 2009 or 2008.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     Note 4 – Loans
A summary of the balances of loans as of December 31, 2009 and 2008 is as follows (000s omitted):

	2009	2008
Mortgage loans on real estate:
Residential 1 to 4 family	$1,353	$2,745
Multifamily	12,641	7,676
Commercial	35,861	23,064
Construction	518	3,000
Second mortgage	171	736
Equity lines of credit	11,445	10,381

Total mortgage loans on real estate	61,989	47,602
Commercial loans	17,160	8,232
Consumer installment loans	507	1,007

Total loans	79,656	56,841
Less:
Allowance for loan losses	1,174	710

Net loans	$78,482	$56,131

An analysis of the allowance for loan losses follows (000s omitted):

	2009	2008
Balance at beginning of year	$710	$560
Provision for loan losses	480	384
Loans charged off	(18)	(318)
Recoveries of loans previously charged off	2	84

Balance at end of year	$1,174	$710

At December 31, 2009, there were two loans classified as sub-standard for which the Bank set aside a specific reserve. The loans continue to pay and are not on non-accrual status.
Certain directors and executive officers of the Bank, including associates of such persons, were loan customers of the Company during 2009 and 2008. A summary of aggregate related-party loan activity for loans to any related party at December 31, 2009 and 2008 is as follows (000s omitted):

	2009	2008
Balance at January 1	$1,473	$1,038
Loans no longer related-party	—	(72)
New loans	1,165	950
Repayments	(711)	(443)

Balance at December 31	$1,927	$1,473

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 5 – Bank Premises and Equipment
A summary of the cost and accumulated depreciation of premises and equipment as of December 31 follows (000s omitted):

	2009	2008
Leasehold improvements	$2,131	$2,126
Furniture and equipment	462	454
Computer equipment & software	424	394

Total	3,017	2,974

Less: accumulated depreciation	1,528	742

Net premises and equipment	$1,489	$2,232

Depreciation expense for the years ended December 31, 2009 and 2008 amounted to $786,190 and $312,660 respectively.
During 2009 a review of branch profitability was performed. The Bloomfield Township branch location had not been profitable for the three years it was in operation. During the fourth quarter of 2009, a decision was made to close the branch and the process of notification and closure began. The Bloomfield Township branch closed at the end of business on January 18, 2010. The leasehold improvements, furniture and equipment and computer equipment impairment charges related to the closure amounted to $482,830. In addition, a charge to terminate the lease by agreement with the leaseholder for a one time payment of $110,000 and other miscellaneous closure costs of $16,500 were accrued, for a total cost of $609,330 for the Bloomfield branch location closure.
Note 6 – Deposits
The following is a summary of the distribution of deposits at December 31 (000s omitted):

	2009	2008
Non-interest bearing deposits	$8,495	$5,195
NOW accounts	7,894	7,882
Savings and money market accounts	19,600	10,571
Certificates of deposit <$100,000	13,240	13,089
Certificates of deposit >$100,000	32,236	21,011

Total	$81,465	$57,748

At December 31, 2009, the scheduled maturities of time deposits are as follows (000s omitted):

	<$100,000	>$100,000	Total
2010	$8,613	$12,840	$21,453
2011	3,543	16,997	20,540
2012	767	2,266	3,033
2013	—	133	133
2014	317	—	317

Total	$13,240	$32,236	$45,476

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 7 – Stock Option Plan
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
The Corporation’s 2006 Stock Incentive Plan (the “Plan”) was approved by shareholders on April 23, 2007. Under the Plan, the Corporation is authorized to grant options to key employees for up to 225,000 shares of common stock. The Corporation believes the Plan serves to better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Corporation’s stock at the date of grant. The option awards vest based upon a three year to five year schedule, with the first tranche vesting as of April 23, 2008, and have 10-year contractual terms.
During 2007, the Corporation issued 180,000 stock options. Based on the fair market value at the grant date using the Black-Scholes option pricing model, the compensation cost recognized by the Corporation for the portion of the equity awards earned during 2009 and 2008 was $22,906, $4,553 respectively. No income tax benefit was recognized in the income statement for share based compensation (see Note 8). There is no difference between basic and diluted loss per share due to the anti-dilutive effect of outstanding options at December 31, 2009. No additional options were granted during 2009 or 2008.
The Corporation estimates the value of its stock options using the calculated value on the grant date. The Corporation measures compensation cost of employee stock options based on the calculated value instead of fair value because it is not practical to estimate the volatility of its share price. The Corporation does not maintain an internal market for its shares and its             shares are rarely traded privately. While it was a de novo institution, the Corporation’s initial stock offering was completed in July 2006. The calculated value method requires that the volatility assumption used in an option-pricing model be based on the historical volatility of an appropriate industry sector index.
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

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 7 – Stock Option Plan - continued
The aggregate intrinsic value of the options represents the total pretax intrinsic value (i.e., the difference between the Corporation’s closing stock price on the last trading day of our fiscal year ended 2009 and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2009. As of December 31, 2009, all outstanding and exercisable options are out of the money (options have an exercise price that exceeds market value), and they are assumed to have no intrinsic value. The intrinsic value of the options changes based on the fair market value of the Corporation’s stock. As of December 31, 2009 and 2008, outstanding options were 82,500 and 90,000 respectively. Options available to be exercised at a price of $10 were 46,666 at the end of 2009 versus 23,333 at year end 2008. There were no options exercised for the three years ended December 31, 2009.
Note 8 – Income Taxes
The Corporation has net operating loss carry-forwards of approximately $7,055,000 generated from inception through December 31, 2009 that are available to reduce future taxable income through the year ending December 31, 2029. The deferred tax asset generated by that loss carry-forward has been offset with a valuation allowance since the Corporation does not have a history of earnings.
The components of the net deferred tax assets, included in other assets, are as follows:

	2009	2008
Deferred tax assets:
Allowance for loan losses	$285,014	$142,662
Organizational costs	542,828	590,375
Net operating loss carry-forward	2,398,855	2,049,105
Share based compensation	166,416	158,628
Other	77,716	48,626

Total deferred tax assets	3,470,829	2,989,396

Less valuation allowance	3,449,615	2,808,334

Deferred tax liabilities:
Fixed assets	—	134,261
Other	85,274	46,801

Total deferred tax liabilities	85,274	181,062

Net deferred tax assets	$—	$—

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 8 – Income Taxes - continued
Allocation of income taxes between current and deferred portions is as follows:

	2009	2008
Current expense	$—	$—
Deferred (benefit) expense	—	—

Total income tax expense	$—	$—

The reasons for the differences between the income tax expense at the federal statutory income tax rate and the recorded income tax expense are summarized as follows:

	2009	2008
Income tax benefit at federal statutory rate of 34 percent	$(650,393)	$(514,115)
Increases resulting from nondeductible expenses	9,112	6,992
Other	—	—
Change in valuation allowance	641,281	507,123

Income tax expense	$—	$—

Note 9 – Leases and Commitments
The Corporation has entered into a lease agreement for its main office. Payments began in February 2005 and the initial term of the lease expires in October 2015. In October 2007, the Corporation exercised its first renewal option on the property which expires in October 2025. The main office lease has one additional ten year renewal option. The Corporation also entered into a lease agreement for its branch office in Bloomfield Township which provided for lease payments to begin in March 2006 and expire February 2016. The Bloomfield Township branch office lease was terminated effective January 18, 2010 pursuant to an agreement with the leaseholder. The termination agreement called for a one time payment of $110,000 to the leaseholder to end the lease. Rent expense under these agreements was $221,000 for the main office and $59,000 for the branch office for the year ended December 31, 2009, and $217,000 for the main office and $57,000 for the branch office for the year ended December 31, 2008. In January 2010, a six month lease agreement was signed for office space to house a business development officer. Rent expense under the agreement added $5,400 to 2010 in the chart below.
The following is a schedule of future minimum rental payments under operating leases on a calendar year basis:

2010	$235,676
2011	229,840
2012	234,416
2013	239,098
2014	243,910
thereafter	2,975,548

Total	$4,153,088

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 10 – Restrictions on dividends, loans and advances
Banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation.
Prior approval of the Bank’s federal regulator is required if the total dividends declared by the Bank in a calendar year exceed the sum of the net profits of the Bank for the preceding three years, less any required transfers to surplus. In addition, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum standards. Because of the Bank’s startup losses, at December 31, 2009, the Bank’s retained earnings available for the payment of dividends, without approval from the regulators, was $0. Accordingly, all of the Corporation’s investment in the Bank was restricted at December 31, 2009.
Loans or advances made by the Bank to the Corporation are generally limited to 10 percent of the Bank’s capital stock and surplus. Accordingly, at December 31, 2009, Bank funds available for loans or advances to the Corporation amounted to $0.9 million.
Note 11 – Fair Value of Financial Instruments
The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. The fair value disclosure herein excludes all non-financial instruments. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.
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
Loans Receivable - For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.
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

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 11 – Fair Value of Financial Instruments - continued
Accrued Interest - The carrying value of accrued interest approximates fair value.
Other Financial Instruments - The fair value of other financial instruments, including loan commitments and unfunded letters of credit, based on discounted cash flow analyses, is not material.
The carrying values and estimated fair values of financial instruments are as follows (in thousands):

	2009		2008
		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial assets:
Cash and cash equivalents	$7,758	$7,758	$4,663	$4,663
Securities available for sale	3,835	3,835	3,880	3,880
Loans	78,482	78,952	56,131	56,563
Accrued interest receivable	335	335	293	293

Financial liabilities:
Deposits	81,465	81,807	57,748	57,897
Accrued interest payable	77	77	153	153
Note 12 – Retirement Plans
The Corporation sponsors a 401(k) plan for substantially all employees. There were no required matching contributions for 2008 or 2009.
Note 13 – Parent Only Financial Statements
The condensed financial information that follows presents the financial condition of Birmingham Bloomfield Bancshares, Inc. (the “Parent”) along with the results of operations and its cash flows. The Parent has recorded its investment in its subsidiaries at cost plus its share of the earnings (losses) of its subsidiaries since inception. The Parent recognizes dividends from its subsidiaries as revenue and earnings of its subsidiaries as other income. The Parent financial information should be read in conjunction with the Corporation’s consolidated financial statements.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 13 – Parent Only Financial Statements – continued
The condensed balance sheets as of December 31, 2009 and 2008 are as follows:

	December 31,
	2009	2008
Assets
Cash and cash equivalents	$2,l93,387	$555,817
Investment in subsidiary	8,581,286	8,757,652

Total assets	$10,774,673	$9,313,469

Liabilities and Shareholders’ Equity

Other liabilities	$46,740	$1,500
Shareholders’ equity	10,727,933	9,311,969

Total liabilities and shareholders’ equity	$10,774,673	$9,313,469

The condensed statements of operations for the years ended December 31, 2009, and 2008 are as follows:

	For the Years Ended December 31,
	2009	2008
Interest income	$—	$—
Interest expense	—	—

Net interest income	—	—

Non-interest expense
Salaries and benefits	59,567	(40,322)
Occupancy & equipment expense	—	—
Professional fees	142,075	101,100
Printing and office supplies	—	—
Other expense	54,879	36,555

Total non-interest expense	256,521	97,333

Income taxes	—	—

Net (loss) income before equity in loss of subsidiary	(256,521)	(97,333)
Equity in loss of subsidiary	(1,656,401)	(1,414,769)

Net loss	($1,912,922)	($1,512,102)

Dividend on preferred stock	(64,055)	—
Accretion of discount on preferred stock	(11,207)	—

Effective dividend on preferred stock	(75,262)	—

Net loss applicable to common shareholders	($1,988,184)	($1,512,102)

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 13 – Parent Only Financial Statements – continued
     The condensed statements of cash flows for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
Cash flows from operating activities
Net loss	$(1,912,922)	$(1,512,102)
Loss of subsidiary	1,656,401	1,414,769
Share based payments expense	22,906	4,553
Net increase (decrease) in other liabilities	45,240	(68,500)

Net cash (used in) provided by operating activities	(188,375)	(161,280)

Cash flows from investing activities
Investment in subsidiary	(1,489,000)	—

Net cash used in investing activities	(1,489,000)	—

Cash flows from financing activities
Proceeds from sale of senior preferred stock	3,379,000	—
Dividend on senior preferred stock	(64,055)	—

Net cash provided by financing activities	3,314,945	—

(Decrease) increase in cash and cash equivalents	1,637,570	(161,280)

Cash and cash equivalents at the beginning of the period	555,817	717,097

Cash and cash equivalents at the end of the period	$2,193,387	$555,817

Note 14 – Off Balance Sheet Risk
Credit-related Financial Instruments
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

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 14 – Off Balance Sheet Risk - continued
At December 31, 2009 and 2008, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount
	2009	2008
Commitments to grant loans	$9,570,000	$2,400,000
Unfunded commitments under lines of credit	$9,636,000	$11,655,000
Commercial and standby letters of credit	$603,000	$110,000
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
If the counterparty does not have the right and ability to redeem the collateral or the Corporation is permitted to sell or re-pledge the collateral on short notice, the Corporation records the collateral on its balance sheet at fair value with a corresponding obligation to return it.
Legal Contingencies - Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Corporation’s financial statements.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 15 – Minimum Regulatory Capital Requirements
Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The prompt corrective action regulations provide four classifications, well capitalized, adequately capitalized, undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The Bank was well-capitalized as of December 31, 2009 and 2008.
The Bank’s actual capital amounts and ratios as of December 31, 2009 and 2008 are presented in the following table (000s omitted):

			For Capital		To be
	Actual		Adequacy Purposes		Well-Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2009
Total risk-based capital (to risk weighted assets) Bank of Birmingham	$9,467	12.0%	$6,318	8.0%	$7,897	10.0%

Tier I capital (to risk weighted assets) Bank of Birmingham	$8,468	10.7%	$3,159	4.0%	$4,738	6.0%

Tier I capital (to average assets) Bank of Birmingham	$8,468	9.4%	$3,590	4.0%	$4,488	5.0%

As of December 31, 2008
Total risk-based capital (to risk weighted assets) Bank of Birmingham	$9,345	16.6%	$4,491	8.0%	$5,614	10.0%

Tier I capital (to risk weighted assets) Bank of Birmingham	$8,635	15.4%	$2,246	4.0%	$3,369	6.0%

Tier I capital (to average assets) Bank of Birmingham	$8,635	12.8%	$2,695	4.0%	$3,369	5.0%

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 16 – QUARTERLY RESULTS OF OPERATIONS (unaudited)
The following table summarizes the Corporation’s quarterly results for the years ended December 31, 2009 and 2008 (000s omitted):

	For the Three-Month Period ended
	March 31	June 30	September 30	December 31
2009
Interest income	$883	$938	$1,085	$1,153
Interest expense	340	328	337	340

Net interest income	543	610	748	813
Provision for loan losses	34	115	32	300

Net interest income after provision for loan losses	509	494	716	513

Noninterest income	26	25	27	21
Noninterest expense	848	991	867	1,538

Net loss before income taxes	(313)	(472)	(123)	(1,004)

Income taxes	—	—	—	—

Net loss	$(313)	$(472)	$(123)	$(1,004)

Dividend on preferred stock	—	(6)	(22)	(36)
Accretion of discount	—	(3)	(4)	(5)

Net loss applicable to common shareholders	$(313)	$(481)	$(149)	$(1,045)

Net loss per share
Basic	$(0.17)	$(0.26)	$(0.08)	$(0.58)
Diluted	$(0.17)	$(0.26)	$(0.08)	$(0.58)

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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
NOTE 17 – SHAREHOLDERS’ EQUITY
Participation in the TARP Capital Purchase Program
On April 24, 2009, the Corporation entered into a Securities Purchase Agreement with the U.S. Treasury under the Capital Purchase Program. Pursuant to the Securities Purchase Agreement, the Corporation issued and sold to the Treasury (i) 1,635 shares of the Corporation’s Series A Preferred Shares(liquidation preference $1,000 per share, and (ii) the Warrant to purchase 82 shares of the Corporation’s preferred stock (preferred stock B) which was immediately exercised (liquidation preference $1,000 per share). The total proceeds received of $1.635 million was allocated between the Series A and Series B stock on a relative fair value basis. The discount/premium will be amortized over a five year period.
On December 18, 2009 we issued 1,744 shares of Series C, no par value ($1,000 liquidation preference per share) fixed rate cumulative perpetual preferred stock (Preferred Stock) to the U.S. Treasury in exchange for $1.744 million under the Capital Purchase Program (CPP). The same rules and restrictions below apply to all preferred stock issued under the program. All of the Preferred Stock qualifies as Tier 1 capital.
As a result of the CPP transaction, the Corporation is required to take certain actions, for so long as the Treasury holds any securities acquired from the Corporation pursuant to the CPP, to ensure that its executive compensation and benefit plans with respect to Senior Executive Officers (as defined in the relevant agreements) comply with Section 111(b) of Emergency Economic Stabilization Act of 2008 (“EESA”), as implemented by any guidance or regulations issued under Section 111(b) of EESA, and not adopt any benefit plans with respect to, or which cover, the Corporation’s Senior Executive Officers that do not comply with EESA, as amended by the American Recovery and Reinvestment Act of 2009 (the “ARRA”), which was

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 17 – SHAREHOLDERS’ EQUITY - continued
passed by Congress and signed by the President on February 17, 2009. The applicable executive compensation standards generally remain in effect during the CPP Period and apply to the Corporation’s Senior Executive Officers (which for purposes of the ARRA and the CPP agreements, includes the Corporation’s Chief Executive Officer, its Chief Financial Officer, and the next three most highly-compensated executive officers, even though the Corporation’s senior executive officers consist of a smaller group of executives for purposes of the other compensation disclosures in this proxy statement).
The Preferred Stock A and C pays cumulative quarterly cash dividends at a rate of 5% per annum on the $1,000 liquidation preference for the first five years and at a rate of 9% per year thereafter. Preferred Stock B pays cumulative quarterly cash dividends at a rate of 9% per annum. In addition, all accrued and unpaid dividends on the Preferred Stock must be declared and the payment set aside for the benefit of the holders of Preferred Stock before any dividend may be declared on our common stock and before any shares of our common stock may be repurchased, subject to certain limited exceptions. Holders of shares of the Preferred Stock have no right to exchange or convert such shares into any other security of Birmingham Bloomfield Bancshares, Inc. and have no right to require the redemption or repurchase of the Preferred Stock. The Preferred Stock is non-voting, other than class voting rights on certain matters that could adversely affect the Preferred Stock. The Preferred Stock may be redeemed at any time with regulatory approval. The Treasury may also transfer the Preferred Stock to a third party at any time. The Corporation has the right to redeem the Preferred Shares at any time after consulting with its primary regulator, in which case the executive compensation standards would no longer apply to the Corporation.

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
OVERVIEW
The Corporation is a Michigan corporation that was incorporated in 2004 to serve as the holding company for a Michigan state bank, Bank of Birmingham (“Bank”). The Bank is a full service commercial bank headquartered in Birmingham, Michigan. The Bank serves businesses and consumers across Oakland and Macomb counties with a full range of lending, deposit and Internet banking services. Bank of Birmingham has continued to grow despite the economic downturn in the state of Michigan by lending with a strong focus on credit quality. General economic conditions have worsened, creating a difficult environment for banks in general and particularly in Michigan. Michigan has one of the highest foreclosure rates and unemployment rates in the country, a weakened manufacturing economy, high inventories of unsold residential housing, declining real estate values and increasing borrower defaults. The ripple effect of the struggling automotive manufacturing sector and its associated businesses has had a major impact on the area. According to the “Beige Book” published quarterly by the Federal Reserve, conditions in the Seventh reserve district over the last quarter of 2009 showed commercial real estate conditions deteriorated, but residential real estate activity began to pick up and that credit conditions improved marginally. While Oakland county is not immune to these issues, the demographics of the Birmingham Bloomfield area somewhat lessen the impact.
The Corporation received funds from the sale of its preferred stock under the U.S. Treasury’s Capital Purchase Program. Proceeds received during 2009 from this sale were $3.379 million which will be used to increase the strong capital position of the Bank.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
OVERVIEW – continued
During 2009, the Bank conducted a thorough review of its profitability and related cost structure. Changes were made to reduce the cost of funding and enhance the net interest margin while improving the overall structure of our balance sheet; a decision was made to close the unprofitable Bloomfield Hills branch location, and anticipated enhancements to our product offerings should all have a positive impact on ongoing profitability. Two key items had a negative impact on 2009 earnings for the Bank and Corporation of approximately $729,000. The items were: our decision to close the unprofitable Bloomfield Township location and increased deposit insurance premiums due to the overall state of the Federal Deposit Insurance fund.
After three years of unprofitable operation, a decision was made to close the Bloomfield Township branch and take a one time charge to current earnings to aid in the improvement of future earnings. During October 2009, an agreement was formalized with the leaseholder of the Bloomfield Township location to terminate the outstanding lease. One time costs related to the branch closure negatively impacted earnings in the amount of $609,330, with an expected future annual decrease in related expenses of approximately $250,000 per year.
On February 27, 2009, the FDIC adopted a final rule modifying the risk-based assessment system and setting initial base assessment rates beginning April 1, 2009, at 12 to 45 basis points, extended the period of the Restoration Plan to seven years, and adopted an interim rule with request for comments imposing an emergency 20 basis point special assessment on June 30, 2009, which was collected on September 30, 2009, and allowing the FDIC to impose possible additional special assessments of up to 10 basis points thereafter to maintain public confidence in the Deposit Insurance Fund. The effect of these changes on the Bank of Birmingham was an increased regulatory assessments of approximately $120,000 over 2008 deposit insurance costs.
The growth and earnings performance of the Bank and the Holding Company may be affected by a myriad of Federal and state laws and various governmental regulatory authorities including, but not limited to, the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the Federal Deposit Insurance Corporation (the “FDIC”), the Michigan Office of Financial and Insurance Regulation (the “OFIR”), the Internal Revenue Service and state taxing authorities as well as by management decisions and general economic conditions. These laws and agencies regulate the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The effect of such statutes, regulations and policies can be significant, as evidenced this past year with substantial changes to the financial institution reserve requirements imposed by the FDIC, and cannot be predicted with a high degree of certainty.
CRITICAL ACCOUNTING POLICIES
Allowance for loan losses
The Corporation performs a detailed quarterly review of the allowance for credit losses. The Corporation evaluates those loans classified as substandard, under its internal risk rating system, on an individual basis for impairment. The level and allocation of the allowance is determined primarily on management’s evaluation of collateral value, less the cost of disposal, for loans reviewed in this category. The remainder of the total loan portfolio is segmented into homogeneous loan pools with similar risk characteristics for evaluation. The Corporation uses factors such as, historical portfolio losses, national and local economic trends and levels of delinquency to determine the appropriate level and allocation of the allowance for loans in this grouping. In addition, due to the Corporation’s short operating history, it looks to historical results for similar banks of similar size and those

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
CRITICAL ACCOUNTING POLICIES - continued
in similar geographic areas as a comparison. The Corporation’s policy dictates that specifically identified credit losses be recognized immediately by a charge to the allowance for credit losses. See also Note 1 to the financial statements.
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
Income Tax Valuation Allowance
The Corporation determines its tax liability under the Internal Revenue Code and its tax expense under Generally Accepted Accounting Principles. The result is a future net deductible amount or deferred tax asset. The Corporation which opened its subsidiary Bank in July 2006 has had a net operating loss in each year of operation which can be carried forward for a period not to exceed twenty years.
OPERATIONS
The Corporation’s (and the Bank’s) main office is located at 33583 Woodward Avenue, Birmingham, MI 48009. The building is a free-standing one story office building of approximately 8,300 square feet. The Bank also operated a branch office at 4145 West Maple Road in Bloomfield Township, MI, which was unprofitable and subsequently closed on January 18, 2010. The main office lease commenced in October 2005 and the bank exercised its first renewal option resulting in the lease being extended until October 2025. The main office lease has an additional ten year renewal option. The office lease related to the closed Bloomfield Township branch commenced in March 2006 and was terminated effective January 18, 2010 by an agreement with the leaseholder executed in October of 2009. During January 2010, a six month short term lease was executed for office space to house one of our business development officers. During 2009, the Corporation completed the sale of fixed rate cumulative preferred stock under the United States Treasury Capital Purchase Program. These funds provided additional capital to allow for continued growth over the next few years. Refer to the Capital Resources section for detailed information on the preferred stock.
The Bank will continue to focus on the lending, deposit and general banking needs in the community it serves. The Bank will investigate additional product and service offerings and will consider offering those that will be of benefit to our customers and the Bank.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Selected Financial Information
The following sets forth the selected consolidated financial data for the years ended December 31, 2005 -2009. Information shown for 2005 is not comparable as the Corporation did not commence banking operations until July 26, 2006.
Selected Financial Condition Data (dollars in thousands)

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
Total assets	$92,637	$67,299	$47,260	$23,704	$640
Gross loans	79,656	56,841	37,107	12,914	—
Allowance for Loan Losses	1,174	710	560	195	—
Total deposits	81,465	57,748	36,262	10,229	—
Borrowings	—	—	—	—	1,709
Total stockholders equity (deficit)	10,728	9,312	10,760	13,338	(1,151)

Summary of operations

Interest income	4,058	3,309	2,463	385	—
Interest expense	1,345	1,387	1,090	158	14

Net interest income	2,713	1,922	1,373	227	14
Provision for loan losses	480	384	465	195	—

Noninterest income	98	117	132	7	—
Noninterest expense	4,244	3,167	3,723	3,002	981

Loss before taxes	(1,913)	(1,512)	(2,683)	(2,963)	(995)

Provision for income tax	—	—	—	—	—

Net loss	$(1,913)	$(1,512)	$(2,683)	$(2,963)	$(995)

Dividend on senior preferred stock	(64)	—	—	—	—
Accretion of discount on pref stock	(11)	—	—	—	—

Effective dividend on preferred stock A	(75)	—	—	—	—

Net loss applicable to common shareholders	$(1,988)	$(1,512)	$(2,683)	$(2,963)	$(995)

Per share Data:
Basic earnings	$(1.10)	$(0.84)	$(1.49)	$(4.19)	$(9,954.59)
Diluted earnings	$(1.10)	$(0.84)	$(1.49)	$(4.19)	$(9,954.59)
Dividend declared	—	—	—	—	—

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Selected Financial Ratios:

	For the Year Ended
	December 31,
	2009	2008	2007	2006	2005
Total nonperforming assets as a percentage of total assets	—	—	—	—	—
Total nonperforming loans as a percentage of total loans	—	—	—	—	—
Total allowance for loan losses as a percentage of total loans	1.47%	1.25%	1.50%	1.50%	—
Return on average assets	-1.30%	-2.47%	-6.43%	-37.62%	-199.09%
Return on average equity	-10.56%	-15.19%	-21.42%	-44.89%	—
Net interest margin	3.51%	3.31%	3.63%	4.90%	—
Average equity to average assets	12.32%	16.28%	30.01%	-83.82%	—
FINANCIAL CONDITION
Despite difficult business conditions for us and the surrounding area throughout 2009, the Corporation and Bank of Birmingham continued to lend increasing total assets 38.0%, or $25.3 million, to $92.6 million at December 31, 2009 from $67.3 million at December 31, 2008. The increase was achieved with continued strong focus on credit quality, and no increase in non-performing loans which remain at $0 again at December 31, 2009. The level of loan loss reserves was increased to 1.47% during 2009, up from 1.25% a year ago. While this decision reduced earnings by over $175,000, Management felt it was prudent given the current economy in which we operate. Total liabilities increased by $23.9 million, or 41.3% to $81.9 million at December 31, 2009 from $58.0 million at December 31, 2008. The bank employed a new strategy to lower its cost of funds and improve the structure of the balance sheet by adjusting the composition of its funding sources. The increased level of deposits, primarily certificates of deposits and non-interest bearing deposits were used to fund the growth in the loan portfolio. Total shareholders’ equity increased $1.4 million, or 15.2%, to $10.7 million at December 31, 2009 up from $9.3 million for the prior year end. This change was due to the current year net loss which was offset by an injection of capital via the U.S. Treasury’s Capital Purchase Program. While the average equity to average assets ratio of 12.32% is down from the previous year, it is still a solid position of “well capitalized” under the guidelines established by the federal bank regulators. Management monitors the capital levels of the Bank to provide for current and future business opportunities and to meet regulatory guidelines for “well capitalized” institutions.
Changes made by management during the year to improve the structure of the balance sheet and reduce interest expenses contributed to the increase in the net interest margin. Charges against revenues this year were impacted by several key items: 1) the decision to increase the levels of loan loss reserves; 2) the special assessment charged to all institutions by the Federal Deposit Insurance Corporation; and 3) the decision to take a one time charge to current earnings to enhance of future earnings by closing the unprofitable branch location.
Cash and Cash Equivalents
Cash and cash equivalents increased $3.1 million, or 66.0%, to $7.8 million at December 31, 2009, up from $4.7 million at December 31, 2008. The Federal funds sold portion of this segment decreased $0.3 million, or 10.0%, to $3.1 million at December 31, 2009. Changes were made to improve the flexibility of funding sources while increasing related income on cash equivalents.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Investments
Total securities available-for-sale decreased 1.0%, or $.1 million, to $3.8 million at December 31, 2009, compared to $3.9 million at December 31, 2008. The change in investment securities is primarily attributable to runoff on the mortgage backed securities during the course of the year. The Corporation had no held-to-maturity securities as of December 31, 2009 and 2008.
The following table presents the maturity schedule of all securities (based on estimated fair value) held and weighted average yield of those securities, as of December 31, 2009 (000s omitted):

			After One but		After Five but				Mortgage-Backed
	Within One Year		Within Five Years		within Ten		After Ten Years		Securities		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
U.S. Treasury & Government agencies	$—		$2,360	2.99%	$—		$—		$—		$2,360	2.99%

FHLB stock					$162	0.0%					162	0.00%
Municipal	—		204	3.25%	—		—		—		204	3.25%

Mortgage-backed securities	—		—		—		—		1,109	6.46%	1,109	6.46%

Total	$—		$2,564		$162		$—		$1,109		$3,835

Maturity information does not incorporate any call provisions that the various securities may contain. Mortgage-backed securities do not have specific maturity dates, and thus have been incorporated into the above table as a separate maturity column. The Federal Home Loan Bank stock is restricted for sale back to the Federal Home Loan Bank. Its carrying value is equal to its estimated fair value above. An analysis of the amortized cost and estimated fair market value of the investment portfolio is contained in Note 3 to the Corporation’s Consolidated Financial Statements.
Loans, Credit Quality and Allowance for Loan Losses
The following table summarizes the Corporation’s loan mix at December 31, 2009 and 2008 (000’s omitted):

	2009	2008
Commercial, financial and agricultural	$17,186	$8,242
Real estate-construction	518	3,000
Real estate-mortgage	61,440	44,592
Consumer	512	1,007

Total	$79,656	$56,841

Loans receivable increased $22.8 million or 40.1%, to $79.6 million at December 31, 2009, up from $56.8 million at December 31, 2008. As noted in Note 4 to the consolidated financial statements, the largest single category increase within loans was commercial real estate which increased by $12.8 million. These loans are for the most part owner occupied properties. Equity lines of credit increased $1.0 million or 10.2% to $11.4 million at December 31, 2009. This increase is due mainly to increased draws on existing lines. Real estate mortgages on multifamily properties increased approximately $4.9 million or 64.7% to $12.6 million at December 31, 2009. Consumer loans decreased approximately $495,000 or 49.2% to $512,000 at December 31, 2009. Management expects continued loan growth in 2010, primarily in the commercial and commercial real estate loan portfolios. The growth in the commercial lending area will be driven by continued business development efforts.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Loans, Credit Quality and Allowance for Loan Losses - continued
The following table presents the remaining maturity of total loans outstanding for the categories shown at December 31, 2009, based on scheduled principal repayments, as well as categorized as fixed or variable rate loans (000s omitted):

		Due After 1
	Due Within 1	but Within 5	Due After 5
	Year	Years	Years	Total	Fixed	Variable
Commercial, financial and agricultural	$4,485	$11,820	$881	$17,186	$17,108	$78
Real estate — construction	—	518	—	518	518	—
Real estate — mortgage	10,731	37,471	13,238	61,440	54,085	7,355
Consumer	104	408	—	512	499	13

Total	$15,320	$50,217	$14,119	$79,656	$72,210	$7,446

The majority of loans originated by the Bank are fixed rate loans that have a maturity which will occur within five years. Closed-end commercial loans, though they may mature within five years, typically have principal amortization periods that exceed five years. Principal balances on commercial lines of credit are typically due in full at maturity (usually one year).
The allowance for loan losses was $1.174 million, or 1.47%, of loans at December 31, 2009 compared to $710,000 or 1.25% of loans at December 31, 2008. This increase reflects management’s evaluation of the local economy and its potential impact upon its customers’ general ability to repay debt in this environment.
An analysis of the allowance for loan losses follows (000s omitted):

	2009	2008	2007
Balance at beginning of year	$710	$560	$195
Provision for loan losses	480	384	465
Loans charged off	(18)	(318)	(100)
Recoveries of loans previously charged off	2	84	—

Balance at end of year	$1,174	$710	$560

Net charge-off rate	0.00%	0.48%	0.43%
There were three loans totaling approximately $485,000 that were more than 30 days past due as of December 31, 2009. These loans have subsequently been brought to a current status. There were no past due loans as of December 31, 2008. Nonperforming loans, which represents non-accruing loans and loans past due 90 days or more and still accruing interest, were $199,999 at December 31, 2009 and $0 in 2008. Loans are placed in non-accrual status when, in the opinion of management, uncertainty exists as to the ultimate collection of principal and interest. Commercial loans are reported as being in non-accrual status if: (a) they are maintained on a cash basis because of deterioration in the financial position of the borrower, (b) payment in full of interest or principal is not expected, or (c) principal or interest has been in default for a period of 90 days or more. If it can be documented that the loan obligation is both well secured and in the process of collection, the loan may remain on accrual status. However, if the loan is not brought current before becoming 120 days past due, the loan is reported as non-accrual. A non-accrual asset may be restored to accrual status when none of its principal or interest is due and unpaid, when it otherwise becomes well secured, or is in the process of collection.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Loans, Credit Quality and Allowance for Loan Losses - continued
Management evaluates the condition of the loan portfolio on at least a quarterly basis to determine the adequacy of the allowance for credit losses. Management’s evaluation of the allowance is further based on consideration of actual loss experience, the present and prospective financial condition of borrowers, adequacy of collateral, industry concentrations within the portfolio, and general economic conditions. Management believes that the present allowance is adequate, based on the broad range of considerations listed above.
The following tables detail the allocation among individual loan portfolios within the allowance for loan and lease losses at December 31, 2009 and 2008 (000s omitted):

		2009			2008
		% of Total	% of Loans to		% of Total	% of Loans to
	Allowance	Allowance	Total Loans	Allowance	Allowance	Total Loans
Commercial	$196	16.69%	21.58%	$103	14.51%	14.55%
Real estate — construction	6	0.53%	0.65%	37	5.21%	5.27%
Real estate — mortgage	724	61.66%	77.13%	437	61.55%	78.41%
Consumer	248	21.12%	0.64%	133	18.73%	1.77%

	$1,174	100.00%	100.00%	$710	100.00%	100.00%

Criticized and Classified Loans
The following tables present criticized and classified loans of the Bank at December 31, 2009 and 2008 (000s omitted):

		Loan Risk Ratings
	Special
	Mention	Substandard	Doubtful	Loss	Total
Loan Type
December 31, 2009
Commercial	$1,640	$1,571	$—	$—	$3,211
Real estate — construction	518	—	—	—	518
Real estate — mortgage	3,027	962	—	—	3,989
Consumer	345	917	—	—	1,262

Total	$5,530	$3,450	$—	$—	$8,980

December 31, 2008
Commercial	$1,447	$381	$—	$—	$1,828
Real estate — construction	1,900	—	—	—	1,900
Real estate — mortgage	5,216	121	—	—	5,926
Consumer	—	589	—	—	—

Total	$8,563	$1,091	$—	$—	$9,654

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Criticized and Classified Loans - continued
Loans risk-rated as special mention, are considered criticized loans, exhibiting some potential credit weakness that requires additional attention by management. Loans risk-rated as substandard or higher are considered classified loans exhibiting well-defined credit weakness. The Bank’s credit administration function is designed to provide increased information on all types of loans to identify adverse credit risk characteristics in as timely a manner as possible. Total criticized and classified loans decreased $0.8 million, or 9.0%, to $8.8 million at December 31, 2009 from $9.6 million at December 31, 2008. The change was the result of a $3.0 million decrease in special mention loans offset by a $2.2 million increase in substandard accounts. The loans categorized as substandard by management are not in non-accrual status and are currently paying as agreed. There were no loans that were risk rated doubtful or loss at either December 31, 2009 or 2008. Management closely monitors each loan adversely criticized or classified and institutes appropriate measures to eliminate the basis of criticism.
The primary risk elements considered by management regarding each consumer and residential real estate loan are lack of timely payment and loss of real estate values. Management has a reporting system that monitors past due loans and has adopted policies to pursue its creditor’s rights in order to preserve the Bank’s position. The primary risk elements concerning commercial and industrial loans and commercial real estate loans are the financial condition of the borrower, the sufficiency of collateral, and lack of timely payment. Management has a policy of requesting and reviewing periodic financial reporting from its commercial loan customers and verifies existence of collateral and its value.
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
Off-Balance Sheet Items
The following is a summary of outstanding commitments by the Bank to grant loans, unfunded commitments under lines of credit and letters of credit at December 31, 2009 and 2008 (000s omitted):

	2009	2008
Commitments to extend credit	$9,570	$2,400
Unfunded commitments under lines of credit	9,636	11,655
Commercial and standby letters of credit	603	110

Total	$19,809	$14,165

Outstanding commitments to grant loans, lines of credit and letters of credit increased $5.6 million, or 39.8% to $19.8 million at December 31, 2009 from $14.2 million at December 31, 2008. The increase in commitments to extend credit is primarily due to funding of new loan commitments made during 2009. The decrease in unfunded commitments under lines of credit is due primarily to a reduction in the number of home equity lines of credit and a slight increase in the usage on commercial lines. Management does not expect that all commitments will result in funded loans.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Deposits
Total deposits increased $23.7 million, or 41.1%, to $81.4 million at December 31, 2009 from $57.7 million at December 31, 2008. Specifically, non-interest bearing deposits increased $3.3 million, or 63.5%, to $8.5 million at December 31, 2009 from $5.2 million at December 31, 2008. Interest bearing deposits increased $20.4 million, or 38.9%, to $73.0 million at December 31, 2009 from $52.6 million at December 31, 2008. NOW accounts which, except for limited circumstances, are owned by individuals, remained unchanged year over year. Savings increased $10.7 million or 980.2% at the end of 2009 versus 2008 and was the largest growing segment of the deposit base. The dramatic increase is due mainly to customers’ uncertainty in the markets and their reluctance to lock in to longer term certificates of deposits given the low rate environment. Certificates of deposit (CD’s) increased by $11.4 million to $45.5 million at December 31, 2009 from $34.1 million at December 31, 2008. The increase is attributable to business development efforts, special rate promotions, and participation in an on-line marketing service which facilitates deposit acquisition in the wholesale CD market. Management consciously extended the duration of the deposit portfolio during the year to take advantage of lower rates and to improve the structure of the overall balance sheet.

	As of December 31, 2009		As of December 31, 2008
(dollars in thousands)	Balance	Percentage	Balance	Percentage
Noninterest bearing demand	$8,495	10.43%	$5,195	6.38%
NOW accounts	7,894	9.69	7,882	9.68
Money market	7,815	9.59	9,480	11.64
Savings	11,785	14.47	1,091	1.34
Time deposits under $100,000	13,240	16.25	13,089	16.07
Time deposits over $100,000	32,236	39.57	21,011	36.37

Total deposits	$81,465	100.00%	$57,748	100.00%

SHAREHOLDERS’ EQUITY
Total shareholders’ equity increased $1.4 million, or 15.2%, to $10.7 million at December 31, 2009 up from $9.3 million for the prior current year net loss which was year end. This change reflects the injection of capital via the U.S. Treasury’s Capital Purchase Program offset by the current year net loss. See “Liquidity and Capital Resources; Asset / Liability Management” below for additional information on our shareholder’s equity. Additional paid in capital increased approximately $22,900 to $489,500 reflective of additional share based compensation, as noted in Note 1 and Note 7 of the consolidated financial statements. The additional paid-in-capital represents an offset to the expense recognized for the costs associated with stock options issued to certain employees. Accumulated other comprehensive income includes net unrealized gains on the Bank’s available-for sale investment securities as noted in Note 3.
RESULTS OF OPERATIONS
Net Loss
The Corporation had a net loss of $1.9 million for the year of 2009 compared to a net loss of $1.5 million for the prior year end. The year end financial results were negatively impacted by regulatory changes, a move to increase the loan loss reserve and a one time charge to earnings to close the unprofitable branch location. The Corporation benefited from increased net interest income provided by continued loan growth, a reduction in the cost of funds and other non-interest expenses as management continued efforts to reduce overall expenses.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Net Interest Income
2009. Net interest income for the period ended December 31, 2009 increased 41.2% or $0.8 million compared with the same period in 2008. Average loan yields and interest bearing due from banks yields dropped by 24 basis points and 203 basis points respectively as the effect on rate changes that took effect in late 2008 impacted the full year of 2009. The net interest margin increased 20 basis points to 3.51% for 2009 versus 3.31% for the same period in 2008 primarily due to the reduction in cost of funds from 3.87% in 2008 to 2.14% in 2009. The lower cost of funds was achieved by a change in pricing strategy to be more competitive in the local market instead of the leader and a reduction of higher rate term certificates of deposit, and / or rollover of the higher rate certificates into lower rate products.
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

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Net Interest Income - continued
The following table presents the Corporation’s consolidated average balances of interest-earning assets, interest-bearing liabilities, and the amount of interest income or interest expense attributable to each category, the average yield or rate for each category, and the net interest margin for the years ended December 31, 2009, and 2008 (000s omitted). Average loans are presented net of unearned income and the allowance for loan and lease losses. Interest on loans includes loan fees.

	2009			2008
			Average			Average
	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate
Interest-earning assets:
Loans receivable	$64,992	$3,876	5.96%	$49,244	$3,052	6.20%
Securities available for sale	3,736	152	4.06%	2,944	139	4.70%
Federal funds sold	2,983	4	0.14%	5,349	116	2.17%
Interest-bearing balances with other financial institutions	5,672	27	0.47%	464	2	0.49%

Total interest-earning assets	77,383	4,059	5.25%	58,001	3,309	5.70%
Non-interest earning assets:
Cash and due from banks	1,370			1,157
All other assets	1,559			2,010

Total assets	$80,312			$61,168

Interest-bearing liabilities:
NOW accounts	$7,919	64	0.81%	$7,752	153	1.98%
Money markets	10,027	114	1.14%	11,912	267	2.24%
Savings deposits	8,646	139	1.61%	661	12	1.75%
Time deposits	36,187	1,028	2.84%	24,681	955	3.87%

Total interest-bearing liabilities	62,779	1,345	2.14%	45,006	1,387	3.08%
Non-interest bearing demand deposits	7,269			5,935
Other liabilities	366			271
Total liabilities	70,414			51,212
Shareholders’ equity	9,898			9,956

Total liabilities and shareholders’ equity	$80,312			$61,168

Net interest income		$2,714			$1,922

Net spread			3.10%			2.62%
Net interest margin (1)			3.51%			3.31%
Ratio of interest-earning assets to interest-bearing liabilities			123.26%			128.87%

(1)	Net interest earnings divided by average interest-earning assets.
The Corporation’s net interest margin increased 20 basis points, to 3.51% for the year ended December 31, 2009 compared to 3.31% for the same period in 2008, while the spread increased 48 basis points over the same period. The increase in both the spread and net interest margin is attributable to decreases in the cost of funds from the lower interest environment and management’s efforts to reduce interest expense and restructure the balance sheet to help mitigate the effect of changing interest rates. The yield on loans receivable decreased to 5.96% for the year ended December 31, 2009 down from 6.20% for the prior year. This along with decreases in the earnings rates on investments and Fed funds sold impacted the margin and earnings for the year.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Net Interest Income - continued
The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Corporation’s interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change (the sum of the prior columns). The changes attributable to the combined impact of volume and rate have been allocated on a proportional basis between changes in rate and volume (000s omitted):

	2009-2008			2008-2007
	Net	Increase/(decrease) due to		Net	Increase/(decrease) due to
	Change	Volume	Rate	Change	Volume	Rate
Interest-earning assets:
Loans receivable	$824	$976	$(152)	$1,364	$1,919	$(555)
Securities available-for-sale	13	37	(24)	(8)	17	(25)
Federal funds sold	(112)	(51)	(61)	(512)	(351)	(161)
Interest-bearing balances with other financial institutions	25	26	(1)	2	2	—

Total interest-earning assets	750	988	(238)	846	1,587	(741)

Interest-bearing liabilities:
NOW Accounts	(89)	3	(93)	(93)	48	(141)
Money markets	(153)	(42)	(111)	(172)	75	(247)
Savings deposits	127	140	(12)	8	7	1
Time deposits	73	445	(372)	554	871	(317)

Total interest-bearing liabilities	(42)	546	(588)	(297)	1,001	(704)

Net change in net interest income	$792	$442	$350	$549	$586	$(37)

Provision for Loan Losses
The provision for loan losses was $480,000, $384,000 and $465,000 for the years ended December 31, 2009, 2008 and 2007, respectively. See also “Loans, Credit Quality and Allowance for Loan Losses” discussed previously.
Non-interest Income
2009. Non-interest income for 2009 decreased by $19,000 or 16% to $98,000 for December 31, 2009 compared to $117,000 for the same period in 2008. Deposit fees and charges increased slightly to $70,000 in 2009 versus $69,000 in 2008. Loan fees and charges were down by $5,000 or 28% in 2009 due mainly to the continued reduction in mortgage loan activity, which decreased income earned on originations. Other non-interest income decreased by $15,000 or 50% to $15,000 in 2009 versus $30,000 for the year ended December 31, 2008. The difference is attributable to a reduction in the gains recognized for calls/sales on investment securities as the volume of these investment calls/ sales decreased in 2009.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-interest Income-continued
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
Non-interest Expense
2009. Non-interest expense for the year ended December 31, 2009 increased $468,000 or 15% to $3.6 million before the one time charge to earnings for the closure of the unprofitable branch location from $3.2 million for the same period in 2008. Including the one time charge to earnings, 2009 costs increased 34% or $1.1 million as compared to 2008. Salaries and Benefits expense increased $160,000 due to the addition of staff (Chief Financial Officer and additional relationship manager) in addition to contractual salary increases for Mr. Farr and Mr. Krajacic which went into effect mid-year. Data processing expenses increased to $212,000 in 2009 versus $185,000 in 2008, or 15%. These expenses are associated with increased transaction volumes related to our customers and the deployment of remote deposit capture to commercial customers. Professional fees increased $62,000 to $340,000 or 22% during 2009 versus $278,000 for 2008. Increased audit charges as a result of our increased assets size, legal fees related to commercial credits and other consulting charges related to cash management services accounted for the increase. Other non-interest expense increased $222,000 over 2008 due primarily to the increased assessments by the FDIC for deposit insurance in the amount of $167,000, increased business development and related charges of $22,000, and other charges associated with growth and / or volume, such as insurance, trade association dues, and telecommunications increased by over $18,000.
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

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Income Taxes
No income tax expense or benefit was recognized in 2009, 2008, 2007 or 2006 due to the tax loss carry-forward position of the Corporation. See Note 8 to the financial statements. An income tax benefit may be booked in future periods when the Corporation begins to become profitable and management concludes that profitability will be sustainable for the foreseeable future.
LIQUIDITY AND CAPITAL RESOURCES; ASSET/LIABILITY MANAGEMENT
The management team has responsibility for developing and recommending liquidity and risk management policies including but not limited to the determination of internal operating guidelines, contingency plans, change management and pricing to the Asset/Liability Committee (ALCO) of the Board of Directors. Management ensures that the liquidity of a bank allows it to provide funds to meet its cash flow needs, such as loan requests, outflows of deposits, other investment opportunities and general operating requirements, under multiple operating scenarios. While the current structure of the Corporation and the Bank are not complex, the objective in the management of liquidity and capital resources is to be able to take advantage of business opportunities that may arise. The major sources of liquidity for the Bank have been deposit growth, federal funds sold, and loans which mature within one year. During 2009, the Corporation and the Bank strengthened its liquidity position and contingency plans. The Bank is now a member of the Federal Home Loan Bank of Indianapolis and has been approved for access to funding via the discount window, and the ALCO committee has approved alternate funding sources to add flexibility should the need arise. Large deposit balances which might fluctuate in response to interest rate changes are closely monitored. These deposits consist mainly of certificates of deposit over $100,000. We anticipate that we will have more than sufficient funds available to meet our future commitments. As of December 31, 2009, off balance sheet loan commitments totaled $19.8 million. As a majority of the unused commitments represent commercial and equity lines of credit, the Bank expects, and experience has shown that only a small portion of the unused commitments will normally be drawn upon.
The largest uses and sources of cash and cash equivalents for the Corporation for the year ended December 31, 2009, as noted in the Consolidated Statement of Cash Flows, were primarily loan funding and deposit origination. The uses of cash in investing activities were largely due to the increase in loans of $22.8 million. Offsetting the uses of cash in investing activities, was the cash provided from financing activities which included net increases in deposits of $23.7 million and proceeds from preferred stock issued under the U.S. Treasury’s Capital Purchase Program.
The following table presents loan commitments by time period as of December 31, 2009 (000s omitted):

	Amount of commitment expiration per period
		Less Than 1			More than 5
	Total	Year	1-3 Years	3-5 Years	Years
Commitments to grant loans	$9,570	$9,570	$—	$—	$—
Unfunded commitments under lines of credit	9,636	4,182	1,906	694	2,854
Commercial and standby letters of credit	603	603	—	—	—

Total	$19,809	$14,355	$1,906	$694	$2,854

Commitments to grant loans are governed by the Corporation’s credit underwriting standards, as established in the Corporation’s Loan Policy. As the above schedule illustrates, in general, it is the Corporation’s practice to grant loan commitments for a finite period of time, usually lasting one year or less. The most significant departure from this practice involves home equity lines of credit (HELOCs). The Corporation’s equity lines have a contractual draw period exceeding 5 years. The Corporation has the ability to suspend the draw privileges on a HELOC where a default situation or other impairment issue is identified.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations
The following table presents contractual obligations as of December 31, 2009 (000s omitted):

	Payments due by period
		Less Than 1			More than 5
	Total	Year	1-3 Years	3-5 Years	Years
Certificates of deposit	$45,476	$21,453	$23,573	$450	$—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	4,153	346	464	483	2,976
Purchase agreements	—	—	—	—	—

Total	$49,629	$21,799	$24,037	$933	$2,976

Long-term obligations consist of time deposits (certificates of deposit) and operating lease obligations. The above schedule represents principal payments only and does not include interest (where applicable).
The Corporation has contractual payments due on time deposits totaling $21.5 million in 2010. The Corporation anticipates that a significant portion of maturing time deposits will be renewed and retained. Depending on the economic and competitive conditions at the time of maturity, the rates paid on renewed time deposits may differ from rates currently paid.
Capital Resources
Management closely monitors capital levels to provide for current and future business needs and to comply with regulatory requirements. Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The Corporation’s objective is to maintain its strong capital position, enhancing its ability to weather adverse conditions and to take advantage of business opportunities that may arise, while keeping the confidence of its customers and regulators. The Bank was well-capitalized as of December 31, 2009 and 2008. The Bank’s regulatory capital levels are presented in Note 15 to the consolidated financial statements.
Total shareholders’ equity increased slightly to $9.5 million at December 31, 2009, compared with $9.3 million at December 31, 2008. The Corporation’s average equity to average asset ratio was 12.32% at December 31, 2009, compared to 16.28% at December 31, 2008. The change in equity during 2009 resulted from the issuance of preferred stock pursuant to the Capital Purchase Program at the U.S. Treasury offset in part by the current year net loss. On April 24, 2009, the Company completed the sale of 1,635 shares of Series A fixed rate, cumulative perpetual preferred stock (liquidation preference of $1,000 per share) and a warrant to purchase 82 shares of Series B fixed rate, cumulative perpetual preferred stock (liquidation preference of $1,000 per share) to the U.S. Treasury. The warrant was immediately exercised by the U. S. Treasury. Dividends on the Series A preferred stock accrue at a rate of 5% per annum for the first five years and 9% per annum thereafter, and the dividends on the Series B preferred stock accrue at a rate of 9% per annum. On December 18, 2009, the Company completed the sale of an additional 1,744 shares of Series C fixed rate cumulative perpetual preferred stock to the U.S. Treasury (liquidation preference $1,000 per share). Dividends on the Series C preferred stock accrue at a rate of 5% per annum for the first five years and 9% thereafter. At December 31, 2009, the Corporation’s tier 1 and total risk-based capital ratios were 10.7% and 12.0%, respectively, compared with 15.4% and 16.6% in 2008. The decrease in the risk-based capital ratios was due to the relatively flat level of equity, while average assets continued to increase at the Bank. The Corporation’s tier 1 leverage ratio was 9.4% at December 31, 2009 compared with 12.8% at December 31, 2008.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The Corporation faces market risk to the extent that both earnings and the fair value of its financial instruments are affected by changes in interest rates. The Corporation does not believe that there has been a material change in the nature of the Corporation’s substantially influenced market risk exposures, including the categories of market risk to which the Corporation is exposed and the particular markets that present the primary risk of loss to the Corporation.
The Corporation’s market risk exposure is mainly comprised of its vulnerability to interest rate risk. Prevailing interest rates and interest rate relationships in the future will be primarily determined by market factors, which are outside of the Corporation’s control. All information provided in this section consists of forward-looking statements. Reference is made to the section captioned “Forward Looking Statements” in this annual report for a discussion of the limitations on the Corporation’s responsibility for such statements. The following table provides information about the Corporation’s financial instruments that are sensitive to changes in interest rates as of December 31, 2009. The table shows expected cash flows from market sensitive instruments for each of the next five years and thereafter. The expected maturity date values for loans and securities were calculated without adjusting the instruments’ contractual maturity dates for expected prepayments. Maturity date values for interest bearing core deposits were not based on estimates of the period over which the deposits would be outstanding, but rather the opportunity for re-pricing. The Corporation believes that re-pricing dates, as opposed to expected maturity dates, may be more relevant in analyzing the value of such instruments and are reported as such in the following table.
The following table presents principal/notional contractual maturities at December 31, 2009 (000s omitted):
Principal Amount Maturing In:

	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value
RATE-SENSITIVE ASSETS
Gross loans	$8,080	$6,881	$10,169	$12,222	$21,644	$20,735	$79,731	$80,126
Average interest rate	5.73%	6.09%	6.63%	6.43%	6.61%	4.17%
Securities available for sale	$2,342	$200	$316	$0	$342	$259	$3,459	$3,673
Average interest rate	2.99%	3.25%	7.1%	0%	6.38%	5.96%
Other interest-earning assets	$6,785	$—	$—	$—	$—	$—	$6,785	$6,785
Average interest rate	0.18%	0.0%	0.0%	0.0%	0.0%	0.0%

RATE-SENSITIVE LIABILITIES
Savings & interest bearing demand deposits	$20,621	$—	$6,874	$—	$—	$—	$27,495	$27,495
Average interest rate	1.5%	0.0%	0.43%	0.0%	0.0%	0.0%
Time deposits	$21,453	$20,540	$3,033	$133	$317	$—	$45,476	$45,818
Average interest rate	1.90%	2.39%	2.86%	2.48%	3.03%	0.0%

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
INTEREST RATE SENSITIVITY MANAGEMENT
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
The following table presents an analysis of our interest-sensitivity gap position at December 31, 2009. All interest-earning assets and interest-bearing liabilities are shown based on the earlier of their contractual maturity or re-pricing date adjusted by forecasted prepayment and decay rates, our historical experience, and the re-pricing and prepayment characteristics of portfolios acquired through acquisition. (dollars in thousands)

			After		After
			Three		One Year
			Months		but
	Within		but		Within		After
	Three		Within		Five		Five
	Months		One Year		Years		Years		Total
Interest earning assets
Federal funds sold	$3,114		$—		$—		$—		$3,114
Interest bearing due from banks	3671		—		—		—		3,671
Securities	1.015		1,674		679		467		3,835
Loans	19,294		17,242		38,709		4,411		79,656

Total	27,094		18,916		39,388		4,878		90,276

Interest bearing liabilities
NOW accounts	5,921		—		1,974		—		7,895
Money markets	5,861		—		1,954		—		7,815
Savings	8,839		—		2,946		—		11,785
Time deposits less than $100,000	3,784		4,881		4,575		—		13,240
Time deposits > $100,000	2,685		10,339		19,212		—		32,236

Total	27,090		15,220		30,661		—		$72,971

Rate sensitivity gap	$4		3,696		8,727		4,878

Cumulative rate sensitivity gap			$3,700		$12,427		$17,305

Rate sensitivity gap ratio	1.00	X	1.24	X	1.28	X	—	X

Cumulative rate sensitivity gap ratio			1.09	X	1.17	X	1.24	X

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
INTEREST RATE SENSITIVITY MANAGEMENT-continued
The Corporation currently utilizes static gap analysis and a dynamic net interest income simulation model to measure and monitor interest rate risk. Interest rate risk is the risk to earnings or capital arising from movements in interest rates. Managing rates on earning assets and interest bearing liabilities focuses on maintaining stability in the net interest margin, an important factor in earnings growth and stability. Interest rate risk is examined from both a short term and long term perspective. Short term rate change impacts are measured through rate shock analysis of forecasted earnings. To examine the short term, we analyze earnings at risk, and for longer term risk, we look at the economic value of equity (EVE). The economic value of equity is the difference between the present value of assets and liabilities. Similar to earnings at risk, interest rate shocks are applied to the base set of rates an all present values are then re-computed.
The net interest earnings at risk analysis as of December 31, 2009 reveals that the Bank is minimally exposed to rising rates in the short term, as a 200 basis point shock would potentially decrease earnings by 1.82%. In addition, the economic value of equity analysis shows that the Bank is once again exposed to rising rates over the long term albeit minimal at 1.26% change from the base in a rising rate environment. Concerted efforts to improve the structure of the balance sheet have reduced risks associated with interest rate changes. It should be noted, however, the simulations referred to above do not incorporate any management initiated changes that may be used to further mitigate any potentially negative impact of interest rate environment changes. They do provide a conservative estimate of potential interest rate risks for the Bank and Corporation
SEC FORM 10-K
Copies of the Corporation’s annual report on Form 10-K, as filed with the Securities and Exchange Commission are available to stockholders without charge, upon written request. Please mail your request to Robert E. Farr; Chief Executive Officer, Birmingham Bloomfield Bancshares, Inc., 33583 Woodward Avenue, P. O. Box 1298, Birmingham, MI 48012-1298.
STOCK INFORMATION
The common stock of Birmingham Bloomfield Bancshares, Inc. trades on The OTC Bulletin Board under the ticker symbol “BBBI.” At December 31, 2009, there were 1,800,000 shares of Birmingham Bloomfield Bancshares, Inc. common stock issued and outstanding and approximately 824 shareholders of record.
The following table shows the high and low bid price of our common stock on the OTC Bulletin Board for each quarter of 2008 and 2009. These over-the-counter market quotations reflect inter-dealer prices, with out retail mark-up, mark-down or commissions and may not necessarily represent actual transactions. There is not currently an active public trading market four our common stock.

	High	Low
2008
First Quarter	$5.00	$3.50
Second Quarter	$6.90	$2.25
Third Quarter	$3.00	$2.00
Fourth Quarter	$4.00	$2.00

2009
First Quarter	$2.58	$2.00
Second Quarter	$2.25	$1.75
Third Quarter	$4.00	$2.00
Fourth Quarter	$2.25	$1.55

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008
STOCK INFORMATION-continued
The Company has not yet paid any dividends on its common stock and does not anticipate that it will in the near future. Because the Company’s principal activity is its ownership of the Bank, its ability to declare and pay dividends is dependent upon the ability of the Bank to declare and pay dividends to it. As a result of the Bank’s startup losses, at December 31, 2009, the Bank’s retained earnings available for the payment of dividends, without approval from its regulators was $0. See Note 10 to the financial statements for a discussion of restrictions on the Bank’s ability to pay dividends.