Form 10-K, Exhibit 13
period 2010-12-31
Birmingham Bloomfield Bancshares
filed 2011-03-21
CIK 1335792

EXHIBIT 13
Dear Fellow Shareholder;
2010 proved to be a turnaround year for us. Since officially opening for business in the summer of 2006, we have consistently grown our loan portfolio and deposit base. That growth continued in 2010 as loans and deposits increased by 26.0% and 19.4%, respectively. As a result, I am pleased to report earnings prior to preferred dividends of $431,000 for the year ending December 31, 2010 compared to a loss of $1,913,000 for the same period in 2009. In addition to the loan and deposit growth, net interest margin improved and we were able to reduce our operating expenses. Net interest margin for 2010 was 4.32% compared to 3.51% for the previous year.
The keys to any bank’s success and stability can be traced to the quality of its loan portfolio and its capital ratio. Unfortunately, banks in general continue to struggle with problem loans. The commercial real estate sector in particular continues to suffer. We have been fortunate to maintain excellent credit quality while continuing our growth. Our net charge-offs, non-performing assets, and non-accrual loans are all well below our peers. In addition, the Bank remains “well capitalized” based on regulatory capital guidelines and maintains an 8.15% Tier 1 capital ratio.
I am pleased to announce the addition of Bruce Nyberg to our Board of Directors. Bruce provides substantial banking experience, including six years as Regional President of Huntington Bank, before retiring in 2007. Bruce is a long time Birmingham resident and is actively involved in the community. I would also like to take this opportunity to thank both Tim Trenary and John Erb for their significant contributions to the Board. Both John and Tim stepped down from our Board in order to spend more time in their respective businesses.
I am confident we have built a solid foundation to support our continued growth. Despite the obvious economic challenges we have positioned ourselves to be “the bank” in the Birmingham Bloomfield market. I appreciate your continued support and would welcome any additional business you can provide by banking with us and referring friends and family.
Sincerely,
Robert E. Farr
President & CEO

Plante & Moran, PLLC Suite 500 2601 Cambridge Court Auburn Hills, MI 48326 Tel: 248.375.7100 Fax: 248.375.7101 plantemoran.com
Report of Independent Registered Accounting Firm
To the Board of Directors
Birmingham Bloomfield Bancshares Inc.
We have audited the accompanying consolidated balance sheet of Birmingham Bloomfield Bancshares, Inc. as of December 31, 2010 and 2009 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Birmingham Bloomfield Bancshares, Inc. at December 31, 2010 and 2009 and the consolidated results of its operations, changes in stockholders’ equity and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
/s/ Plante & Moran, PLLC
Auburn Hills, Michigan
March 21, 2011

BIRMINGHAM BLOOMFIELD BANCSHARES, INC
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2010	2009
Assets

Cash and cash equivalents
Cash	$5,300,368	$4,644,416
Federal funds sold	65,936	3,113,785

Total cash and cash equivalents	5,366,304	7,758,201

Securities, available for sale (Note 2)	3,200,002	3,672,982
Federal home loan bank stock	160,200	162,100
Loans held for sale	322,500	—

Loans (Note 3)
Total portfolio loans	100,378,678	79,655,896
Less: allowance for loan losses	(1,448,096)	(1,173,865)

Net portfolio loans	98,930,582	78,482,031

Premises & equipment (Note 4)	1,359,510	1,488,689
Interest receivable and other assets	995,438	1,072,770

Total assets	$110,334,536	$92,636,773

Liabilities and Shareholders’ Equity

Deposits (Note 5)
Non-interest bearing	$14,190,295	$8,494,903
Interest bearing	83,060,199	72,970,583

Total deposits	97,250,494	81,465,486

Secured borrowings	1,469,095	—
Interest payable and other liabilities	629,422	443,354

Total liabilities	99,349,011	81,908,840

Shareholders’ equity
Senior cumulative perpetual preferred stock series A $1,000 liquidation value per share, 5%
Authorized, issued and outstanding - 1,635 shares	1,635,000	1,635,000
Discount on senior preferred stock series A	(61,027)	(79,427)
Senior cumulative perpetual preferred stock series B $1,000 liquidation value per share, 9%
Authorized, issued and outstanding - 82 shares	82,000	82,000
Premium on preferred stock series B	6,634	8,634
Senior cumulative perpetual preferred stock series C $1,000 liquidation value per share, 5%
Authorized, issued and outstanding - 1,744 shares	1,744,000	1,744,000
Common stock, no par value
Authorized - 4,500,000 shares
Issued and outstanding - 1,800,000 shares	17,034,330	17,034,330
Additional paid in capital	493,154	489,459
Accumulated deficit	(10,061,474)	(10,299,436)
Accumulated other comprehensive income	112,908	113,373

Total shareholders’ equity	10,985,525	10,727,933

Total liabilities and shareholders’ equity	$110,334,536	$92,636,773

See notes to consolidated financial statements

BIRMINGHAM BLOOMFIELD BANCSHARES, INC
CONSOLIDATED STATEMENT OF OPERATIONS

	For the Years Ended December 31,
	2010	2009	2008
Interest Income
Interest and fees on loans	$5,587,997	$3,859,870	$3,070,224
Interest on securities	162,281	151,777	138,339
Interest on federal funds and bank balances	1,331	30,956	118,258

Total interest income	5,751,609	4,042,603	3,326,821

Interest Expense
Interest on deposits	1,337,544	1,345,475	1,386,846
Interest on federal funds and short-term borrowings	2,415	—	—

Total interest expense	1,339,959	1,345,475	1,386,846

Net Interest Income	4,411,650	2,697,128	1,939,975

Provision for loan losses	593,750	480,380	384,003

Net Interest Income After Provision for Loan Losses	3,817,900	2,216,748	1,555,972

Non-interest Income
Service charges on deposit accounts	52,016	42,052	44,957
Other income	73,512	43,188	54,318

Total non-interest income	125,528	85,240	99,275

Non-interest expense
Salaries and employee benefits	1,641,944	1,571,537	1,422,774
Occupancy expense	442,456	549,986	820,491
Equipment expense	140,693	242,488	—
Loss on branch closing	—	609,330	—
Advertising and public relations	114,612	61,740	185,211
Data processing expense	190,530	211,514	74,431
Professional fees	392,289	373,502	278,087
Other expenses	590,212	594,813	386,355

Total non-interest expense	3,512,736	4,214,910	3,167,349

Net Income (Loss) Before Federal Income Tax	430,692	(1,912,922)	(1,512,102)
Federal income tax	—	—	—

Net Income (Loss)	430,692	(1,912,922)	(1,512,102)

Dividend on senior preferred stock	176,330	64,055	—
Accretion of discount on preferred stock	16,400	11,207	—

Net Income (Loss) Applicable to Common Shareholders	$237,962	$(1,988,184)	$(1,512,102)

Basic and Diluted Income (Loss) per Share	$0.13	$(1.10)	$(0.84)
See notes to consolidated financial statements

BIRMINGHAM BLOOMFIELD BANCSHARES, INC
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)

					Accumulated
			Additional		Other
	Preferred	Common	Paid in	Accumulated	Comprehensive
	Stock	Stock	Capital	Deficit	Income	Total
Balance at December 31, 2007	$—	$17,034,330	$462,000	$(6,799,150)	$62,459	$10,759,639

Share based payment expense			4,553			4,553
Comprehensive loss:
Net loss				(1,512,102)		(1,512,102)
Change in unrealized gain on securities, net of tax					59,879	59,879

Total comprehensive loss						(1,452,223)

Balance at December 31, 2008	—	17,034,330	466,553	(8,331,252)	122,338	9,311,969
Issue senior preferred stock A	1,635,000					1,635,000
Discount senior preferred stock A	(92,000)					(92,000)
Accretion of preferred stock A	12,573			(12,573)		—
Issue preferred stock B	82,000					82,000
Premium preferred stock B	10,000					10,000
Amortization of pref. stock B	(1,366)			1,366		—
Issue senior preferred stock C	1,744,000					1,744,000
Preferred dividends				(64,055)		(64,055)
Share based payments expense			22,906			22,906
Comprehensive loss:
Net loss				(1,912,922)		(1,912,922)
Change in unrealized gain on securities, net of tax					(8,965)	(8,965)

Total comprehensive loss						(1,921,887)

Balance at December 31, 2009	3,390,207	17,034,330	489,459	(10,299,436)	113,373	10,727,933
Accretion of preferred stock A	18,400			(18,400)		—
Amortization of pref. stock B	(2,000)			2,000		—
Preferred Dividends				(176,330)		(176,330)
Share based payments expense			3,695			3,695
Comprehensive income:
Net income				430,692		430,692
Change in unrealized gain on securities, net of tax					(465)	(465)

Total comprehensive income						430,227

Balance at December 31, 2010	$3,406,607	$17,034,330	$493,154	$(10,061,474)	$112,908	$10,985,525

See notes to consolidated financial statements

BIRMINGHAM BLOOMFIELD BANCSHARES, INC
CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Years Ended December 31,
	2010	2009	2008
Cash flows from operating activities
Net income (loss)	$430,692	$(1,912,922)	$(1,512,102)
Share based payment expense	3,695	22,906	4,553
Provision for loan losses	593,750	480,380	384,003
Loans originated for sale	(322,500)	—	—
Accretion of securities	(5,287)	(5,147)	(30,604)
Gain on calls of securities	(237)	(3,028)	(19,270)
Gain on sale of fixed assets	(226)	—	—
Depreciation expense	180,312	303,360	312,660
Loss on disposal of branch assets	—	482,830	—
Net decrease (increase) in other assets	77,332	(699,474)	66,511
Net increase (decrease) in other liabilities	186,068	204,822	629

Net cash provided by (used) in operating activities	1,143,599	(1,126,273)	(793,620)

Cash flows from investing activities
Net change in portfolio loans	(21,042,301)	(22,813,386)	(19,967,702)
Purchase of securities	(2,976,260)	(2,954,862)	(3,990,436)
Proceeds from calls or maturities of securities	3,264,900	2,999,391	2,815,718
Proceeds from sales of securities	—	—	—
Principal payments on securities	191,299	—	—
Purchases of premises and equipment	(50,907)	(42,562)	(25,276)

Net cash used in investing activities	(20,613,269)	(22,811,419)	(21,167,696)

Cash flows from financing activities
Increase in deposits	15,785,008	23,717,451	21,485,687
Net change in short term borrowings	1,469,095	—	—
Proceeds from sale of senior preferred stock	—	3,379,000	—
Dividend on senior preferred stock	(176,330)	(64,055)	—

Net cash provided by financing activities	17,077,773	27,032,396	21,485,687

(Decrease) increase in cash and cash equivalents	(2,391,897)	3,094,704	(475,629)

Cash and cash equivalents — beginning of period	7,758,201	4,663,497	5,139,126

Cash and cash equivalents — end of period	$5,366,304	$7,758,201	$4,663,497

Supplemental Information:
Interest paid	$1,235,563	$1,302,913	$1,296,872
Income tax paid	—	—	—
Loans transferred to other real estate	—	—	—
See notes to consolidated financial statements

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 – Summary of Significant accounting principles
Basis of Presentation and Organization - The consolidated financial statements include the accounts of BIRMINGHAM BLOOMFIELD BANCSHARES, INC. (the “Corporation”), and its wholly owned subsidiary, Bank of Birmingham (“Bank”). All significant intercompany transactions are eliminated in consolidation. The Corporation was incorporated February 26, 2004 as Birmingham Bloomfield Bancorp, Inc., for the purpose of becoming a bank holding company under the Bank Holding Company Act of 1956, as amended. The Bank opened for business on July 26, 2006.
Use of Estimates - The accounting and reporting policies of the Corporation and its subsidiary conform to accounting principles generally accepted in the United States of America. Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of investment securities and the valuation of deferred tax assets.
Nature of Operations - The Corporation provides a variety of financial services to individuals and small businesses through its main office in Birmingham, Michigan. The Corporation had a second branch facility located in Bloomfield Township but this location was closed in January 2010 due to the lack of profitability. Its primary deposit products are savings, demand deposit accounts and term certificate accounts and its primary lending products are commercial loans, commercial real estate loans, residential real estate mortgages, home equity lines and consumer loans. The Bank serves businesses and consumers across Oakland and Macomb counties with the largest geographic segment of our customer base being in Oakland County.
Cash and Cash Equivalents - For the purpose of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold which mature within 90 days.
Securities - Securities are classified as available for sale and are reported at fair value. Unrealized holding gains or losses are reported in other comprehensive income except those determined to be other-than-temporary impaired. Premiums and discounts on securities are recognized in interest income using the interest method over the period to maturity. Realized gains or losses are based upon the amortized cost of the specific securities sold.
In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent the fair value has been less than cost, (2) the financial condition of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.
Loans Held for Sale - Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or market value in the aggregate. Net unrealized losses, if any, are recognized in a valuation allowance by charges to income.
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
The allowance consists of specific and general components. The specific component relates to loans that are classified as doubtful, substandard, or special mention. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.
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
Bank Premises and Equipment - Bank premises and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the shorter of the estimated useful lives of the assets or the length of the building leases as applicable.
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

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 – Summary of Significant Accounting Policies – continued
Secured Borrowings - The Corporation sells the guaranteed portion of Small Business Administration “SBA” loans to outside investors with a provision whereby the Corporation must rebate the premium received on the sale if a loan prepays or defaults within 90 days of the loan origination (the “recourse provision”). These transfers are recognized as secured borrowing transactions while the recourse provision is in effect. After the recourse provision expires, the Corporation recognizes the outstanding transaction as a sale by decreasing the Corporations loan balance, removing the secured borrowing and recognizing the gain associated with the sale. At December 31, 2010, the guaranteed portion of SBA loans sold with recourse provisions in effect continue to be reported as assets of the Company and the transferred interests totaling $1.469 million are reported as secured borrowings in the balance sheet. The unrecognized gain on these sales total $153,000 is expected to be recognized as income after the recourse provision on these loans expire.
Other Comprehensive Income - Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income (loss). Certain changes in assets and liabilities, however, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the consolidated balance sheet. Such items, along with net income (loss) are components of comprehensive income.
Earnings per Share - Basic earnings per share represents income available to common shareholders divided by the weighted-average number of shares outstanding during the period. Diluted earnings per share includes stock options and organizer warrants.
Reclassification - Certain amounts appearing in the prior year’s financial statements have been reclassified to conform to the current year’s financial statements.
Recently Issued Accounting Standards
In July 2010, FASB issued ASU No. 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”. The standard requires the Company to expand disclosures about the credit quality of our loans and the related reserves against them. The additional disclosures will include details on our past due loans and credit quality indicators. For public entities, ASU 2010-20 disclosures of period-end balances are effective for interim and annual reporting periods ending on or after December 15, 2010 and are included in Note 3 of the financial statements. Disclosures related to activity that occurs during the reporting period are required for interim and annual reporting periods beginning on or after December 15, 2010. The Company will adopt the disclosures related to the activity that occurs during the reporting period beginning with our December 31, 2010 consolidated financial statements.
In June 2009, the FASB issued ASU No. 2009-16 “Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets”. ASU 2009-16 clarified the reporting requirements over transfers of financial assets that are no longer recognized, and, as a result, should continue to be reported in the financial statements of the transferors. This interpretation primarily affects loan participations sold and the securing of financial assets and increases required disclosures for such transactions. Upon adoption of the standard, any participations sold are required to meet the definition of participating interest, as well as conditions for surrender of control. Both requirements must be satisfied for the sale to be removed from the records of the Company. The provisions for this standard were effective at the beginning of the reporting period, January 1, 2010. The new provisions did not have impact on the required disclosures of the Company.
In January 2010, the FASB issued ASU No. 2010-06 “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements.” ASU 2010-06 amends the fair value disclosure guidance. The amendments include new disclosures and changes to clarify existing disclosure requirements. ASU 2010-06 was effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements of Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The impact of ASU 2010-06 on the Company’s disclosures is reflected in Note 14 of the consolidated financial statements.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2 – Securities
The amortized cost and fair value of securities, with gross unrealized gains and losses, follows at December 31, 2010 and 2009 (000s omitted):

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
2010
U. S. Government agency securities	$1,350	$11	$—	$1,361
Municipal securities	650	7	—	657
Mortgage backed securities	837	91	—	928
Corporate bonds	250	4	—	254

Sub-Total Available for Sale	$3,087	$113	$—	$3,200
FHLB Stock	160	—	—	160

Total Securities	$3,247	$113	$—	$3,360

2009
U. S. Government agency securities	$2,342	$18	$—	$2,360
Municipal securities	200	4	—	204
Mortgage backed securities	1,018	91	—	1,109
Corporate bonds	—	—	—	—

Sub-total Available for Sale	$3,560	$113	$—	$3,673
FHLB Stock	162	—	—	162

Total Securities	$3,722	$113	$—	$3,835

As of December 31, 2010 and 2009, all securities are classified as available for sale. Unrealized gains and losses within the investment portfolio are determined to be temporary. The Corporation has performed an analysis of the portfolio for other than temporary impairment and concluded no losses are required to be recognized. Management has no specific intent to sell any securities and it is not more likely than not the Corporation will be required to sell any securities before recovery of the cost basis. Management expects to collect all amounts due according to the contractual terms of the security. The Corporation had no individual securities with gross unrealized losses at December 31, 2010 or 2009.
Total securities representing $1,788,000 and $1,450,000 as of December 31, 2010 and 2009 were pledged to secure public deposits from the State of Michigan.
Federal Home Loan Bank stock is restricted and can only be sold back to the Federal Home Loan Bank. The carrying value of the stock approximates its fair value.
The amortized cost and estimated fair value of all securities at December 31, 2010, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties. The contractual maturities of securities are as follows (000s omitted):

		Estimated
	Amortized	Fair
	Cost	Value
Due in one year or less	$1,200	$1,203
Due in one year through five years	1,617	1,699
Due in five years through ten years	270	298
Due after ten years	—	—

Total	$3,087	$3,200

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2 – Securities – continued
For the year ended December 31, 2010, proceeds from called available for sale securities amounted to $3,265,000. Gross realized gains amounted to $237 and gross realized losses amounted to $0 in 2010. For the year ended December 31, 2009, proceeds from sales of securities available for sale amounted to $2,999,000. Gross realized gains amounted to $3,028 and gross realized losses amounted to $0 in 2009.
Note 3 – Loans
A summary of the balances of loans as of December 31, 2010 and 2009 is as follows (000s omitted):

	2010	2009
Mortgage loans on real estate:
Residential 1 to 4 family	$3,380	$1,353
Multifamily	12,355	12,647
Commercial	49,029	35,917
Construction	2,024	518
Second mortgage	118	171
Equity lines of credit	11,794	11,445

Total mortgage loans on real estate	78,700	62,051
Commercial loans	20,776	17,186
Consumer installment loans	964	512

Total loans	100,440	79,749
Less: Allowance for loan losses	(1,448)	(1,174)
Net deferred loan fees	(61)	(93)

Net loans	$98,931	$78,482

An analysis of the allowance for loan losses at December 31, 2010 and 2009 follows (000s omitted):

		Home
2010	Commercial	Equity	Residential	Consumer	Total
Allowance for Loan Losses
Beginning balance	$991	$166	$10	$7	$1,174
Charge-offs	(141)	(225)	—	—	(366)
Recoveries	46	—	—	—	46
Provision	174	410	4	6	594

Ending balance	$1,070	$351	$14	$13	$1,448
Percent of principal balance	1.21%	3.45%	1.21%	1.25%	1.44%

Ending balance: individually evaluated for impairment	$25	$212	$—	$—	$237

Ending balance: collectively evaluated for impairment	$1,045	$139	$14	$13	$1,211

Portfolio Loans
Ending unpaid principal balance	$88,080	$10,166	$1,153	$1,041	$100,440

Ending unpaid principal balance: individually evaluated for impairment	$2,107	$887	$—	$—	$2,994

Ending unpaid principal balance: collectively evaluated for impairment	$85,973	$9,279	$1,153	$1,041	$97,446

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 3 – Loans – continued

		Home
2009	Commercial	Equity	Residential	Consumer	Total
Allowance for Loan Losses
Beginning balance	$546	$120	$30	$14	$710
Charge-offs	—	(18)	—	—	(18)
Recoveries	—	2	—	—	2
Provision	445	62	(20)	(7)	480

Ending balance	$991	$166	$10	$7	$1,174
Percent of principal balance	1.44%	1.77%	1.20%	1.29%	1.47%

Ending balance: individually evaluated for impairment	$152	$—	$—	$—	$152

Ending balance: collectively evaluated for impairment	$839	$166	$10	$7	$1,022

Ending balance: loans acquired with deteriorated credit quality	$—	$—	$—	$—	$—

Portfolio Loans
Ending unpaid principal balance	$68,970	$9,405	$832	$542	$79,749

Ending unpaid principal balance: individually evaluated for impairment	$1,681	$—	$—	$—	$1,681

Ending unpaid principal balance: collectively evaluated for impairment	$67,289	$9,405	$832	$542	$78,068
Management uses a loan rating system to identify the inherent risk associated with portfolio loans. Loan ratings are based on a subjective definition that describes the conditions present at each level of risk and identifies the important aspect of each loan. The Bank currently uses a 1 to 8 grading scale for commercial loans. Each loan grade corresponds to a specific qualitative classification. All other consumer and mortgage loan types are internally rated based on various credit quality characteristics using the same qualitative classification. The risk rating classifications included: pass, special mention, substandard, doubtful and loss.
Loans risk-rated as special mention, are considered criticized loans, exhibiting some potential credit weakness that requires additional attention by management and are maintained on the internal watch list and monitored on a regular basis. Loans risk-rated as substandard or higher are considered classified loans exhibiting well-defined credit weakness and are recorded on the problem loan list and evaluated more frequently. The Bank’s credit administration function is designed to provide increased information on all types of loans to identify adverse credit risk characteristics in a timely manner. Total criticized and classified loans increased $1,875,000 to $10,854,000 at December 31, 2010 from $8,979,000 at December 31, 2009. The change was the result of an increase totaling $1,403,000 in special mention loans and a $472,000 increase in substandard accounts. The majority of the increase is isolated to commercial loans and represents the weakness of the economic environment of our market area. The Bank only has one loan in non-accrual status. This is a home equity credit totaling $298,000 and is in the process of foreclosure. The loan has been individually evaluated for impairment and a corresponding charge-off has been recorded. There were no loans that were risk rated doubtful or loss at December 31, 2010 or 2009. Management closely monitors each loan adversely criticized or classified and institutes appropriate measures to eliminate the basis of criticism.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 3 – Loans – continued
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
An analysis of credit quality indicators at December 31, 2010 and 2009 follows (000s omitted):
2010
Commercial Loans

	Commercial	Commercial	Commercial	Commercial
Credit Quality	Real Estate	Term	LOC	Construction
1 – pass	$—	$—	$—	$—
2 – pass	392	—	—	—
3 – pass	16,845	3,994	4,416	—
4 – pass	40,348	6,265	5,071	1,250
5 – special mention	2,994	1,249	1,574	774
6 – substandard	1,441	857	610	—
7 – doubtful	—	—	—	—
8 – loss	—	—	—	—

	$62,020	$12,365	$11,671	$2,024
Consumer Loans

	Home Equity	Residential	Home Equity	Consumer	Consumer
Credit Quality	LOC	Mortgage	Term	Installment	LOC
Pass	$8,808	$1,035	$118	$335	$673
Special mention	344	—	—	33	—
Substandard	1,014	—	—	—	—
Doubtful	—	—	—	—	—
Loss	—	—	—	—	—

	$10,166	$1,035	$118	$368	$673
2009
Commercial Loans

	Commercial	Commercial	Commercial	Commercial
Credit Quality	Real Estate	Term	LOC	Construction
1 – pass	$—	$—	$—	$—
2 – pass	—	—	—	—
3 – pass	15,888	4,265	3,741	—
4 – pass	27,319	5,896	4,143	—
5 – special mention	3,027	175	1,465	518
6 – substandard	757	1,166	610	—
7 – doubtful	—	—	—	—
8 – loss	—	—	—	—

	$46,991	$11,502	$9,959	$518
Consumer Loans

	Home Equity	Residential	Home Equity	Consumer	Consumer
Credit Quality	LOC	Mortgage	Term	Installment	LOC
Pass	$8,144	$661	$171	$409	$133
Special mention	344	—	—	—	—
Substandard	917	—	—	—	—
Doubtful	—	—	—	—	—
Loss	—	—	—	—	—

	$9,405	$661	$171	$409	$133

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 3 – Loans – continued
A loan is considered a troubled debt restructure (“TDR”) if the Bank for economic or legal reasons related to the borrower’s financial condition grants a concession to the debtor that the Bank would not otherwise consider. TDRs represent loans where the original terms of the agreement have been modified to provide relief to the borrower and are individually evaluated for impairment. The Bank had one loan classified as a TDR at December 31, 2010 and it continues to perform according to the modified terms. No loans were classified as a TDR at December 31, 2009.
A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all principal and interest payments according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include delinquency status, collateral value, and know factors adversely affecting the ability of the borrower to satisfy the terms of the agreement. When an individual loan is classified as impaired, the Corporation measures impairment using (1) the present value of expect cash flows discounted at the loans effective interest rate, (2) the loans observable market price, or (3) the fair value of the collateral. The method used is determined on a loan by loan basis, except for a collateral dependent loan. All collateral dependent loans are required to be measured using the fair value of collateral method. If the value of an impaired loan is less than the recorded investment in the loan an impairment reserve is recognized. All modified loans are considered impaired.
Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures, except if modified and considered to be a troubled debt restructuring
Information regarding modified loans as of December 31 (000s omitted):

		Pre-	Post-
	Number of	Modification	Modification
2010	Contract	Investment	Investment
Trouble Debt Restructuring
Commercial Real Estate	1	$699	$699
Commercial Term	—	—	—
Commercial LOC	—	—	—
Construction	—	—	—
Home Equity	—	—	—
Residential Mortgage	—	—	—
Consumer	—	—	—
Information regarding impaired loans at December 31 (000s omitted):

	Recorded	Unpaid		Average	Interest
2010	Investment	Principal	Allowance	Investment	Recognized
No related allowance recorded:
Home Equity Line of Credit	$298	$298	$—	$256	$—
Allowance recorded:
Commercial Line of Credit	1,407	1,407	17	1,418	99
Commercial Real Estate	699	699	8	117	7
Home Equity Line of Credit	590	590	212	197	10

Total:
Commercial	$2,107	$2,107	$25	$1,674	$106
Home Equity	$887	$887	$212	$453	$10

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 3 – Loans – continued

	Recorded	Unpaid		Average	Interest
2009	Investment	Principal	Allowance	Investment	Recognized
No related allowance recorded:
Commercial Line of Credit	$—	$—	$—	$—	$—
Allowance recorded:
Commercial Line of Credit	1,681	1,681	152	143	6

Total:
Commercial	$1,681	$1,681	$152	$143	$6
As of December 31, 2010 and 2009, loans totaling approximately $298,000 and $493,000, respectively were more than 30 days past due. Nonperforming loans, which represents non-accruing loans and loans past due 90 days or more and still accruing interest, were $298,000 at December 31, 2010. The total nonperforming loans for 2010 represents 1 home equity loan currently recorded as non-accrual and in the process of foreclosure. Loans are placed in non-accrual status when, in the opinion of management, uncertainty exists as to the ultimate collection of principal and interest. Commercial loans are reported as being in non-accrual status if: (a) they are maintained on a cash basis because of deterioration in the financial position of the borrower, (b) payment in full of interest or principal is not expected, or (c) principal or interest has been in default for a period of 90 days or more. If it can be documented that the loan obligation is both well secured and in the process of collection, the loan may remain on accrual status. However, if the loan is not brought current before becoming 120 days past due, the loan is reported as non-accrual. A non-accrual asset may be restored to accrual status when none of its principal or interest is due and unpaid, when it otherwise becomes well secured, or is in the process of collection.
Information regarding past due loans at December 31 follows (000s omitted):

	Loans past due			Total		Total	Non-	>90 days
2010	30 – 59	60 – 90	Over 90	Past Due	Current	Loans	Accrual	Accruing
Commercial real estate	$—	$—	$—	$—	$62,020	$62,020	$—	$—
Commercial term	—	—	—	—	12,365	12,365	—	—
Commercial LOC	—	—	—	—	11,671	11,671	—	—
Construction	—	—	—	—	2,024	2,024	—	—
Home equity LOC	—	—	298	298	9,868	10,166	298	—
Residential mortgage	—	—	—	—	1,035	1,035	—	—
Home equity term	—	—	—	—	118	118	—	—
Consumer installment	—	—	—	—	368	368	—	—
Consumer LOC	—	—	—	—	673	673	—	—

	$—	$—	$298	$298	$100,142	$100,440	$298	$—

	Loans past due			Total		Total	Non-	>90 days
2009	30 – 59	60 – 90	Over 90	Past Due	Current	Loans	Accrual	Accruing
Commercial real estate	$112	$—	$—	$112	$46,879	$46,991	$—	$—
Commercial term	—	—	—	—	11,502	11,502	—	—
Commercial LOC	381	—	—	381	9,578	9,959	—	—
Construction	—	—	—	—	518	518	—	—
Home equity LOC	—	—	—	—	9,405	9,405	—	—
Residential mortgage	—	—	—	—	661	661	—	—
Home equity term	—	—	—	—	171	171	—	—
Consumer installment	—	—	—	—	409	409	—	—
Consumer LOC	—	—	—	—	133	133	—	—

	$493	$—	$—	$493	$79,256	$79,749	$—	$—

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 3 – Loans – continued
Certain directors and executive officers of the Bank, including associates of such persons, were loan customers of the Company during 2010 and 2009. A summary of aggregate related-party loan activity for loans to any related party at December 31, 2010 and 2009 is as follows (000s omitted):

	2010	2009
Balance at January 1	$1,927	$1,473
New loans	581	1,165
Repayments	(726)	(711)

Balance at December 31	$1,782	$1,927

Note 4 – Bank Premises and Equipment
A summary of the cost and accumulated depreciation of premises and equipment as of December 31 follows (000s omitted):

	2010	2009
Leasehold improvements	$1,638	$1,625
Furniture and equipment	375	357
Computer equipment & software	420	400

Total	2,433	2,382
Less: accumulated depreciation	1,073	893

Net premises and equipment	$1,360	$1,489

Depreciation expense for the years ended December 31, 2010, 2009 and 2008 amounted to $180,312, $303,360 and $312,660 respectively.
During 2009 a review of branch profitability was performed. The Bloomfield Township branch location had not been profitable for the three years it was in operation. During the fourth quarter of 2009, a decision was made to close the branch and the process of notification and closure began. The Bloomfield Township branch closed at the end of business on January 18, 2010. The leasehold improvements, furniture and equipment and computer equipment impairment charges related to the closure amounted to $482,830. In addition, a charge to terminate the lease by agreement with the leaseholder for a one time payment of $110,000 and other miscellaneous closure costs of $16,500 were accrued, for a total cost of $609,330 for the Bloomfield branch location closure charged to operations in 2009.
Note 5 – Deposits
The following is a summary of the distribution of deposits at December 31 (000s omitted):

	2010	2009
Non-interest bearing deposits	$14,190	$8,495
NOW accounts	7,897	7,894
Savings and money market accounts	24,700	19,600
Certificates of deposit <$100,000	12,153	13,240
Certificates of deposit >$100,000	38,310	32,236

Total	$97,250	$81,465

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 5 – Deposits – continued
At December 31, 2010, the scheduled maturities of time deposits are as follows (000s omitted):

	<$100,000	>$100,000	Total
2011	$5,510	$23,970	$29,480
2012	5,562	11,876	17,438
2013	745	2,344	3,089
2014	324	120	444
2015	12	—	12
Thereafter	—	—	—

Total	$12,153	$38,310	$50,463

Note 6 – Stock Options and Warrants
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
During 2007, the Corporation issued 180,000 stock options. Based on the fair market value at the grant date using the Black-Scholes option pricing model, the compensation cost recognized by the Corporation for the portion of the equity awards earned during 2010 and 2009 was $3,695 and $22,906 respectively. No income tax benefit was recognized in the income statement for share based compensation (see Note 7). There is no difference between basic and diluted loss per share due to the anti-dilutive effect of outstanding options at December 31, 2010. No additional options were granted during 2010 or 2009.

In 2006, the Corporation issued warrants to organizers to purchase 184,000 shares of common stock at an exercise price of $10.00 per share. The warrants expire in 2016.
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

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 6 – Stock Options and Warrants – continued
The weighted average assumptions used in the Black-Scholes model are noted in the following table. The Corporation uses expected data to estimate option exercise and employee termination within the valuation model. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Calculated volatility	12.40%
Weighted average dividends	0.00%
Expected term (in years)	5
Risk-free rate	4.50%
The aggregate intrinsic value of the options represents the total pretax intrinsic value (i.e., the difference between the Corporation’s closing stock price on the last trading day of our fiscal year ended 2010 and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. As of December 31, 2010, all outstanding and exercisable options are out of the money (options have an exercise price that exceeds market value), and they are assumed to have no intrinsic value. The intrinsic value of the options changes based on the fair market value of the Corporation’s stock. As of December 31, 2010 and 2009, outstanding options were 82,500. Options available to be exercised at a price of $10 were 62,500 at the end of 2010 versus 41,666 at year end 2009. There were no options exercised for the three years ended December 31, 2010.
Note 7 – Income Taxes
The Corporation has net operating loss carry-forwards of approximately $6,509,000 generated from inception through December 31, 2010 that are available to reduce future taxable income. The carry-forwards begin to expire in 2026, extending through the year ending December 31, 2030. The deferred tax asset generated by that loss carry-forward has been offset with a valuation allowance since the Corporation does not have a history of earnings.
The components of the net deferred tax assets, included in other assets, are as follows:

	2010	2009
Deferred tax assets:
Allowance for loan losses	$344,430	$285,014
Organizational costs	495,281	542,828
Net operating loss carry-forward	2,302,452	2,398,855
Share based compensation	142,800	142,800
Other	90,852	82,383

Total deferred tax asset	3,375,815	3,451,880

Less: Valuation allowance	3,266,096	3,425,999

Deferred tax liabilities:
Fixed assets	86,019	—
Other	23,700	25,881

Total deferred tax liabilities	109,719	25,881

Net deferred tax assets	$—	$—

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 7 – Income Taxes – continued
Allocation of income taxes between current and deferred portions is as follows:

	2010	2009
Current expense	$—	$—
Deferred (benefit) expense	—	—

Total income tax expense	$—	$—

The reasons for the differences between the income tax expense at the federal statutory income tax rate and the recorded income tax expense are summarized as follows:

	2010	2009
Income tax (expense ) benefit at federal statutory rate of 34%	$146,435	$(650,393)
Increases resulting from nondeductible expenses	13,468	9,112
Other	—	—
Change in valuation allowance	(159,903)	641,281

Income tax expense	$—	$—

Note 8 – Leases and Commitments
The Corporation has entered into a lease agreement for its main office facility. Payments began in February 2005 and the initial term of the lease expires in October 2015. In October 2007, the Corporation exercised its first renewal option on the property which expires in October 2025. The main office lease has one additional ten year renewal option. The Corporation also entered into a lease agreement for its former branch office in Bloomfield Township which provided for lease payments to begin in March 2006 and expire February 2016. The Bloomfield Township branch office lease was terminated effective January 18, 2010 pursuant to an agreement with the leaseholder. The termination agreement called for a one time payment of $110,000 to the leaseholder to end the lease. In October 2010, the Corporation entered into a one year lease agreement for a lending production office (“LPO”) in Bay City, Michigan. The lease has two, one year renewal options. In 2010, the Corporation also entered into a six month lease agreement for a business development office and a month to month lease for additional office space located adjacent to the main office facility. Rent expense under all lease agreements was $247,000 for the year ended December 31, 2010, and $280,000 for the year ended December 31, 2009.
The following is a schedule of future minimum rental payments under operating leases on a calendar year basis:

2011	$244,840
2012	234,416
2013	239,098
2014	243,910
2015	248,746
thereafter	2,726,802

Total	$3,937,812

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 9 – Restrictions on dividends, loans and advances
Banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation.
The total amount of dividends that may be paid at any date is generally limited to the retained earnings of the Bank. In addition, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum standards. Because of the aggregated total of the Bank’s startup losses, at December 31, 2010, the Bank’s retained earnings available for the payment of dividends, without approval from the regulators, was $0. Accordingly, all of the Corporation’s investment in the Bank was restricted at December 31, 2010.
Loans or advances made by the Bank to the Corporation are generally limited to 10 percent of the Bank’s capital stock and surplus. Accordingly, at December 31, 2010, Bank funds available for loans or advances to the Corporation amounted to $900,000.
Note 10 – Retirement Plans
The Corporation sponsors a 401(k) plan for substantially all employees. There were no required matching contributions for 2010 or 2009.
Note 11 – Parent Only Financial Statements
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
The condensed balance sheets as of December 31, 2010 and 2009 are as follows:

	December 31,
	2010	2009
Assets
Cash and cash equivalents	$1,854,322	$2,193,387
Investment in subsidiary	9,230,821	8,581,286

Total assets	$11,085,143	$10,774,673

Liabilities and Shareholders’ Equity

Other liabilities	$99,618	$46,740
Shareholders’ equity	10,985,525	10,727,933

Total liabilities and shareholders’ equity	$11,085,143	$10,774,673

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 11 – Parent Only Financial Statements – continued
The condensed statements of operations for the years ended December 31, 2010, 2009 and 2008 are as follows:

	For the Years Ended December 31,
	2010	2009	2008
Dividends from subsidiary	$—	$—	$—
Other income	—	—	—

Total income	—	—	—

Salaries and employee benefits	15,000	59,567	(40,322)
Professional fees	184,881	142,075	101,100
Other expenses	19,427	54,879	36,555

Total non-interest expense	219,308	256,521	97,333

Income taxes (benefit)	—	—	—

Net income (loss) before net income (loss) of subsidiary	(219,308)	(256,521)	(97,333)
Undistributed net income (loss) of subsidiary	650,000	(1,656,401)	(1,414,769)

Net income (loss)	430,692	(1,912,922)	(1,512,102)
Effective dividend on preferred stock	192,730	75,262	—

Net income (loss) applicable to common shareholders	$237,962	$(1,988,184)	$(1,152,102)

The condensed statements of cash flows for the years ended December 31, 2010, 2009 and 2008 are as follows:

	For the Years Ended December 31,
	2010	2009	2008
Cash flows from operating activities
Net income (loss)	$430,692	$(1,912,922)	$(1,512,102)
Undistributed (income) loss of subsidiary	(650,000)	1,656,401	1,414,769
Share based payments expense	3,695	22,906	4,553
Net decrease in other assets	—	—	—
Net increase (decrease) in other liabilities	52,878	45,240	(68,500)

Net cash used in operating activities	(162,735)	(188,375)	(161,280)

Cash flows from investing activities
Investment in subsidiary	—	(1,489,000)	—
Decrease in premises and equipment	—	—	—

Net cash used in investing activities	—	(1,489,000)	—

Cash flows from financing activities
Proceeds from sale of senior preferred stock	—	3,379,000	—
Dividends on senior preferred stock	(176,330)	(64,055)	—

Net cash (used in) provided by financing activities	(176,330)	3,314,945	—

Decrease in cash and cash equivalents	(339,065)	1,637,570	(161,280)

Cash and cash equivalents at beginning of period	2,193,387	555,817	717,097

Cash and cash equivalents at end of period	$1,854,322	$2,193,387	$555,817

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 12 – Off Balance Sheet Risk
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
At December 31, 2010 and 2009, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount
	2010	2009
Commitments to grant loans	$13,564,000	$9,570,000
Unfunded commitments under lines of credit	$12,914,000	$9,636,000
Commercial and standby letters of credit	$803,000	$603,000
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

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 13 – Fair Value of Financial Instruments
The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. The fair value disclosure herein excludes all non-financial instruments. Therefore, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.
The following methods and assumptions were used by the Corporation in estimating fair value disclosures for financial instruments:
Cash and Cash Equivalents - The carrying values of cash and cash equivalents approximate fair values.
Securities - Quoted market prices in an active market are used to value securities when such prices are available. Those securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, the fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows using reasonable inputs. Level 2 securities include U.S. Government agency securities, mortgage backed securities, obligations of states and municipalities, and certain corporate securities. Matrix pricing is a mathematical technique widely used in the banking industry to value investment securities without relying exclusively on quoted prices for specific investment securities, but rather relying on the investment securities’ relationship to other benchmark quoted investment securities. In certain cases where Level 1 or Level 2 inputs are not available, securities would be classified within Level 3 of the hierarchy.
Loans Receivable - For variable rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.
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

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 13 – Fair Value of Financial Instruments – continued
The carrying values and estimated fair values of financial instruments are as follows (000s omitted):

	2010		2009
		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial assets:
Cash and cash equivalents	$5,366	$5,366	$7,758	$7,758
Securities available for sale	3,360	3,360	3,835	3,835
Loans	98,931	99,786	78,482	78,952
Loans held for sale	323	323	—	—
Accrued interest receivable	440	440	335	335

Financial liabilities:
Deposits	97,250	97,688	81,465	81,807
Secured borrowings	1,469	1,469	—	—
Accrued interest payable	115	115	77	77
Note 14 – Fair Value Accounting
Accounting standards establishes a three-level valuation hierarchy for fair value measurements. The valuation hierarchy prioritizes valuation techniques based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and are the primary method of valuation used by BIRMINGHAM BLOOMFIELD BANCSHARES, INC. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows.
•	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets which the Corporation can participate.

•	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement, and include inputs that are available in situations where there is little, if any, market activity for the related asset or liability.
Following is a description of the inputs and valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheets, as well as general classification of those instruments under the valuation hierarchy.
Available-for-sale Securities
Quoted market prices in an active market are used to value securities when such prices are available. Those securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, the fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows using reasonable inputs. Level 2 securities include U.S. Government agency securities, mortgage backed securities, obligations of states and municipalities, and certain corporate securities. Matrix pricing is a mathematical technique widely used in the banking industry to value investment securities without relying exclusively on quoted prices for specific investment securities, but rather relying on the investment securities’ relationship to other benchmark quoted investment securities. In certain cases where Level 1 or Level 2 inputs are not available, securities would be classified within Level 3 of the hierarchy.

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 14 – Fair Value Accounting – continued
The following table presents the fair value measurements of assets recognized in the accompanying consolidated balance sheets measured at fair value on a recurring basis and the level within the valuation hierarchy in which the fair value measurements fall at December 31, 2010 and 2009 (000s omitted):

	Level 1	Level 2	Level 3	Fair Value
December 31, 2010
U.S. Government Agency	$—	$1,361	$—	$1,361
Municipal securities	—	657	—	657
Mortgage backed securities	—	928	—	928
Corporate bonds	—	254	—	254

Securities available for sale	$—	$3,200	$—	$3,200

December 31, 2009
U.S. Government Agency	$—	$2,360	$—	$2,360
Municipal securities	—	204	—	204
Mortgage backed securities	—	1,109	—	1,109
Corporate bonds	—	—	—	—

Securities available for sale	$—	$3,673	$—	$3,673

Following is a description of the inputs and valuation methodologies used for instruments measured at fair value on a non-recurring basis and recognized in the accompanying consolidated balance sheets, as well as general classification of those instruments under the valuation hierarchy.
Impaired Loans
Loans for which it is probable the Corporation will not collect all principal and interest due according to the contractual terms are measured for impairment. The fair value of impaired loans is estimated using one of three methods; market value, collateral value, or discounted cash flow. Those impaired loans not requiring an allowance represent loans for which the fair value of collateral exceeds the recorded investment. When the fair value of the collateral is based on an observable market price or current appraised value, the impaired loan is classified within Level 2. When a market value is not available or management applies a discount factor to the appraised value, the Corporation records the impaired loan in Level 3.
The following table presents the fair value measurements of assets recognized in the accompanying consolidated balance sheets measured at fair value on a non-recurring basis and the level within the valuation hierarchy in which the fair value measurements fall at December 31, 2010 (000s omitted):

December 31, 2010	Balance	Level 1	Level 2	Level 3	Losses
Impaired Loans	$2,994	$—	$—	$2,994	$200

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 15 – Minimum Regulatory Capital Requirements
Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The prompt corrective action regulations provide four classifications, well capitalized, adequately capitalized, undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The Bank was well-capitalized as of December 31, 2010 and 2009.
The Bank’s actual capital amounts and ratios as of December 31, 2010 and 2009 are presented in the following table (000s omitted):

			For Capital		To be
	Actual		Adequacy Purposes		Well-Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010
Total risk-based capital (to risk weighted assets) Bank of Birmingham	$10,334	10.6%	$7,834	8.0%	$9,792	10.0%

Tier I capital (to risk weighted assets) Bank of Birmingham	$9,117	9.3%	$3,917	4.0%	$5,875	6.0%

Tier I capital (to average assets) Bank of Birmingham	$9,117	8.1%	$4,477	4.0%	$5,597	5.0%

As of December 31, 2009
Total risk-based capital (to risk weighted assets) Bank of Birmingham	$9,467	12.0%	$6,318	8.0%	$7,897	10.0%

Tier I capital (to risk weighted assets) Bank of Birmingham	$8,468	10.7%	$3,159	4.0%	$4,738	6.0%

Tier I capital (to average assets) Bank of Birmingham	$8,468	9.4%	$3,590	4.0%	$4,488	5.0%

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 16 – QUARTERLY RESULTS OF OPERATIONS (unaudited)
The following table summarizes the Corporation’s quarterly results for the years ended December 31, 2010 and 2009 (000s omitted):

	4th	3rd	2nd	1st
	Quarter	Quarter	Quarter	Quarter
2010
Interest income	$1,501	$1,531	$1,436	$1,283
Interest expense	327	337	352	324

Net interest income	1,174	1,194	1,084	959
Provision for loan losses	49	256	177	112
Non-interest income	21	27	42	35
Non-interest expense	977	867	815	853

Income before income taxes	169	98	134	29
Income tax expense (benefit)	—	—	—	—

Net income	169	98	134	29
Effective dividend on preferred stock	48	48	49	47

Net income (loss) applicable to common shareholders	121	50	85	(18)

Basic and diluted income per share	$0.07	$0.03	$0.04	$(0.01)

	4th	3rd	2nd	1st
	Quarter	Quarter	Quarter	Quarter
2009
Interest income	$1,153	$1,085	$938	$883
Interest expense	340	337	328	340

Net interest income	813	748	610	543
Provision for loan losses	300	32	115	34
Non-interest income	21	27	25	26
Non-interest expense	1,538	866	992	848

Income (loss) before income taxes	(1,004)	(123)	(472)	(313)
Income tax expense (benefit)	—	—	—	—

Net income (loss)	(1,004)	(123)	(472)	(313)
Effective dividend on preferred stock	41	26	9	—

Net income (loss) applicable to common shareholders	(1,045)	(149)	(481)	(313)

Basic and diluted income per share	$(0.58)	$(0.08)	$(0.27)	$(0.17)

BIRMINGHAM BLOOMFIELD BANCSHARES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 17 – SHAREHOLDERS’ EQUITY
Participation in the TARP Capital Purchase Program
On April 24, 2009, the Corporation entered into a Securities Purchase Agreement with the U.S. Treasury under the Capital Purchase Program. Pursuant to the Securities Purchase Agreement, the Corporation issued and sold to the Treasury (i) 1,635 shares of the Corporation’s Series A Preferred Shares (liquidation preference $1,000 per share, and (ii) the Warrant to purchase 82 shares of the Corporation’s preferred stock (preferred stock B) which was immediately exercised (liquidation preference $1,000 per share). The total proceeds received of $1,635,000 were allocated between the Series A and Series B stock on a relative fair value basis. The discount/premium will be amortized over a five year period.
On December 18, 2009 we issued 1,744 shares of Series C, no par value ($1,000 liquidation preference per share) fixed rate cumulative perpetual preferred stock (Preferred Stock) to the U.S. Treasury in exchange for $1,744,000 under the Capital Purchase Program (CPP). The same rules and restrictions below apply to all preferred stock issued under the program. All of the Preferred Stock qualifies as Tier 1 capital.
As a result of the CPP transaction, the Corporation is required to take certain actions, for so long as the Treasury holds any securities acquired from the Corporation pursuant to the CPP, to ensure that its executive compensation and benefit plans with respect to Senior Executive. The applicable executive compensation standards generally remain in effect during the CPP Period and apply to the Corporation’s Senior Executive Officers, which includes the Corporation’s Chief Executive Officer, its Chief Financial Officer, and the next three most highly-compensated executive officers.
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

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operation
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
BACKGROUND
The Corporation is a Michigan corporation that was incorporated in 2004 to serve as the holding company for a Michigan state bank, Bank of Birmingham (“Bank”). The Bank is a full service commercial bank headquartered in Birmingham, Michigan. The Bank serves businesses and consumers across Oakland and Macomb counties with a full range of lending, deposit and Internet banking services. The net income of the Corporation is derived primarily from net interest income. Net interest income is the difference between interest earned on the Bank’s loan and investment portfolio’s and the interest paid on deposits and borrowings. The volume, mix and rate of interest-bearing assets and liabilities determine net interest income.
OPERATIONS
The Corporation’s (and the Bank’s) main office is located at 33583 Woodward Avenue, Birmingham, MI 48009. The building is a free-standing one story office building of approximately 8,300 square feet. The Bank also operated a branch office at 4145 West Maple Road in Bloomfield Township, MI, which was unprofitable and closed on January 18, 2010. The main office lease commenced in October 2005 and the Bank exercised its first renewal option resulting in the lease being extended until October 2025. The main office lease has an additional ten year renewal option. The office lease related to the closed Bloomfield Township branch commenced in March 2006 and was terminated effective January 18, 2010 by an agreement with the leaseholder executed in October of 2009. See Note 8 of the Notes to Consolidated Financial Statements regarding additional lease information.
The Bank will continue to focus on the lending, deposit and general banking needs in the community it serves. The Bank will investigate additional product and service offerings and will consider offering those that will be of benefit to our customers and the Bank.
ECONOMIC TRENDS
The general economy exhibited marginal improvement in 2010 but still remains weak. Gross Domestic Product reported a full year of positive economic growth mainly as the result of increased personal consumption but this positive trend has not had a meaningful impact on several key factors negatively affecting the performance of the banking industry, including unemployment rates, residential foreclosure activity, bankruptcy filings, consumer confidence and market uncertainty.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operation
The local economy in our core market continues to demonstrate fundamental weakness. Residential and commercial real estate prices remain depressed, commercial vacancy rates are elevated, the unemployment rate is among the highest in the country, residential foreclosure filings are at historical levels, manufacturing production activity is limited and based on the recent US Census; Michigan is the only state in the union with a declining population. The combination of these elements continue to have a negative impact on the business environment of the state and future opportunities for the Bank.
MARKET DEVELOPMENTS
Deposit Insurance
The standard maximum deposit insurance amount increased to $250,000 due to the passage of the Dodd—Frank Wall Street Reform and Consumer Protection Act in 2010.
Other
On July 21, 2010, the President signed into the law the Dodd—Frank Wall Street Reform and Consumer Protection Act. The legislation is comprehensive in scope, providing for significant changes to the structure of federal financial regulation and new substantive requirements that apply to a broad range of market participants. The Act also mandates significant changes to the authority of the Federal Reserve and the Securities and Exchange Commission as well as enhanced oversight and regulation of banks and non-bank financial institutions.
REGULATION
The growth and earnings performance of the Bank and the Holding Company may be affected by a myriad of Federal and state laws and various governmental regulatory authorities including, but not limited to, the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the Federal Deposit Insurance Corporation (the “FDIC”), the Michigan Office of Financial and Insurance Regulation (the “OFIR”), the Internal Revenue Service and state taxing authorities as well as by management decisions and general economic conditions. These laws and agencies regulate the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The effect of such statutes, regulations and policies can be significant and cannot be predicted with a high degree of certainty.
EXECUTIVE SUMMARY
In 2010, the Corporation reported the first year of profitability, generating net income of $431,000 and income available to common shareholders after preferred dividends of $238,000 or $0.13 per share of common stock. This was achieved as a result of an increase in net interest income and reductions in non-interest expenses. Net interest income for 2010 increased 63.6% to $4,412,000 compared to $2,697,000 in 2009. This was achieved by growing the aggregate level of earning assets, increasing asset yields on loans and lowering the overall funding cost, despite an increase in total deposits. Net interest margin for 2010 was 4.32%, compared to 3.51% in 2009. The earning asset increase was directly attributable to the 26.0% increase in loan balances during 2010. The Bank continues to focus on quality organic loan growth in our core market areas. In addition, the Corporation expanded the portfolio of products available to customers by providing SBA lending to commercial customers and starting a residential mortgage lending operation. The loans generated by the mortgage operation and the guaranteed portions of the SBA loans are expected to be sold to investors on the secondary market.
The two new programs are expected to supplement the future profitability of the Bank and enhance non-interest income production. Management will continue to focus on opportunities to grow the franchise, reduce costs, improve efficiency and increase revenue.
Total non-interest expense experienced a decline of 16.7% to $3,513,000 in 2010 from $4,215,000 for the same period of 2009. The major component of the decline related to the closure of the Bloomfield branch. The total impairment charged to earnings was $609,330 and recognized in the fourth quarter of 2009. The Bank remains focused on improving efficiency and reducing the operating cost structure of the organization to be more comparable with peer banks. The Corporation provided $593,750 in provision for loan losses in 2010, an increase from the $480,380 allocated in 2009. The increase was a result of loan growth and higher levels of charge offs. The elevated level of charge off activity was isolated to specifically identified loans with collateral deficiencies and is not indicative of the credit quality of the general loan portfolio. As of December 31, 2010, the Bank had 1 loan classified as non-accrual, and no additional past due credits.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operation
Despite the difficult economic conditions, the Corporation was able to grow total assets to $110,335,000 during 2010, an increase of 19.1% compared to the prior year. The asset increase was the result of continued growth in portfolio loans, primarily commercial and commercial real estate. Total loans reached $100,379,000 in 2010, an increase of $20,723,000 from 2009. The growth was achieved by focusing on organic opportunities in our core markets and by expanding the product profile of the Bank. The allowance for loan losses marginally declined to 1.44% of total portfolio loans in 2010 from 1.47% in 2009 and total non-performing assets increased 298,000 and represent 0.30% of total loans in 2010. The Bank experienced an increase in charge-off activity during 2010 due to the deterioration in a few specific credits; however the overall quality of the portfolio remains strong and supports the level of loan loss reserve coverage based on the analysis of the loan population. Late in 2010, the Bank established a residential mortgage operation to originate mortgage loans to be sold to investors in the secondary market. At December 31, 2010, the Bank had a total of $322,500 in residential mortgage loans held for sale. Total deposits increased $15,785,000 in 2010 to $97,250,000. The composition of the deposit portfolio continues to evolve as the Bank attempts to diversify the mix and reduce overall funding costs. The strategy was successful in 2010 as the level of deposits increased 19.4%, but total interest expense remained flat. The largest dollar increases were realized in non-interest bearing accounts and CD balances. The increase in deposit balances was used to fund loan growth and provide additional liquidity. Total shareholder’s equity increased $258,000, due to the earnings of the Corporation. The Bank remains “well capitalized” based on regulatory capital guidelines and maintains an 8.15% Tier 1 capital ratio. Management monitors the capital levels of the Bank to provide for current and future business opportunities and to meet regulatory guidelines for “well capitalized” institutions.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operation
Selected Financial Information
The following sets forth the selected consolidated financial data for the years ended December 31, 2006 — 2010.
(Dollars in thousands except per share data)

	2010	2009	2008	2007	2006
Interest income	$5,752	$4,043	$3,327	$2,463	$379
Interest expense	1,340	1,346	1,387	1,090	158

Net interest income	4,412	2,697	1,940	1,373	221
Provision for loan losses	594	480	384	465	195
Non-interest income	126	85	99	132	13
Non-interest expense	3,513	4,215	3,167	3,723	3,002

Income (loss) before income taxes	431	(1,913)	(1,512)	(2,683)	(2,963)
Income tax expense	—	—	—	—	—

Net income (loss)	431	(1,913)	(1,512)	(2,683)	(2,963)
Effective dividend on preferred stock	193	75	—	—	—

Net income (loss) — common shareholders	$238	$(1,988)	$(1,512)	$(2,683)	$(2,963)

Basic and diluted income per share	$0.13	$(1.10)	$(0.84)	$(1.49)	$(1.65)

Total Assets	110,335	92,637	67,299	47,260	23,704
Securities, available for sale	3,200	3,673	3,880	2,596	—
Total gross loans	100,379	79,656	56,841	37,107	12,914
Allowance for loan losses	1,448	1,174	710	560	195
Total deposits	97,250	81,465	57,748	36,262	10
Secured borrowings	1,469	—	—	—	—
Shareholders’ equity	10,986	10,728	9,312	10,760	13,338

Net interest margin	4.32%	3.51%	3.31%	3.63%	4.90%
Return on average assets	0.40%	-2.38%	-2.47%	-6.43%	-16.60%
Return on average common equity	5.80%	-23.32%	-15.19%	-21.39%	-23.09%
Equity / Assets	10.0%	11.6%	13.8%	22.8%	56.3%
Total loans / Total deposits	103.2%	97.8%	98.4%	102.3%	126.2%
Book value per common share (1)	$4.21	$4.08	$5.17	$5.98	$7.41
Non-accrual loans / Total loans	0.30%	0.00%	0.00%	0.00%	0.00%
Allowance for loan losses / Total loans	1.44%	1.47%	1.25%	1.51%	1.51%

(1)	Book value per common share is computed by subtracting the amount of preferred stock from total stockholders’ equity divided by the average number of common shares outstanding.
Cash and Cash Equivalents
Cash and cash equivalents decreased $2,392,000, or 30.8%, to $5,366,000 at December 31, 2010. The reduction was the result of deploying excess liquidity into earning assets to improve margin and increase revenue.
Investments
Total securities available-for-sale declined $473,000 to $3,200,000 at December 31, 2010, compared to $3,673,000 at December 31, 2009. The portfolio experienced a significant volume of activity during 2010 as investments with a book value of $3,265,000 were redeemed. The proceeds from the transactions were used to reinvest in the market or fund loan growth. A total of $2,976,000 of new securities were purchased in 2010. The Corporation had no held-to-maturity securities as of December 31, 2010 and 2009.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operation
The following table presents the maturity schedule of all securities (based on estimated fair value) held and weighted average yield of those securities, as of December 31, 2010 (000s omitted):

	0 – 1	1 – 5	5 – 10	Over 10
	Year	Years	Years	Years	Total
U.S. Treasury & Government Agency	$1,002	$359	$—	$—	$1,361
Weighted average yield	2.00%	2.09%	0.00%	0.00%	2.02%
Municipal securities	$201	$456	$—	$—	$657
Weighted average yield	3.25%	2.70%	0.00%	0.00%	2.87%
Mortgage Backed securities	$—	$630	$298	$—	$928
Weighted average yield	0.00%	6.41%	5.67%	0.00%	6.17%
Corporate bonds	$—	$254	$—	$—	$254
Weighted average yield	0.00%	3.47%	0.00%	0.00%	3.47%
FHLB Stock	$—	$—	$—	$160	$160
Weighted average yield	0.00%	0.00%	0.00%	0.00%	0.00%
Maturity information does not incorporate any call provisions that the various securities may contain. Mortgage-backed securities do not have specific maturity dates, and thus have been incorporated into the above table as a separate maturity column. The Federal Home Loan Bank stock is restricted for sale back to the Federal Home Loan Bank. Its carrying value is equal to its estimated fair value above. An analysis of the amortized cost and estimated fair market value of the investment portfolio is contained in Note 2 to the Corporation’s Consolidated Financial Statements.
Loans, Credit Quality and Allowance for Loan Losses
The following table summarizes the mix of the Corporation’s loan portfolio at December 31, 2010 and 2009 (000s omitted):

	2010	2009
Real estate mortgage	$76,676	$61,533
Construction	2,024	518
Commercial and industrial	20,776	17,186
Consumer installment	964	512
Deferred loan fees and costs	(61)	(93)

Total loans	$100,379	$79,656
Total portfolio loans increased $20,723,000 or 26.0%, to $100,379,000 at December 31, 2010. As noted in Note 3 to the consolidated financial statements, the categories with the largest dollar increase were commercial real estate and commercial industrial which increased $13,112,000 and $3,590,000, respectively. The growth in the commercial lending area was the direct result of a continued investment in business development efforts and expanded lending options that include the addition of SBA 504 and 7(a) loan products. Residential real estate mortgages increased $2,027,000 during 2010 and construction loans increased $1,506,000. This increased activity was due to new opportunities within our market and strategic decisions to modify the mix of the portfolio. Management expects continued loan growth in 2011, with an emphasis on diversifying the portfolio to reduce concentrations.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operation
The following table presents the remaining maturity of total loans outstanding for the categories shown at December 31, 2010, based on scheduled principal repayments, as well as categorized as fixed or variable rate loans (000s omitted):

	0 – 1	1 – 5	Over 5
	Year	Years	Years	Total	Fixed	Variable
Real estate mortgage	$8,421	$46,119	$22,137	$76,677	$47,565	$29,112
Construction	774	1,250	—	2,024	—	2,024
Commercial and industrial	8,723	11,615	438	20,776	10,550	10,226
Consumer installment	529	434	—	963	566	397

Total loans	$18,447	$59,418	$22,575	$100,440	$58,681	$41,759

The majority of loans originated by the Bank have a maturity which will occur within five years. Closed-end commercial loans, though they may mature within five years, typically have principal amortization periods that exceed five years. Principal balances on commercial lines of credit are typically due in full at maturity (generally one year).
The Bank established a new residential mortgage loan operation in the fall of 2010. The function of the new operation is the origination of single family residential mortgage loans to be sold in the secondary market. Mortgage loans held for sale totaled $322,500 at December 31, 2010. Management expects to emphasize this product to expand the services available to customers and increase non-interest income. Loans closed are generally in the held for sale category for less than 30 days and are committed for sale prior to funding.
In 2010, the Bank received approval to generate SBA loans. The loans generated under the SBA program provide a partial government guarantee and are generally sold in the secondary market. This product will help improve the non-interest income earnings capacity of the Bank and continue the strategic efforts to diversify the portfolio mix. The Bank was successful in selling $1,469,000 in SBA loans during 2010.
Management evaluates the condition of the loan portfolio on a quarterly basis or more frequently when warranted, to determine the adequacy of the allowance for loans losses. The allowance for loan losses is maintained at a level believed to be adequate to cover losses on individually evaluated loans that are determined to be impaired and on groups of loans with similar risk characteristics that are collectively evaluated for impairment. Estimated credits losses represent the current amount of the loan portfolio that is probable the institution will be unable to collect given the facts and circumstances as of the evaluation date. Management’s evaluation of the allowance is based on consideration of actual loss experience, the present and prospective financial condition of borrowers, adequacy of collateral, industry concentrations within the portfolio, various environmental factors and general economic conditions. Loans individually evaluated for impairment are measured using one of the three standard methods and provided a specific allowance. Management believes that the present allowance is adequate given the size, complexity and risk profile of the current portfolio.
The allowance for loan losses was $1,448,000, or 1.44% of total portfolio loans at December 31, 2010 compared to $1,174,000 or 1.47% at December 31, 2009. The total dollar amount of allowance for loan losses increased as the Bank was successful in growing the loan portfolio.
Although management believes that the allowance for credit losses is adequate to absorb losses as they arise, there can be no assurance that the Bank will not sustain losses in any given period that could be substantial in relation to the size of the allowance for credit losses. It must be understood that inherent risks and uncertainties related to the operation of a financial institution require management to depend on estimates, appraisals and evaluations of loans to prepare the Corporation’s financial statements. Changes in economic conditions and the financial prospects of borrowers may result in changes to the estimates, appraisals and evaluations used. In addition, if circumstances and losses differ substantially from management’s assumptions and estimates, the allowance for loan losses may not be sufficient to absorb all future losses and net income could be adversely impacted.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operation
Off-Balance Sheet Items
The following is a summary of outstanding commitments by the Bank to grant loans, unfunded commitments under lines of credit and letters of credit at December 31, 2010 and 2009 (000s omitted):

	2010	2009
Commitments to extend credit	$13,564	$9,570
Unfunded commitments under lines of credit	12,914	9,636
Commercial standby letters of credit	803	603

Total commitments	$27,281	$19,809
Outstanding commitments to grant loans, lines of credit and letters of credit increased $7,472,000, or 37.7% to $27,281,000 at December 31, 2010 from $19,809,000 at December 31, 2009. The increase in commitments to extend credit and unfunded commitments under lines of credit is primarily due to funding of new loan commitments made during 2010. Management does not expect that all commitments will result in funded loans.
Deposits and Short-term Financing
Total deposits increased $15,785,000 to $97,250,000 at December 31, 2010. The categories experiencing the largest increase were non-interest bearing demand, savings accounts and CDs account greater than $100,000. Non-interest bearing demand account balances increased $5,695,000 during the year and consist primarily of commercial DDA customers. The increase was a result of focused business development efforts and improving the acquisition of deposit relationships associated with current loan customers. Savings account balances increased $4,736,000 during 2010 as customers were willing to sacrifice yield to maintain balances in more liquid accounts. Time deposits greater than $100,000 increased $6,074,000 during the year and represents the largest single source of funding for the Bank. The increase is attributable to special rate promotions and participation in an on-line marketing service which facilitates deposit acquisition in the wholesale CD market. The Bank does not hold any brokered deposits.

	As of December 31, 2010		As of December 31, 2009
	Balance	Percentage	Balance	Percentage
Non-interest bearing demand	$14,190	14.59%	$8,495	10.43%
NOW accounts	7,897	8.12%	7,894	9.69%
Money market	8,179	8.41%	7,815	9.59%
Savings	16,521	16.99%	11,785	14.47%
Time deposits < $100,000	12,153	12.50%	13,240	16.25%
Time deposits >$100,000	38,310	39.39%	32,236	39.57%

Total deposits	$97,250	100.00%	$81,465	100.00%
At December 31, 2010, the Bank has $1,469,000 in secured borrowings outstanding. The balance in this category represents the secured liability associated with the sale of two SBA loans in fourth quarter of 2010. Based on existing accounting guidelines and sale structure of the transaction, the Bank is required to recognize a secured liability on the sale of the guaranteed portion of SBA loans until the redemption period has expired. The redemption period term is 90 days. The Bank did not utilize discount window or FHLB advances during 2010.
SHAREHOLDERS’ EQUITY
Total shareholders’ equity was $10,986,000 at December 31, 2010, an increase of $258,000 from December 31, 2009. The increase is attributable to the net income after preferred dividend of the Corporation. The additional paid-in-capital represents an offset to the expense recognized for the costs associated with stock options issued to certain employees. Accumulated other comprehensive income includes net unrealized gains on the Bank’s available-for sale investment securities as noted in Note 2. The Corporation’s subsidiary Bank remains classified as “well capitalized” based on regulatory capital guidelines and maintains a 8.1% Tier 1 ratio.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operation
RESULTS OF OPERATIONS
Net Income
The Corporation reported net income of $238,000 for 2010 compared to a net loss of $1,988,000 for 2009. It was the first full year of profitability for the Corporation. The positive performance was the result of an increase in net interest margin, growth in non-interest income and reduction in operating expenses as the Bank was successful in controlling costs.
Net Interest Income
Net interest income for the period ended December 31, 2010 totaled $4,412,000, an increase of 63.6% compared to the prior year. The increase was a result of earning assets growth, loan yield improvement and a reduction in total funding costs. The earning asset growth was concentrated in loan volume, providing the largest benefit to interest income. The loan growth was due to market opportunities resulting from less competition and focused business development efforts. Total average interest bearing deposit accounts increased $20,640,000 in 2010 but total interest expenses declined $6,000. The lower cost of funds was achieved by a change in pricing strategy to be more competitive in the local market and the decision by the Federal Reserve to maintain rates at historic lows.
Net interest income for the period ended December 31, 2009 increased 41.2% or $757,000 compared with the previous year. Average loan yields and interest bearing due from banks yields dropped by 24 basis points and 203 basis points respectively as the impact of rate changes that took effect in late 2008 impacted the full year of 2009. The net interest margin increased 20 basis points to 3.51% for 2009 versus 3.31% for 2008 primarily due to the reduction in cost of funds from 3.87% in 2008 to 2.14% in 2009. The lower cost of funds was achieved by a change in deposit pricing philosophy and runoff of higher rate term certificates of deposit, and / or rollover of the higher rate certificates into lower rate products.
The Corporation’s net interest margin increased 81 basis points to 4.32% for the year ended December 31, 2010 compared to 3.51% for the same period in 2009, while spread increased 89 basis points over the same period. The increase in both spread and net interest margin was attributable to a decrease in the cost of funds and improvement in loan yields. The yield on loans increased to 6.33% for the year ended December 31, 2010 and total funding costs decreased to 1.61% for the same period. The cost of funds decreased due to a reduction in the rate on Time Deposits. This was achieved by participating in an online marketplace to generate deposits at attractive rates.
The Corporation’s net interest margin increased 20 basis points, to 3.51% for the year ended December 31, 2009 compared to 3.31% for the same period in 2008, while the spread increased 48 basis points over the same period. The increase was the result of decreases in the cost of funds from the lower interest environment and management’s efforts to reduce costs and restructure the balance sheet to help mitigate the effect of changing interest rates. The yield on loans receivable decreased to 5.96% for the year ended December 31, 2009 down from 6.20% for the prior year. The combination of reduced yields on investments and Fed funds sold rates negatively impacted margin and earnings for the year.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operation
The following table presents the Corporation’s consolidated average balances of interest-earning assets, interest-bearing liabilities, and the amount of interest income or interest expense attributable to each category, the average yield or rate for each category, and the net interest margin for the years ended December 31, 2010, and 2009 (000s omitted).
Average loans are presented net of unearned income and the allowance for loan and lease losses. Interest on loans includes loan fees.

	2010			2009
	Average		Yield/	Average		Yield/
	Balance	Interest	Rate	Balance	Interest	Rate
Interest-earning assets:
Interest-bearing balances with other financial institutions	$9,537	$29	0.31%	$5,672	$27	0.47%
Federal funds sold	1,197	2	0.11%	2,983	4	0.14%
Federal funds sold	3,939	133	3.38%	3,736	152	4.06%
Loans receivable	89,969	5,588	6.21%	64,992	3,860	5.94%

Total interest-earning assets	104,641	5,572	5.50%	77,383	4,043	5.22%
Non-interest earning assets:
Cash and due from banks	634			1,370
All other assets	1,258			1,559

Total assets	$106,532			$80,312

Interest-bearing liabilities:
NOW accounts	$7,667	$35	0.46%	$7,919	64	0.81%
Money markets	9,441	62	0.65%	10,027	114	1.14%
Savings deposits	15,612	157	1.01%	8,646	139	1.61%
Time deposits	50,659	1,084	2.14%	36,187	1,028	2.84%

Total interest-bearing deposits	83,379	1,338	1.60%	62,779	1,345	2.14%
Short term borrowings	40	2	6.00%	—	—	0.00%

Total interest-bearing liabilities	$83,419	$1,340	1.61%	$62,779	1,345	2.14%
Non-interest bearing demand deposits	12,016			7,269
Other liabilities	274			366

Total liabilities	95,709			70,414
Shareholders’ equity	10,823			9,898

Total liabilities and shareholders’ equity	$106,532			$80,312

Net interest income		$4,412			$2,697
Net spread			3.89%			3.08%
Net interest margin (1)			4.22%			3.49%

(1)	Net interest earnings divided by average interest-earning assets.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operation
The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Corporation’s interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (ii) changes attributable to changes in rate and (iii) the net change (the sum of the prior columns). The changes attributable to the combined impact of volume and rate have been allocated on a proportional basis between changes in rate and volume (000s omitted):

	2010 compared to 2009			2009 compared to 2008
	Net	Increase/(decrease) due to		Net	Increase/(decrease) due to
	Change	Volume	Rate	Change	Volume	Rate
Interest-earning assets:
Interest-bearing balances with other financial institutions	$2	$14	$(12)	$25	$26	$(1)
Federal funds sold	(3)	(2)	(1)	(112)	(51)	(61)
Securities available-for-sale	(19)	8	(27)	13	37	(24)
Loans receivable	1,729	1,544	185	824	976	(152)

Total interest income	$1,709	$1,564	$145	$750	$988	$(238)

Interest-bearing liabilities:
NOW Accounts	$(29)	$(2)	$(27)	$(89)	$3	$(93)
Money markets	(52)	(6)	(46)	(153)	(42)	(111)
Savings deposits	18	84	(66)	127	140	(12)
Time deposits	55	348	(293)	73	445	(372)

Total interest-bearing deposits	(8)	424	(432)	(42)	546	(588)
Short term borrowings	2	2	—	—	—	—

Total interest expense	$6	$426	$(432)	$(42)	$546	$(588)
Net change in net interest income	$1,715	$1,138	$577	$792	$442	$350

Provision for Loan Losses
The provision for loan losses was $594,000, $480,000 and $384,000 for the years ended December 31, 2010, 2009 and 2008, respectively. See “Loans, Credit Quality and Allowance for Loan Losses” and Note 3 in the consolidated financials for additional information.
Non-interest Income
Non-interest income increased 47.3% to $126,000 for the year ended December 31, 2010 compared to $85,000 for the same period in 2009. The growth in non-interest income was the result of an increase in service charges on deposit account, gain on sale of mortgage loans and other income activity. Service charges increased $10,000 in 2010 relative to 2009 as the volume of deposit accounts increased generating additional revenue. Other non-interest income increased by $20,000 during 2010 as the Corporation received broker fees for originating residential mortgage loans and recognized gains on the disposal of select assets from the Bloomfield branch closure.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operation
Non-interest income for 2009 decreased by $14,000 or 14.1% to $85,000 for December 31, 2009 compared to $99,000 for the same period in 2008. Deposit fees and charges marginally decreased to $42,000 in 2009 relative to $45,000 in 2008. Other non-interest income decreased by 20.5% to $43,000 in 2009 compared to $54,000 for the year ended December 31, 2008. The difference was directly attributable to a reduction in the gains recognized on investment calls/sales.
Non-interest Expense
Non-interest expense for the year ended December 31, 2010 decreased $702,000 to $3,513,000, a reduction of 16.7%. Excluding the one-time branch closure costs of $609,000, the net reduction in non-interest expense for the year ended December 31, 2010 was $93,000. Salaries and Benefits expense increased $70,000 as a result of increased staffing levels to accommodate asset growth and the addition personnel for the residential mortgage operation. Occupancy and equipment expense decreased $209,000 in 2010 compared to 2009 as costs associated with maintaining the Bloomfield branch location were eliminated. Advertising expense increased 86% during 2010 as the Corporation implemented various marketing campaigns to generate new business growth. In 2010, professional fees increased $18,000 compared to 2009, as the Corporation experienced an increase in audit related expenses and other consulting charges related to the creation of the mortgage operation and implementation of other strategic corporate initiatives.
Non-interest expense for the year ended December 31, 2009 increased $438,000 or 13.9% to $3,606,000 before the one-time charge to earnings for the closure of the unprofitable branch location from $3,167,000 for the same period in 2008. Including the one-time charge to earnings, 2009 costs increased 33.1% or $1,048,000 as compared to 2008. Salaries and Benefits expense increased $149,000 due to the addition of staff (Chief Financial Officer and additional relationship manager) in addition to new contract salaries for Mr. Farr and Mr. Krajacic that went into effect mid-year. Data processing expenses grew to $212,000 in 2009 versus $74,000 in 2008. These expenses are tied to increased volumes and the deployment of remote deposit capture to commercial customers. Professional fees increased $95,000 to $374,000 or 34.3% during 2009 compared to $278,000 for 2008. Increased audit charges due to asset growth, legal fees related to commercial credits and other consulting charges related to cash management services accounted for the increase. Other non-interest expense increased $208,000 over 2008 due primarily to the increased charges by the FDIC for deposit insurance in the amount of $167,000, increased business development expenses, and higher telecommunication costs.
Income Taxes
No income tax expense or benefit was recognized in 2010, 2009 or 2008 due to the tax loss carry-forward position of the Corporation. See Note 7 to the financial statements. An income tax benefit may be booked in future periods when management demonstrates profitability will be sustainable for the foreseeable future.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operation
LIQUIDITY AND CAPITAL RESOURCES; ASSET/LIABILITY MANAGEMENT
The management team has responsibility for developing and recommending liquidity and risk management policies including but not limited to the determination of internal operating guidelines, contingency plans, change management and pricing to the Asset/Liability Committee (ALCO) of the Board of Directors. Management ensures that the liquidity of a bank allows it to provide funds to meet its cash flow needs, such as loan requests, outflows of deposits, other investment opportunities and general operating requirements, under multiple operating scenarios. While the current structure of the Corporation and the Bank are not complex, the objective in the management of liquidity and capital resources is to be able to take advantage of business opportunities that may arise. The major sources of liquidity for the Bank have been deposit growth, federal funds sold, and loans which mature within one year. The Bank is also a member of the Federal Home Loan Bank of Indianapolis and has access to funding from the discount window at the Federal Reserve Bank of Chicago. The ALCO committee has also approved alternate funding sources to add flexibility. Large deposit balances which might fluctuate in response to interest rate changes are closely monitored. These deposits consist mainly of certificates of deposit over $100,000. We anticipate that we will have more than sufficient funds available to meet our future commitments. As of December 31, 2010, off balance sheet loan commitments totaled $27,281,000. As a majority of the unused commitments represent commercial and equity lines of credit, the Bank expects, and experience has shown that only a small portion of the unused commitments will normally be drawn upon.
The largest uses and sources of cash and cash equivalents for the Corporation for the year ended December 31, 2010, as noted in the Consolidated Statement of Cash Flows, were primarily loan funding and deposit origination. The uses of cash in investing activities were largely due to the replacement of matured securities.
The following table presents loan commitments by time period as of December 31, 2010 (000s omitted):

		Amount of commitment expiration by period
		Less than 1			More than 5
	Total	Year	1-3 Years	3-5 Years	Years
Commitments to grant loans	$13,564	$13,564	$—	$—	$—
Unfunded commitments under lines of credit	12,914	9,116	58	1,368	2,372
Commercial and standby letters of credit	803	803	—	—	—

Total commitments	$27,281	$23,483	$58	$1,368	$2,372

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

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operation
Contractual Obligations
The following table presents contractual obligations as of December 31, 2010 (000s omitted):

		Payments due by period
		Less than 1			More than 5
	Total	Year	1-3 Years	3-5 Years	Years
Certificates of deposit	$50,463	$29,481	$20,970	$12	$—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	3,938	245	473	493	2,727
Purchase agreements	—	—	—	—	—

Total	$54,401	$29,726	$21,443	$505	$2,727

Long-term obligations consist of time deposits (certificates of deposit) and operating lease obligations. The above schedule represents principal payments only and does not include interest (where applicable).
The Corporation has contractual payments due on time deposits totaling $29,480,000 in 2011. The Corporation anticipates that a significant portion of maturing time deposits will be renewed and retained. Management also anticipates implementing a retail deposit marketing strategy to attract local funds to support continued growth. Depending on the economic and competitive conditions at the time of maturity, the rates paid on renewed time deposits may differ from rates currently paid.
Capital Resources
Management closely monitors capital levels to provide for current and future business needs and to comply with regulatory requirements. Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The Corporation’s objective is to maintain its strong capital position, enhancing its ability to weather adverse conditions and to take advantage of business opportunities that may arise, while keeping the confidence of its customers and regulators. The Bank was well-capitalized as of December 31, 2010 and 2009. The Bank’s regulatory capital levels are presented in Note 15 to the consolidated financial statements.
On April 24, 2009, the Company completed the sale of 1,635 shares of Series A fixed rate, cumulative perpetual preferred stock (liquidation preference of $1,000 per share) and a warrant to purchase 82 shares of Series B fixed rate, cumulative perpetual preferred stock (liquidation preference of $1,000 per share) to the U.S. Treasury. The warrant was immediately exercised by the U. S. Treasury. Dividends on the Series A preferred stock accrue at a rate of 5% per annum for the first five years and 9% per annum thereafter, and the dividends on the Series B preferred stock accrue at a rate of 9% per annum. On December 18, 2009, the Company completed the sale of an additional 1,744 shares of Series C fixed rate cumulative perpetual preferred stock to the U.S. Treasury (liquidation preference $1,000 per share). Dividends on the Series C preferred stock accrue at a rate of 5% per annum for the first five years and 9% thereafter. At December 31, 2010, the Bank’s capital ratios for Tier 1 risk-based and Total risk-based were 9.3% and 10.6%, respectively, compared with 10.7% and 12.0% in 2009. The decrease in the risk-based capital ratios was the result of a marginal increase in equity relative to the increased levels of risk weighted assets due to loan growth at the Bank. The Bank’s tier 1 leverage ratio was 8.1% at December 31, 2010 compared with 9.4% at December 31, 2009.

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operation
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
The Corporation’s market risk exposure is mainly comprised of its vulnerability to interest rate risk. Prevailing interest rates and interest rate relationships in the future will be primarily determined by market factors, which are outside of the Corporation’s control. All information provided in this section consists of forward-looking statements. Reference is made to the section captioned “Forward Looking Statements” in this annual report for a discussion of the limitations on the Corporation’s responsibility for such statements. The following table provides information about the Corporation’s financial instruments that are sensitive to changes in interest rates as of December 31, 2010. The table shows expected cash flows from market sensitive instruments for each of the next five years and thereafter. The expected maturity date values for loans and securities were calculated without adjusting the instruments’ contractual maturity dates for expected prepayments. Maturity date values for interest bearing core deposits were not based on estimates of the period over which the deposits would be outstanding, but rather the opportunity for re-pricing. The Corporation believes that re-pricing dates, as opposed to expected maturity dates, may be more relevant in analyzing the value of such instruments and are reported as such in the following table.
The following table presents principal/notional contractual maturities at December 31, 2010 (000s omitted):
Principal Amount Maturing In:

	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
RATE-SENSITIVE ASSETS
Other interest-earning assets	$4,708	$—	$—	$—	$—	$—	$4,708	$4,708
Average interest rate	0.29%	0.0%	0.0%	0.0%	0.0%	0.0%
Securities available for sale	$200	$—	$600	$500	$950	$837	$3,087	$3,200
Average interest rate	3.25%	0.00%	2.05%	2.00%	2.72%	6.17%
Gross portfolio loans	$16,822	$10,739	$12,308	$21,384	$14,987	$24,139	$100,379	$101,234
Average interest rate	5.91%	6.62%	6.39%	6.71%	6.23%	5.19%

RATE-SENSITIVE LIABILITIES
Savings & interest bearing
Demand deposits	$32,597	$—	$—	$—	$—	$—	$32,597	$32,597
Average interest rate	0.78%	0.00%	0.00%	0.00%	0.00%	0.00%
Time deposits	$29,481	$17,437	$3,090	$443	$12	$—	$50,463	$50,901
Average interest rate	1.99%	2.08%	2.41%	2.76%	2.72%	0.0%
Secured borrowings	$1,469	$—	$—	$—	$—	$—	$1,469	$1,469
Average interest rate	6.00%	0.00%	000%	0.00%	0.00%	0.00%

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operation
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
The following table presents an analysis of our interest-sensitivity gap position at December 31, 2010. All interest-earning assets and interest-bearing liabilities are shown based on the earlier of their contractual maturity or re-pricing date adjusted by forecasted prepayment and decay rates, our historical experience, and the re-pricing and prepayment characteristics of portfolios acquired through acquisition. (000s omitted)

			After		After
			Three		One Year
			Months		but
	Within		but		Within		After
	Three		Within		Five		Five
	Months		One Year		Years		Years		Total
Interest earning assets
Federal funds sold	$66		$—		$—		$—		$66
Interest bearing due from banks	4,556		—		—		—		4,556
Securities	1,245		133		1,405		484		3,248
Loans	24,266		23,523		47,728		5,183		100,700

Total	30,133		23,637		49,113		5,668		108,570

Interest bearing liabilities
NOW accounts	5,923		—		1,974		—		7,897
Money markets	6,134		—		4,130		—		16,521
Savings	12,391		—		2,045		—		8,179
Time deposits less than $100,000	1,643		3,942		6,568		—		12,153
Time deposits > $100,000	1,051		23,076		14,182		—		38,310
Short term borrowings	1,469		—		—		—		1,469

Total	28,611		27,018		30,661		—		$84,529

Rate sensitivity gap	$1,522		$(3,382)		$20,233		5,668

Cumulative rate sensitivity gap			$(1,860)		$18,373		$24,041

Rate sensitivity gap ratio	1.05	X	0.87	X	1.60	X	—	X

Cumulative rate sensitivity gap ratio			0.97	X	1.22	X	1.28	X

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operation
The Corporation currently utilizes static gap analysis and a dynamic net interest income simulation model to measure and monitor interest rate risk. Interest rate risk is the risk to earnings or capital arising from movements in interest rates. Managing rates on earning assets and interest bearing liabilities focuses on maintaining stability in the net interest margin, an important factor in earnings growth and stability. Interest rate risk is examined from both a short term and long term perspective. Short term rate change impacts are measured through rate shock analysis of forecasted earnings. To examine the short term, we analyze earnings at risk, and for longer term risk, we look at the economic value of equity (EVE). The economic value of equity is the difference between the present value of assets and liabilities. Similar to earnings at risk, interest rate shocks are applied to the base set of rates and all present values are then re-computed.
The net interest earnings at risk analysis as of December 31, 2010 reveals that the Bank is liability sensitive and negatively exposed to rising rates in the short term, as a 200 basis point shock would potentially decrease earnings by 4.28%. In addition, the economic value of equity analysis indicates the Bank is exposed to rising rates over the long term as the simulation reports a 1.22% decrease from the base in a 200 basis point rising rate environment. Concerted efforts to improve the structure of the balance sheet have reduced risks associated with interest rate changes. It should be noted, however, the simulations referred to above do not incorporate any management initiated changes that may be used to further mitigate any potentially negative impact of interest rate environment changes. They do provide a conservative estimate of potential interest rate risks for the Bank and Corporation.
CRITICAL ACCOUNTING POLICIES
Allowance for loan losses
The Corporation performs a detailed quarterly review of the allowance for credit losses. The Corporation evaluates those loans classified as substandard, under its internal risk rating system, on an individual basis for impairment. The level and allocation of the allowance is determined primarily on management’s evaluation of collateral value, less the cost of disposal, for loans reviewed in this category. The remainder of the total loan portfolio is segmented into homogeneous loan pools with similar risk characteristics for evaluation. The Corporation uses factors such as, historical portfolio losses, national and local economic trends and levels of delinquency to determine the appropriate level and allocation of the allowance for loans in this grouping. In addition, due to the Corporation’s short operating history, it looks to historical results for similar banks of similar size and those in similar geographic areas as a comparison. The Corporation’s policy dictates that specifically identified credit losses be recognized immediately by a charge to the allowance for credit losses. See also Note 1 to the financial statements. Inherent risks and uncertainties related to determination of adequacy of the allowance for credit losses require management to depend on estimates, appraisals and evaluations of loans to prepare the analysis. Changes in economic conditions and the financial prospects of borrowers may result in changes to the estimates, appraisals and evaluations used. In addition, if circumstances and losses differ substantially from management’s assumptions and estimates, the allowance for credit losses may not be sufficient to absorb all future losses and net income could be significantly impacted.
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

Birmingham Bloomfield Bancshares, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operation
STOCK INFORMATION
The common stock of Birmingham Bloomfield Bancshares, Inc. trades on The OTC Bulletin Board under the ticker symbol “BBBI.” At December 31, 2010, there were 1,800,000 shares of Birmingham Bloomfield Bancshares, Inc. common stock issued and outstanding and approximately 759 shareholders of record.
The following table shows the high and low bid price of our common stock on the OTC Bulletin Board for each quarter of 2010 and 2009. These over-the-counter market quotations reflect inter-dealer prices, with out retail mark-up, mark-down or commissions and may not necessarily represent actual transactions. There is not currently an active public trading market for our common stock.

	High	Low
2010
First Quarter	$4.75	$2.25
Second Quarter	$3.50	$2.60
Third Quarter	$3.25	$2.50
Fourth Quarter	$3.25	$2.00

2009
First Quarter	$5.00	$3.50
Second Quarter	$6.90	$2.25
Third Quarter	$3.00	$2.00
Fourth Quarter	$4.00	$2.00
The Company has not yet paid any dividends on its common stock and does not anticipate that it will in the near future. Because the Company’s principal activity is its ownership of the Bank, its ability to declare and pay dividends is dependent upon the ability of the Bank to declare and pay dividends to it. As a result of the Bank’s startup losses, at December 31, 2010, the Bank’s retained earnings available for the payment of dividends, without approval from its regulators was $0. See Note 9 to the financial statements for a discussion of restrictions on the Bank’s ability to pay dividends.