Form 10-K, Exhibit 13
period 2011-12-31
Birmingham Bloomfield Bancshares
filed 2012-03-30
CIK 1335792

Exhibit 13

BIRMINGHAM BLOOMFIELD BANCSHARES, INC

CONSOLIDATED BALANCE SHEETS

	December 31, 2011	December 31, 2010
Assets
Cash and cash equivalents
Cash	$4,693,585	$5,300,368
Federal funds sold	—	65,936

Total cash and cash equivalents	4,693,585	5,366,304

Securities, available for sale (Note 2)	4,594,761	3,200,002

Federal home loan bank stock	169,900	160,200

Loans held for sale	2,484,829	322,500

Loans (Note 3)
Total portfolio loans	106,297,926	100,378,678
Less: allowance for loan losses	(1,574,350)	(1,448,096)

Net portfolio loans	104,723,576	98,930,582

Premises & equipment (Note 5)	1,395,187	1,359,510
Bank-owned Life Insurance	2,100,000	—
Interest receivable and other assets	4,235,623	995,438

Total assets	$124,397,461	$110,334,536

Liabilities and Shareholders’ Equity
Deposits (Note 6)
Non-interest bearing	$19,662,283	$14,190,295
Interest bearing	88,015,546	83,060,199

Total deposits	107,677,829	97,250,494

Secured borrowings	—	1,469,095
Interest payable and other liabilities	755,090	629,422

Total liabilities	108,432,919	99,349,011

Shareholders’ equity
Senior cumulative perpetual preferred stock series A $1,000 liquidation value per share, 5% Authorized, issued and outstanding – 1,635 shares	—	1,635,000
Discount on senior preferred stock series A	—	(61,027)
Senior cumulative perpetual preferred stock series B $1,000 liquidation value per share, 9% Authorized, issued and outstanding – 82 shares	—	82,000
Premium on preferred stock series B	—	6,634
Senior cumulative perpetual preferred stock series C $1,000 liquidation value per share, 5% Authorized, issued and outstanding – 1,744 shares	—	1,744,000
Senior non-cumulative perpetual preferred stock series D $1,000 liquidation value per share, 1% Authorized, issued and outstanding – 4,621 shares	4,621,000	—
Common stock, no par value Authorized – 4,500,000 shares Issued and outstanding – 1,812,662 and 1,800,000 shares, respectively	17,066,618	17,034,330
Additional paid in capital	493,154	493,154
Accumulated deficit	(6,311,398)	(10,061,474)
Accumulated other comprehensive income	95,168	112,908

Total shareholders’ equity	15,964,542	10,985,525

Total liabilities and shareholders’ equity	$124,397,461	$110,334,536

See notes to consolidated financial statements

BIRMINGHAM BLOOMFIELD BANCSHARES, INC

CONSOLIDATED STATEMENT OF OPERATIONS

	For the Years Ended December 31,
	2011	2010	2009
Interest Income
Interest and fees on loans	$6,243,577	$5,587,997	$3,859,870
Interest on securities	101,239	133,112	151,777
Interest on federal funds and bank balances	20,362	30,500	30,956

Total interest income	6,365,178	5,751,609	4,042,603

Interest Expense
Interest on deposits	1,208,513	1,337,544	1,345,475
Interest on federal funds and short-term borrowings	14,705	2,415	—

Total interest expense	1,223,218	1,339,959	1,345,475

Net Interest Income	5,141,960	4,411,650	2,697,128

Provision for loan losses	234,000	593,750	480,380

Net Interest Income After Provision for Loan Losses	4,907,960	3,817,900	2,216,748

Non-interest Income
Service charges on deposit accounts	55,443	52,266	42,052
Mortgage banking activities	434,338	12,002	—
SBA loan sales	701,588	—	—
Other income	41,399	61,280	43,188

Total non-interest income	1,232,768	125,548	85,240

Non-interest Expense
Salaries and employee benefits	2,755,204	1,641,944	1,571,537
Occupancy expense	518,634	442,456	549,986
Equipment expense	180,674	140,693	242,488
Loss on branch closing	—	—	609,330
Advertising and public relations	191,076	114,612	61,740
Data processing expense	223,179	190,530	211,514
Professional fees	473,438	379,256	373,502
Loan origination	224,324	78,018	48,250
Regulatory assessments	127,941	217,436	233,174
Other expenses	396,805	307,811	313,389

Total non-interest expense	5,091,275	3,512,756	4,214,910

Net Income (Loss) Before Federal Income Tax	1,049,453	430,692	(1,912,922)
Federal income tax	(2,884,715)	—	—

Net Income (Loss)	3,934,168	430,692	(1,912,922)

Dividend on senior preferred stock	129,699	176,330	64,055
Accretion of discount on preferred stock	54,393	16,400	11,207

Net Income (Loss) Applicable to Common Shareholders	$3,750,076	$237,962	$(1,988,184)

Basic and Diluted Income (Loss) per Share	$2.08	$0.13	$(1.10)

See notes to consolidated financial statements

BIRMINGHAM BLOOMFIELD BANCSHARES, INC

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)

	Preferred Stock	Common Stock	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2008	$—	$17,034,330	$466,553	$(8,311,252)	$122,338	$9,311,969

Issue senior preferred stock A	1,635,000					1,635,000
Discount senior preferred stock A	(92,000)					(92,000)
Accretion of preferred stock A	12,573			(12,573)		—
Issue preferred stock B	82,000					82,000
Premium preferred stock B	10,000					10,000
Amortization of pref. stock B	(1,366)			1,366		—
Issue senior preferred stock C	1,744,000					1,744,000
Preferred dividends				(64,055)		(64,055)
Share based payments expense			22,906			22,906
Comprehensive loss:
Net loss				(1,912,922)		(1,912,922)
Change in unrealized gain on securities, net of tax					(8,965)	(8,965)

Total comprehensive loss						(1,921,887)

Balance at December 31, 2009	3,390,207	17,034,330	489,459	(10,299,436)	113,373	10,727,933

Accretion of preferred stock A	18,400			(18,400)		—
Amortization of pref. stock B	(2,000)			2,000		—
Preferred Dividends				(176,330)		(176,330)
Share based payments expense			3,695			3,695
Comprehensive income:
Net income				430,692		430,692
Change in unrealized gain on securities, net of tax					(465)	(465)

Total comprehensive income						430,227

Balance at December 31, 2010	3,406,607	17,034,330	493,154	(10,061,474)	112,908	10,985,525

Redeem senior preferred stock A	(1,635,000)					(1,635,000)
Accretion of preferred stock A	61,027			(61,027)		—
Redeem senior preferred stock B	(82,000)					(82,000)
Amortization of pref. stock B	(6,634)			6,634		—
Redeem senior preferred stock C	(1,744,000)					(1,744,000)
Issue senior preferred stock D	4,621,000					4,621,000
Preferred Dividends				(129,699)		(129,699)
Stock awards		32,288				32,288
Comprehensive income:
Net income				3,934,168		3,934,168
Change in unrealized gain on securities, net of tax					(17,740)	(17,740)

Total comprehensive income						3,916,428

Balance at December 31, 2011	$4,621,000	$17,066,618	$493,154	$(6,311,398)	$95,168	$15,964,542

See notes to consolidated financial statements

BIRMINGHAM BLOOMFIELD BANCSHARES, INC

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Years Ended December 31,
	2011	2010	2009
Cash flows from operating activities
Net income (loss)	$3,934,168	$430,692	$(1,912,922)
Share based payment and stock awards	32,288	3,695	22,906
Provision for loan losses	234,000	593,750	480,380
Gain on sale of loans	(434,337)	—	—
Proceeds from sales of loans originated for sale	14,155,956	—	—
Loans originated for sale	(15,883,948)	(322,500)	—
Accretion of securities	(802)	(5,287)	(5,147)
Gain on calls of securities	—	(237)	(3,028)
Gain on sale of fixed assets	—	(226)	—
Depreciation expense	218,478	180,312	303,360
Loss on disposal of branch assets	—	—	482,830
Deferred income taxes	(2,884,715)	—	—
Net decrease (increase) in other assets	(404,496)	77,332	(699,474)
Net increase (decrease) in other liabilities	125,668	186,068	204,822

Net cash (used in) provided by operating activities	(907,740)	1,143,599	(1,126,273)

Cash flows from investing activities
Net change in portfolio loans	(6,026,994)	(21,042,301)	(22,813,386)
Purchase of securities	(2,775,437)	(2,976,260)	(2,954,862)
Proceeds from calls or maturities of securities	1,200,000	3,264,900	2,999,391
Proceeds from sales of securities	—	—	—
Principal payments on securities	203,066	191,299	—
Purchase of Bank-owned Life Insurance	(2,100,000)	—	—
Purchases of premises and equipment	(254,155)	(50,907)	(42,562)

Net cash used in investing activities	(9,753,520)	(20,613,269)	(22,811,419)

Cash flows from financing activities
Increase in deposits	10,427,335	15,785,008	23,717,451
Net change in short term borrowings	(1,469,095)	1,469,095	—
Proceeds from sale of senior preferred stock	1,160,000	—	3,379,000
Dividend on senior preferred stock	(129,699)	(176,330)	(64,055)

Net cash provided by financing activities	9,988,541	17,077,773	27,032,396

(Decrease) increase in cash and cash equivalents	(672,719)	(2,391,897)	3,094,704

Cash and cash equivalents – beginning of period	5,366,304	7,758,201	4,663,497

Cash and cash equivalents – end of period	$4,693,585	$5,366,304	$7,758,201

Supplemental Information:
Interest paid	$1,277,935	$1,235,563	$1,302,913
Income tax paid	—	—	—
Loans transferred to other real estate	297,806	—	—

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

Servicing Rights - Servicing rights are recognized as assets for the allocated value of retained servicing on loans sold. Servicing rights are expensed in the proportion to, and over the period of, estimated servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates, remaining loan terms and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance.

Income Taxes - Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method the net deferred tax asset or liability is determined based on the tax effects of the various temporary differences between the book and the tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. Valuation allowances are utilized, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Birmingham Bloomfield Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies – continued

Secured Borrowings - The Corporation sells the guaranteed portion of Small Business Administration “SBA” loans to outside investors. Previously, these transactions contained a provision whereby the Corporation must rebate the premium received on the sale if a loan prepays or defaults within 90 days of the loan origination (the “recourse provision”). The transfers were recognized as secured borrowing transactions while the recourse provision is in effect. After the recourse provision expired, the Corporation recognized the outstanding transaction as a sale by decreasing the Corporations loan balance, removing the secured borrowing and recognizing the gain associated with the sale. At December 31, 2010, the guaranteed portion of SBA loans sold with recourse provisions in effect continue to be reported as assets of the Company and the transferred interests totaling $1.469 million were reported as secured borrowings in the balance sheet. The unrecognized gain on these sales total $153,000 was recognized as income after the recourse provision on these loans expired in 2011. On January 28, 2011, the Small Business Administration (“SBA”) released a notice removing the 90-day warranty, or “recourse provision,” on the guaranteed portion of SBA 7(a) loans sold at a premium in the secondary market. This change allowed the Corporation to recognize income from SBA loan sales immediately upon settlement rather than waiting for the expiration of the recourse period.

Other Comprehensive Income - Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income (loss). Certain changes in assets and liabilities, however, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the consolidated balance sheet. Such items, along with net income (loss) are components of comprehensive income. Accumulated other comprehensive income is reported as a separate component of stockholders equity, net of tax, and consists solely of unrealized gain and loss on available for sale investments.

Earnings per Share - Basic earnings per share represents income available to common shareholders divided by the weighted-average number of shares outstanding during the period. Diluted earnings per share includes stock options and organizer warrants. Weighted-average shares outstanding was 1,803,608 for the year ended December 31, 2011, 1,800,000 for the year ended December 31, 2010, and 1,800,000 for the year ended December 31, 2009.

Reclassification - Certain amounts appearing in the prior year’s financial statements have been reclassified to conform to the current year’s financial statements.

Recently Issued Accounting Standards

Comprehensive Income - In June 2011, the FASB issued ASU 2011-05 “Presentation of Comprehensive Income”. This standard requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but continuous statements. This standard eliminates the option to present the components of other comprehensive income as part of the statement of equity. This standard is effective for fiscal years and interim periods with those years beginning after December 15, 2011. The implementation of this standard will only change the presentation of comprehensive income; it will not have an impact on the Company’s financial position or results of operations. In December 2011, the FASB issued ASU 2011-12. This standard defers the requirement to present reclassification adjustments for each component of OCI in both net income and OCI on the face of the financial statements.

ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” This ASU represents the converged guidance of the FASB and the IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. The amendments to the Codification in this ASU are to be applied prospectively. The amendments are effective during interim and annual periods beginning after December 15, 2011. The guidance was adopted in the first quarter of 2012 with no impact to the financial statements.

Birmingham Bloomfield Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies – continued

ASU No. 2011-02, “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring (‘TDR’)” In April, 2011, FASB issued ASU No. 2011-02, intended to provide additional guidance to assist creditors in determining whether a restructuring of a receivable meets the criteria to be considered a troubled debt restructuring. The amendments in this ASU are effective for the first interim or annual period beginning on or after June 15, 2011, and are to be applied retrospectively to the beginning of the annual period of adoption. As a result of applying these amendments, an entity may identify receivables that are newly considered impaired. This guidance was adopted in the current year and the necessary disclosures are included in these financial statements.

Note 2 – Securities

The amortized cost and fair value of securities, with gross unrealized gains and losses, follows at December 31, 2011 and 2010 (000s omitted):

2011	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U. S. Government agency securities	$2,347	$9	$(2)	$2,354
Municipal securities	709	16	(4)	721
Mortgage backed securities	1,145	113	—	1,258
Corporate bonds	250	12	—	262

Sub-Total Available for Sale	$4,451	$150	$(6)	$4,595
FHLB Stock	170	—	—	170

Total Securities	$4,621	$150	$(6)	$4,765

2010	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U. S. Government agency securities	$1,350	$11	$—	$1,361
Municipal securities	650	7	—	657
Mortgage backed securities	837	91	—	928
Corporate bonds	250	4	—	254

Sub-Total Available for Sale	$3,087	$113	$—	$3,200
FHLB Stock	160	—	—	160

Total Securities	$3,247	$113	$—	$3,360

As of December 31, 2011 and 2010, all securities are classified as available for sale. Unrealized gains and losses within the investment portfolio are determined to be temporary. The Bank has performed an analysis of the portfolio for other than temporary impairment and concluded no losses are required to be recognized. Management has no specific intent to sell any securities and it is not more likely than not the Bank will be required to sell any securities before recovery of the cost basis. Management expects to collect all amounts due according to the contractual terms of the security. The unrealized losses reported in the Bank’s investment portfolio are the result of changes in interest rates. The Bank expects to recover the amortized cost of the investment and the length of time the securities have been in a loss position is less than 12 months. The Corporation had three individual securities with gross unrealized losses totaling $6,000 at December 31, 2011 while there were none at December 31, 2010.

Total securities representing $0 and $1,450,000 as of December 31, 2011 and 2010 were pledged to secure public deposits from the State of Michigan. At December 31, 2011, securities with a market value of $3.6 million were pledged to the Federal Home Loan Bank of Indianapolis as collateral to access funding.

Federal Home Loan Bank stock is restricted and can only be sold back to the Federal Home Loan Bank. The carrying value of the stock approximates its fair value.

Birmingham Bloomfield Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 2 – Securities – continued

The amortized cost and estimated fair value of all securities at December 31, 2011, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties. The contractual maturities of securities are as follows (000s omitted):

	Amortized Cost	Estimated Fair Value
Due in one year or less	$2,000	$1,998
Due in one year through five years	2,451	2,597
Due in five years through ten years	—	—
Due after ten years	—	—

Total	$4,451	$4,595

For the year ended December 31, 2011, proceeds from called securities was $1,200,000. There were no realized gains or losses in 2011. For the year ended December 31, 2010 proceeds from called securities was $3,265,000 and gross realized gains amounted to $237, no losses were recognized. There were no sales of securities in 2011 or 2010. For the year ended December 31, 2009, proceeds from sales of securities available for sale amounted to $2,999,000. Realized gains amounted to $3,028 and gross realized losses amounted to $0 in 2009.

Note 3 – Loans

A summary of the balances of portfolio loans as of December 31, 2011 and 2010 is as follows (000s omitted):

	2011	2010
Mortgage loans on real estate:
Residential 1 to 4 family	$4,005	$3,380
Multifamily	14,508	12,355
Commercial	50,426	49,029
Construction	2,541	2,024
Second mortgage	112	118
Equity lines of credit	11,119	11,794

Total mortgage loans on real estate	82,711	78,700
Commercial loans	22,512	20,776
Consumer installment loans	1,141	964

Total loans	106,364	100,440
Less: Allowance for loan losses	(1,574)	(1,448)
Net deferred loan fees	(66)	(61)

Net loans	$104,724	$98,931

Birmingham Bloomfield Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 3 – Loans – continued

An analysis of the allowance for loan losses at December 31, 2011 and 2010 follows (000s omitted):

2011	Commercial	Home Equity	Residential	Consumer	Total
Allowance for Loan Losses
Beginning balance	$1,070	$352	$14	$12	$1,448
Charge-offs	—	(128)	—	—	(128)
Recoveries	20	—	—	—	20
Provision	52	192	(4)	(6)	234

Ending balance	$1,142	$416	$10	$6	$1,574
Percent of principal balance	1.22%	4.32%	0.52%	0.46%	1.48%

Ending balance: individually evaluated for impairment	$115	$212	$—	$—	$327

Ending balance: collectively evaluated for impairment	$1,027	$204	$10	$6	$1,247

Portfolio Loans
Ending unpaid principal balance	$93,503	$9,619	$1,939	$1,303	$106,364

Ending unpaid principal balance: individually evaluated for impairment	$699	$590	$—	$—	$1,289

Ending unpaid principal balance: collectively evaluated for impairment	$92,804	$9,029	$1,939	$1,303	$105,075

2010	Commercial	Home Equity	Residential	Consumer	Total
Allowance for Loan Losses
Beginning balance	$991	$166	$10	$7	$1,174
Charge-offs	(141)	(225)	—	—	(366)
Recoveries	46	—	—	—	46
Provision	174	410	4	6	594

Ending balance	$1,070	$351	$14	$13	$1,448
Percent of principal balance	1.21%	3.45%	1.21%	1.25%	1.44%

Ending balance: individually evaluated for impairment	$25	$212	$—	$—	$237

Ending balance: collectively evaluated for impairment	$1,045	$139	$14	$13	$1,211

Portfolio Loans
Ending unpaid principal balance	$88,080	$10,166	$1,153	$1,041	$100,440

Ending unpaid principal balance: individually evaluated for impairment	$2,107	$887	$—	$—	$2,994

Ending unpaid principal balance: collectively evaluated for impairment	$85,973	$9,279	$1,153	$1,041	$97,446

Birmingham Bloomfield Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 3 – Loans – continued

Management uses a loan rating system to identify the inherent risk associated with portfolio loans. Loan ratings are based on a subjective definition that describes the conditions present at each level of risk. The Bank currently uses a 1 to 8 risk rating scale for commercial loans. Each loan rating corresponds to a specific qualitative classification. All other consumer and mortgage loan types are internally rated based on various credit quality characteristics using the same qualitative classification. The risk rating classifications included: pass, special mention, substandard, doubtful and loss.

Loans risk-rated as special mention, are considered criticized loans, exhibiting some potential credit weakness that requires additional attention by management and are maintained on the internal watch list and monitored on a regular basis. Loans risk-rated as substandard or higher are considered classified loans exhibiting well-defined credit weakness and are recorded on the problem loan list and evaluated more frequently. The Bank’s credit administration function is designed to provide increased information on all types of loans to identify adverse credit risk characteristics in a timely manner. Total criticized and classified loans increased $2,931,000 to $13,821,000 at December 31, 2011 from $10,890,000 at December 31, 2010. The change was the result of an increase totaling $3,874,000 in special mention loans and a $943,000 decrease in substandard accounts. The majority of the increase is isolated to commercial loans and represents the weakness of the economic environment of our market area. There were no loans that were risk rated doubtful or loss at December 31, 2011 or 2010. Management closely monitors each loan adversely criticized or classified and institutes appropriate measures to eliminate the basis of criticism.

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

An analysis of credit quality indicators at December 31, 2011 and 2010 follows (000s omitted):

2011

Commercial Loans

Credit Quality	Commercial Real Estate	Commercial Term	Commercial LOC	Commercial Construction
1 – pass	$—	$—	$—	$—
2 – pass	217	89	—	—
3 – pass	16,023	3,793	4,644	—
4 – pass	41,184	8,754	5,248	683
5 – special mention	5,586	2,524	511	1,858
6 – substandard	1,426	598	365	—
7 – doubtful	—	—	—	—
8 – loss	—	—	—	—

	$64,436	$15,758	$10,768	$2,541

Consumer Loans

Credit Quality	Home Equity LOC	Residential Mortgage	Home Equity Term	Consumer Installment	Consumer LOC
Pass	$8,686	$1,828	$111	$583	$700
Special mention	343	—	—	20	—
Substandard	590	—	—	—	—
Doubtful	—	—	—	—	—
Loss	—	—	—	—	—

	$9,619	$1,828	$111	$603	$700

Birmingham Bloomfield Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 3 – Loans – continued

2010

Commercial Loans

Credit Quality	Commercial Real Estate	Commercial Term	Commercial LOC	Commercial Construction
1 – pass	$—	$—	$—	$—
2 – pass	392	—	—	—
3 – pass	16,845	3,994	4,416	—
4 – pass	40,348	6,265	5,071	1,250
5 – special mention	2,994	1,249	1,574	774
6 – substandard	1,441	857	610	—
7 – doubtful	—	—	—	—
8 – loss	—	—	—	—

	$62,020	$12,365	$11,671	$2,024

Consumer Loans

Credit Quality	Home Equity LOC	Residential Mortgage	Home Equity Term	Consumer Installment	Consumer LOC
Pass	$8,808	$1,035	$118	$335	$673
Special mention	344	—	—	33	—
Substandard	1,014	—	—	—	—
Doubtful	—	—	—	—	—
Loss	—	—	—	—	—

	$10,166	$1,035	$118	$368	$673

A loan is considered a troubled debt restructure (“TDR”) if the Bank for economic or legal reasons related to the borrower’s financial condition grants a concession to the debtor that the Bank would not otherwise consider. TDRs represent loans where the original terms of the agreement have been modified to provide relief to the borrower and are individually evaluated for impairment. The Bank had one loan classified as a TDR at December 31, 2011 and 2010, and it continues to perform according to the modified terms.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all principal and interest payments according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include delinquency status, collateral value, and know factors adversely affecting the ability of the borrower to satisfy the terms of the agreement. When an individual loan is classified as impaired, the Bank measures impairment using (1) the present value of expect cash flows discounted at the loans effective interest rate, (2) the loans observable market price, or (3) the fair value of the collateral. The method used is determined on a loan by loan basis, except for a collateral dependent loan. All collateral dependent loans are required to be measured using the fair value of collateral method. If the value of an impaired loan is less than the recorded investment in the loan, an impairment reserve is recognized. All modified loans are considered impaired.

Large groups of homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures, except if modified and considered to be a troubled debt restructuring

Birmingham Bloomfield Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 3 – Loans – continued

Information regarding modified loans as of December 31 (000s omitted):

2011 Trouble Debt Restructuring	Number of Contract	Pre- Modification Investment	Post- Modification Investment
Commercial Real Estate	1	$699	$699
Commercial Term	—	—	—
Commercial LOC	—	—	—
Construction	—	—	—
Home Equity	—	—	—
Residential Mortgage	—	—	—
Consumer	—	—	—

2010 Trouble Debt Restructuring	Number of Contract	Pre- Modification Investment	Post- Modification Investment
Commercial Real Estate	1	$699	$699
Commercial Term	—	—	—
Commercial LOC	—	—	—
Construction	—	—	—
Home Equity	—	—	—
Residential Mortgage	—	—	—
Consumer	—	—	—

Information regarding impaired loans at December 31 (000s omitted):

	$2,107	$2,107	$2,107	$2,107	$2,107
2011	Recorded	Unpaid		Average	Interest
	Investment	Principal	Allowance	Investment	Recognized
Allowance recorded:
Commercial Line of Credit	$—	$—	$—	$—	$—
Commercial Real Estate	$699	$699	$115	$699	$35
Home Equity Line of Credit	$590	$590	$211	$590	$29

Total:
Commercial	$699	$699	$115	$699	$35
Home Equity	$590	$590	$211	$590	$29

	$2,107	$2,107	$2,107	$2,107	$2,107
2010	Recorded	Unpaid		Average	Interest
	Investment	Principal	Allowance	Investment	Recognized
No related allowance recorded:
Home Equity Line of Credit	$298	$298	$—	$256	$—
Allowance recorded:
Commercial Line of Credit	1,407	1,407	17	1,418	99
Commercial Real Estate	699	699	8	117	7
Home Equity Line of Credit	590	590	212	197	10

Total:
Commercial	$2,107	$2,107	$25	$1,674	$106
Home Equity	$887	$887	$212	$453	$10

Birmingham Bloomfield Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 3 – Loans – continued

As of December 31, 2011 and 2010, loans totaling approximately $4,000 and $298,000, respectively were more than 30 days past due. Nonperforming loans, which represents non-accruing loans and loans past due 90 days or more and still accruing interest, were $0 and $298,000 at December 31, 2011 and December 31, 2010, respectively. Loans are placed in non-accrual status when, in the opinion of management, uncertainty exists as to the ultimate collection of principal and interest. Commercial loans are reported as being in non-accrual status if: (a) they are maintained on a cash basis because of deterioration in the financial position of the borrower, (b) payment in full of interest or principal is not expected, or (c) principal or interest has been in default for a period of 90 days or more. If it can be documented that the loan obligation is both well secured and in the process of collection, the loan may remain on accrual status. However, if the loan is not brought current before becoming 120 days past due, the loan is reported as non-accrual. A non-accrual asset may be restored to accrual status when none of its principal or interest is due and unpaid, when it otherwise becomes well secured, or is in the process of collection.

Information regarding past due loans at December 31 follows (000s omitted):

	Loans past due			Total		Total	Non-	>90 days
2011	30 - 59	60 - 90	Over 90	Past Due	Current	Loans	Accrual	Accruing
Commercial real estate	$—	$—	$—	$—	$64,436	$64,436	$—	$—
Commercial term	—	—	—	—	15,758	15,758	—	—
Commercial LOC	—	—	—	—	10,768	10,768	—	—
Construction	—	—	—	—	2,541	2,541	—	—
Home equity LOC	—	—	—	—	9,619	9,619	—	—
Residential mortgage	—	—	—	—	1,828	1,828	—	—
Home equity term	—	—	—	—	111	111	—	—
Consumer installment	4	—	—	4	599	603	—	—
Consumer LOC	—	—	—	—	700	700	—	—

	$4	$—	$—	$4	$106,360	$106,364	$—	$—

	Loans past due			Total		Total	Non-	>90 days
2010	30 - 59	60 - 90	Over 90	Past Due	Current	Loans	Accrual	Accruing
Commercial real estate	$—	$—	$—	$—	$62,020	$62,020	$—	$—
Commercial term	—	—	—	—	12,365	12,365	—	—
Commercial LOC	—	—	—	—	11,671	11,671	—	—
Construction	—	—	—	—	2,024	2,024	—	—
Home equity LOC	—	—	298	298	9,868	10,166	298	—
Residential mortgage	—	—	—	—	1,035	1,035	—	—
Home equity term	—	—	—	—	118	118	—	—
Consumer installment	—	—	—	—	368	368	—	—
Consumer LOC	—	—	—	—	673	673	—	—

	$—	$—	$298	$298	$100,142	$100,440	$298	$—

Certain directors and executive officers of the Corporation, including associates of such persons, were loan customers of the Bank during 2011 and 2010. A summary of aggregate related-party loan activity for loans to any related party at December 31, 2011 and 2010 is as follows (000s omitted):

	2011	2010
Balance at January 1	$1,782	$1,927
New loans or draws	568	581
Repayments	(787)	(726)

Balance at December 31	$1,563	$1,782

Birmingham Bloomfield Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 4 – Loan Servicing

Loans serviced for others are not included in the accompanying consolidated financial statements. The unpaid principal balance of loans serviced for others was $6,388,140 and $0 at December 31, 2011 and December 31, 2010, respectively. Unamortized cost of loan servicing rights included in accrued interest receivable and other assets on the consolidated balance sheet, for the years ended December 31, 2011 and 2010 are shown below:

	2011	2010
Balance, January 1	$—	$—
Amount capitalized	129,783	—
Amount amortized	5,963	—

Balance, December 31	$123,820	$—

Note 5 – Bank Premises and Equipment

A summary of the cost and accumulated depreciation of premises and equipment as of December 31 follows (000s omitted):

	2011	2010
Leasehold improvements	$1,681	$1,638
Furniture and equipment	379	375
Computer equipment & software	506	420

Total	2,566	2,433
Less: accumulated depreciation	1,171	1,073

Net premises and equipment	$1,395	$1,360

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 amounted to $218,478, $180,312 and $303,360 respectively.

Note 6 – Deposits

The following is a summary of the distribution of deposits at December 31 (000s omitted):

	2011	2010
Non-interest bearing deposits	$19,662	$14,190
NOW accounts	8,040	7,897
Savings and money market accounts	24,810	24,700
Certificates of deposit <$100,000	11,469	12,153
Certificates of deposit >$100,000	43,697	38,310

Total	$107,678	$97,250

At December 31, 2011, the scheduled maturities of time deposits are as follows (000s omitted):

	<$100,000	>$100,000	Total
2012	$8,411	$21,776	$30,187
2013	1,661	14,875	16,536
2014	859	5,316	6,175
2015	78	991	1,069
2016	460	739	1,199
Thereafter	—	—	—

Total	$11,469	$43,697	$55,166

Birmingham Bloomfield Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 7 – Stock Options and Warrants

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

During 2007, the Corporation issued 180,000 stock options. Based on the fair market value at the grant date using the Black-Scholes option pricing model, the compensation cost recognized by the Corporation for the portion of the equity awards earned during 2011 and 2010 was $0 and $3,695 respectively. No income tax benefit was recognized in the income statement for share based compensation (see Note 8). There is no difference between basic and diluted loss per share due to the anti-dilutive effect of outstanding options at December 31, 2010. No additional options were granted during 2011 or 2010.

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

The aggregate intrinsic value of the options represents the total pretax intrinsic value (i.e., the difference between the Corporation’s closing stock price on the last trading day of our fiscal year and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their options on that date. As of December 31, 2011, all outstanding and exercisable options are out of the money (options have an exercise price that exceeds market value), and they are assumed to have no intrinsic value. The intrinsic value of the options changes based on the fair market value of the Corporation’s stock. As of December 31, 2011 and 2010, outstanding options were 82,500. Options available to be exercised at a price of $10 were 72,500 at the end of 2011 versus 62,500 at year end 2010. There were no options exercised for the three years ended December 31, 2011.

Birmingham Bloomfield Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 8 – Income Taxes

Allocation of income taxes between current and deferred portions is as follows:

	$(2,884,715)	$(2,884,715)	$(2,884,715)
	2011	2010	2009
Current expense	$—	$—	$—
Deferred (benefit) expense	(2,884,715)	—	—

Total income tax (benefit) expense	$(2,884,715)	$—	$—

The reasons for the differences between the income tax expense at the federal statutory income tax rate and the recorded income tax expense are summarized as follows:

	$(2,884,715)	$(2,884,715)	$(2,884,715)
	2011	2010	2009
Income tax expense (benefit) at federal statutory rate of 34%	$356,814	$146,435	$(650,393)
Increases resulting from nondeductible expenses	30,647	13,468	9,112
Other	(6,080)	—	—
Change in valuation allowance	(3,266,096)	(159,903)	641,281

Income tax expense (benefit)	$(2,884,715)	$—	$—

The components of the net deferred tax assets, included in other assets, are as follows:

	2011	2010
Deferred tax assets:
Allowance for loan losses	$408,437	$344,430
Organizational costs	447,734	495,281
Net operating loss carry-forward	1,935,597	2,302,452
Share based compensation	142,800	142,800
Other	60,129	90,852

Total deferred tax asset	2,294,697	3,375,815

Less: Valuation allowance	—	3,266,096

Deferred tax liabilities:
Fixed assets	75,382	86,019
Unrealized gain/loss on securities	49,026	—
Other	34,600	23,700

Total deferred tax liabilities	159,008	109,719

Net deferred tax assets	$2,835,689	$—

The Corporation’s deferred tax asset (“DTA”) is included in other assets on the balance sheet. A valuation reserve is required when it is more likely than not that a portion or all of the benefit related to the asset will not be realized. Since inception, the Corporation had provided a valuation reserve for the full amount of the DTA balance due to cumulative losses, but this was reversed in 2011. The Corporation believes there is sufficient evidence that it would recognize the benefits of the DTA based on improved earnings, positive performance trends and future projections demonstrating sustainable profitability. As a result, no valuation reserve is required as of December 31, 2011.

The Corporation has net operating loss carry-forwards of approximately $5,832,000 that are available to reduce future taxable income. The carry-forwards begin to expire in 2027, extending through the year ending December 31, 2030.

Birmingham Bloomfield Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 9 – Leases and Commitments

The Corporation has entered into a lease agreement for its main office facility. Payments began in February 2005 and the initial term of the lease expires in October 2015. In October 2007, the Corporation exercised its first renewal option on the property which expires in October 2025. The main office lease has one additional ten year renewal option. The Corporation also entered into a lease agreement for its former branch office in Bloomfield Township which provided for lease payments to begin in March 2006 and expire February 2016. The Bloomfield Township branch office lease was terminated effective January 18, 2010 pursuant to an agreement with the leaseholder. The termination agreement called for a one-time payment of $110,000 to the leaseholder to end the lease. In October 2010, the Corporation entered into a one year lease agreement for a lending production office (“LPO”) in Bay City, Michigan. The lease was not renewed and ended in October 2011. In March 2011, a new one year lease was signed for additional office space in the building adjacent to the main office at a rate of $2,800 per month. The lease has two, five year renewal options. The Bank operated two additional independent LPO’s located in Michigan during 2011 on temporary month to month leases. These locations were closed during the year. Rent expense under all lease agreements was $285,000 for the year ended December 31, 2011, $247,000 for the year ended December 31, 2010, and $280,000 for the year ended December 31, 2009.

The following is a schedule of future minimum rental payments under operating leases on a calendar year basis:

2012	$242,816
2013	239,098
2014	243,910
2015	248,746
2016	253,721
thereafter	2,473,081

Total	$3,701,372

Birmingham Bloomfield Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 10 – Restrictions on dividends, loans and advances

Banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Corporation.

The total amount of dividends that may be paid at any date is generally limited to the retained earnings of the Bank. In addition, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum standards. Because of the aggregated total of the Bank’s startup losses, the Bank’s retained earnings available for the payment of dividends, without approval from the regulators, was $0 at December 31, 2011. Accordingly, all of the Corporation’s investment in the Bank was restricted at December 31, 2011.

Loans or advances made by the Bank to the Corporation are generally limited to 10 percent of the Bank’s capital stock and surplus. Accordingly, at December 31, 2011, Bank funds available for loans or advances to the Corporation amounted to $1,375,000.

Note 11 – Retirement Plans

The Corporation sponsors a 401(k) plan for substantially all employees. There were no required matching contributions for 2011 or 2010.

Note 12 – Parent Only Financial Statements

The condensed financial information that follows presents the financial condition of Birmingham Bloomfield Bancshares, Inc. (the “Parent”) along with the results of operations and its cash flows. The Parent has recorded its investment in its subsidiaries at cost plus its share of the earnings (losses) of its subsidiaries. The Parent recognizes dividends from its subsidiaries as revenue and earnings of its subsidiaries as other income. The Parent financial information should be read in conjunction with the Corporation’s consolidated financial statements.

The condensed balance sheets as of December 31, 2011 and 2010 are as follows:

	December 31,
	2011	2010
Assets
Cash and cash equivalents	$1,642,997	$1,854,322
Investment in subsidiary	13,841,805	9,230,821
Other assets	529,472	—

Total assets	$16,014,274	$11,085,143

Liabilities and Shareholders’ Equity
Other liabilities	$49,732	$99,618
Shareholders’ equity	15,964,542	10,985,525

Total liabilities and shareholders’ equity	$16,014,274	$11,085,143

Birmingham Bloomfield Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 12 – Parent Only Financial Statements – continued

The condensed statements of operations for the years ended December 31, 2011, 2010 and 2009 are as follows:

	For the Years Ended December 31,
	2011	2010	2009
Dividends from subsidiary	$—	$—	$—
Other income	—	—	—

Total income	—	—	—

Salaries and employee benefits	18,000	15,000	59,567
Professional fees	120,620	184,881	142,075
Other expenses	69,407	19,427	54,879

Total non-interest expense	208,027	219,308	256,521

Income taxes (benefit)	(529,472)	—	—

Net income (loss) before net income (loss) of subsidiary	321,445	(219,308)	(256,521)
Undistributed net income (loss) of subsidiary	3,612,723	650,000	(1,656,401)

Net income (loss)	3,934,168	430,692	(1,912,922)
Effective dividend on preferred stock	184,092	192,730	75,262

Net income (loss) applicable to common shareholders	$3,750,076	$237,962	$(1,988,184)

The condensed statements of cash flows for the years ended December 31, 2011, 2010 and 2009 are as follows:

	For the Years Ended December 31,
	2011	2010	2009
Cash flows from operating activities
Net income (loss)	$3,934,168	$430,692	$(1,912,922)
Undistributed (income) loss of subsidiary	(3,612,723)	(650,000)	1,656,401
Share based payments expense	32,288	3,695	22,906
Net increase in other assets	(529,472)	—	—
Net increase (decrease) in other liabilities	(49,887)	52,878	45,240

Net cash used in operating activities	(225,626)	(162,735)	(188,375)

Cash flows from investing activities
Investment in subsidiary	(1,016,000)	—	(1,489,000)
Decrease in premises and equipment	—	—	—

Net cash used in investing activities	(1,016,000)	—	(1,489,000)

Cash flows from financing activities
Proceeds from sale of senior preferred stock	4,621,000	—	3,379,000
Retirement of senior preferred stock	(3,461,000)	—	—
Dividends on senior preferred stock	(129,699)	(176,330)	(64,055)

Net cash (used in) provided by financing activities	1,030,301	(176,330)	3,314,945

Increase (decrease) in cash and cash equivalents	(211,325)	(339,065)	1,637,570
Cash and cash equivalents at beginning of period	1,854,322	2,193,387	555,817

Cash and cash equivalents at end of period	$1,642,997	$1,854,322	$2,193,387

Birmingham Bloomfield Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 13 – Off Balance Sheet Risk

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

At December 31, 2011 and 2010, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount
	2011	2010
Commitments to grant loans	$16,212,000	$13,564,000
Unfunded commitments under lines of credit	$13,363,000	$12,914,000
Commercial and standby letters of credit	$1,003,000	$803,000

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

Note 14 – Fair Value of Financial Instruments

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

Birmingham Bloomfield Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 14 – Fair Value of Financial Instruments – continued

The carrying values and estimated fair values of financial instruments are as follows (000s omitted):

	2011		2010
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$4,694	$4,694	$5,366	$5,366
Securities available for sale	4,764	4,764	3,360	3,360
Net Portfolio Loans	104,724	104,638	98,931	99,786
Loans held for sale	2,485	2,485	323	323
Accrued interest receivable	450	450	440	440

Financial liabilities:
Deposits	107,678	107,987	97,250	97,688
Secured borrowings	—	—	1,469	1,469
Accrued interest payable	61	61	115	115

Note 15 – Fair Value Accounting

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

Birmingham Bloomfield Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 15 – Fair Value Accounting – continued

The following table presents the fair value measurements of assets recognized in the accompanying consolidated balance sheets measured at fair value on a recurring basis and the level within the valuation hierarchy in which the fair value measurements fall at December 31, 2011 and 2010 (000s omitted):

December 31, 2011	Level 1	Level 2	Level 3	Fair Value
U.S. government agency	$—	$2,354	$—	$2,354
Municipal securities	—	721	—	721
Mortgage backed securities	—	1,258	—	1,258
Corporate bonds	—	262	—	262

Securities available for sale	$—	$4,595	$—	$4,595

December 31, 2010	Level 1	Level 2	Level 3	Fair Value
U.S. government agency	$—	$1,361	$—	$1,361
Municipal securities	—	657	—	657
Mortgage backed securities	—	928	—	928
Corporate bonds	—	254	—	254

Securities available for sale	$—	$3,200	$—	$3,200

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

The following table presents the fair value measurements of assets recognized in the accompanying consolidated balance sheets measured at fair value on a non-recurring basis and the level within the valuation hierarchy in which the fair value measurements fall at December 31 (000s omitted):

December 31, 2011	Balance	Level 1	Level 2	Level 3	Losses
Impaired Loans	$1,289	$—	$—	$1,289	$—

December 31, 2010	Balance	Level 1	Level 2	Level 3	Losses
Impaired Loans	$2,994	$—	$—	$2,994	$200

Birmingham Bloomfield Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 16 – Minimum Regulatory Capital Requirements

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The prompt corrective action regulations provide four classifications, well capitalized, adequately capitalized, undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The Bank was well-capitalized as of December 31, 2011 and 2010.

The Bank’s actual capital amounts and ratios as of December 31, 2011 and 2010 are presented in the following table (000s omitted):

	Actual		For Capital Adequacy Purposes		To be Well-Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2011
Total risk-based capital
(to risk weighted assets)
Bank of Birmingham	$13,504	12.0%	$9,026	8.0%	$11,283	10.0%

Tier I capital
(to risk weighted assets)
Bank of Birmingham	$12,091	10.7%	$4,513	4.0%	$6,770	6.0%

Tier I capital
(to average assets)
Bank of Birmingham	$12,091	9.9%	$4,866	4.0%	$6,083	5.0%

As of December 31, 2010
Total risk-based capital
(to risk weighted assets)
Bank of Birmingham	$10,334	10.6%	$7,834	8.0%	$9,792	10.0%

Tier I capital
(to risk weighted assets)
Bank of Birmingham	$9,117	9.3%	$3,917	4.0%	$5,875	6.0%

Tier I capital
(to average assets)
Bank of Birmingham	$9,117	8.1%	$4,477	4.0%	$5,597	5.0%

Birmingham Bloomfield Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 17 – Quarterly Results of Operations (unaudited)

The following table summarizes the Corporation’s quarterly results for the years ended December 31, 2011 and 2010 (000s omitted):

2011	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Interest income	$1,630	$1,582	$1,565	$1,588
Interest expense	280	301	314	329

Net interest income	1,350	1,281	1,251	1,259
Provision for loan losses	75	105	15	39
Non-interest income	309	319	280	325
Non-interest expense	1,484	1,317	1,207	1,083

Income before income taxes	100	177	309	462
Income tax expense (benefit)	(2,885)	—	—	—

Net income	2,985	177	309	462
Effective dividend on preferred stock	20	68	48	48

Net income (loss) applicable to common shareholders	2,965	109	261	414

Basic and diluted income per share	$1.64	$0.06	$0.15	$0.23

2010	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Interest income	$1,501	$1,531	$1,436	$1,283
Interest expense	327	337	352	324

Net interest income	1,174	1,194	1,084	959
Provision for loan losses	49	256	177	112
Non-interest income	21	27	42	35
Non-interest expense	977	867	815	853

Income before income taxes	169	98	134	29
Income tax expense (benefit)	—	—	—	—

Net income	169	98	134	29
Effective dividend on preferred stock	48	48	49	47

Net income (loss) applicable to common shareholders	121	50	85	(18)

Basic and diluted income per share	$0.07	$0.03	$0.04	$(0.01)

Birmingham Bloomfield Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 18 – Shareholders’ Equity

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

On December 18, 2009, the Corporation issued 1,744 shares of Series C, no par value ($1,000 liquidation preference per share) fixed rate cumulative perpetual preferred stock (Preferred Stock) to the U.S. Treasury in exchange for $1,744,000 under the Capital Purchase Program (CPP). The same rules and restrictions below apply to all preferred stock issued under the program. All of the Preferred Stock qualifies as Tier 1 capital.

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

Participation in the Small Business Lending Fund and Redemption of Preferred Shares from the TARP Capital Purchase Program

On July 28, 2011, the Corporation entered into a Securities Purchase Agreement with the Secretary of the Treasury (the “Treasury”), pursuant to which the Corporation issued and sold to the Treasury 4,621 shares of its Senior Non-Cumulative Perpetual Preferred Stock, Series D (“Series D Preferred Stock”), having a liquidation preference of $1,000 per share (the “Liquidation Amount”), for aggregate proceeds of $4,621,000. Proceeds totaling $3,4611,00 from the issuance of the Series D Preferred Stock were used to redeem from the Treasury all of the Series A Preferred Shares, Series B Preferred Shares, and Series C Preferred Shares which were issued to the Treasury in 2009 under the Treasury’s Emergency Economic Stabilization Act of 2008 Capital Purchase Program. As a result of the transaction, the Corporation recorded $46,000 in accelerated accretion on the remaining discount of the Capital Purchase Program Preferred stock during the third quarter of 2011, reducing the amount available to common shareholders.

Birmingham Bloomfield Bancshares, Inc.

Notes to Consolidated Financial Statements

Note 18 – Shareholders’ Equity – continued

The Series D Preferred Stock is entitled to receive non-cumulative dividends payable quarterly, on each January 1, April 1, July 1 and October 1, beginning October 1, 2011. The dividend rate, which is calculated on the aggregate Liquidation Amount, is based upon the current level of “Qualified Small Business Lending”, or “QSBL” (as defined in the Securities Purchase Agreement) by the Company’s wholly owned subsidiary Bank of Birmingham. The dividend rate for future dividend periods will be set based upon the “Percentage Change in Qualified Lending” (as defined in the Securities Purchase Agreement) between each dividend period and the “Baseline” QSBL level. Such dividend rate may vary from 1% per annum to 5% per annum for the second through tenth dividend periods, from 1% per annum to 7% per annum for the eleventh dividend period through year four and one-half. If the Series D Preferred Stock remains outstanding for more than four and one-half years, the dividend rate will be fixed at 9%. Prior to that time, in general, the dividend rate decreases as the level of the Bank’s QSBL increases. Such dividends are not cumulative, but the Company may only declare and pay dividends on its common stock (or any other equity securities junior to the Series D Preferred Stock) if it has declared and paid dividends for the current dividend period on the Series D Preferred Stock, and will be subject to other restrictions on its ability to repurchase or redeem other securities.

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

Background

The Corporation is a Michigan corporation that was incorporated in 2004 to serve as the holding company for a Michigan state bank, Bank of Birmingham (“Bank”). The Bank is a full service commercial bank headquartered in Birmingham, Michigan. The Bank serves businesses and consumers across Oakland and Macomb counties with a full range of lending, deposit and Internet banking services. The net income of the Corporation is derived primarily from net interest income. Net interest income is the difference between interest earned on the Bank’s loan and investment portfolios and the interest paid on deposits and borrowings. The volume, mix and rate of interest-bearing assets and liabilities determine net interest income.

Operations

The Corporation’s (and the Bank’s) main office is located at 33583 Woodward Avenue, Birmingham, MI 48009. The building is a free-standing one story office building of approximately 8,300 square feet. The Bank also operated a branch office at 4145 West Maple Road in Bloomfield Township, MI, which was unprofitable and closed on January 18, 2010. The main office lease commenced in October 2005 and the Bank exercised its first renewal option resulting in the lease being extended until October 2025. The main office lease has an additional ten year renewal option. The office lease related to the closed Bloomfield Township branch commenced in March 2006 and was terminated effective January 18, 2010 by an agreement with the leaseholder executed in October of 2009. See Note 9 of the Notes to Consolidated Financial Statements regarding additional lease information.

The Bank will continue to focus on the lending, deposit and general banking needs in the community it serves. The Bank will investigate additional product and service offerings and will consider offering those that will be of benefit to our customers and the Bank.

Economic Trends

Economic activity has experienced modest growth in 2011, but conditions remain tenuous given the pace and scope of improvement. Gross Domestic Product reported a full year of positive growth as a result of an increase in personal consumption and business investment from commercial enterprise however the rate of growth was less than reported during 2010. The national unemployment rate has declined from its peak, but remains elevated and presents an impediment to a robust recovery. Residential real estate values continue to deteriorate but foreclosure activity has slowed. Manufacturing conditions have improved with an increase in net exports and production levels. Inflation has been limited and credit conditions are beginning to improve.

Birmingham Bloomfield Bancshares, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The local economy in our core market continues to exhibit weakness, but core elements are beginning to improve. Manufacturing data and production activity has expanded and vehicles sales have increased for three consecutive quarters. The unemployment rate has gradually declined during the past two years and consumer spending has increased. However, residential real estate conditions remain weak and commercial vacancy rates continue to be elevated. The combination of these factors will continue to impact the growth of the economy and present challenges to the recovery of the general business environment and banking industry.

Market Developments

Dodd-Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”) was signed into law by President Obama on July 21, 2010. The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States, establishes the new federal Bureau of Consumer Financial Protection (“CFPB”), and will require the CFPB and other federal agencies to implement many new and significant rules and regulations. The act is categorized into 16 titles and requires regulators to create rules, conduct studies, and issue periodic reports. The rulemaking phase began shortly after enactment. Implementation is occurring in stages, and widespread and complex changes are expected. The Dodd-Frank Act contains more than 300 provisions that expressly indicate that rulemaking is either required or permitted. At this time, it is difficult to predict the extent to which the Dodd-Frank Act or the resulting rules and regulations will impact the Corporation’s business. Compliance with these new laws and regulations will likely result in additional costs, which could be significant and could adversely impact the Corporation’s results of operations, financial condition or liquidity.

Deposit Insurance

In 2011, the FDIC changed the assessment base for FDIC insurance assessments from adjusted domestic deposits to a bank’s average consolidated total assets minus average tangible equity, as required by the Dodd-Frank Act. The new measurement defines tangible equity as Tier 1 capital. Since the new base is larger than the current base, the FDIC lowered assessment rates to between 2.5 and 9 basis points on the broader base for banks in the lowest risk category, and 30 to 45 basis points for banks in the highest risk category. Initial assessment rates were determined by combining supervisory ratings with financial ratios. Under the new rule, the Bank pays less in FDIC assessments than under the prior methodology, at similar risk ratings and balance sheet size. Those reductions were realized in 2011 beginning with the assessment for the second quarter of 2011 and payable at the end of September 2011. As a result of provisions of the Dodd-Frank Act, all funds in a “noninterest-bearing transaction account” are insured in full by the FDIC from December 31, 2010, through December 31, 2012. This temporary unlimited coverage is in addition to, and separate from, the general FDIC deposit insurance coverage of up to $250,000 available to depositors. The increase in maximum deposit insurance coverage to $250,000 was made permanent under the Dodd-Frank Act.

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

Executive Summary

The Corporation reported net income available to common shareholders after preferred dividends of $3,750,000 or $2.08 per share. The results were positively impacted by the reversal of the valuation reserve on the Corporations Deferred Tax Asset representing $2,885,000. Excluding the impact of the one-time tax adjustment, net income after preferred dividends was $865,000 or $0.48 per common share, an increase of $627,000 from 2010. The improved performance relative to the prior fiscal year was a result of an increase in net interest income, additional revenue from non-interest income sources and a reduction in provision expense related to the allowance for loan loss. The pre-tax, pre- provision Return on Average Assets for 2011 was 1.08% compared to 0.96% in 2011.

Birmingham Bloomfield Bancshares, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Net interest income increased 16.6% in 2011 to $5,142,000 as a result of a reduction in funding costs and cumulative growth in total average earning assets of 9.0%. Net interest margin for 2011 was 4.51% compared to 4.22% in 2010, an increase of 6.8%. The improvement is due to a reduction in funding costs and a more favorable asset mix. Total funding costs declined $117,000 compared to 2010 despite an increase in average interest bearing deposits of 8.6%. This was achieved by restructuring the maturity profile of the deposit portfolio and reducing the overall cost of funds. Total cost of funds were reduced from 1.61% in 2010 to 1.35% in 2011.

The Corporation provided $234,000 in provision expense for 2011, a reduction of $360,000 from 2010. The decrease is directly related to the improved quality of the portfolio and lower charge off volumes relative to the prior year. As of December 31, 2011, the Corporation had no non-accrual loans.

The Corporation was able to generate significant revenue from non-interest income sources in 2011. Total non-interest income for the year to date period ending December 31, 2011 was $1,233,000 a significant increase relative to the $126,000 reported for the same period last year. The increase was the result of revenue from SBA loan sales and mortgage banking activity. The Corporation continues to participate in the Small Business Administrative loan program to generate additional revenue. In 2011, the Company earned $702,000 on sales of SBA loans. Income from the sale of residential mortgages in the secondary market totaled $434,000 in 2011 compared to and $12,000 in 2010.

Total non-interest expense in 2011 was $5,091,000 compared to $3,513,000 for the prior year, an increase of $1,579,000. The significant growth in expenses were a result of costs associated with developing the residential mortgage operation, adding additional personnel to accommodate future growth, expansion of space at the main office and increased business marketing efforts to improve franchise recognition. The additional expenses were an investment in diversifying the revenue production of the organization and developing a strong core infrastructure to position the Corporation for growth opportunities.

As of December 31, 2011, total assets were $124,397,000 million, an increase of 12.7% from 2010. The net growth in total assets was the result of an increase in loan and deposit balances. Total portfolio loans reached $106,298,000 in 2011, an increase of $5,919,000 from the prior year. The growth was primarily concentrated in commercial real estate and mortgage related loans. The new loan activity was achieved by focusing on organic opportunities in our core markets, increasing business development efforts and by expanding the product profile of the Corporation. The allowance for loan losses marginally increased to 1.48% of total portfolio loans in 2011 from 1.44% in 2010 and the Corporation experienced a decrease in net charge-off activity in 2011 as the overall quality of the portfolio improved. The Corporation owned one Other Real Estate Owned “ORE” property as of December 31, 2011, totaling $298,000.

The residential mortgage operation generates loans to be sold in the secondary market and originated $15,884,000 in total loans during 2011. At December 31, 2011, the Corporation had a total of $2,485,500 in residential mortgage loans held for sale.

Other assets totaled $6,336,000 as of December 31, 2011 compared to $995,000 at December 31, 2010. The increase is due to the recognition of the Corporation’s Deferred Tax Asset and purchase of corporate life insurance policies. Previously, the Corporation was required to provide a reserve against the balance of the deferred tax asset, but as a result of the improved performance of the organization and future earnings potential, the Corporation was able to reverse the valuation reserve in 2011. This amount totaled $2,885,000. The Corporation also purchased $2,100,000 in life insurance policies on key executives in 2011 and the value of the contracts are reported as other assets. The Corporation is the owner and beneficiary of the policies. The remaining balance of the category includes accrued interest, prepaid assets and the value of the ORE property owned by the bank.

Total deposits increased $10,427,000 in 2011 to $107,678,000. The composition of the deposit portfolio continues to evolve as the Corporation attempts to diversify the mix and reduce overall funding costs. The strategy was successful in 2011 as the level of deposits increased 10.7%, but total interest expense declined. The largest aggregate dollar increases were in non-interest bearing accounts and CD balances. The increase in deposit balances was used to fund loan growth, increase investment balances and provide additional liquidity.

Birmingham Bloomfield Bancshares, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Total shareholder’s equity increased $4,979,000, due to the earnings of the Corporation and participation in the Small Business Lending Fund. The Bank remains “well capitalized” based on regulatory capital guidelines and maintains an 9.94% Tier 1 capital ratio. Management monitors the capital levels of the Bank to provide for current and future business opportunities and to meet regulatory guidelines for “well capitalized” institutions.

Selected Financial Information

The following sets forth the selected consolidated financial data for the years ended December 31, 2007 - 2011.

(Dollars in thousands except per share data)	2011	2010	2009	2008	2007
Interest income	$6,365	$5,752	$4,043	$3,327	$2,463
Interest expense	1,223	1,340	1,346	1,387	1,090

Net interest income	5,142	4,412	2,697	1,940	1,373
Provision for loan losses	234	594	480	384	465
Non-interest income	1,233	126	85	99	132
Non-interest expense	5,092	3,513	4,215	3,167	3,723

Income (loss) before income taxes	1,049	431	(1,913)	(1,512)	(2,683)
Income tax expense	(2,885)	—	—	—	—

Net income (loss)	3,934	431	(1,913)	(1,512)	(2,683)
Effective dividend on preferred stock	184	193	75	—	—

Net income (loss) - common shareholders	$3,750	$238	$(1,988)	$(1,512)	$(2,683)

Basic and diluted income per share	$2.08	$0.13	$(1.10)	$(0.84)	$(1.49)

Total Assets	124,397	110,335	92,637	67,299	47,260
Securities, available for sale	4,595	3,200	3,673	3,880	2,596
Total gross loans	106,298	100,379	79,656	56,841	37,107
Allowance for loan losses	1,574	1,448	1,174	710	560
Total deposits	107,678	97,250	81,465	57,748	36,262
Secured borrowings	—	1,469	—	—	—
Shareholders’ equity	15,965	10,986	10,728	9,312	10,760

Net interest margin	4.51%	4.22%	3.49%	3.31%	3.63%
Return on average assets (1)	3.30%	0.40%	-2.38%	-2.47%	-6.43%
Return on average assets (2)	1.08%	0.96%	-1.78%	-1.84%	-5.31%
Return on average common equity (1)	47.59%	5.80%	-23.32%	-15.19%	-21.39%
Return on average common equity (2)	15.52%	13.80%	-17.47%	-11.33%	-17.68%
Equity / Assets	12.8%	10.0%	11.6%	13.8%	22.8%
Total loans / Total deposits	98.7%	103.2%	97.8%	98.4%	102.3%
Book value per common share (3)	$6.26	$4.21	$4.08	$5.17	$5.98
Non-accrual loans / Total loans	0.00%	0.30%	0.00%	0.00%	0.00%
Allowance for loan losses / Total loans	1.48%	1.44%	1.47%	1.25%	1.51%

(1)	Amount is calculated on net income before preferred dividends
(2)	Amount is calculated on pre-tax, pre-provision earnings before preferred dividends
(3)	Book value per common share is computed by subtracting the amount of preferred stock from total stockholders’ equity divided by the average number of common shares outstanding.

Cash and Cash Equivalents

Cash and cash equivalents decreased $673,000, or 12.5%, to $4,694,000 at December 31, 2011. The reduction was the result of deploying excess liquidity into earning assets to improve margin and increase revenue.

Birmingham Bloomfield Bancshares, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Investments

Total securities available-for-sale increased $1,395,000 to $4,595,000 at December 31, 2011, compared to $3,200,000 at December 31, 2010. The portfolio experienced a significant volume of activity during 2011 as investments with a book value of $1,200,000 were redeemed and a total of $2,775,000 of new securities were purchased. The Corporation had no held-to-maturity securities as of December 31, 2011 and 2010.

FHLB Stock

The Bank is a member of the Federal Home Loan Bank of Indianapolis (“FHLBI”) and holds a $170,000 investment in stock of the FHLBI. The investment is carried at par value, as there is not an active market for the FHLBI stock. The Bank reviews the credit quality of the FHLBI Stock for impairment and determined no impairment was necessary as of December 31, 2011.

The following table presents the maturity schedule of all securities (based on estimated fair value) held and weighted average yield of those securities, as of December 31, 2011 (000s omitted):

	0 – 1 Year	1 – 5 Years	5 – 10 Years	Over 10 Years	Total
U.S. Treasury & Government Agency	$1,998	$356	$—	$—	$2,354
Weighted average yield	0.80%	2.09%	0.00%	0.00%	0.99%
Municipal securities	$—	$721	$—	$—	$721
Weighted average yield	0.00%	2.30%	0.00%	0.00%	2.30%
Mortgage Backed securities	$—	$1,258	$—	$—	$1,258
Weighted average yield	0.00%	4.47%	0.00%	0.00%	4.47%
Corporate bonds	$—	$262	$—	$—	$262
Weighted average yield	0.00%	3.47%	0.00%	0.00%	3.47%
FHLB Stock	$—	$—	$—	$170	$170
Weighted average yield	0.00%	0.00%	0.00%	2.63%	2.63%

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

Loans, Credit Quality and Allowance for Loan Losses

The following table summarizes the mix of the Corporation’s portfolio loans at December 31, 2011 and 2010 (000s omitted):

	2011	2010
Real estate mortgage	$82,711	$78,700
Commercial and industrial	22,512	20,776
Consumer installment	1,141	964
Deferred loan fees and costs	(66)	(61)

Total portfolio loans	$106,298	$100,379

Total portfolio loans increased $5,919,000 or 5.9% to $106,298,000 at December 31, 2011. The growth was the direct result of targeted marketing efforts, expanded lending options and new opportunities in our core market.

The categories experiencing the largest growth were real estate mortgage and commercial and industrial loans, increasing $4,011,000 and $1,736,000, respectively. Real estate loans are comprised of various types of credits, including commercial, construction, land development, multifamily, home equity lines of credit and residential mortgage loans. Within this category, multifamily and commercial real estate reported the largest dollar increases. Multifamily loans increased $2,153,000 in 2011 and Commercial real estate increased $1,397,000. Commercial and

Birmingham Bloomfield Bancshares, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

industrial loans represent term loans to businesses based on the borrower’s capacity to service the debt with various types of underlying non real estate collateral. The growth in this loan type was an intentional effort by the Bank to diversify the composition of the portfolio.

The Bank operates a residential mortgage division. The function of the operation is the origination of single family residential mortgage loans to be sold in the secondary market and high quality loans that are not eligible to be sold on the secondary market would be retained in the portfolio. Mortgage loans held for sale totaled $2,485,000 at December 31, 2011. The volume of activity is generally dependent on the local real estate market and current rate environment. Loans closed are generally held for less than 30 days and are committed for sale prior to funding.

The Bank originates and sells the guaranteed portion of SBA loans in the secondary market. The product mitigates the exposure to the Bank, reduces loan concentrations and provides an additional non-interest revenue source. The Bank sold $6,160,000 in SBA loans during 2011.

The following table presents the remaining maturity of total portfolio loan principal outstanding for the categories shown at December 31, 2011, based on scheduled principal repayments, as well as categorized as fixed or variable rate loans (000s omitted):

	0 – 1 Year	1 – 5 Years	Over 5 Years	Total	Fixed	Variable
Real estate mortgage	$7,745	$48,817	$23,608	$80,170	$72,170	$8,000
Construction	2,541	—	—	2,541	2,541	—
Commercial and industrial	11,195	9,299	2,018	22,512	21,452	1,060
Consumer installment	491	650	—	1,141	1,141	—

Total loans	$21,972	$58,766	$25,626	$106,364	$97,304	$9,060

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

The allowance for loan losses was $1,574,000, or 1.48% of total portfolio loans at December 31, 2011 compared to $1,448,000 or 1.44% at December 31, 2010. The total dollar amount of allowance for loan losses increased as the Bank was successful in growing the loan portfolio.

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

Birmingham Bloomfield Bancshares, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Off-Balance Sheet Items

The following is a summary of outstanding commitments by the Bank to grant loans, unfunded commitments under lines of credit and letters of credit at December 31, 2011 and 2010 (000s omitted):

	2011	2010
Commitments to extend credit	$16,212	$13,564
Unfunded commitments under lines of credit	13,363	12,914
Commercial standby letters of credit	1,003	803

Total commitments	$30,578	$27,281

Outstanding commitments to grant loans, lines of credit and letters of credit increased $3,297,000, or 12.1% to $30,578,000 at December 31, 2011 from $27,281,000 at December 31, 2010. The increase in commitments to extend credit and unfunded commitments under lines of credit is primarily due to funding of new loan commitments made during 2011. Management does not expect that all commitments will result in funded loans.

Deposits and Short-term Financing

Total deposits increased $10,427,000 to $107,678,000 at December 31, 2011. The categories experiencing the largest increase were non-interest bearing demand, savings accounts and CDs account greater than $100,000. Non-interest bearing demand account balances increased $5,472,000 during the year and consist primarily of commercial DDA customers. The increase was a result of focused business development efforts and improving the acquisition of deposit relationships associated with current loan customers. Savings account balances increased $1,667,000 during 2011 as customers were willing to sacrifice yield to maintain balances in more liquid accounts. Time deposits greater than $100,000 increased $5,387,000 during the year and represents the largest single source of funding for the Bank. The increase is attributable to special rate promotions and participation in an on-line marketing service which facilitates deposit acquisition in the wholesale CD market. The Bank does not hold any brokered deposits. Money market accounts experienced a decline as a result of internal transfers. Existing customers reallocated balances to other accounts to satisfy liquidity demands. This activity also enhanced the growth in other deposit categories.

	As of December 31, 2011		As of December 31, 2010
	Balance	Percentage	Balance	Percentage
Non-interest bearing demand	$19,662	18.26%	$14,190	14.59%
NOW accounts	8,040	7.47%	7,897	8.12%
Money market	6,622	6.15%	8,179	8.41%
Savings	18,188	16.89%	16,521	16.99%
Time deposits < $100,000	11,469	10.65%	12,153	12.50%
Time deposits >$100,000	43,697	40.58%	38,310	39.39%

Total deposits	$107,678	100.00%	$97,250	100.00%

At December 31, 2010, the Bank has $1,469,000 in secured borrowings outstanding. The balance in this category represents the secured liability associated with the sale of two SBA loans in fourth quarter of 2010. Based on previous accounting guidelines and sale structure of the transaction, the Bank was required to recognize a secured liability on the sale of the guaranteed portion of SBA loans until the redemption period has expired. The redemption period term was 90 days. As noted in Note 1- Summary of Significant accounting principles, on January 28, 2011, the Small Business Administration (“SBA”) released a notice removing the 90-day warranty, or “recourse provision,” on the guaranteed portion of SBA 7(a) loans sold at a premium in the secondary market. This change allowed the Corporation to recognize income from SBA loan sales immediately upon settlement rather than waiting for the expiration of the recourse period. The Bank did not have any outstanding secured borrowings at December 31, 2011.

The Bank did not utilize the FRB of Chicago discount window during 2011. In 2011, the Bank began to utilize its FHLB line of credit for temporary liquidity needs. At December 31, 2011, the Bank had no outstanding borrowings at the FHLB.

Birmingham Bloomfield Bancshares, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

SHAREHOLDERS’ EQUITY

Total shareholders’ equity was $15,965,000 at December 31, 2011, an increase of $4,979,000 from December 31, 2010. The increase is a combination of the net income after preferred dividends and additional capital from participation in the Small Business Loan Fund “SBLF” program. The Corporation redeemed all of the preferred shares previously issued under the Capital Purchase Program with total proceeds of $4,621,000 from the SBLF program. The net impact was approximately $1,160,000 in new capital. The change in Common Stock of $32,288 represents the value of stock issued to Directors in 2011 for participation on the Board. Accumulated other comprehensive income includes net unrealizable gains on the Bank’s available for sale investment securities as described in Note 2. The Corporations subsidiary Bank remains classified as “well capitalized” based on regulatory capital guidelines, see Note 15 for detail.

RESULTS OF OPERATIONS

Net Income

The Corporation reported net income of $3,750,000 or $2.08 per common share in 2011 compared to $238,000 or $0.13 per common share for 2010. The results include the impact of reversing the deferred tax valuation reserve of $2,885,000. Net income in 2011 before the tax adjustment was $865,000 relative to $238,000 in 2010, an increase of $627,000. The record performance is a result of an increase in net interest margin, additional non-interest income and a reduction in provision for loan losses, despite an increase in operating expense. The pre-tax, pre-provision Return on Average Assets and Return on Common Average Equity was 1.08% and 15.52%, respectively.

Net Interest Income

Net interest income increased $730,000 or 16.6% to $5,142,000 for the period ended December 31, 2011. Interest income during this period increased 10.7% while interest expense declined 8.7%. The Corporation was able to generate new loan volume to increase interest income and reduce funding costs by replacing matured term deposits with lower cost alternatives and improved pricing on transactional accounts to be more competitive with the local market.

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

Net interest margin was 4.51% for the year ended December 31, 2011 compared to 4.22% for the same period of 2010. Margin improved in 2011 as the Corporation was successful in reducing the funding cost of the balance sheet. Earning asset yields remained relatively flat during 2011 as management restructured the mix of the balance sheet to mitigate the reduction in loan yields. Total cost of funds was 1.35% for 2011 compared to 1.61% for the same period in 2010. The reduction in funding costs was the result of the historically low interest rate environment, pricing strategy and opportunity to replace time deposit maturities at a lower aggregate cost.

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

Birmingham Bloomfield Bancshares, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following table presents the Corporation’s consolidated average balances of interest-earning assets, interest-bearing liabilities, and the amount of interest income or interest expense attributable to each category, the average yield or rate for each category, and the net interest margin for the years ended December 31, 2011, and 2010 (000s omitted). Average loans are presented net of unearned income and the allowance for loan and lease losses. Interest on loans includes loan fees.

	2011			2010
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Interest-earning assets:
Interest-bearing balances with other financial institutions	$9,098	$20	0.22%	$9,537	$29	0.31%
Federal funds sold	10	—	0.13%	1,197	2	0.11%
Securities available-for-sale	3,546	101	2.98%	3,939	133	3.38%
Loans receivable	101,429	6,244	6.08%	89,969	5,588	6.21%

Total interest-earning assets	114,083	6,365	5.52%	104,641	5,572	5.50%

Non-interest earning assets:
Cash and due from banks	4,054			634
All other assets	1,212			1,258

Total assets	$119,349			$106,532

Interest-bearing liabilities:
NOW accounts	$7,949	$28	0.36%	$7,667	$35	0.46%
Money markets	9,419	45	0.48%	9,441	62	0.65%
Savings deposits	18,158	115	0.63%	15,612	157	1.01%
Time deposits	54,658	1,020	1.87%	50,659	1,084	2.14%

Total interest-bearing deposits	90,184	1,208	1.34%	83,379	1,338	1.60%
Short term borrowings	392	15	3.75%	40	2	6.00%

Total interest-bearing liabilities	$90,576	$1,223	1.35%	$83,419	1,340	1.61%

Non-interest bearing demand deposits	15,979			12,016
Other liabilities	599			274

Total liabilities	107,153			95,709
Shareholders’ equity	12,196			10,823

Total liabilities and shareholders’ equity	$119,349			$106,532

Net interest income		$5,142			$4,412
Net spread			4.17%			3.89%
Net interest margin (1)			4.51%			4.22%

(1)	Net interest earnings divided by average interest-earning assets on a fully tax equivalent basis.

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

	2011 compared to 2010			2010 compared to 2009
	Net	Increase/(decrease) due to		Net	Increase/(decrease) due to
	Change	Volume	Rate	Change	Volume	Rate
Interest-earning assets:
Interest-bearing balances with other financial institutions	$(9)	$(1)	$(8)	$2	$14	$(12)
Federal funds sold	(1)	(1)	—	(3)	(2)	(1)
Securities available-for-sale	(32)	(15)	(17)	(19)	8	(27)
Loans receivable	655	763	(108)	1,729	1,544	185

Total interest income	$613	$746	$(133)	$1,709	$1,564	$145

Interest-bearing liabilities:
NOW Accounts	$(7)	$1	$(8)	$(29)	$(2)	$(27)
Money markets	(16)	—	(16)	(52)	(6)	(46)
Savings deposits	(42)	23	(65)	18	84	(66)
Time deposits	(64)	81	(145)	55	348	(293)

Total interest-bearing deposits	(129)	105	(234)	(8)	424	(432)
Short term borrowings	12	14	(2)	2	2	—

Total interest expense	$(117)	$119	$(236)	$6	$426	$(432)

Net change in net interest income	$730	$627	$103	$1,715	$1,138	$577

Provision for Loan Losses

The provision for loan losses was $234,000, $594,000 and $480,000 for the years ended December 31, 2011, 2010 and 2009, respectively. See “Loans, Credit Quality and Allowance for Loan Losses” and Note 3 in the consolidated financials for additional information.

Non-interest Income

Non-interest income is comprised of service charges, mortgage banking related income, SBA loan sales and other ancillary fees for banking services. Total revenue for the year ended December 31, 2011 was $1,233,000 compared to $126,000 for the same period in 2010. The significant increase is attributable to new revenue from SBA loan sales and increased activity from the Mortgage division. The Corporation engaged in originating, selling and servicing the guaranteed portion of SBA 7(a) loans to investors during 2011 and recognized $702,000 in gain on sale and servicing income. Mortgage banking income represents the premium received on selling qualified residential loans in the secondary market. This generated $434,000 in revenue during 2011 compared to $12,000 in 2010. The increase production is a result of the higher volumes due to the low interest rate environment and additional resources dedicated to the activity by the Corporation. Service charges on deposit products experienced modest growth in 2011 increasing 6.1% to $55,000 and other income primarily ATM fees earned on non-customers declined to $41,000.

Non-interest income increased 47.3% to $126,000 for the year ended December 31, 2010 compared to $85,000 for the same period in 2009. The growth in non-interest income was the result of an increase in service charges on deposit account, gain on sale of mortgage loans and other income activity. Service charges increased $10,000 in 2010 relative to 2009 as the volume of deposit accounts increased generating additional revenue. Mortgage banking activities generated $12,000 in 2010 as the Corporation began to increase emphasis on those activities. Other non-interest income increased by $19,000 during 2010 as the Corporation recognized gains on the disposal of select assets from the Bloomfield branch closure.

Birmingham Bloomfield Bancshares, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following table summarizes changes in the Corporation’s non-interest income by category for the twelve month period ended December 31, 2011 and 2010:

			Change
Non-interest income	2011	2010	Amount	Percentage
Service charge income	$55,443	$52,266	$3,177	6.1%
Mortgage banking activities	434,338	12,002	422,336	3518.9%
SBA loan sales	701,588	—	701,588	—
Other income	41,399	61,280	(19,881)	(32.4%)

Total non-interest income	$1,232,768	$125,548	$1,107,220	881.9%

Non-interest Expense

Total non-interest expense for the year ended December 31, 2011 was $5,091,000, an increase of $1,579,000 from the same period in 2010. The increase is the result of adding new personnel to support anticipated growth, expenses associated with implementing new business products, increased facility costs and additional marketing efforts. The largest component of the organizations cost structure is salaries and benefits. This category increased $1,113,000 in 2011 relative to the prior year. The additional costs are the result of hiring new personnel to support the residential mortgage operation and drive organic growth. Total occupancy and equipment expense increased $77,000 in 2011 compared to 2010. The increase is associated with the additional lending production offices utilized in 2011 and expansion of office space at the main branch location. The Corporation dedicated additional resources to generate market awareness, improve franchise visibility and supporting local community events, this activity is reflected in the increased advertising costs. Total advertising expenses increased $76,000 in 2011 to $191,000. Professional fees increased $94,000 in 2011 relative to the prior period. The additional expenses are related to engaging professionals and consultants to assist with achieving strategic objectives and implementing core initiatives. Loan origination expenses are a variable cost based on loan volume and increased $146,000 in 2011 due to additional activity from the mortgage division. Other expenses include supplies, training, communication, insurance and other miscellaneous costs. The increase in this category is related to the additional burden of the new personnel and temporary locations.

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

The following table summarizes changes in the Corporation’s non-interest expense by category for the twelve month period ended December 31, 2011 and 2010:

			Change
Non-interest expense	2011	2010	Amount	Percentage
Salaries and employee benefits	$2,755,204	$1,641,944	$1,113,260	67.8%
Occupancy expense	518,634	442,456	76,178	17.2%
Equipment expense	180,674	140,693	39,981	28.4%
Advertising	191,076	114,612	76,464	66.7%
Data processing	223,179	190,530	32,649	17.1%
Professional fees	473,438	379,256	94,182	24.8%
Loan origination expenses	224,324	78,018	146,306	187.5%
Regulatory assessments	127,941	217,436	(89,495)	(41.2%)
Other expense	396,805	307,811	88,924	28.9%

Total non-interest expense	$5,091,275	$3,512,756	$1,578,519	44.9%

Birmingham Bloomfield Bancshares, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Income Taxes

In 2011 the Corporation recognized a tax benefit of $2,885,000 as a result of eliminating the Deferred Tax Asset valuation reserve. The amount was recognized as an income tax benefit in the income statement for the period ended December 31, 2011. A valuation reserve is required when it is considered more likely than not that a portion or all of the asset will not be realized. Based on all available evidence, including the recent performance of the Corporation and internal financial projections, it was determined to be more reasonable than not it would be recognized. The deferred tax asset includes a net operating loss carry-forward available to reduce future tax payments of $1,983,000 as of December 31, 2011. No income tax expense was recorded in 2010 or 2009 due to the valuation reserve and net operating loss carry-forward position of the Corporation. See Note 7 for additional detail.

LIQUIDITY AND CAPITAL RESOURCES; ASSET/LIABILITY MANAGEMENT

The management team has responsibility for developing and recommending liquidity and risk management policies including but not limited to the determination of internal operating guidelines, contingency plans, change management and pricing to the Asset/Liability Committee (ALCO) of the Board of Directors. Management ensures that the liquidity of a bank allows it to provide funds to meet its cash flow needs, such as loan requests, outflows of deposits, other investment opportunities and general operating requirements, under multiple operating scenarios. While the current structure of the Corporation and the Bank are not complex, the objective in the management of liquidity and capital resources is to be able to take advantage of business opportunities that may arise. The major sources of liquidity for the Bank have been deposit growth, federal funds sold, and loans which mature within one year. The Bank is also a member of the Federal Home Loan Bank of Indianapolis with a $3,000,000 line of credit supported by pledged investment and has access to funding from the discount window at the Federal Reserve Bank of Chicago. The ALCO committee has also approved alternate funding sources to add flexibility. Large deposit balances which might fluctuate in response to interest rate changes are closely monitored. These deposits consist mainly of certificates of deposit over $100,000. We anticipate that we will have more than sufficient funds available to meet our future commitments. As of December 31, 2011, off balance sheet loan commitments totaled $30,578,000. As a majority of the unused commitments represent commercial and equity lines of credit, the Bank expects, and experience has shown that only a small portion of the unused commitments will normally be drawn upon.

The largest uses and sources of cash and cash equivalents for the Corporation for the year ended December 31, 2011, as noted in the Consolidated Statement of Cash Flows, were primarily loan funding and deposit origination. The uses of cash in investing activities were largely due to the replacement of matured securities.

The following table presents loan commitments by time period as of December 31, 2011 (000s omitted):

		Amount of commitment expiration by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Commitments to grant loans	$16,212	$16,212	$—	$—	$—
Unfunded commitments under lines of credit	13,363	7,468	2,905	798	2,192
Commercial and standby letters of credit	1,003	1,003	—	—	—

Total commitments	$30,578	$24,683	$2,905	$798	$2,192

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

Birmingham Bloomfield Bancshares, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Contractual Obligations

The following table presents contractual obligations as of December 31, 2011 (000s omitted):

		Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Certificates of deposit	$55,166	$30,187	$22,711	$2,268	$—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	3,701	243	482	503	2,473
Purchase agreements	—	—	—	—	—

Total	$58,867	$30,430	$23,193	$2,771	$2,473

Long-term obligations consist of time deposits (certificates of deposit) and operating lease obligations. The above schedule represents principal payments only and does not include interest (where applicable).

The Corporation has contractual payments due on time deposits totaling $30,187,000 in 2012. The Corporation anticipates that a significant portion of maturing retail time deposits will be renewed and retained. Management also plans to utilize lower cost and longer term brokered deposits as it deems appropriate. Depending on the economic and competitive conditions at the time of maturity, the rates paid on renewed time deposits may differ from rates currently paid.

Capital Resources

Management closely monitors capital levels to provide for current and future business needs and to comply with regulatory requirements. Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The Corporation’s objective is to maintain its strong capital position, enhancing its ability to weather adverse conditions and to take advantage of business opportunities that may arise, while keeping the confidence of its customers and regulators. The Bank was well-capitalized as of December 31, 2011 and 2010. The Bank’s regulatory capital levels are presented in Note 16 to the consolidated financial statements.

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

On July 28, 2011, the Corporation fully redeemed from the Treasury all of the Preferred Shares associated with the Capital Purchase Program for $3,461,000. The redemption was funded by proceeds from the issuance of Preferred Shares to the U.S. Treasury under the Small Business Lending Fund totaling $4,621,000. As a result of the transaction, the Corporation recorded $46,000 in accelerated accretion on the remaining discount of the Capital Purchase Program Preferred stock during the third quarter of 2011, reducing the amount available to common shareholders.

On July 28, 2011, Birmingham Bloomfield Bancshares, Inc. entered into a Securities Purchase Agreement with the Secretary of the Treasury (the “Treasury”), pursuant to which the Company issued and sold to the Treasury 4,621 shares of its Senior Non-Cumulative Perpetual Preferred Stock, Series D (“Series D Preferred Stock”), having a liquidation preference of $1,000 per share (the “Liquidation Amount”), for aggregate proceeds of $4,621,000. In conjunction with the issuance of the Series D Preferred Stock, the Company has redeemed from the Treasury for $3,461,000, all of the Series A Preferred Shares, Series B Preferred Shares, and Series C Preferred Shares which were issued to the Treasury in 2009 under the Treasury’s Emergency Economic Stabilization Act of 2008 Capital Purchase Program.

Birmingham Bloomfield Bancshares, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The Series D Preferred Stock is entitled to receive non-cumulative dividends payable quarterly, on each January 1, April 1, July 1 and October 1, beginning October 1, 2011. The dividend rate, which is calculated on the aggregate Liquidation Amount, is based upon the current level of “Qualified Small Business Lending”, or “QSBL” (as defined in the Securities Purchase Agreement) by the Company’s wholly owned subsidiary Bank of Birmingham (the “Bank”). The dividend rate for future dividend periods will be set based upon the “Percentage Change in Qualified Lending” (as defined in the Securities Purchase Agreement) between each dividend period and the “Baseline” QSBL level. Such dividend rate may vary from 1% per annum to 5% per annum for the second through tenth dividend periods, from 1% per annum to 7% per annum for the eleventh dividend period through year four and one-half. If the Series D Preferred Stock remains outstanding for more than four and one-half years, the dividend rate will be fixed at 9%. Prior to that time, in general, the dividend rate decreases as the level of the Bank’s QSBL increases. Such dividends are not cumulative, but the Company may only declare and pay dividends on its common stock (or any other equity securities junior to the Series D Preferred Stock) if it has declared and paid dividends for the current dividend period on the Series D Preferred Stock, and will be subject to other restrictions on its ability to repurchase or redeem other securities.

At December 31, 2011, the Bank’s capital ratios for Tier 1 risk-based and Total risk-based were 10.72% and 11.97%, respectively, compared with 9.31% and 10.56% in 2010. The increase in the risk-based capital ratios was the result of improved earnings relative to the increased levels of risk weighted assets due to loan growth at the Bank. The Bank’s tier 1 leverage ratio was 9.94% at December 31, 2011 compared with 8.15% at December 31, 2010.

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

The Corporation’s market risk exposure is mainly comprised of its vulnerability to interest rate risk. Prevailing interest rates and interest rate relationships in the future will be primarily determined by market factors, which are outside of the Corporation’s control. All information provided in this section consists of forward-looking statements. Reference is made to the section captioned “Forward Looking Statements” in this annual report for a discussion of the limitations on the Corporation’s responsibility for such statements. The following table provides information about the Corporation’s financial instruments that are sensitive to changes in interest rates as of December 31, 2011. The table shows expected cash flows from market sensitive instruments for each of the next five years and thereafter. The expected maturity date values for loans and securities were calculated without adjusting the instruments’ contractual maturity dates for expected prepayments. Maturity date values for interest bearing core deposits were not based on estimates of the period over which the deposits would be outstanding, but rather the opportunity for re-pricing. The Corporation believes that re-pricing dates, as opposed to expected maturity dates, may be more relevant in analyzing the value of such instruments and are reported as such in the following table.

The following table presents principal/notional contractual maturities at December 31, 2011 (000s omitted):

Principal Amount Maturing In:

	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
RATE-SENSITIVE ASSETS
Other interest-earning assets	$3,292	$—	$—	$—	$—	$—	$3,292	$3,292
Average interest rate	0.22%	0.00%	0.00%	0.00%	0.00%	0.00%
Securities available for sale	$2,000	$590	$685	$450	$725	$—	$4,451	$4,595
Average interest rate	0.80%	2.05%	1.63%	3.52%	6.05%	0.00%
Gross portfolio loans	$21,971	$10,897	$21,167	$14,682	$12,021	$25,626	$106,364	$106,278
Average interest rate	5.84%	6.17%	6.66%	6.19%	5.85%	5.35%

RATE-SENSITIVE LIABILITIES
Savings & interest bearing
Demand deposits	$35,526	$—	$—	$—	$—	$—	$52,512	$52,512
Average interest rate	0.53%	0.00%	0.00%	0.00%	0.00%	0.00%
Time deposits	$30,187	$16,536	$6,175	$1,069	$1,199	$—	$55,166	$55,476
Average interest rate	1.58%	1.16%	1.37%	1.34%	2.14%	0.00%
Secured borrowings	$—	$—	$—	$—	$—	$—	$—	$—
Average interest rate	0.00%	0.00%	000%	0.00%	0.00%	0.00%

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

The following table presents an analysis of our interest-sensitivity gap position at December 31, 2011. All interest-earning assets and interest-bearing liabilities are shown based on the earlier of their contractual maturity or re-pricing date adjusted by forecasted prepayment and decay rates, our historical experience, and the re-pricing and prepayment characteristics of portfolios acquired through acquisition. (000s omitted)

	Within Three Months		After Three Months but Within One Year		After One Year but Within Five Years		After Five Years		Total
Interest earning assets
Federal funds sold	$—		$—		$—		$—		$—
Interest bearing due from banks	4,374		—		—		—		4,374
Securities	1,060		1,214		1,899		447		4,620
Loans	28,068		26,742		47,228		6,745		108,783

Total	33,502		27,956		49,127		7,192		117,777

Interest bearing liabilities
NOW accounts	6,030		—		2,010		—		8,040
Money markets	4,966		—		1,655		—		6,621
Savings	13,666		—		4,556		—		18,222
Time deposits less than $100,000	1,983		6,452		3,034		—		11,469
Time deposits > $100,000	7,731		14,235		21,732		—		43,698
Short term borrowings	—		—		—		—		—

Total	$34,376		$20,687		$32,987		—		$88,050

Rate sensitivity gap	$(874)		$7,269		$16,140		$7,192

Cumulative rate sensitivity gap			$6,395		$22,535		$29,727

Rate sensitivity gap ratio	0.97	X	1.35	X	1.49	X	—	X

Cumulative rate sensitivity gap ratio			1.12	X	1.26	X	1.34	X

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

The net interest earnings at risk analysis as of December 31, 2011 reveals that the Bank is liability sensitive and negatively exposed to rising rates in the short term, as a 200 basis point shock would potentially decrease earnings by 4.06%. In addition, the economic value of equity analysis indicates the Bank is exposed to rising rates over the long term as the simulation reports a 13.71% decrease from the base in a 200 basis point rising rate environment. Concerted efforts to improve the structure of the balance sheet have reduced risks associated with interest rate changes. It should be noted, however, the simulations referred to above do not incorporate any management initiated changes that may be used to further mitigate any potentially negative impact of interest rate environment changes. They do provide a conservative estimate of potential interest rate risks for the Bank and Corporation.

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

Loan Servicing Rights

Loan servicing rights associated with loans originated and sold, where servicing is retained, are capitalized and included in other assets in the consolidated balance sheet. The value of the capitalized servicing rights represents the present value of the future servicing fees arising from the right to service the loans in the portfolio. The methodology used to determine loan servicing rights relates to the initial valuation and subsequent impairment tests. The methodology used to determine the valuations of the loan servicing rights requires the development and use of a number of estimates, including anticipated principal amortization and prepayment of that principal balance. Events that may significantly affect the estimates used are changes in interest rates, loan prepayment speeds and the payment performance of the underlying loans. The carrying value of the loan servicing rights is periodically reviewed for impairment based on a determination of fair value. For purposes of measuring impairment, the servicing rights are compared to a valuation prepared based on a discounted cash flow methodology, utilizing current prepayment speeds and discount rates. Impairment, if any, is recognized through a valuation allowance.

Birmingham Bloomfield Bancshares, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Deferred Tax Assets

The deferred tax asset “DTA” balance represents the aggregate tax effect of all deductible temporary differences and operating loss carry-forwards. DTA’s are recorded when an event generating a tax benefit has been recognized in the financial statements and is measured using the applicable tax rate. When it is more likely than not a portion or all of the DTA will not be realized a valuation reserve is required. The objective of the reserve is to reduce the DTA balance to an amount that is likely to be recognized. The requirement for a valuation reserve on a “DTA” is based on an analysis of all existing evidence, both positive and negative.

Since inception, the Corporation established a reserve on the full amount of the outstanding DTA balance. The reserve was maintained based on the Corporation’s cumulative losses and concern regarding the ability of the organization to realize the full benefit of the asset. However, in 2011 as a result of improved earnings, positive performance trends and financial projections, management determined there was sufficient evidence the Corporation would be able to recognize the benefits of the DTA balance and eliminated the valuation reserve of $2,885,000 in the fourth quarter. See Note 7 for additional detail.

SEC FORM 10-K

Copies of the Corporation’s annual report on Form 10-K, as filed with the Securities and Exchange Commission are available to stockholders without charge, upon written request. Please mail your request to Robert E. Farr; Chief Executive Officer, Birmingham Bloomfield Bancshares, Inc., 33583 Woodward Avenue, P. O. Box 1298, Birmingham, MI 48012-1298.

STOCK INFORMATION

The common stock of Birmingham Bloomfield Bancshares, Inc. trades on The OTC Bulletin Board under the ticker symbol “BBBI.” At December 31, 2011, there were 1,812,622 shares of Birmingham Bloomfield Bancshares, Inc. common stock issued and outstanding and approximately 828 shareholders of record.

The following table shows the high and low bid price of our common stock on the OTC Bulletin Board for each quarter of 2011 and 2010. These over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions. There is not currently an active public trading market for our common stock.

	High	Low
2011
First Quarter	$4.00	$2.40
Second Quarter	$3.95	$2.35
Third Quarter	$3.25	$2.25
Fourth Quarter	$3.55	$2.15

2010
First Quarter	$4.75	$2.25
Second Quarter	$3.50	$2.60
Third Quarter	$3.25	$2.50
Fourth Quarter	$3.25	$2.00

The Company has not yet paid any dividends on its common stock and does not anticipate that it will in the near future. Because the Company’s principal activity is its ownership of the Bank, its ability to declare and pay dividends is dependent upon the ability of the Bank to declare and pay dividends to it. As a result of the Bank’s startup losses, at December 31, 2011, the Bank’s retained earnings available for the payment of dividends, with out approval from its regulators, was $0. See Note 10 to the financial statements for a discussion of restrictions on the Bank’s ability to pay dividends.